UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2018

Commission File Number 1-14846

_____AngloGold Ashanti Limited_____
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
_____South Africa_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI LIMITED – INTEGRATED REPORT FOR THE YEAR ENDED DECEMBER 31, 2017**



INTEGRATED REPORT 2017





CONTENTS

Quick links

ABOUT THIS REPORT	OUR PERFORMANCE
CHAIRMAN'S LETTER	HIGHLIGHTS

2
SECTION 1
OVERVIEW

19
SECTION 2
BUSINESS CONTEXT

45
SECTION 3
STRATEGY

59
SECTION 4
PERFORMANCE REVIEW

151
SECTION 5
ACCOUNTABILITY

195
SECTION 6
SHAREHOLDER INFO

OVERVIEW

HOW TO USE THIS REPORT

This is an interactive PDF. Navigation tools at the top left of each page and within the report are indicated as follows.

Interactive indicator	Contents page	Print	Previous page	Next page	Undo	Search	Website	Download	Page reference



Picture: Mponeng, South Africa



SECTION 1

OVERVIEW

We provide an overarching view of our reports, including the Chairman's message to stakeholders, our corporate profile and the year's highlights, as well as the CEO's account of our delivery on the previous year's commitments, and the outlook for the year ahead.





103

Picture: Siguiri, Guinea



ABOUT OUR REPORTS



USEFUL LINKS

🌐 Visit our reports website:
www.aga-reports.com

🌐 Visit our corporate website:
www.anglogoldashanti.com

🌐 Download the full suite of reports

About this report

This integrated report, covering the year from 1 January to 31 December 2017, offers a concise review of our performance and progress in delivering on our strategic objectives, while taking into account our external operating environment (the ensuing opportunities and material risks identified), as well as actions taken in mitigation. We also report on our regional operational performance and provide a view on our growth options for the future and long-term sustainability of the business.

Underpinning all that we do are our corporate values, our code of ethics and our governance framework. These are especially significant given the recent adoption of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), to which an integrated approach to the strategy and operations of a business, are integral. Integrated reporting is a natural outcome of this approach. King IV has been applied throughout this report.

Our integrated report takes into account the socio-economic context in which we operate, the factors giving rise to the material risks and opportunities that may affect our ability to create value – including the gold industry landscape – and the various interdependent stakeholders whose needs, interests and expectations have an impact on us.

Our reporting also acknowledges our role as a corporate citizen within this context, and the consequent rights, responsibilities and obligations conferred upon us as a result.

The material risks and issues reported are those considered most likely to affect the sustainability of our business in the short, medium and long term. In identifying these, as well as any opportunities, we have taken into account our operating context and stakeholder feedback during the year. Our material issues are discussed in full in the <SDR>.

The information presented in this report, aimed primarily at current and potential investors and financiers, we believe should enable them and other interested stakeholders to assess the viability of our business and our ability to create value.

In addition to King IV, this report is aligned with the International Integrated Reporting Council's framework, the South African Companies Act 71 of 2008 (as amended) and the JSE Listings Requirements.

Scope and boundary

This integrated report covers the entire company and its main business units and functions, including joint ventures and investments, over which we exercise control or have significant influence. Performance is reported regionally, in line with our corporate structure, and we report fully

on all operations managed by AngloGold Ashanti. Those operations in which we have an ownership interest but do not manage – Kibali and Morila – are partially reported in terms of their safety, environmental and socio-economic performance. There were no significant changes to the scope, boundary or measurement methods used in this report. Restatements (if any) of comparatives, are indicated.

As this is a group-level report, operating targets and performance are discussed regionally rather than by operation, although certain detail on operational information is given if appropriate. Additional information, including maps of our greenfields and brownfields exploration activities, is available on our website, www.anglogoldashanti.com.

Information relating to joint ventures and other interests is provided for context and elsewhere if deemed material. Production, costs and capital expenditure data is attributable, unless otherwise indicated. Employee data and average workforce data are reported for AngloGold Ashanti with joint ventures reported on an attributable basis. Employee data includes both permanent employees and contractors.

While this report covers the 2017 financial year, any significant, material event that occurs between the end of the year and the date on which this report is approved is included.

Picture: Moab Khotsong, South Africa

ABOUT OUR REPORTS CONTINUED



OUR 2017 SUITE OF REPORTS

AngloGold Ashanti Limited's 2017 suite of reports is made up as follows:

Integrated Report <IR> is the primary document in our suite of reports and provides a concise overview and explanation of our performance in terms of our strategic objectives, how we create value and the outlook for the company. Both financial and non-financial performance are reviewed.

Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting) <NOM> is produced and posted to shareholders in line with the JSE Listings Requirements and the requirements of the South African Companies Act, 71 of 2008, as amended (Companies Act).

Sustainable Development Report <SDR>, compiled in line with the Global Reporting Initiatives' (GRI's) latest G4 guidelines, is published together with the accompanying GRI scorecard and supplementary data.

Mineral Resource and Ore Reserve Report <R&R>, presented in line with the SAMREC and JORC codes, provides detailed information on all our operations and projects.

Annual Financial Statements <AFS> are prepared in accordance with the International Financial Reporting Standards (IFRS).

Operation profiles are compiled for each of our mining operations and provide a summary overview of operating performance.

A dedicated annual reporting website, www.aga-reports.com, hosts PDFs of the full suite of these reports to facilitate ease of access by, and communication with, our stakeholders.

Click on any of the links below to download the relevant PDF







INTEGRATED REPORT 2017

<IR>
Integrated Report

SUSTAINABLE DEVELOPMENT REPORT 2017

<SDR>
Sustainable Development Report

REPORT SUITE 2017

<WWW>
www.aga-reports.com







NOTICE OF ANNUAL GENERAL MEETING 2017

<NOM>
Notice of Annual General Meeting and Summarised Financial Information (Notice of Meeting)

MINERAL RESOURCE AND ORE RESERVE REPORT 2017

<R&R>
Mineral Resource and Ore Reserve Report

ANNUAL FINANCIAL STATEMENTS 2017

<AFS>
Annual Financial Statements



ABOUT OUR REPORTS CONTINUED

Approvals and assurance

Several internal processes, including, among others, management assurance and internal audit reviews of the information and data published in our reports, are conducted regularly. In addition, our operations are subjected to risk-based, integrated, combined assurance reviews focusing on commercial, safety and sustainability aspects of the business. The outcomes of these reviews and external assurances, as well as of any independent technical reviews, provide reasonable assurance to allow the board, on the recommendation of the Audit and Risk Committee, to determine the effectiveness of the group's internal control systems and procedures.

Directors' statement of responsibility

The board of AngloGold Ashanti Limited (AngloGold Ashanti) and the Company's executive management consider the matters discussed in this report to be those that most influence our ability to successfully achieve our strategic objectives, create value and manage the risks we face, and believe that this report fairly records our performance in the past year.

The board, assisted by the Audit and Risk Committee and the Social, Ethics and Sustainability Committee, is ultimately responsible for overseeing and confirming the integrity and completeness of this <IR> and the entire suite of 2017 reports. The board, having reviewed and applied its collective mind to the preparation, information and presentation of this report, declared that this <IR> addresses all material issues and presents a fair and balanced view of our integrated performance for the year ended 31 December 2017.

On the recommendation of the Audit and Risk Committee, the board approved this <IR> on 19 March 2018.

Sipho M Pityana
Chairman

Rhidwaan Gasant
Chairman: Audit and Risk Committee

Srinivasan Venkatakrishnan
Chief Executive Officer

Christine Ramon
Chief Financial Officer



Picture: Quebradona, Colombia

CORPORATE PROFILE



OUR VALUES



Safety is our first value.



We treat each other with dignity and respect.



We are accountable for our actions and undertake to deliver on our commitments.



We want the communities and societies in which we operate to be better off for AngloGold Ashanti having been there.



We value diversity.



We respect the environment.



AngloGold Ashanti, an international gold mining company with a globally diverse, high-quality portfolio of operations and projects, is headquartered in Johannesburg, South Africa. Measured by production, AngloGold Ashanti is the third-largest gold mining company in the world.

Our business

Our business activities span the full spectrum of the mining value chain. Such activities include mitigating our impact on the communities and environments in which we operate. To maintain and strengthen our social capital, we aim to create sustainable value for shareholders, employees, and social and business partners through safe and responsible mining and discipline in the allocation of capital.

Over the past five years, AngloGold Ashanti has transformed itself by increasing efficiencies and competitiveness, focusing on safety and sustainability performance, improving margins, containing operating and overhead costs, and generating positive cash flows. Given the current market environment and the scrutiny of financial capital allocation, we ensure responsible capital distribution, in line with business requirements. We do this while optimising internal expertise to aggressively identify and implement operational efficiencies, reducing overhead costs, improving capital

discipline and pursuing other business improvement initiatives without compromising safety. We continue our focus on debt reduction to further strengthen our balance sheet and on improving the quality of our portfolio. This we aim to do by unlocking value from existing operations, and developing brownfields opportunities, the redevelopment of the Obuasi mine, and other long-term growth projects, including Colombia.

Our organisational and management structure aligns with global best practice in corporate governance. By using our human capital efficiently, group support functions cover planning and technical, strategy, sustainability, finance, human resources, legal and stakeholder relations. The planning and technical functions focus on identifying and managing opportunities, maintaining long-term optionality, and ensuring the optimal use of our intellectual capital through a range of activities that include brownfields and greenfields exploration as well as innovative research focused on mining excellence.

Corporate status 2017

- South Africa region restructured to ensure sustainability of the business, as a consequence of which, TauTona and Savuka were placed into orderly closure, while Moab Khotsong and Kopanang have been sold, together with our interests in the Nuclear Fuel Corporation (Nufcor) and the Margaret Water Company. These transactions were successfully concluded on 28 February 2018

- The feasibility study at the Obuasi Gold Mine was completed. Agreements have been reached with the government of Ghana for the redevelopment of Obuasi, subject to ratification by Ghana's parliament

- At Yatela, closure remains on track with completion scheduled for 2021

- All other assets remained fully operational

- Disclosure refers to continuing operations

Picture: Siguiri, Guinea

CORPORATE PROFILE CONTINUED

LOCATION OF ANGLOGOLD ASHANTI'S OPERATIONS AND PROJECTS

OUR PORTFOLIO OF ASSETS

As at 31 December 2017, our portfolio of 17 operations and three projects in ten countries included long-life, relatively low-cost operating assets with differing orebody types, located in key gold-producing regions. These operating assets were supported by greenfields projects and a focused exploration programme.

Our operations and projects are grouped as follows:

South Africa
Vaal River, West Wits and Surface Operations



International Operations

Continental Africa
Democratic Republic of the Congo (DRC), Ghana, Guinea, Mali and Tanzania

Americas
Argentina, Brazil and Colombia

Australasia
Australia

Colombia 3
Brazil 2
Argentina 1

AMERICAS

1 Argentina
Cerro Vanguardia (92.5%)

2 Brazil
Serra Grande
AGA Mineração

3 Colombia
Gramalote (51%)
La Colosa
Quebradona (93.5%)

CONTINENTAL AFRICA

4 Guinea
Siguiri (85%)

5 Mali
Morila (40%) (1)
Sadiola (41%)

6 Ghana
Iduapriem
Obuasi (2)

7 DRC
Kibali (45%) (1)

8 Tanzania
Geita

5 Mali
4 Guinea
6 Ghana
DRC 7
8 Tanzania

South Africa 9

SOUTH AFRICA

9 South Africa
Vaal River
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona (3)
Surface Operations (4)

LEGEND
● Operations ○ Greenfields projects

Percentages indicate the ownership interest held by AngloGold Ashanti. All operations are 100%-owned unless otherwise indicated.

(1) Morila and Kibali are managed and operated by Randgold Resources Limited
(2) Obuasi remained on care and maintenance in 2017. The feasibility study was completed and redevelopment of the mine is imminent
(3) TauTona had its final blast on 15 September 2017, and has now been placed into orderly closure
(4) Surface Operations includes First Uranium SA, which owns Mine Waste Solutions (MWS). MWS is managed and operated as a separate cash-generating unit







10 Australia

AUSTRALASIA

10 Australia
Sunrise Dam
Tropicana (70%)

Picture: Mponeng, South Africa



CORPORATE PROFILE CONTINUED

Exploration

Our exploration programme aims to establish an organic growth pipeline to enable us to generate significant value over time.

We undertake greenfields and brownfields exploration in both established and new gold-producing regions through managed and non-managed joint ventures, strategic alliances and wholly-owned ground holdings. Our world-class greenfields discoveries include La Colosa, Gramalote and Quebradona (Nuevo Chaquiro) in Colombia.

Our product

Once mined, gold ore is processed into doré (unrefined gold bars) on site and dispatched to precious metals refineries for refining to a purity of at least 99.5%, in accordance with the London Bullion Market Association's standards of 'good delivery'. The refined gold bars are then sold directly to bullion banks.

While gold is our principal product, several by-products also make up a small proportion of our manufactured capital output. By-products are silver in Argentina, uranium in South Africa and sulphuric acid in Brazil. In compliance with all applicable legislation, great care is taken to ensure the safe production, transportation and storage of uranium and sulphuric acid, which are hazardous materials. AngloGold Ashanti complies with the International Atomic Energy Agency's (IAEA) safeguards regarding all its uranium sales contracts and shipments. For

more information on uranium and its handling process, see the South Africa regional review.

As of 1 March 2018, following the sale of the Vaal River operations, which included the uranium producing unit, AngloGold Ashanti will no longer produce uranium.

Shareholders

AngloGold Ashanti is an independent gold producer, with a diverse spread of shareholders that includes some of the world's largest financial institutions – see *Shareholder Information*.

The government of Ghana also holds a 1.55% stake in the company with the respective national governments holding direct interests in our operating subsidiary in Guinea and joint ventures in the DRC and Mali. In Argentina, Fomicruz, a state company in the province of Santa Cruz, has an interest in Cerro Vanguardia.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its shares (or depository receipts) are also listed on the New York, Australian and Ghana stock exchanges. More detailed information on our listings on various stock exchanges is provided in Shareholder Information on page 196.

At 31 December 2017, AngloGold Ashanti had 410,054,615 ordinary shares in issue and a market capitalisation of $4.18bn (2016: $4.29bn). Post year-end, at 19 March 2018, the date on which this report was approved by the board, the company's market capitalisation was $3.71bn.





Geographic distribution of shareholders
(as at 31 December 2017)

- United States — 40
- South Africa — 29
- United Kingdom — 16
- Rest of Europe — 7
- Asia — 3
- Ghana — 1
- Rest of world — 4

Picture: Serra Grande, Brazil

CHAIRMAN'S LETTER



Consistency in delivery

Sipho Pityana
Chairman

AngloGold Ashanti Stakeholders,

It is my pleasure to reflect on 2017, another eventful year in our emerging-market gold-mining universe and beyond.

It was a year in which the executive team, once again oversaw the making good on its commitments and continued execution of the company's strategy to deliver sustainable improvements to cash flow and returns. This consistency in delivery is a hallmark of a strong leadership team and a deep bench of management and functional talent. This has allowed AngloGold Ashanti to meet each of its operating and cost guidance metrics for the past five years, whilst extending its trajectory of long-term improvements in sustainability metrics, namely environmental stewardship, safety and the all-important engagement with our stakeholders. The improvements were made despite an increasingly volatile operating and market environment.

Global context

It was a year in which the world grew used to a steady flow of breaking news from the White House in the US as President Donald J. Trump settled into his new role. Across the Pacific, North Korea proved up to the task of matching the drumbeat of aggressive political rhetoric emanating from Washington DC, while in Europe, Brexit talks lurched from one impasse to another, with little more certainty now than a year ago on how the UK will leave the EU. In Italy, Germany and Hungary, right-wing populists made significant gains at the ballot box, an ominous portent for political discourse in the 'developed world'.

Emerging markets were only marginally less volatile. In the Middle East, a clutch of Arab states, led by Saudi Arabia, severed diplomatic ties with Qatar as part of broader, regional hostilities against its one-time ally Iran. This Cold War theme continued elsewhere in the region as the multi-player war in Syria, which has now drawn in Russia and the US, raged on.

Brazil continued to reform its political arena by going after corrupt elites, helping speed its emergence from a brutal recession. In Argentina, President Mauricio Macri pressed ahead with unpopular, but necessary reforms.

In South Africa, in the days before Christmas, Cyril Ramaphosa wrested control of the governing African National Congress (ANC) from Jacob Zuma and his loyalists. Only weeks into the new year, Zuma was forced by the ANC to resign as president of the country, ushering in a new era of hope and economic recovery, after a decade of wanton corruption and mismanagement which took the country to the brink of financial ruin. This was a victory for the country's independent media and civil society, which had exposed so-called State Capture and called for his resignation. Importantly, it was also a vindication of the strength and robust structure of its constitutional democracy.

Meanwhile, most major asset classes – equities, bonds, commodities, property, among others – continued to rise to dizzying heights, fuelled by low interest rates. The consensus emerging from the World Economic Forum meeting in Davos in January of this year, was that the world is primed for a period of synchronised growth, turbo-charged by sweeping tax cuts in the US and long-awaited market reforms in France.

The US Federal Reserve continued its efforts to normalise monetary policy, raising interest rates in three 25 basis point increments to 1.50%. This did little to dampen market enthusiasm, as many traditional ways of pricing risk appear to have been abandoned



CHAIRMAN'S LETTER CONTINUED

– or at least forgotten – by investors engaged in an insatiable search for yield. For evidence, look no further than Argentina, a country with a history of defaults over the past century, which managed to issue a 100-year bond. In June, a month after a soldiers' mutiny in the Ivory Coast, and only six years after the West African country's previous default, the country completed a spectacularly successful debt issue that was almost ten times oversubscribed. It finally issued $1.25 billion of 16-year bonds with a 6.25 percent rate and 625 million euros of eight-year notes yielding 5.125 percent. These are historically low borrowing costs that demonstrate the market appetite for yield above all else.

Volatile times

All of this is to say that we live in volatile times, with unprecedented economic and market conditions that are likely to create additional political and market volatility when these trends start to revert to the long-term mean. As countries and economies buffeted by these forces try to adjust, we should be prepared for unforeseen repercussions.

As they most often do, threats to the bullish outlook on world markets have already started to emerge. The US has announced punitive tariffs on steel and aluminium imports, the first salvo in a trade war that will have repercussions far and wide. Inflation has started to raise its head as price increases

start to nose upward toward the US target range, after flatlining for years.

Staying the course on strategy

Gold is responding well to these external factors, shrugging off the panic of rising interest rates that have kept a lid on prices for the past four or five years. It seems – for now at least – that among gold investors the need for protection from rising inflation is beating out the fear of higher US rates, with the gold price on average flat through 2017, finishing the year strongly. It has continued that trend through the first quarter of 2018.

Notwithstanding this helpful tailwind from the gold price, the board is clear that it will not relax the imperative for vigilance with respect to the executives' prudent management of the business, which has been exemplary since the severe downturn in the gold market in 2013. You will read in the CEO letter, and elsewhere in this report, that the management of the company is more focused than ever on ensuring continued pursuit of our strategic objectives. This means intensifying scrutiny of costs, exploring ways to make our operations more productive and efficient, strengthening our balance sheet where possible, and making further improvements to our portfolio.

As the board, we are in full support of the executive's view that the best way to manage market risk in the long-term is to be ruthless in

our allocation of capital – ceaselessly searching out ways to improve our portfolio and extend the life of our existing assets, at reasonable cost, through the development of project options that generate returns above our hurdle rates. Following this strategic path to long-term self-sufficiency has not always been easy. We have not issued new equity to the market for the past eight years, relying instead on 'self-help' to effect structural improvements to our portfolio and to strengthen our balance sheet through the reduction of our net debt by almost a third. Only by effectively utilising our capital and producing superior project returns can we hope to remain a sustainable gold producer than can offer acceptable returns to investors and strong leverage to the gold price.

We are proud to have achieved this through a combination of cash generation, cost savings and asset sales. Operating cash generation from the business remains strong and long-term optionality continues to improve.

We made the difficult call during 2017 to restructure our South African portfolio, selling the unprofitable Kopanang mine, and our prized – but relatively short-life – Moab Khotsong asset, and put the unprofitable TauTona mine into orderly closure. This was a difficult decision for the company given the job losses we faced at the start of the restructuring process, which were subsequently saved through the asset sales. This will reduce our South African business to

less than 15% of production, but allowed us to shed loss-making ounces, whilst creating additional flexibility in our balance sheet. We have also decided to move ahead to redevelop our Obuasi Gold Mine in Ghana, with a plan that we believe is robust, practical and appropriately conservative in arriving at the attractive returns that we anticipate from the project.

Local risk

On a more region-specific basis, we continue to see the normal ebb and flow of jurisdictional risk across our portfolio. Australia's gold industry showed solidarity in helping rebuff repeated attempts by the state government in Western Australia to hike royalties and levy a super-profits tax, ultimately triumphing with the argument that punitive taxes and constantly changing legislation are severely detrimental to the long-term sustainability of capital-hungry mine investment.

We have seen encouraging improvements in Ghana, where a new administration elected on an anti-corruption ticket in late 2016, has created an environment more conducive to inward investment. Our decision to press ahead on the Obuasi redevelopment is on one hand based on a sound technical study, and on the other, the strong support from the government and local authorities in providing a welcoming environment for job-creating investment with several positive effects for that economy – a true win-win situation.



CHAIRMAN'S LETTER CONTINUED

South Africa, too, has made decisive moves in the right direction to attract investment by promising to root out public mismanagement and corruption, and to reduce the legal and regulatory uncertainty that in recent years has caused massive damage to its economy.

In Tanzania, President John P. Magafuli has, since his election in 2016, made some important steps toward introducing greater accountability in the public service, rooting out mismanagement and corruption, and prioritising the progress of the country to middle-income status by 2025. As one of the largest taxpayers in the country, we are in strong support of this overarching objective, given the obvious benefits that growth and added stability bring to all investors active in the country. The release in July of a suite of new laws governing the extractive sector has however created some uncertainty for investors, who in turn have penalised the valuation of assets in the country. The implied value in the market of our Geita mine has suffered as a result. We have reached out to the government of Tanzania with the hope of initiating a discussion that will help clarify the co-existence of the new laws and regulations with our pre-existing Mine Development Agreement, which guaranteed us certain fiscal stability when we first committed billions of dollars of capital investment to Tanzania. It is important that such dialogue happens

and, we trust it will afford us the means to provide certainty to our shareholders, funders and employees; and to ensure the ongoing investment in the future of that business, an outcome that will benefit all stakeholders.

Likewise, in the neighbouring Democratic Republic of the Congo, the new Mining Code has also created uncertainty with respect to how the new law will be harmonised with the guarantee of stability which was contained in the previous Mining Code. We are, with our joint venture partner and operator, and our industry peers seeking an engagement with the government, ahead of the publication of the Regulations that will govern the implementation of the new law.

The biggest requirements for the large, long-term capital commitments that mining needs, is good governance, regulatory certainty and the timeous refund of corporate and indirect tax refunds, which are important to ongoing reinvestment.

Equally, though, we are mindful that there must be a quid pro quo, with lasting benefit provided to the countries which allow us to extract their mineral wealth. We are working hard to ensure improved linkages from our operations to the broader economy through specific focus on localisation of skills and a commitment for an increasing proportion of our total expenditure towards procurement from local businesses.

Our Remuneration Report provides a wealth of detail on the strides made in these areas, particularly in our Continental Africa business which, notwithstanding its growth in recent years, has more than halved its complement of expatriate staff. We have also placed added emphasis on economic development initiatives that will help incubate the very businesses that over the long term can supply our needs and those of the broader business community in our host countries.

Dividend

In line with the approved dividend policy, the board has applied its discretion in adjusting the 2017 free cash flow, pre-growth capital expenditure metric for the $49m abnormal South African retrenchment costs paid and had approved a dividend of ZAR 70 cents per share (approximately 6 US cents) per share.

Looking forward

As we look ahead to 2018, we will work to ensure continued follow-through on our strategic objectives and our ongoing work to release latent value in this company. That requires, among others, continued diligence in extracting – in a safe, sustainable way – as much benefit from the natural resources we mine as possible. while demonstrating the equitable sharing of these benefits with all stakeholders. As ever, we also keep a close eye on a range of strategic initiatives

that can complement those ongoing, fundamental improvements.

Board and management

In 2017, the board bid a fond farewell to Professor Wiseman Nkuhlu, who has made an invaluable contribution and provided wise counsel to the company over the years. I thank him on behalf of the board and the company for his support throughout the years. In April, we then welcomed Sindiswa Zilwa, as a non-executive director. Sindi is well regarded in the areas of accounting, auditing and business management, with extensive board and audit committee experience in the public and private sectors, traits that will benefit us.

In closing, I'd like to thank our CEO, Venkat, his executive management team, and everyone throughout the organisation, for their close adherence to AngloGold Ashanti's Values, which remain non-negotiable. This absolute commitment to the ethical prosecution of our overall strategy and business plans, makes the job of chairing the board of this company, one that I relish. I also thank my board colleagues for their diligence and commitment in overseeing the business.

Sipho M Pityana
Chairman
19 March 2018

HIGHLIGHTS OF THE YEAR


 Safety
 Production

 Employees
 Free cash flow

 Costs
 Capital expenditure

 Environment
 Community

Safety is our first value!

Fatalities



Year	Value
2013	8
2014	6
2015	11
2016	7
2017	7

All-injury frequency rate
(per million hours worked)



2013	7.48
2014	7.36*
2015	7.18
2016	7.71
2017	7.49

* 7.15 if adjusted for the impact of the earthquake, that occured in August 2014

Safety is a journey, rather than a destination, as we continue on the path to eliminating all injuries from our mines while intensifying and continually improving safety practices.

New safety benchmarks were set in 2017 – three consecutive, fatality-free were achieved quarters for the first time; posting 349 days passed in South Africa without a fatality. International Operations set a record of 495 days without a fatality on 28 January 2018. Mponeng – the world's deepest mine – passed 2 million shifts without a fatality; and TauTona marked more than a year without a fatality.

The South Africa region received the MineSAFE award recognising AngloGold Ashanti for the most improved safety performance year-on-year. Regrettably, this performance was followed by a series of seismic-related incidents in the second half of the year when we lost seven of our colleagues.

For the second consecutive year, Geita was declared the overall winner in the mining sector by the Tanzanian Occupational Safety and Health Authority (OHSA). Iduapriem was recognised as one of Ghana's safest mines at an awards ceremony in Accra in November.

In improving our capability to respond to safety risks, our focus remains on embedding and integrating safety into our business processes.



Picture: Sunrise Dam, Australia



CEO'S REVIEW



Consistency, reliability, discipline and delivery

Srinivasan Venkatakrishnan:
Chief Executive Officer

It is my pleasure to reflect on another year of delivery on our commitments, as we continue to pursue our strategy of building a sustainable, self-financing gold producer that can create value for stakeholders over the long term.

This is a pursuit that is as rewarding as it is challenging, particularly in a market as volatile as the one in which we operate. The successes that we have enjoyed would not have been possible without the excellent team we have assembled here at AngloGold Ashanti.

Consistency, reliability, capital discipline and delivery

For those who are not familiar with our company, it's worth taking a quick step back to tell you a little about ourselves. We are the world's largest and most diverse emerging-market gold producer, with operations in nine countries, spanning South America, South Africa, Continental Africa and Australia. We have a strong project pipeline in the short, medium and long term, which is kept stocked by a world-class exploration programme around our mine sites and Colombia, the tenth country in which we have a presence. We are focused on returns – with investment expected to deliver returns at least in the mid- to high-teens through the cycle. Strict capital discipline is our mantra, and we have not diluted our shareholders by issuing new equity since 2010, when we extinguished a large, legacy hedge position.

We have worked hard to make consistency and reliable delivery on our commitments, the hallmark of AngloGold Ashanti over the past five years. To that end, production, costs and capital have either been met, or improved on our market guidance every year. This record demonstrates our ability to effectively manage the headwinds and volatility that come with a single-commodity, emerging market portfolio.

I believe that this predictability is the absolute minimum requirement to achieve the rerating of our equity, and we will continue to ensure that we set challenging targets and then provide the right environment for our operators to meet them.

We continue to place a premium on capital discipline. Notwithstanding a muted gold price over the past five years, we have worked on our efficiencies and margins to generate healthy cash flows from the business, which we've supplemented with some asset sales as we've actively managed our balance sheet and our portfolio. This combination has allowed us not only to pay taxes and royalties of $1.5bn over the past five years alone, but to reinvest inward to improve the portfolio, notably through $4.8bn in ongoing sustaining capital as well as self-financing the $1.8bn development of two new. tier one assets in Tropicana and Kibali.

In looking at the funding of the business, we've favoured self-financing our obligations. Our legacy debt position, which we've brought down by more than a third over the past five years, has consumed about $1 billion in interest payments and other costs, while total dividends have accounted for about a fifth of that. Importantly, we've done all of that without going to shareholders to give us an equity top up at any time in the past eight years, putting us in an increasingly exclusive club.

Going forward – and obviously depending on the gold price – we see the potential to further improve returns to shareholders as our operating cash flows improve, while still maintaining the integrity of the balance sheet.

Strategy – steady as she goes

Our strategy has remained steady over the past five years, with our focus on safety, active portfolio management and tightly managing cost and capital to keep our

CEO'S REVIEW CONTINUED

Performance against guidance



Production
(Moz)

Original financial year guidance range   Actual result

Five years meeting or beating output guidance while restructuring the portfolio



All-in sustaining cost
($/oz)

Original financial year guidance range   Actual result

Five years meeting or beating guidance on costs and capital despite inflation and volatile local currencies



Capital expenditure
($m)

Original financial year guidance range   Actual result

balance sheet robust enough to handle any market environment. We have continued to invest in the long-term health and sustainability of this business, through sustaining capital expenditure, exploration, life-extension and margin improvement projects and some modest production growth.

All of these business pillars support our central objective of improving cash flow and returns, on a sustainable basis.

Safety remains our first priority. It was one of the true highlights that, in the first half of the year, we managed to record 349 days without an operating fatality at any of our mines. That includes the ultra-deep operations here in South Africa.

We have shown what is possible, with Mponeng – the world's deepest mine – passing 2 million shifts without a fatality. TauTona marked more than a year without a workplace death, which I'm happy to say is a feat that a number of our operations can now claim. In fact, our entire International Operations passed 495 days with no fatalities – a truly remarkable achievement. We also ended the year with another improvement in our all injury frequency rate.

Similarly, I cannot articulate the disappointment that we didn't extend that further, after a series of seismic events ended that run in the second half of the year in South Africa. In the end,

we lost seven of our colleagues to workplace accidents during 2017. My sincere and heartfelt condolences go out to the families and loved ones of those who passed on.

While we can celebrate the progress in many areas, our safety performance fell short of our own goals and we continue to search for ways to improve. Safety is a journey, rather than a destination. It's a point we never forget, as we continue on the path to eliminating injuries from our mines.

Our teams have also been exceptionally busy integrating our values into the execution of our strategy, with an enormous amount of work done on the environmental and social elements of our business that are crucial to our ability to maintain our social licences to operate. This work includes the community engagement that is so important in ensuring we understand the needs of our employees, our host governments and communities. It also includes the design of investments in areas that not only mitigate the impacts of mining, but also make a lasting improvement in the lives of the people in the towns, regions and countries in which we operate. There are initiatives underway in public health, economic development, education, and water and sanitation, to name a few. The detail of this work, and also our overarching strategy in this regard, is contained in a separate <SDR>, which I encourage you to read.



CEO'S REVIEW CONTINUED

Highlights and lowlights

Looking back at 2017, there are several highlights, and some lowlights.

Legislative and regulatory uncertainty continue to be one of the most pressing concerns facing this industry. In Tanzania, the ongoing lack of clarity over how a suite of new laws and regulations will impact the mining sector – including those companies operating with clear mine development agreements. The lingering uncertainty has penalised the value of investments in the extractive sector, as equity investors have voted with their feet. In the Democratic Republic of the Congo, the promulgation of a new mining code has caused significant destruction of value as investors weigh up the attractiveness of deploying new capital, against the risk of shifting legislative goalposts. And in South Africa, the reviewed Mining Charter – replete with its contradictory legal provisions, lack of sufficient engagement and litany of punitive prescripts – has thankfully been suspended, pending a negotiation with the new government leadership, though not before causing significant damage to investment in the country.

We will continue to engage with governments across our portfolio, to explain the need for consistency and certainty, and also to communicate the value proposition of having a reputable, modern extractive industry that can leverage real benefit to host communities and countries.

There were several highpoints during the year. We saw our investments across the portfolio helping to deliver production growth at 4%. Cash flows were also strong. We managed to more or less break even on this basis, notwithstanding the previously flagged higher capital expenditure during the year, as we put money to work internally, extending the life of our best assets and improving margins across the portfolio where possible. Our suite of high-return brownfields projects all stayed well on track and within our budget projections. We also funded the restructuring in South Africa.

A look at our Mineral Resource and Ore Reserve statement this year will show that we managed to offset almost all depletion through production, with an Ore Reserve of 49.5Moz, despite the strong production performance. Importantly, we have kept a conservative $1,100/oz price at which we calculate our Ore Reserve. Notable, too, is our maiden Ore Reserve of 1.8Moz in Colombia, which we believe will be the first of many more over time, as we start to bring this important jurisdiction to account.

Delivering on our commitments

Significant progress has been made as we restructure the South African operations and move forward with the redevelopment of Obuasi



Further **improved safety** and sustainability performance



Advance low capital, **high return** brownfields opportunities



Continue investment to **enhance margins** and cash flow



Extend **asset lives** through focused exploration



Maintain **balance sheet flexibility**



Advance South Africa's operational **turnaround and restructuring**



Revisit **Obuasi feasibility study**; assess all options



Move **Colombia projects** up value curve; reduce holding cost



CEO'S REVIEW CONTINUED

The strong overall operating and financial performance in 2017 – which is unpacked in detail in this report and in Christine's CFO's review, in particular – helped us declare a dividend again since resuming payments in 2016, answering some of the questions around our ability to reinvest and offer a direct return, albeit a modest one. Just to repeat what I said last year, the dividend really is a way of instilling capital discipline into the business, giving back the first slice of free cash to shareholders before reinvestment for growth. It is akin to a shareholder's royalty. We hope to improve this over time, as we pursue our strategy and focus closely on improving efficiencies, cost management and appropriate investment in the enhancement of the portfolio.

Scorecard

At the beginning of 2017, we shared an ambitious list of priorities, and we covered good ground in fulfilling those commitments.

While we saw improvement in our key safety indicators, it is important that we keep continued focus on the workplace fatalities that remain a feature in our business, particularly in South Africa. And while we take encouragement from the new benchmarks we set, we are more committed now than ever in applying every tool at our disposal to eliminate injuries – and especially fatalities – from our work sites.

We saw improved adjusted EBITDA margins and the exploration success mentioned above, which helped offset most of our depletion. Colombia is edging up the value curve at a lower cost, as promised a year ago.

We made strong progress in restructuring our business in South Africa, agreeing the sale of the Moab Khotsong and Kopanang mines, and associated infrastructure, and taking the tough decision to place TauTona into orderly closure to curb unsustainable losses. The decision to part with these assets was difficult, given the job losses we faced at the start of the restructuring process, but the majority of these jobs were subsequently saved in fulfilment of the terms of the asset sales. We also saw Moab Khotsong's future being best served under different ownership, given that our own competing capital requirements would probably mean that Moab's Zaaiplaats life extension project would be less likely to be approved within an appropriate time, as part of AngloGold Ashanti's global portfolio.

The sale of Moab Khotsong to Harmony Gold Mining Company Limited for $300m was agreed in October and concluded post year-end at the end of February. The sale of Kopanang to Heaven-Sent SA Sunshine Investment Company Limited for R100m, which agreed to purchase the mine and the accompanying plant, rescued the site



from closure and helped save as many as 3,000 jobs. TauTona, where shaft-sinking commenced in the late 1950s, was placed into orderly closure at the end of 2017.

All of the costs of these restructurings, including the first tranche of retrenchment costs paid to employees, were self-funded. Gross sale proceeds of R3.8bn have already been put to work in reducing our borrowings in South Africa and so further improving our financial flexibility.

But perhaps the most notable point to be made is our decision to move ahead on the redevelopment of Obuasi in Ghana. This is a fundamentally re-engineered project that we believe is one of the more attractive new developments, from a return and capital intensity perspective.

Obuasi

It bears taking a moment to explain our decision to move ahead on Obuasi, which has had a checkered operating history since we took control of it in 2004, following the business combination with Ashanti Goldfields.

I've always said that you can't change the tyre of a car while it's in motion. We learned this lesson after years of trying to operate the old, labour intensive and inefficient Obuasi, while simultaneously trying to make a fundamental change to its mode of operation.

Instead of trying to transform a labour-intensive operating asset into a modern, mechanised operation while it was on the go, we decided to take it down to limited operating mode

Picture: Obuasi, Ghana



CEO'S REVIEW CONTINUED

in 2014, retrench the entire workforce and start from scratch. We've now done that, and with the benefit of three years, we've studied every aspect of the project – from the geology to the labour model, and from mining and environmental management to social responsibility. We now have strong government support, evidenced by a suite of agreements covering the redevelopment and ongoing operations, and we believe now is the right time to push ahead.

So, let's look at the fundamentals. Obuasi is a tier one asset with a 20-year-plus life that we expect to have in production by the end of next year. It has best-in-class capital intensity, with approximately $450m to $500m in initial project capital (excluding pre-production capital of $64m) needed to give us an annual production rate over life of 400,000oz – 450,000oz. Margins are good, too, with all-in sustaining costs estimated to average around $800/oz over the mine life.

It has high grades, an elusive quality in short supply these days. The orebody averages 8.1g/t of gold, which is impressive by any standard. It's also big, with about 5.9Moz of Ore Reserve. The Mineral Resource is 34.1Moz, giving us scalability in production or life, over the project life. Total production is expected to be 8.6Moz over 21 years, with scope for optimisation and life extension during that period.

The project capital will be phased, with 25% of it spent this year, 55% next year and the remainder

in 2020. Of course, the early production – first gold is expected at the end of 2019 – will help lower the cash call on the company over that time. And finally, the returns are good. We expect payback in less than 6.5 years, and to be cash positive from year four. At gold prices ranging from $1,100 to $1,240/oz, the internal rate of return ranges from 16% to 23%. [1]

USEFUL LINKS

[1] See also Regional reviews for more details

Pipeline

A pipeline of real options is critical if you don't want to run out of road in two or three years, and be forced to turn to expensive mergers or acquisitions to stay in the game. While Obuasi is the largest and most visible part of our current pipeline, we are fortunate to have a wealth of other options that we continue to replenish and develop, as the case may be.

In the short term, the Siguiri hard rock project, Mponeng Phase 1 and the Kibali ramp-up

are delivering both production and margin growth, together with mine life extension.

In the medium term, Obuasi sits alongside the Tropicana Long Island open-pit expansion, which will deliver the next phase of improvements for our cornerstone Australian operation.

A little further out, the Gramalote project and the high grade copper/gold project at Quebradona, will deliver value from Colombia, while the Sadiola Sulphides project in Mali and Phase 2 of Mponeng in South Africa remain

---

2018 DELIVERABLES

New quality ounces
Lower costs profile
Extended LOM

Siguiri hard rock project
- Extends LOM, enhances net asset value
  2018-2020E Average:
  c.355k oz @ AISC $910/oz

Mponeng Phase 1
- Access higher grades
  2018-2020E Average:
  c.268k oz @ AISC $1,105/oz

Kibali underground development
- Extends LOM, improves cost
  2018-2020E Average:
  c.340k oz* @ AISC $700/oz

2019 DELIVERABLES

New production
Enhanced margins
Ore Reserve additions

Obuasi start redevelopment
- 20+ year LOM, attractive returns
  2020-2022E Average:
  c.350koz @ AISC $800/oz

Tropicana – Long Island
- Enhance margins, extend LOM
  2018-2020E Average:
  c.330k oz @ AISC $950/oz

Gramalote development
- Attractive returns in a new area
- Feasibility study underway

OPTIONS BEYOND 2020

Expansion opportunities
Potential for new development
Value-creating exploration

Sadiola sulphides project
- High return, LOM extension
- Certain government agreements required

Quebradona development
- Prefeasibility study by early 2019
- Maiden Ore Reserve declaration

Mponeng Phase II
- Mine life extension

---

*   Attributable



CEO'S REVIEW CONTINUED

options for us in the longer term. The projects are all detailed in the Regional review section elsewhere in this report.

Outlook: 2018 commitments

The CFO's review will also take a detailed look at our guidance, but allow me to provide a high-level overview. We expect modest improvements in production (from our new base) and also in all-in sustaining costs, driven by improving efficiencies and lower sustaining capital expenditure as some of our brownfields investments near completion and begin to deliver. Our International Operations team is hard at work on an intervention to further improve efficiencies and reduce costs, notably by benchmarking each of their key operating elements at every site, to global best practice. By doing that, we will better understand the potential of each orebody and each plant, from a production and cost perspective. I urge you to watch our performance in the next year and beyond, to see how much more we can deliver from the business for the benefit of all stakeholders.

We have a clear set of priorities ahead of us. We will work to ensure the optimisation of the remaining surface and support businesses in South Africa, to ensure they match our smaller production base.

We will continue our engagement with our hosts in Tanzania, to find the requisite clarity around the legislative and regulatory environment. We will, to be clear, be looking for a pathway that ensures the long-term viability of an asset that is important not only to us, but to Tanzania as a whole.

In the DRC, we believe that the recently promulgated Mining Code will disincentivise new investment. We are working with our joint venture partner and peers in the industry, in engaging with the government to ensure issues in the current agreement and other relevant matters are appropriately catered for in the regulations that will govern the implementation of the Code.

We will, as always, continue to look for ways to unlock latent value from within our portfolio,

while advancing our exciting set of projects to completion – on budget and on schedule.

And finally, we will ensure that we do justice to the spectacular high-grade orebody at Obuasi which, for decades, has been waiting to be modernised and capitalised in the way that we're now proposing – to ensure a profitable, long-life, high-margin gold mining operation.

We'll report back next year – as we always do – on progress against each of these tasks.

Conclusion

In closing, I'd like to thank the shareholders and lenders who own and finance the activities of this business, for their continued loyalty and support. We are committed to prudently managing this business in order to create long-term value. To our host governments and communities – as well as their representatives in civil society – we are mindful that you provide our licence to operate. We renew our commitment to working closely with you to realise value and to ensure that we will endure

beyond the lives of our operations and to do what we can to elevate that pledge beyond simple corporate platitude into a tangible benefit that can be spread as widely as possible.

To the AngloGold Ashanti team – from our Chairman Sipho Pityana, the Board of Directors, the executive team, to each and every employee and contractor in the business – I thank you for your guidance and support and doing so much more than just simply showing up to work each day; your commitment and initiative are truly humbling and I remain grateful for your unstinting effort.

Srinivasan Venkatakrishnan
Chief Executive Officer
19 March 2018



SECTION 2
BUSINESS CONTEXT

We explain our business in context and how we use our resource inputs to deliver desired outcomes, while managing the impacts and related material issues to achieve our intended outputs.





Picture: *Cerro Vanguardia, Argentina*

BUSINESS MODEL – CREATING VALUE



OUR MISSION

To create value for our shareholders, employees and society (communities, governments) by safely, responsibly and profitably exploring for, mining and marketing our products. Our primary focus is gold, but we will pursue value-creating opportunities in other minerals where we can use our existing assets, skills and experience to deliver value.

AngloGold Ashanti's core business, the production of gold, involves a pipeline of activities:

Exploration
Finding, identifying and evaluating, economically viable gold deposits

Mine development
Establishing the necessary infrastructure to access deposits via vertical shafts and decline ramps (in underground mining) or material stripping (in open-pit mining)

Mining
Extracting the gold-bearing ore – either from deep-level underground mines or from shallow, open-pits – and transporting it to the gold plants

Processing
Processing the ore mined to extract the gold, which is smelted to produce doré (unrefined gold bars), and any by-products that may occur

Refining
Refining the doré to a specified level of purity of at least 99.5% to produce gold bullion that is sold to international bullion banks

Rehabilitation and closure
Rehabilitating and restoring the land for alternative sustainable economic uses. This is part of the closure process that begins once all the gold-bearing ore in a deposit has been economically mined or is depleted

OPERATING CONTEXT AND RISK MANAGEMENT

We do not conduct our business in isolation. We operate within the global environment where external factors, can impact our ability to create and deliver sustained value. These factors include:

- Supply-demand dynamics in the gold market
- Global economies and capital markets, especially US interest rates
- Exchange rates
- Regulatory changes and political environment
- Availability of natural resources

Rigorous, risk management involves identifying and managing the risks and mitigating their effects.

See Material concerns and our external environment   See Managing and mitigating risks

BUSINESS MODEL – CREATING VALUE CONTINUED

In conducting our business, we …

 **INPUTS**

… use various capital inputs, such as people, to develop and implement the technology necessary to discover gold-bearing ore bodies, to evaluate their economic viability. These people have the necessary skills and equipment to develop and operate our mines.

 **IMPACTS**

… manage the impact of our business activities and maximise efficiencies in the use of inputs to reduce and mitigate the effects on the environment, communities, or on the people with whom we work.

 **OUTCOMES**

… deliver on our strategic objectives to operate as efficiently as possible, to generate sustainable cash flow and returns, and to distribute the value created to our stakeholders.

 **OUTPUTS**

… produce gold and other by-products (silver, uranium and sulphuric acid) which we sell to generate income. We also generate waste which is responsibly stored and/or disposed of.



In line with our strategic objectives, we optimise the use of various types of capital to enhance the outcomes achieved by our activities.

Picture: Geita, Tanzania

BUSINESS MODEL – CREATING VALUE CONTINUED



Optimising our use of various forms of capital, enhancing outcomes and managing trade-offs



	NATURAL CAPITAL
	FINANCIAL CAPITAL
	MANUFACTURED CAPITAL
	HUMAN AND INTELLECTUAL CAPITAL
	SOCIAL CAPITAL

THE CAPITALS EMPLOYED TO CREATE VALUE



Picture: Mponeng, South Africa



BUSINESS MODEL CONTINUED

|  INPUTS |  OUTCOMES |  IMPACTS |  OUTPUTS |

OUTPUTS 2017

Milled and treated 83.8Mt of gold-bearing ore, yielding total attributable production of:



3.8Moz
GOLD (2016: 3.6Moz)



6.2Moz
SILVER (2016: 4.9Moz)



0.8Mlb
URANIUM (2016: 0.8Mlb)



203t (2016: 195t)
SULPHURIC ACID

… and in the process:

GENERATED
102,964t
of waste (hazardous and non-hazardous, excludes hydrocarbons) (2016: 100,549t)

DEPOSITED
89.8Mt
of tailings (2016: 85.5Mt)

PLACED
191.6Mt
of overburden and waste rock (2016: 162.6Mt)



MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT

In this section, we consider external issues that have, or could have, an impact on our ability to create value in the short, medium or long term; that may prevent us from delivering on our strategic objectives; and/or which may influence our economic viability and the sustainability of our business.

Gold market

Investors added more gold to their portfolios during the year as political and macroeconomic uncertainty increased and inflation expectations started to rise. Positive momentum held for much of the year, helping to offset the potentially negative impact of expectations for further interest rate increases in the US. The gold price averaged $1,258/oz over the 12 months compared with $1,249/oz in 2016. It touched a low of $1,152/oz on 1 February 2017 and reached a high of $1,347/oz for the year. The gold price closed off the year



Average monthly gold price
January 2017 to December 2017 ($/oz)

Jan-Jun 2017
Average gold price
$1,238/oz

Jul-Dec 2017
Average gold price
$1,276/oz

Jan 2017 ——————→ Dec 2017

Source: Bloomberg

at $1,306/oz. Continued gold investments into portfolios, with inflows into gold-backed exchange-traded funds totalled $8.2bn or 6.72Moz, compared with 14.18Moz in 2016.

Speculators increased their net long gold position by 7.36Moz year-on-year on the Comex commodity exchange, further underpinning the positive sentiment in the gold market.

Global stock markets ended the year at or near record highs. The MSCI All-Country World Index gained 22% or $9 trillion, during 2017, a new high, as global growth accelerated and investors bet on continued improvements to corporate earnings. Additionally, US president Donald Trump's tax reform policies and the US Federal Reserve's gradual approach to normalising monetary policy further buoyed equity markets. These record valuations coincided with continued strength in most other asset classes in developed markets, including property, bonds and alternatives like collectibles and cryptocurrencies, though some of the enthusiasm over the latter has waned in the new year.

Monetary policy tightening across the globe pushed up global short-term bond yields while long-term yields remained relatively flat. The US Federal Reserve increased interest rates three times during the year, by 25bps each time, setting the target range between 1.25% and 1.50%, while the Bank of England lifted its benchmark rate during November for the first time in a decade to 0.50% (from 0.25%). The

European Central Bank claimed victory over deflation and signalled that its monetary policy would become gradually less expansionary.

Bond markets remained strong as investors from developed countries offering historically low yields on government debt, sought to bolster returns by investing in asset classes with traditionally higher risk levels, including emerging market sovereign debt. As a result, emerging market currencies strengthened and borrowing rates from these countries remain at or near multi-year lows.

Even geopolitical concerns about a US-led nuclear war with North Korea, political upheaval in Europe with the Catalan separatist movement in Spain, a continued swing to the right in several EU Member states and an inconclusive German election, failed to dampen sentiment. Surprisingly, the global volatility index is trading at historically low levels, despite being impacted by all the aforementioned political events.

The US dollar price of gold rose 13% from the first to the last trading day of the year, its biggest annual gain since 2010, outperforming most major asset classes, other than stocks. Aside from the tailwinds from geopolitical uncertainty, gold received some support from a weakening US dollar and elevated equity valuations created concern over a potential market correction. Debt investors were also concerned about a record bull market that was threatened by increasing prospect of



MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT CONTINUED

a normalisation in rates. The geopolitical instability further heightened investor uncertainty and fuelled flows into gold, which remains a hedge against these risks.

Central banks were also very active in the gold market, with Russia increasing its holdings, particularly in the last two months of the year. The central banks remained an important source of demand for gold and net purchases by central banks recorded a gain of 48% for 2017, up 123t to 381t compared to 258t in 2016.

Jewellery demand

Jewellery consumption for 2017 was also up 13% compared to 2016, with all major regions recording year-on-year gains. India's jewellery consumption increased by 8% in the last quarter of the year, helped by a surge in sales during Dhanteras (the first day of Diwali) and lower prices toward year end. Jewellery fabrication also increased 5.5% in 2017 from 2016. Chinese demand slipped 2% year-on-year, with ongoing losses in the pure gold segment as consumer preferences continued to shift towards more fashionable pieces with lower gold content. It is worth adding that after posting double-digit percentage declines on average since its 2013 peak, China's jewellery offtake appeared to have finally stabilised in 2017. Total physical demand increased on an annual basis, with physical demand up 10.6% from 3,555.9t in 2016 to 3,931.6t in 2017.

Gold supply was broadly unchanged and mine production rose fractionally to 3,268.7t in 2017 (2016: 3,236.0t), while there was net dehedging of 30.4t. Recycling levels declined by 10% year-on-year to 1,160t in 2017. Scrap volumes remained flat year-on-year.

Capital markets

We entered 2017 in a subdued gold-price environment and with higher capital expenditure expected for the year as we committed to investing in brownfields projects to extend mine life and/or improve margins from key assets. The South African operations performed poorly during the first quarter of the year, but recovered over the remaining nine months. The International Operations showed strong results throughout the year, with good cost control and projects that continue on schedule and on budget.

Political uncertainty continued to spread across many mining jurisdictions, particularly with respect to fiscal and regulatory uncertainty, with countries including the Philippines, Ivory Coast, South Africa, Tanzania and the DRC affected. Investors remained wary of companies with significant exposure in these jurisdictions and gravitated toward those with production from countries perceived as more stable.



Picture: AGA Mineração, Brazil



MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT CONTINUED

During the year, we focused on clarifying the long-term benefit from our strict capital allocation philosophy, which prioritises self-sufficiency over the long term. We also outlined the reinvestment programme, prospects for growth from key assets in coming years, details of Obuasi's redevelopment, and the benefits from the restructured South African portfolio. However, we believe that growing political and regulatory uncertainty in the DRC and Tanzania, as well as the impact of sluggish VAT remittances on cash flows, remained a significant drag on the valuation.

The group was able to deliver a strong production result, robust cash generation from operations, disciplined capital allocation, clear delivery on our strategic objectives and the payment of a second consecutive dividend, after resuming dividend payments in 2016.

In South Africa, the operating environment has improved. Two asset sales announced in 2017 were finalised at the end of February 2018, and the prospect for greater regulatory certainty improved with a change of guard in both the Presidency and the Ministry of Mineral Resources. In Ghana, the new administration elected in late 2016 continued to deliver on its anti-corruption and investor-friendly promises made during the election.

Legacy issues: silicosis

Settlement negotiations between the Occupational Lung Disease (OLD) Working Group and the class action's legal representatives have reached an advanced stage. The OLD Working Group represents African Rainbow Minerals, Anglo American South Africa, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater. The class action members are represented by Richard Spoor Inc, Abrahams Kiewietz Inc and the Legal Resources Centre.

Given progress made by the OLD Working Group since 31 December 2016, AngloGold Ashanti management has estimated, within an acceptable range, AngloGold Ashanti's share of a possible settlement of the class action claims and related costs. AngloGold Ashanti has provided for this obligation and recorded an expense of $63m for the year ended 31 December 2017. The ultimate outcome of these negotiations and the court sanction of the agreement remains uncertain and, accordingly, the provision is subject to adjustment in the future. In view of this progress, on 10 January 2018, in response to a request from all parties involved in the appeal to the Supreme Court of Appeal (SCA) in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the

appeal until further notice. For more detail and history on the silicosis class action see notes to the <AFS>.

The OLD Working Group remains of the view that achieving a comprehensive settlement that is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. To this end, the companies have been holding settlement talks with the lawyers acting for the workers who filed the legal proceedings and are confident that they could reach a settlement.

The OLD Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants' legal representatives. The Group continues to assist the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD), which are government departments responsible for certification and compensation of mineworkers with OLD, to ensure effective administration of its responsibilities in terms of the Occupational Diseases in Mines and Works Act (ODMWA).

Regulatory environment

Regulatory changes and uncertainty

The sector is facing various legislative reforms, some of which have resulted in increased

resource rents in certain of the jurisdictions in which we operate. Some of the current and/or proposed changes have come with uncertainties which impact market perceptions of the sector and the company.

Regulatory uncertainty was most pronounced in South Africa, where a reviewed Mining Charter was tabled (and subsequently withdrawn by the new Ramaphosa administration for a further consultative process); in Tanzania, where a new suite of laws and regulations were gazetted; and in the DRC, where an amended mining code was enacted in March 2018. In Australia, two attempts to hike royalties and apply a windfall tax were rebuffed by the Western Australian state legislature. [1] For details on these see the Regional sections. [2]

Elections are planned in the next 12-18 months in certain of AngloGold Ashanti's operating jurisdictions, including Colombia, Mali, South Africa and the DRC. The period before and immediately after elections is often one of heightened uncertainty as politicians campaign to change key legislation and policy.

USEFUL LINKS

[1] See Australasia in the Performance review

[2] See Regional reviews



MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT CONTINUED

Brazil began emerging from a painful recession. Despite the country's poor economic growth and some public unrest, AngloGold Ashanti's operations continued to operate normally. The company will continue to lobby for policy beneficial to investment in the industry, through the Brazilian Mining Association.

In Colombia, the peace accord reached by the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) in late 2016, was implemented in 2017 though its progress was slowed down later in the year by a Colombian Constitutional Court ruling to end the 'fast track' mechanism for passing various of its provisions.

Social licence to operate: competing for resources and infrastructure

Mining often creates competition for resources, such as land, water and electricity. The challenge for mining companies is to strike the right balance between successfully conducting their operations while limiting, mitigating or offsetting the negative impact on the communities and societies in which they operate. AngloGold Ashanti's work towards sustainable mining, including environmental stewardship, is covered in the stakeholder engagement section, under communities, and is detailed in the <SDR>. [1]

Water

Water remains a scarce resource and is an increasingly critical social, environmental and economic issue which demands careful attention given that the company has operations in areas that are water scarce and others which are prone to torrential rainfall during parts of the year. Efforts are underway to proactively reduce consumption by recycling water and using groundwater draining into underground operations that would otherwise be discharged. "Clean-dirty" water separation principles are applied and rainwater is diverted from operations to the greatest extent possible. In 2017, Mali, Tanzania, Ghana and Guinea experienced regional droughts, although our operations were not affected.

In addition to harvesting rainwater for our operational needs, we also draw on three sources of raw water: groundwater from borefields, or water collecting in underground operations from fissures and cracks; water purchased from utilities; and, where permitted, limited water drawn (under licence) from surface sources, such as rivers or lakes. We continually work to optimise the use of raw water in our operations, and ensure the safe discharge of excess water. We recognise water recycling as a key feature of water stewardship, and we track water recycling efficiency. The company's raw water imports have increased by 3% year-on-year, mainly due to lower rainfall in several of our operations which necessitated more water imports. For water usage statistics see the *Five-year statistics in the Regional Performance section* [2].

In Tanzania, an additional pipeline built to supply water from Lake Victoria also provided access to water for irrigation for many communities and farmers alongside the pipeline's path. In Ghana, Iduapriem experienced abnormally low rainfall, which required increased water transfer from the Block 7 pit lake. Siguiri Mine in Guinea required increased water from the Tinkisso River due to poor rainfall.

In South Africa, management of extraneous water from neighbouring mines is a key focus area to protect AngloGold Ashanti's own operations downstream. In 2017, AngloGold Ashanti adjusted the pH of acidic water draining from the abandoned Blyvooruitzicht mine, which allowed it to be used in mining and gold processing circuits and offsetting fresh water imports to the operation.

Electricity

Most of AngloGold Ashanti's energy requirements are generated from fossil fuels, either purchased from utilities or generated by its operations. A minor percentage of the energy used is sourced from hydropower, with Brazil and the DRC most notable in this regard.

AngloGold Ashanti's energy consumption is 8.9% lower since 2013, as a result of cost savings, energy efficiency initiatives and reduced number of operations. More than 95% of the company's greenhouse gas (GHG) emissions arise from energy consumption. Approximately 70% of 2017 GHG emissions arose from the South African operations due to use of emission-intensive coal-based electricity, purchased from the national utility.

Energy efficiency is a key element in the South Africa region's strategy. Some of the energy reduction efforts include energy management and reporting processes, together with various efficiency projects across all operations. Additionally, in South Africa, back-up generators for disaster recovery are in place to ensure employee safety in case of an emergency and to prevent infrastructural damage during outages. Over the years, annual energy intensity has improved consistently in terms of GJ per tonne of ore treated. It is expected that in the coming year, the reduced number of operations in the region, following the sale of assets, will reflect a reduction in the overall usage of electricity.

USEFUL LINKS

[1] See: www.aga-reports.com

[2] As detailed in the Five-year statistics in Performance Review.

MATERIAL CONCERNS AND OUR EXTERNAL ENVIRONMENT CONTINUED

Australian operations achieved full conversion from oil- to gas-powered generation. A small number of diesel units remain at each site to provide peak-load capability and emergency back-up power for critical systems should there be any interruptions in gas supply. In Australia, Tropicana applied to the Clean Energy Regulator for a calculated baseline under the Federal Government's Carbon Emission Safeguard Mechanism. This legislation is aimed at limiting future growth in GHG emissions. After setting baseline emission thresholds, the Safeguard Mechanism will require that companies submit carbon credits or pay penalties for excess emissions.

In the Continental Africa region, each site now has an energy management plan and a KPI dashboard that monitors improvements while further identifying energy saving opportunities. These enable the identification of incremental energy-saving opportunities. Actions across the region include renegotiation of utility tariffs, replication of best practices from other mines in the AngloGold Ashanti portfolio, and the increased use of solar power for roadway lighting and other applications. In Tanzania, work was well advanced by year end to replace the existing power station with a new, more efficient facility. The new power station is scheduled to be commissioned in mid-2018. For data on our energy usage, see *Five-year statistics by operation* and for more information see Responsible environmental stewardship in the <SDR>.

Climate change – carbon emissions

Climate change is a global challenge posing risk to society and the environment. AngloGold Ashanti endeavours to contribute to climate change mitigation by reducing emissions and improving our efficiency of fossil energy use. In 2007, AngloGold Ashanti set a greenhouse gas emission target of 30% improvement in carbon intensity. This target has since been revised. Since 2013 the company has adopted a per tonne of ore processed denominator, replacing gold ounces produced. The initial target was framed using ounces of gold produced, however, the effect of reducing gold grades in ore mined has undermined this. This is because the primary drivers of energy consumption (and concomitant GHG emissions) in AngloGold Ashanti operations are the volume of rock mined, trammed and hoisted, distances trucked and tonnages milled in processing plants. In addition, our underground mines commonly use significant amounts of energy to ventilate and cool the underground workings.

Land use and rehabilitation

As part of securing the ongoing licence to operate, AngloGold Ashanti tries to ensure that land resettlement standards and procedures are implemented at all our operations, before or during mining activities. The company's process involves an initial assessment of land requirements, including the environmental, social and health impacts, followed by a resettlement management plan, in line with global best practice as set



out in the International Finance Corporation's Performance Standard 5. For resettlements that took place in 2017, see the <SDR>.

Further, AngloGold Ashanti is committed to ensuring that our tailings are non-polluting, stable and contained. In South Africa, at the Kareerand facility, we experienced an intense storm early in the year where more than 50mm of rain fell in less than three hours. This deluge overwhelmed the facility's already-full process water management system and caused a reportable environmental incident. The facility itself remained stable and freeboard of the dam was safely maintained. In response to the incident, the water-management system was upgraded to improve its capability.

The land rehabilitation processes undertaken by AngloGold Ashanti are guided by the company's Closure Planning Standard, among others, to set a consistent benchmark across all our operations. At Yatela in Mali, where the closure process has commenced, we made good progress in the implementation of mine closure activities in 2017. The processing of tailings continued in 2017 as part of closure activities, including rinsing and rehabilitation of the heap leach pads and will continue until the end of 2021, with the completion of mine closure expected at the end of 2022. In Brazil, at Córrego do Sítio I, rehabilitation activities have been implemented concurrently with mining operations since 1992. The site is in various stages of regeneration, including the planted indigenous vegetation. Various rehabilitation and conservation strategies are used. Also see the <SDR> for more work done regarding land use and rehabilitation.

Picture: Surface Operations, South Africa



STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES



Our approach

Our stakeholder engagement is informed by the stakeholders that we have identified, our operating environment, and our business risks and opportunities.

We prioritise and respond by reviewing the material issues for our business and those of our key stakeholders, as well as comments from the Executive Committee and board. Building and nurturing relationships with all stakeholders is an integral part to our ability to secure and protect our licence to operate, to address our material issues, and to enhance shareholder value as we execute our strategy.

Our stakeholder engagement process involves:

- direct and indirect interactions
- addressing the material issues identified
- understanding stakeholders' needs and managing expectations
- sharing our objectives, policies and standards
- articulating our performance as a responsible corporate citizen

The engagement process is aimed at not only establishing but maintaining mutually-beneficial relationships with all stakeholders, driven primarily by the material issues identified through our interaction with them. It is an inclusive, continuous two-way process between AngloGold Ashanti and the people or organisations that are impacted by our business and who in turn, impact our business. Our stakeholder engagement process continues throughout the lifecycle of an operation, from exploration through to closure, and encompasses a range of activities and approaches. We view our stakeholders as important partners and we continuously strive to interact with them directly. In line with the King IV principles, our approach is to mindfully partner with our stakeholders to assess, manage and mitigate ethical and regulatory risk.

In the everchanging environment in which we operate, the board is responsible for ethical and effective leadership which is fundamental to a successful stakeholder engagement for AngloGold Ashanti. Stakeholder engagement is discussed at board level through the board committees. We conduct stakeholder engagement at various levels within the company, including executive management, operational management and community and government outreach. The board maintains oversight of material issues concerning stakeholders. Our consistent engagement with stakeholders, including our host governments and communities, is also backed by actions on the ground, where we demonstrate our adherence to our value set.

Given the diverse footprint of our business, there is a correspondingly diverse set of stakeholders, each operating within a unique social, economic, political and regulatory context. Engagement takes place at various levels. Either at group level, with stakeholders whose interests require them to have an overview of the business as a whole, or at an operating level, where each site is responsible for its stakeholders, for understanding the impact the operation may have, and the potential that stakeholders have to influence the business.

Picture: Mponeng, South Africa

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED



Employees

Communities, NGOs, NPOs, etc

Suppliers and industry partners

Who are our stakeholders?

Those who are affected, either directly or indirectly, by our business activities and those who can affect the outcomes of our operations and projects.

Shareholders, investors and financiers

Government and regulators

Media

We strive to conduct all stakeholder engagements in dynamic, honest, transparent and inclusive ways. Given the wide range of stakeholders, we adopt a multi-pronged approach, including among others:

- Visiting communities and government bodies in and around the areas/countries in which we operate
- Meeting providers of capital and financiers
- Co-ordinating community focus groups in the regions where we have operations
- Undertaking community grievance procedures and mechanisms
- Seeking employee views by means of our group-wide engagement survey and "town hall" meetings

Guided by the International Integrated Reporting Council and its related framework, King IV, the GRI's G4 guidelines and the Accountability AA1000 Stakeholder Engagement Standard to identify major issues of material concern that affected the company, our internal review process involved:

- A review of the previous year's material issues
- Identification of emerging issues
- Prioritising material issues, based on, among others, their relation to our strategy, operations and their potential impact on our social licence to operate.



Engaging with governments and regulators

Mitigating regulatory and political risk

We focus on maintaining good working relations with governmental authorities, keeping them appraised of any new developments at our operations and projects and raising any key concerns within each jurisdiction where we operate. Our aim is to also establish regulatory certainty and create an environment conducive to mining sector investment and development, for the long-term growth of the business and the respective countries, while we maintain law-abiding citizenship. Our responses in navigating political and regulatory uncertainty are informed by our code of ethics, and applied within the country's regulatory framework. In engaging with governments and regulators, our actions generally fall into one of three categories:

- Engaging proactively in policy development, regulatory proposals and conflict resolution, seeking mutually beneficial and sustainable outcomes
- Enhancing our internal systems and activities to meet the requirements of any regulatory changes
- Disputing and seeking recourse where we believe that we have been treated unfairly and/or outside of accepted regulatory prescripts.



STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

Governments engage with us in all the jurisdictions in which we operate, to ensure that the benefits of mining flow through to the state at national, local and community levels. In addition to job creation, taxes, royalties, and investment, the benefits of mining at a local level include employment, skills development, local procurement and infrastructure and service development. Governments also engage with us to ensure and monitor regulatory compliance.

Engagements with governments and regulators included those in:

- **South Africa** – regarding the reviewed Mining Charter, and as part of the Working Occupational Lung Disease (OLD). The OLD Working Group continues to engage the Medical Bureau for Occupational Diseases (MBOD) and Compensation Commissioner for Occupational Diseases (CCOD), which are the government departments responsible for the certification and compensation of mineworkers with OLD, to assist in ensuring effective administration in terms of the Occupational Diseases in Mines and Works Act (ODMWA). [1]

We also engaged with regulators on the restructuring of the South African operations which included the sale of our mines in the Vaal River region. These engagements were held with local, provincial and national governments; trade union representatives; host communities

and civil society organisations; and small, medium and micro enterprises.

- **Ghana** – AngloGold Ashanti was in discussions with the government of Ghana throughout 2017 to secure the necessary agreements and permits for the redevelopment of Obuasi. The relevant fiscal and development agreements have been signed by the government, and are now subject to ratification by Ghana's parliament.

- **Tanzania** – following changes in legislation, we are seeking engagement with the government to obtain clarity regarding the new laws and regulations that impact the mining sector. These changes apply to those companies that have long-standing mine development agreements.

- **DRC** – we are working with our joint venture partner and operator – Randgold Resources – and peers in the industry, seeking engagement with the government of the DRC, ahead of the publication of the regulation that will govern implementation of the new law. We aim to ensure issues in the current agreement and other relevant matters are appropriately catered for in the regulations that will govern the implementation of the code.

See our website for updates on this.

- **Australia** – extensive engagement between the newly-elected Western Australian

government and gold industry in the region took place as the industry lobbied against proposed changes in tax legislation that specifically targeted mining companies.

- **Brazil** – various stakeholders, including the government were involved in our Expanded Dialogue initiative that is dedicated to open and transparent discussions on AngloGold Ashanti's performance and impact on host communities. These sessions were held in the municipality of Sabará (with representatives from the municipalities within the State of Minas Gerais participating), as well as in the municipality of Crixás.



Engaging industry partners and suppliers

Promoting partnership towards the long-term sustainability of the industry and our company

We collaborate with our peers in the sector and industry bodies, to engage governments, labour and other key stakeholders on new developments to promote the future of the industry. These industry partners include the World Gold Council, the International Council on Mining and Metals (ICMM), other companies within the industry and the Chamber of Mines.

Our engagements included:

- Interactions and work throughout the year with the OLD Working Group. The focus is to develop, in conjunction with key stakeholders, a comprehensive solution to silicosis litigation and related statutory compensation. AngloGold Ashanti, together with Anglo American South Africa, established a trust – the Q(h)ubeka Trust – to provide compensation to qualifying claimants and dependants of ex-mineworkers in a legal settlement that covers about 4,365 named ex-mineworkers. Much progress was made by the Trust during the year. [2,3]

- Industry partners – we engage regularly with the local Chamber of Mines in the various regions in which we operate. During the year, in Australia, this was to lobby the government of Western Australia on the proposed increase in the gold tax. In South Africa, we focused primarily on negotiations related to the reviewed Mining Charter.

USEFUL LINKS

[1] *For the latest work on OLD, see the External Environment on page 26*

[2] *Details of which are available on: www.qhubekatrust.co.za*

[3] *For more information on the Working Group, see the External environment on page 26*

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

- Suppliers – AngloGold Ashanti always endeavours to have suppliers apply our business ethics and values. Our supplier code of conduct encourages all our suppliers, including contractors, to align their businesses with our internal policies and codes of ethical behaviour, particularly on human rights practices, labour relations and employment practices, the environment, our anti-corruption policies, and safety procedures, policies and standards. Suppliers are assessed on their governance conduct, as well as to their socio-economic behaviour. Furthermore, we work closely with suppliers to promote local procurement, transformation and capacity building.



Engaging with communities

Managing expectations, upholding human rights and ensuring security (of assets and the community)

Our community engagement aims to establish partnerships with host communities for shared value creation. We are also driven by the need to maintain our socio-political licence to operate, which is core to how we work with our host communities and conduct business.

We are guided by our global Engagement Management Standard that requires each operation to prepare and implement an engagement strategy that is, among others, forward-looking and identifies potential areas of concern to stakeholders. We have local economic development programmes that run in partnership with local governments and host communities. These contribute to economic growth, stimulate income generating opportunities, create employment, and aim to nurture sustainable livelihoods beyond the life of mine. For more information see the <SDR> on contributing to self-sustaining communities.

During the year we engaged with communities in:

- **South Africa** – the restructuring of our South African operations led to the sale of some of our mines. As this change is bound to affect host communities, among others, we engaged with the Department of Mineral Resources (DMR) at a national and regional level, local communities (NPOs, NGOs and youth), small, medium and micro enterprises, as well as the local municipalities in affected host communities and major labour-sending areas. Engagements were aimed at informing relevant stakeholders of recent developments and our plans, and to address the transfer of the TauTona and Kopanang Social and Labour Plan obligations, their environmental programmes and mining rights as well as some employees to the new owners of the Kopanang mine.

- **Ghana** – at Obuasi, together with the Environmental Protection Agency, we hosted a public meeting in 2017 to engage communities and regulatory bodies on the potential redevelopment of the mine. These engagements also included the paramount, divisional and local Chiefs, local NGOs and other stakeholders. The purpose was to create an opportunity for all relevant stakeholders to express their perspectives on the proposed mine redevelopment plans, as well as proposals for environmental management initiatives, such as tailings facilities and water infrastructure projects.

- **Brazil** – we hosted an annual meeting, the Expanded Dialogue, dedicated to open and transparent discussions on the company's performance and impact on host communities. This event was attended by representatives of key stakeholder groups, including host communities, local government, media, civil society and suppliers.

Our community engagements also include instances where we require access to land for mining activities. These may lead to the subsequent resettlement of people, a complex and emotive matter with long-term implications for the relationship with our host communities. We therefore, manage these with sensitivity while engaging the related communities. In areas where we require land access within communities, we begin with an initial assessment that is followed by a resettlement management plan developed in consultation with local authorities, as well as with the affected community, in line with global best practice as set out in the International Finance Corporation's Performance Standard 5. Should the displacement be unavoidable, affected communities are fully, fairly and promptly compensated for any loss of assets.

Resettlements that took place during the year are discussed in the <SDR>.



Engaging with employees

Mitigating safety risk, employee wellness and ensuring stable labour relations

AngloGold Ashanti's approach to employee engagement is driven by an understanding that this is a two-way interaction and is aimed at promoting good labour relations, increasing productivity and maintaining a focus on our strategic objectives. The wellbeing of all our employees and their safety is the foundation of who we are and how we conduct ourselves.



STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

Our company value – Safety is our first value – captures the importance of safety, which remains our top priority.

It is vital that engagement be not only professional and respectful but also in line with the laws and regulations that govern the mining sector in our various operational jurisdictions. Furthermore, good labour relations encourage a collaborative approach to problem-solving in the workplace. Our engagement, using a variety of approaches and forms, emphasises and reinforces the importance of being safe in the workplace, of complying with safety procedures and standards, while also covering wellness, indebtedness, employee security, and performance against our strategic objectives, as we work to create value for our stakeholders.

AngloGold Ashanti employees have a right to freedom of association and to collective bargaining at all operations, where the country's regulations allow.

The following include some of the year's key employee engagements:

- **South Africa** – a forum is in place at which management and employees' organised labour representatives meet regularly to discuss issues and take action on employee-related matters, including the employee transition framework related to the restructuring in 2017. Using this forum, we engaged with employees on the various restructuring processes undertaken during the year, including the sale of some mines. After extensive engagement with unions and regulators, all parties agreed to reduce the impact of job losses – by including voluntary severance packages and transfers. This resulted in only 21, out of an initial estimated 849, employees being dismissed for operational requirements. Additionally, following a review of various options to safely turn around the performance of the loss-making operations, AngloGold Ashanti made the difficult decision to restructure certain South African business units. Consequently, further engagements were held with employees, their labour representatives – the unions and the DMR at national and regional level. Through these engagements, more job losses were mitigated. For more details, see *Regional Reviews* – South Africa. In addition, the Chief Operating Officer and the head of human resources in South Africa briefed all management employees regularly, and engaged with the leadership of organised labour as necessary, throughout the year.



Picture: Iduapriem, Ghana

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

- **Continental Africa** – labour relations remained stable across the region and, despite labour disputes on salaries at our Malian operations and protracted wage negotiations at Siguiri, there were no production interruptions. We view this as a reflection of the good relations between management and employees. There were no unresolved labour issues in 2017.

- **Employee survey** – we conduct a survey every two years to understand employees' perceptions and views of the company. [1]



Engaging with the investment community

Managing expectations, particularly against targets and strategic objectives

We conduct our engagement with the investment community regularly, in person and by email, at our interim and annual results presentations, market updates, via conference calls, site visits, investor conferences and at one-on-one meetings. We engage in a transparent manner, in compliance with JSE Listings Requirements, the stock exchange on which AngloGold Ashanti has its primary listing, and with the regulations of the various other exchanges on which we are listed.

Our investment community is geographically diverse and includes financiers and bond holders, and the providers of capital – our

shareholders and prospective investors. We always report on our performance, both operational and financial, and on progress made in delivering on our strategic objectives, as well as on material matters that may have an impact on our performance, such as regulatory and political risk, corporate activity by way of acquisitions or sales, other corporate transactions, labour unrest, and community matters, amongst others.

We believe that open and transparent engagement can enhance the valuation and credit rating of our company, thereby improving our access capital. These engagements are necessarily proactive, to inform of any developments in the company, and become even more important during periods when investor sentiment is negative. Some of the points we engaged the investment community on, in addition to performance against our strategic objectives, in 2017 are:

- Safety – improved safety performance

- Changes in remuneration – resolution supported at the AGM with the remuneration report receiving 97% shareholder approval

- Restructuring of the South Africa region – finalisation of asset sales and operational turnaround

- Communities – Siguiri resettlement in line with company processes on community engagement and human rights

- Tanzania – surprise legislation changes on additional royalties and clearance levy

- Obuasi – redevelopment into a modern, mechanised mine to extract value

- Balance sheet – improved liquidity position, thereby maintaining financial flexibility

- Low-capital, high-return project opportunities – self-funded Siguiri expansion, Tropicana optimisation and Long Island study

- South Africa – reviewed Mining Charter, the activities of the OLD Working Group and the overall political uncertainty in the country

- Exploration – particularly progress made in Australia



Engaging with the media

Complements engagement with many other stakeholders

Our media engagement is transparent, covers a range of matters, facilitates understanding of AngloGold Ashanti's activities, and promotes accurate reporting and constructive relationships with other stakeholders. Engagement with the media augments and underpins communication with other stakeholders such as communities, investors and government, and other interested entities.

Successful media engagement is fundamental to ensuring accurate representation and understanding of the company, management

of our reputation and our credibility, and maintenance of our social licence to operate. It can be used to address speculation and misinformation in the public domain.

We engage with the media through holding roundtable sessions to provide deeper insight into our business, interviews granted during the company's results announcements and as necessary to provide reporters with company updates developments, including:

- Political and regulatory engagements: in Tanzania for the export ban, mandatory listing, and the legislative changes. In South Africa for the MPRDA & the reviewed Mining Charter, and in the DRC on the new mining code

- Social Licence to Operate: in Colombia on the La Colosa plebiscite outcomes; in Guinea on the Area 1 Resettlements; and in South Africa on the community demands for jobs, particularly with restructuring in South Africa

- Others matters: included fatalities in the mines in South Africa; the OLD working group relating to the class action certification by the High Court; and the settlement negotiations

USEFUL LINKS


[1] For more detail on this survey see People are the Business on page 36

STAKEHOLDER ENGAGEMENT AND MATERIAL ISSUES CONTINUED

In engaging with stakeholders, various material issues are highlighted. The major material issues identified as a result of this engagement are the following:



Employee safety	**Employee and community health**	**Contributing to self-sustaining communities**	**Responsible environmental stewardship**	**Integrated closure management**
Employee, community and asset security	**Artisanal and small scale mining (legal and illegal)**	**Respecting human rights**	**Talent management and skills development**	**Navigating regulatory and political uncertainty and risk**

Detailed information on our approach in addressing these issues is described in the <SDR>.



Picture: Serra Grande, Brazil



PEOPLE ARE THE BUSINESS

The need to deliver on our business strategy, coupled with the challenging business environment, places an increased focus on our people as we strive to ensure that the company remains competitive, and consistent in the delivery of excellence. In view of this, our human resource strategy has remained resolute in ensuring that the company has created the environment for staff to thrive and add value to the business.

In the South Africa region, the human resource challenge is framed by significant structural rationalisation of the portfolio, with reduced employee numbers and a need to retain talented individuals, particularly staff with critical and scarce skills. This needs to be done while the retained employees transition to their new roles. The focus of our human resource strategy has enabled us to respond to the primary challenges we face, namely ensuring organisational effectiveness while rationalising part of the portfolio, as well as operating and growing others.

The regions within our International Operations' portfolio continue on their strategic trajectories to become world-class operations that are safe and profitable in all circumstances. The business has leveraged the operational excellence initiative, aided by employing people with the right skills and behaviours and creating an organisational culture conducive to operating at a high level and continuously improving performance.

Picture: Serra Grande, Brazil

PEOPLE ARE THE BUSINESS CONTINUED

People strategy

Our People strategy is underpinned by our values and enables business strategy execution

AngloGold Ashanti's people philosophy

Given the importance of having the right people doing the right work well, our business context is relevant to how our people work

People Strategic Pillars					
Goal	Organisational design and operating model aligned to business strategy	Health of Discipline framework to enable Operational Excellence	Develop capable ethical leaders across the organisation	Focus on employee engagement and commitment	Integrated talent management and succession planning	Simplified and integrated global human resource systems
Intent	Optimal organisational design and structure which gives effect to the company strategy in a way that is globally consistent, yet locally relevant.	Ensure that we have defined the right competencies and capabilities required per functional area to enable operational excellence and strategy execution.	The best leaders are in place, with a global mindset, and who use a requisite set of competencies to shape and drive a high-performance culture.	Employees are fully engaged so that they thrive and give their best in achieving their own and company objectives.	Integrated cross functional talent management with the requisite capabilities in place, enabling us to navigate the business landscape and achieve strategic objectives.	Human resources data is effectively managed in order to enable more effective decision making, optimise internal and external reporting, and drive superior business performance.

Key Enabler: Values Based Ethical Leadership and Management Practices - "How We Work"



Engaged talent



Business results



Social sustainability



Shareholder value

PEOPLE ARE THE BUSINESS CONTINUED

Our business context drives the following six human resources strategic priorities:

- Develop integrated talent management systems and succession planning

- Build capable global leaders across the organisation to ensure a high-performance culture

- Develop and drive a Health of Discipline* framework that ensures that the various disciplines have effective organisational structures, staffed by competent people and with appropriate work processes, to achieve our business objectives

- Focus on employee engagement and commitment

- Shape AngloGold Ashanti's culture with a clear organisational design and operating model

- Develop simplified and integrated human resource information systems

* *The Health of Discipline refers to our framework to ensure that we have the right people, with the appropriate competencies, in the right positions.*

Our actions in 2017

Given the challenges in our operating environment, the company's human resources discipline increased its emphasis on building capacity and capability, to position itself as an effective strategic partner to the business. Our focus was on delivering productive, innovative people management initiatives and accelerating delivery of our strategic priorities.

In the following sections, we reflect on our performance regarding the strategic priorities of integrated talent management, health of discipline, organisational leadership and employee engagement.

Integrated talent management

In advancing our talent management capability, 2016 and 2017 were devoted to building on the foundation of existing talent management practices and strengthening the operationalisation and maturity of our talent management process. This was supported by the development of a talent management toolkit and system to ensure an integrated and consistent approach across our operating base.

Talent and succession planning

During the year, the Chief Executive Officer's talent pool, comprising Stratum IV (Vice President level and above), was reviewed and presented to the board. Critical leadership and technical positions were identified, and potential successors in the short, medium and long term, were identified for all these positions. In so doing, talent was reviewed cross-functionally across AngloGold Ashanti.

Cross-functional talent reviews assist with the management of specific talent management risks, including unfilled vacancies in critical leadership and specialist positions. To ensure that these potential risks are avoided, we have development plans for potential successors through a blended-learning approach, covering both formal and informal training. Additionally, while focusing on strengthening leadership talent, we are mindful of gender diversity and continue to work towards gender parity.

We continued to make progress with internal succession placements – about 80% of key positions were filled internally. At our Continental Africa operations, where the company largely employed expatriate staff in the past, employment of expatriates has been reduced. This change has had no adverse impact and operations continue to excel with greater localised employment.

Integrated talent management approach





PEOPLE ARE THE BUSINESS CONTINUED



In the South Africa region, we implemented the Advanced Leadership Development (ALDP) and Managerial Leadership Development (MLDP) programmes for key personnel in partnership with the University of Cape Town Graduate School of Business. These programmes aim to provide managers with the requisite skills, knowledge and required behaviours to be effective leaders by facilitating exposure to classroom training, as well as on-the-job coaching and mentoring. This is evidence of AngloGold Ashanti's steadily maturing approach towards integrated talent management, with real application in a fast-paced, real world business environment:

- The cover ratio for Executive Committee members and other key leadership roles shows strong bench strength across the group

- A strong focus on appointing candidates from within the company to key positions, with around 80% of positions having been filled internally

- Good leadership talent retention (senior and executive management) positions with a 3% turnover rate

- A strong talent pipeline with most of the workforce being between 26 and 45 years of age

- 7% year-on-year improvement in identifying women successors for inclusion into the talent pool – this remains a focus area

- Representation by historically disadvantaged South Africans in the CEO's talent pool was 14% higher year-on-year

- Retention risks being managed proactively with expanded retention strategies, including a structured focus on both formal and informal development interventions

- Talent management governance structures streamlined across the organisation with clear guidelines for talent pool identification

Talent development: Chairman's Young Leadership Development Programme

In strengthening employee development and expanding the leadership pipeline internally, AngloGold Ashanti continued its focus on nurturing and developing young talent from lower levels through the Chairman's Young Leaders Programme. The programme, focuses mainly on emerging young talent, is well established and in its third year. It is yielding positive results in developing, and nurturing future leadership and/or critical skills talent pipeline across AngloGold Ashanti. From the 2015 and 2016 intakes, (out of 17 participants), 76% have either been promoted or have had their roles expanded to assume greater responsibility. Nine young leaders joined the 2017 programme and received global exposure through three cross-functional job rotations across the business during the year. All nine delegates completed the programme successfully.

Picture: Iduapriem, Ghana



PEOPLE ARE THE BUSINESS CONTINUED

Now that those on the programme have completed it, the next intake of young leaders into the programme will be in 2019. In the interim, the following key interventions will be undertaken:

- Launching of a mentorship programme
- Ensuring visibility of talent through ongoing engagements with the senior leadership team
- Focusing on implementation of development plans and continuing with career guidance

Localisation and expatriate management

Localisation is a key driver for talent and succession management across our operations. In Continental Africa, our deliberate approach to reducing the number of expatriate employees and creating opportunities for local employees, has resulted in 41% less expatriates in the region since 2013. This was a result of both the appointment of local successors and the redundancy of some expatriate roles given local skills development. Between January 2016 and December 2017, 62.5% of expatriate roles were localised. Our managers continue to focus on local skills development, including skills transfer programmes.

Organisational leadership

Leadership is an integral part of AngloGold Ashanti's *How We Work* people management philosophy. In 2017, we developed a leadership competency framework, aimed at clearly outlining the competencies and behaviours required by AngloGold Ashanti leaders across the business. This framework is in line with the principle of values-based ethical leadership for all leaders and thus demonstrates the AngloGold Ashanti values of being socially responsible, having integrity and embracing multicultural diversity.

Implementation of this framework will be supported by an upskilling toolkit and allow for regional interpretation and integration into our *"How We Work"* people management practices.

Number of expatriates in Continental Africa Region



2013	240
2014	211
2015	183
2016	166
2017	142





PEOPLE ARE THE BUSINESS CONTINUED

The AngloGold Ashanti leadership competency framework

Our business strategy



Supporting our strategy for sustainable cash flow improvements and returns

- Optimise overhead costs and capital expenditure
- Improve portfolio quality
- Maintain long-term optionality
- Focus on people, safety and sustainability
- Ensure financial flexibility

Values based ethical leadership

Our leadership competency framework

Strategic and commercial acumen	Operational excellence		Clear vision and direction setting	Drive performance		Safety mindset	Adaptability and resilience
Business leadership			**People leadership**			**Self leadership**	
Stakeholder management	Innovation		Leading and building diverse teams	Ensure accountability		Teamwork and collaboration	Emotional intelligence

Technical and functional competencies

AngloGold Ashanti's values

Safety	Dignity and respect	Diversity	Accountability	Communities	Environment

How we enable this

Communication and capability building

Integration into talent practices, including Recruitment, On-boarding, Development, Health of Discipline and Performance, Career and Succession Management



PEOPLE ARE THE BUSINESS CONTINUED

Skills development

As part of skills development, AngloGold Ashanti Training and Development Services (ATDS) in South Africa, which has eight major training centres (including two underground), provided comprehensive technical, leadership and behavioural training and development to staff in 2017. ATDS trained approximately 27,000 learners and is fully accredited by the South African Mining Qualifications Authority (MQA) and is ISO 9001 and OHSAS 18001 accredited. Learners are primarily employees from our South Africa and Continental Africa regions, but also include learners from external organisations such as the South African National Defence Force and the national power utility, Eskom.

Health of Discipline

The Health of Discipline framework was positioned as a company-wide consistent approach to achieve the following objectives:

- Continuous supply of functional, technical and leadership competence in critical roles;
- Execution of succession planning for critical skills
- Career management through clear and relevant processes to design career paths for all key employees and key talent segments

In 2017, implementation of the initial phase of the Health of Discipline framework and toolkit were accelerated to ensure that the various disciplines have effective organisational structures, staffed by competent people with appropriate work processes to achieve our business objectives. Significant traction in implementing the Health of Discipline practice has been noted at the International Operations, particularly relating to metallurgy, mining, geotechnical, and greenfields and brownfields exploration. The next phase will cover all other disciplines across the regions and the group – drawing from the successes and learnings of the first phase.

Employee engagement

AngloGold Ashanti initiated a global engagement survey in August 2014. In early 2017, a second engagement survey was conducted to assess progress made in the intervening period and to identify further work to be done to promote levels of employee engagement. The survey was conducted by an external provider, Talent Map.

Customised questions on the global engagement survey, pertinent to AngloGold Ashanti, were included with specific focus on safety, company values and ethics. A representative sample of employees was surveyed across all levels, including age, gender, race and tenure. The following was the key dimensions covered:

- Company values
- Organisational vision
- Senior leadership practices
- Innovation
- Ethics

In the 2014 survey, three areas came up as areas requiring improvement: senior leadership practices; managerial effectiveness; and ethics. These were determined as the most significant areas as they are strong drivers of employee engagement. A range of interventions were undertaken, underpinned by the roll-out of the *How we Work* people practices which aims to build supervisor and manager capability in managing and engaging employees in the workplace.

In the 2017 global engagement survey, the results showed an improvement of the overall engagement score compared to the 2014 survey: from 69% in 2014, increasing to 76% in 2017 as depicted below:



Engagement scores

	AGA 2017			AGA 2014*	Large organisation benchmark*	Industry benchmark*
Overall engagement	10	14	76	69	72	71
I am proud to tell others I work for my company	7	10	83	76	79	78
I am optimistic about the future of my company	12	14	74	64	70	68
My company inspires me to do my best work	12	16	72	66	66	66

Frequency (%)   0   20   40   60   80   100

● Unfavourable   ● Neutral   ● Favourable

Data is rounded to the nearest number
* Number indicates % favourable score



PEOPLE ARE THE BUSINESS CONTINUED

The employee engagement survey also indicated that working on entrenching and ensuring demonstrable and visible company values and principles by employees and managers across the group, is a key positive engagement driver for AngloGold Ashanti. Notwithstanding the improved 2017 performance, we continue to do more work to drive employee engagement.

There will be specific focus on enhancing and ensuring awareness of our company values, as a key leverage area to improve employee engagement. How We Work will continue as a global management system to enable accountable leadership and implementation of the requisite people management practices within AngloGold Ashanti. Having taken heed of the results of the previous surveys, a follow-up survey will be conducted in 2019.



2017 Performance scores by main survey attributes

	Unfavourable	Neutral	Favourable	AGA 2014*
Professional growth/Personal development	7	9	85	82
Safety	8	9	83	79
Organisational vision	7	12	82	76
Innovation	7	10	82	76
Work environment	11	10	80	76
Values	8	13	79	72
Teamwork	13	13	74	71
Immediate management	18	17	66	60
Performance feedback	18	16	66	60
Ethics	15	20	65	59
Company information on communication	18	18	65	59
Work/life balance	19	16	65	63
Stakeholder focus	14	24	63	57
Senior leadership practices	18	23	60	54
Managerial effectiveness	23	24	53	47
Remuneration/reward	30	31	39	35

Frequency (%) 0 20 40 60 80 100

● Unfavourable   ● Neutral   ○ Favourable

Data is rounded to the nearest number
* Number indicates % favourable score for AngloGold Ashanti

Diversity and inclusion

As a global company, AngloGold Ashanti embraces and recognises employees from diverse backgrounds. This includes cultural, geographical and gender diversity, along with the need to address localisation requirements and the many forms of discrimination arising from diversity. All our policies linked to diversity and inclusion are underpinned by our value that we must treat each other with respect, regardless of race, religion, gender, disability, size, age, or country of origin. In all its aspects, embracing diversity is a source of value rather than a challenge which needs to be managed. The company has continued to work actively in strengthening women representation at board, executive and senior leadership levels, and compares favourably with peers in the mining industry. Our focus remains the identification and appointment of women leaders into technical roles. The challenge we face can be attributed to the competition for talent, particularly for women at senior level as well as the small pool of senior women with technical skills, a barrier generally faced by the mining and industrial sectors. We continue to work with Women in Mining and tertiary institutions to address this.

Throughout the year we participated in, or continued to subscribe to various bodies and interest groups focusing on gender diversity, enabling us to help influence a progressive diversity agenda. Through the 30% Club Boardwalk, 25 women at management level have participated in this development initiative to nurture aspiring leaders in senior management positions.

The company also joined the South African and Australian chapters of Women in Mining, an organisation which, among other things, supports development initiatives including coaching and mentoring and enabling suitable work environments. Through its focus on women's development in South Africa, the company received a number of accolades at the 2017 Gender Mainstreaming awards. Among companies listed on the Johannesburg Stock Exchange, AngloGold Ashanti was placed first in the category of Economic Empowerment of Women; second in Women on Boards; and third in the three categories of Empowerment of Women in the Community, Women on Executive Committees in Multinationals and Gender Reporting.



PEOPLE ARE THE BUSINESS CONTINUED

Gender representation on the board: 2014 - 2017
(%)



	2014	2015	2016	2017
■ Male	7	8	8	7
■ Female	2	3	3	4
■ % Female	22%	27%	27%	36%

Gender representation in executive management: 2014 - 2017
(%)



	2014	2015	2016	2017
■ Male	6	6	6	6
■ Female	3	3	3	3
■ % Female	33%	33%	33%	33%

Labour relations

AngloGold Ashanti employees have a right to freedom of association and to collective bargaining. This is embraced and viewed by management as central to effective labour relations at all our operations where the country's regulations allow. For labour relations activities and engagements that took place during the year, see the regional reviews sections in *Performance review*.

Safety strategy

The safety strategy is aimed at systematically identifying and eliminating workplace hazards and risks, particularly in the ultra-deep gold mining environment with many geological challenges, where missteps can have disastrous consequences. There was a significant improvement in the various components of the strategy given the strong focus on safe production.

Our South African operations have recently reviewed the strategy in order to align it with current trends. And, following the fatal accidents that occurred in South Africa in the latter half of the year, mitigation measures were put in place to avoid a recurrence. These measures include, among others:

- Compilation and review of guidelines on changes to mining configuration

- Investigating the use of technology to assess rock mass competency, ground penetrating radar is currently being tested
- Improving cycle mining compliance
  - all supervisors attended refresher sessions on cycle mining requirements
  - the booking system was reviewed to align with activities rather than volumes mined (m²)
  - the second wave crew training to begin, starting with supervision accountabilities
- Reviewing stope profiles to improve rock stress redistribution ahead of the stope by determining the optimal lead/lags for varying panel lengths and taking into account the principles of cycle mining
- Reviewing start-up risk assessment formats and processes to incorporate learnings and trigger action response plan principles (similar to ledging risk assessment)
- Awareness training on the reviewed/ updated procedures

Our four-pillar safety strategy (i.e. knowledge and skills, behaviour and attitude, planning work, and removing people from risk) is aimed at creating a culture of "planning for safe work" while integrating safety principles into work. Significant progress was made during the year in terms of safety leadership training, employee capability and risk propensity as well as hazard and risk management training for supervisors.



SECTION 3
STRATEGY

This section sets out how we create value for our stakeholders in the short, medium and long term, and how we have performed in terms of our strategic objectives, while managing the related risks and opportunities.





Picture: *Mponeng, South Africa*



OUR STRATEGY

Focusing on the strategic areas of the company

AngloGold Ashanti's core strategic focus is to generate sustainable cash flow improvements and returns by focusing on five key areas, namely: people, safety and sustainability; ensuring financial flexibility; actively managing all expenditures; improving the quality of our portfolio; and maintaining long-term optionality.

These focus areas drive our plans for inward investment, to deliver better quality production aimed at increasing margins, extending mine lives and shaping the portfolio in the longer term.

People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term.

We must ensure our balance sheet always remains able to meet our core funding needs.

All spending decisions must be thoroughly scrutinised to ensure they are optimally structured and necessary to fulfil our core business objective.

We have a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business.

While we are focused on ensuring the most efficient day-to-day operation of our business, we must keep a close eye on creating a competitive pipeline of long-term opportunities.



OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Supporting our strategy for sustainable cash flow improvements and returns

ANGLOGOLD ASHANTI'S INVESTMENT CASE:

HIGH-QUALITY portfolio of long-life, pure gold assets with strong leverage to energy and currencies	Transparent, **DECISIVE, DISCIPLINED** management team, focused on delivery, long-term shareholder value	**PRIORITISING MARGINS** over volume – focus on cost and capital discipline	Decisive **STRATEGIC RESPONSE** to the gold price – business plans adjusted, and exploration and development projects curtailed or advanced, as appropriate	Balance sheet **FLEXIBILITY**, with appropriate liquidity, and within covenant threshold	**WELL-DEVELOPED ENGAGEMENT** model ensures strong stakeholder relationships and maintains licence to operate



PERFORMANCE AGAINST STRATEGIC OBJECTIVES

AngloGold Ashanti's performance against its strategy is set out below for each strategic pillar. These were achieved by delivering better quality ounces, improved margins, self-funded investments into the portfolio for the long term sustainability of the business, while generating and returning cash to investors.

Our core strategic focus areas remain:



1. Focus on people, safety, and sustainability

'Our people' include our employees, the host communities and all other stakeholders as discussed under the *Stakeholder engagement* section in this report. During the 2017 year, the focus on the employees included ensuring an integrated talent management process, employee development, and succession planning to ensure that we have the right people, with appropriate competencies, in the right positions. This is the key aspect in ensuring creation of the right working environment, encouraging a high-performance culture, to enable delivery on our strategic objectives.

Our drive to maintain sustainable cash flows, is not only dependent on our capable employees, but is also influenced by our ability to operate safely, in line with our first value and zero harm goal, and to conduct our business ethically. To keep

an uncompromised license to operate, we maintain full engagement with our host communities and governments, and remain responsible stewards of the environment, notwithstanding the invasive nature of mining. Safety remains our highest priority as we continue on the path to eliminating all injuries from our mines. In achieving this strategic pillar, we create value, sustainably, while investing back to the communities.

Community investment
(by region 2017)



- South Africa
- Continental Africa
- Australasia
- Americas

Number of employees

2013	66,434
2014	58,057
2015	52,266
2016	52,649
2017	51,480



Productivity*
(oz/TEC)

2013	7.77
2014	9.30
2015	9.50
2016	8.97
2017	9.66



* Continuing operations



Picture: Sunrise Dam, Australia



PERFORMANCE AGAINST STRATEGIC OBJECTIVES CONTINUED



2. Ensure financial flexibility

Despite higher capital expenditure increasing our net debt slightly from $1.9bn to $2.0bn, net debt to adjusted EBITDA ratio (1.35 times) remained well below our covenant threshold (3.5 times). The capital expenditure increase was planned to pursue high-return opportunities – these are stated under strategic pillar 4 on the following page. We have maintained financial flexibility in the current volatile environment, our balance sheet is robust with strong liquidity, sufficient undrawn facilities and no near-term maturities.

Continued positive cash generation helped us return cash to shareholders, enabling us to declare a dividend at ZAR 0.70 cents, equivalent to ~6 US cents (2016: 10 US cents) a share. The proceeds from the sale of the two mines in South Africa were applied to reduce debt, further improving financial flexibility.

Net debt
($m)



Year	Value
2013	3,105
2014	3,133
2015	2,190
2016	1,916
2017	2,001

Net debt to adjusted EBITDA ratio
(times)



Year	Value
2013	2.04
2014	1.94
2015	1.49
2016	1.24
2017	1.35

USEFUL LINKS

For further detail on the relationship between net debt and adjusted EBITDA, see the CFOs review on page 62

[1] For detailed Outlook see page 66

3. Optimise overhead, costs and capital expenditure

Total cash costs of $792/oz were 6% higher than the previous year, impacted by inflation, stronger local currencies and the expensing of certain capital costs at the South African operations as they went into orderly closure. Corporate costs, however, were up 5%, negatively impacted by inflation and currency effects.

Cost management initiatives continue under the Operational Excellence programme. This programme drives improved behaviours within the workplaces for enhanced operational efficiencies, to reduce cost structures and improve margins.

All-in sustaining costs were higher compared to 2016 due to the higher planned sustaining capital expenditure as we self-funded our portfolio development, reinvesting in high return options within our existing portfolio. In 2018, capital expenditure is expected to be lower at between $800m and $920m (inclusive of growth projects at $200m-$250m). [1]

Group annual capital expenditure*
($m)



Year	Value
2013	1,993
2014	1,209
2015	857
2016	811
2017	953

* Includes equity-accounted investments and discontinued operations

Corporate and overhead costs
($/oz)



Year	Value
2013	52
2014	22
2015	20
2016	17
2017	17



PERFORMANCE AGAINST STRATEGIC OBJECTIVES CONTINUED



4. Improve the quality of the portfolio

We continue to look for ways of unlocking value and improving our portfolio for the long-term sustainability of the business, a fundamental element of our strategy. We are mindful that mining is a long-term business, and so we continue to invest in world-class exploration talent and high-potential brownfields and greenfields programmes. During the year, we continued work on the Below 120 Level life extension project of the Mponeng mine in South Africa which aims to access deeper, higher-grade ore (Also see detail in South Africa in the *Regional reviews*). We also progressed mine expansion with Siguiri's hard rock project. At Obuasi, following positive interactions with government, it is anticipated that redevelopment of the mine will commence as soon as the fiscal and development agreements have been ratified by the Ghana parliament during 2018. In Colombia, the Gramalote project, a joint venture with B2Gold, declared its maiden Ore Reserve and is expected to undertake a full feasibility study.

2018 DELIVERABLES

New quality ounces; lower cost profiles; and extended life of mine (LOM)

Siguiri hard rock project
- Extends LOM; enhances NAV
- 2018-2020E
  - Production: c.355,000oz
  - all-in sustaining cost: $910/oz

Mponeng Phase 1 – accessing higher grades
- Extends LOM; access higher grades
- 2018-2020E
  - Production: c.268,000oz
  - all-in sustaining cost: $1,105/oz

Kibali underground development
- Extends LOM; improve cost
- 2018-2020E
  - Production: c.340,000oz*
  - all-in sustaining cost: $700/oz

* *Attributable*



5. Maintain long-term optionality

Exploration within AngloGold Ashanti is focused on creating significant value for the business. In building the long-term prospects during the year, greenfields exploration was undertaken in Australia, Brazil, Colombia and the USA. We also pursued our good, high-return brownfields opportunities that will not only improve the quality of production, but will extend mine lives in quite a few of our assets, shaping our long-term optionality. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio. In line with a good capital discipline, exploration and evaluation costs were down by a significant 14% for the year.

In 2017, we managed to offset almost all depletion through production, ending the year with Ore Reserve of 49.5Moz, at a conservative gold price of $1,100/oz at which we calculate our Ore Reserve. Also see the Mineral Resource and Ore Reserve summary section in this report or the full statement <R&R>.

Exploration and evaluation costs
($m)

Year	Value
2013	250
2014	142
2015	132
2016	133
2017	114





MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES

Risks have been identified and quantified with input from senior management to ensure accountability. The relevant risk owners were consulted to confirm risk ratings, both in terms of severity and likelihood, to ensure correct alignment with independent assessments conducted from time to time.

A three-year time horizon has been applied to the top group risks, together with the latest business planning data, to reflect a more dynamic heat map.

GROUP TOP RISKS

The risks tabulated alongside are the group's top ten risks as at the end of 2017, ranked from highest to lowest, in order of magnitude. The corresponding ranking in 2016 is given in parentheses.



SAFETY IS MY FIRST VALUE

Top group risks heat map

Principal risks identified
Strategic
Operational
External
Political
1
Cost competitiveness
3
Commodity prices and currencies
4
2
Operational underperformance
8
Debt
9
Critical skills
7
Ore Reserve
6
5
Growth projects
10
Health
Labour
SEVERITY
LIKELIHOOD



Summary of top ten group risks

Ranking (Previous)	POTENTIAL RISK
1 (2)	Elevated **political** and country risk profile in core production areas
2 (3)	**Operational underperformance** negatively impacting improved track record
3 –	**Cost competitiveness**
4 (1)	Adverse **gold and commodity prices**, and **currency** movements
5 (6)	**Growth projects** delaying
6 (5)	**Labour-related stoppages**
7 (4)	Inability to develop projects to bring the **Ore Reserve** to account
8 (9)	**South African net debt** and increasing debt servicing levels
9 (8)	**Critical skills** and **talent** retention
10 (10)	Legacy occupational and community health **compensation claims/litigation**

Picture: Serra Grande, Brazil

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

Mitigation of top ten group risks 2017-2018

  

Risk	Potential consequences	Mitigation action plan
1. Elevated political and country risk profile in core production areas	• Regulatory uncertainty • Increased tax and royalties • Adverse impact on our business plans • Adverse impact of market capitalisation • Increased operational costs • Reduced cash flow • Reputational damage – continued scrutiny from governments, international NGOs and communities • Political instability • Compromised employee safety and security *Tanzania* • In July 2017, the government of Tanzania passed into law a new legal framework for the country's extractive industries • Working capital locked up as VAT is not being refunded *South Africa* • Restructuring in the South Africa region • The reviewed Mining Charter	• Targeted stakeholder mapping and engagement with greater focus on government structures, local community and non-governmental organisations • Use of joint venture alliances in line with host country regulatory requirements • Exploring opportunities for inclusive engagement and broader collaboration with NGOs (activists) • Constant monitoring of legislative/political landscape conducted in anticipation of any negative impact on business *Tanzania* • Arbitration proceedings under the rules of the United Nations Commission on International Trade Law – a precautionary measure to safeguard AngloGold Ashanti assets in Tanzania • Continued engagement with key stakeholders on our position, including government, business, media and communities • Mine plans amended to ensure break even cash flow and capital expenditure is being redirected to other parts of our portfolio *South Africa* • Maintain engagement with all key stakeholders, including through the Chamber of Mines with the Minister of Mineral Resources, who has committed to an open and stakeholder inclusive renegotiation towards finalisation of the Mining Charter • Full compliance with the Labour Relations Act and the MPRDA • Security/operational readiness for any potential labour/community unrest

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

  

Risk	Potential consequences	Mitigation action plan
1. Elevated political and country risk profile in core production areas (continued)	*Colombia* • The use of the constitutional right to engage in popular consultations to circumvent an array of public and private projects/ programmes continues to challenge investment security • Failure to implement the peace process with Fuerzas Armadas Revolucionarias de Colombia (FARC) and successfully conclude negotiations with ELN (the National Liberation Army) remain as risks to political stability in the country *Brazil* • Widespread public unrest, sweeping corruption scandals and deepening social polarisation are maintaining the country's elevated political risk, which is weighing on investor sentiment and contributing to uncertainty in terms of policy direction • The issue of land invasions, spurred by populist sentiment, and associated community unrest, remains a threat which could escalate and disrupt operations	*Colombia* • Stakeholder engagement continues to strengthen our relations with civil society and government and to build broad consensus around the future development of our project portfolio • Establish future optionality from legislative and social licence to operate processes, in response to positive/negative scenarios • Security/operational readiness for any potential community unrest *Brazil* • Stakeholder engagement and constant monitoring of the legislative/political landscape are to be conducted in anticipation of and to mitigate any negative impact on the business • A strategy to address ongoing land invasions that involves multi-stakeholders is being implemented
2. Operational underperformance negatively impacting improved track record	• Unsustainable loss-making operations resulting in reduced cash flow and decreased liquidity • Reduced earnings, uncertain delivery on targets and disproportionate penalty on share price • Decline in investor confidence • Credit ratings affected • Restricted ability to invest in strategic growth and development projects • In terms of safety underperformance, Section 54 stoppages would threaten the long-term viability of the South African mines	*South Africa* • Proceeds from the sales of Kopanang and Moab Khotsong mines used to reduce debt to improve liquidity • TauTona and Savuka have been placed into orderly closure. A business transition process is planned to reduce Mponeng's overhead costs • New shift arrangements are being negotiated for Mponeng – these would be expected to improve face time and associated productivity • AngloGold Ashanti is currently working through the observations and recommendations made by the Institute of Mine Seismology (IMS) to improve seismicity related risks *Brazil* • Increase mine development rate to provide mine flexibility • Focused exploration and drilling in priority areas • Drive operational excellence to improve productivity and efficiency

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

  

Risk	Potential consequences	Mitigation action plan
3. Cost competitiveness	• Reduced profit margins owing to high cost of production • Operational underperformance leading to failure to achieve business plans • Our aging portfolio demands increased mining depth and distances to the mining face, which increases sustaining capital required • Higher than inflation increases in wages and power costs • Stronger local currencies, specifically the South African rand and Brazilian real, increase our costs relative to our peer group • Inflation of mining consumables, such as steel, steel-bearing products and support products; chemicals, abrasives and explosives, has been increasing in tandem with the increased gold price • New mining taxes and/or increasing royalty rates in key operating areas • Organisational design that is equipped for larger business portfolio	*South Africa* • Maintain the discipline required to continue with self-help measures and efficiency improvements • Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs • The sales and closure of certain South African operations will help address the loss-making TauTona and Kopanang mines, and ultimately lead to lower operating costs for the remaining business • Ongoing reviews of the off-mine cost structure and business model for the South Africa region are underway to further address a return to profitability *International operations* • More rigorous 2018 targets for operations in Continental Africa, Americas and Australasia regions – with options for growth • The targets, based on desk-top studies, indicate that they are achievable, by a combination of Operational Excellence initiatives, improved grades, lower operating costs and streamlined systems and structures • Continued aggressive cost management focus on regional, general and administrative expenses with external support sought to review corporate costs in line with the reduced portfolio
4. Adverse gold and commodity prices, and currency movements	• Inadequate free cash flow/liquidity, impacting our credit ratings • Inability to develop strategic growth and development projects to bring the Ore Reserve to account • Lower market capitalisation • Need to recapitalise the company at distressed equity prices and in poor market conditions • Potential to breach financial covenant • A sustained period of significant gold price volatility may adversely affect the company's ability to evaluate the feasibility of undertaking new capital projects; the continuity of existing operations and their ability to meet operational targets; or to make other long-term strategic decisions.	• Maintain the discipline required to continue with self-help measures and efficiency improvements • Maintain focus on cost and capital discipline to deliver competitive all-in sustaining costs • Maintain long-term sustainability and optionality by ensuring our pipeline of opportunities is continuously replenished • Further reduce our annual interest bill • Further deleverage the balance sheet • Manage input oil costs, to extent possible • Focus on executing the Operational Excellence initiatives

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

  

Risk	Potential consequences	Mitigation action plan
5. Failure to deliver on growth projects	*Ghana – Obuasi* • Continued cash drain on the group • Inability to bring the Ore Reserve to account • Adverse socio-economic stakeholder impact and reputational damage • Litigation with the government of Ghana • Litigation/penalties/fines • Inability to redevelop the mine triggers significant closure liabilities *Mali – Sadiola* • Agreement delays will negatively impact the project and may result in a production gap in early 2019 *Colombia – Projects* • Projects not positioned to best achieve value, leading to decision – to advance or sell • Government taxes are high by international measures and may impact project outcome • The use of the constitutional right to engage in popular consultations to circumvent an array of public and private projects/programmes is creating investment insecurity • Failure by the government to implement the peace process with FARC and complete negotiations with ELN, threaten the stability of the country's political environment, and mining sector discussions and perceptions *South Africa – Mponeng* • Mponeng Phase 2 advancement not executed	*Ghana – Obuasi* • The investment development agreement (stability agreement), reclamation security agreement and security agreement, which maintains law and order, are in principle agreed and signed. Ratification by the Ghana parliament is imminent • Settlement agreement for arbitration has been finalised • Redevelopment of this project provides a potential tier one asset that has an all-in sustaining cost that is lower than the average for the group. Will be essential to execute the project on time and budget, and to manage social and community expectations *Mali – Sadiola* • Due to protracted negotiations with the government of Mali, management is currently planning to place Sadiola mine on care and maintenance. Options to dispose of pre-ordered mining equipment are being reviewed • A steering committee and technical committee have been reconstituted. The project organisation has been redesigned to support and direct the project *Colombia – Gramalote* • A prefeasibility study has been completed on how to best achieve value and to declare the Ore Reserve *Colombia – La Colosa* • *Force majeure* declared at La Colosa or, depending on legal advice and assessment of scope, consequences and costs of each option • Duration of care and maintenance or *force majeure* to be assessed – estimated to be probably at least three years • Following the outcome of a popular consultation vote, all voluntary social spend is to be terminated *South Africa* • Feasibility study is being updated on Mponeng LOM extension project • A business transition process is planned to reduce Mponeng's overhead cost

 

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED



Risk	Potential consequences	Mitigation action plan
6. Labour-related stoppages	• May adversely impact investor confidence which in turn would impact our market capitalisation and could result in a decline in credit ratings • Production stoppages and losses would adversely impact the company's liquidity and, if protracted, may result in a liquidity crisis • Deteriorating operational and safety conditions would impact employee safety and asset security • Potential violence and intimidation may lead to wide-spread chaos and lawlessness • Accelerated organisational restructuring and mine closure • Negative impact on community stability • Adverse regulatory response	*South Africa* • Stakeholder engagement strategy involving executive management implemented • Ongoing communication and regular updates, in line with strategy, across various statutory platforms • Full dialogue with union structures and leadership, employing existing union-employee structures and consultation processes • Security strategies and operational framework in place, based on strategic working relations with various security institutions and agencies (SAPS, NATJOC and Public Order Units) • Collaboration with gold sector peers to manage and contain the contagion effect of labour risks spreading across the industry • Legal strategies and action plans in place • Recourse to exercise obligations as contained in recognition agreements with labour unions • Strike prevention and management strategies and authority protocols in place and tested • SASRIA insurance • A high-level operational framework in place to deal with a myriad of eventualities emanating from restructuring, labour conflict, legal disputes and wage negotiations, which may result in strike action • Have in place a labour exit strategy as a subset of the all-inclusive multi-disciplinary mine closure action plan *Continental Africa* • Ongoing engagement and consultative meetings with relevant labour unions • Established grievance procedures and disciplinary processes at all mine sites • Dedicated regional human resource team supporting operations • Capacity building with newly-elected union committee members (branch committees) • Strike contingency and management plans in place • Regular reporting and updates on labour relations to monitor trends and the industrial relations climate at each operation







MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

Risk	Potential consequences	Mitigation action plan
7. Inability to develop projects to bring the Ore Reserve to account	• Ore Reserve write-down and possible decline in market capitalisation • Impairments and lower future earnings per share • Reduced production profile and business plan • Loss of tenements • Premature mine closure or mothballing of operations	• Identify suitable joint venture partnerships and alternative sources of funding • Revised tenements strategy with focused exploration funding for critical operations • Robust business planning, portfolio optimisation and considered feasibility studies to withstand potential risks • Focused project management to deliver projects on budget and schedule
8. South African net debt and increasing debt servicing levels	• Increased debt has the potential to lower revenues as more money is spent servicing that debt, which could affect return on equity and return on assets • Additional interest burden will put pressure on the remaining South African asset's margins and ability to generate cash • Decline in investor confidence • Restricted ability to invest in strategic growth projects	*South Africa* • The proceeds from the sales of the Kopanang and Moab Khotsong mines used to reduce debt • Accelerate the restructuring process in the South Africa region, considering all relevant off-mine and restructuring costs and aligning with reduced production base in that region



Picture: Kopanang, South Africa

 

MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED



Risk	Potential consequences	Mitigation action plan
9. Critical skills and talent retention	• Insufficient talent and succession planning pools • Failure to execute and deliver on strategic objectives • Increased labour costs • Potential impact on productivity and safety levels • Depending on the skills or talent lost – potential impact on market confidence • Localisation pressures, resulting in loss of depth of skill and experience • Owing to localisation pressures, staff deployed to gain relevant work experience but given more challenging regulatory environment, there are difficulties in obtaining permits • Higher cost of retention	• Pay competitive market-related salaries and benefits • Further broaden short and long-term incentive schemes to provide financial and non-financial benefits • Roll-out global performance management system, aligning roles with strategic plans • Implementation of an integrated talent management and succession planning process across the business, with an increased coverage ratio for critical skills • Continue Chairman's Young Leaders Programme (emerging talent pool) to aid development of a healthy talent pipeline for future leadership positions • Update the CEO's talent pool and succession/development plans • Implement talent development interventions • Increase training capacity for scarce artisan skills • In South Africa, the employee transition framework includes a retention strategy that involves a tailored approach to ensure critical skills are available when needed • Develop rotation guidelines • Define the global leadership framework, the Health of Discipline framework, and develop a global talent management system as set out in the *People are our Business section* [1]
10. Legacy occupational and community health compensation claims/ litigation	• Negative financial impact • Reduced market capitalisation • Reputational damage, if not well managed • Employee well-being affected	*South Africa* • Defend all claims on their merits (both individual and class action) • Participate in industry working group on occupational lung diseases (OLD) to contribute to a comprehensive and sustainable compensation solution for OLD



USEFUL LINKS

[1] Refer to page 42 for additional details



MANAGING AND MITIGATING RISKS, IDENTIFYING OPPORTUNITIES CONTINUED

Top group opportunities

We recognise that identifying and managing opportunities is an important component of risk management. The company identifies suitable opportunities – endeavouring to exploit, harness or maximise them – with the aim of creating value by mitigating our risks. This table lists our key opportunities along with the strategy for each.

Top group opportunities

Type	Opportunity	Strategy
Strategic	Obuasi	• Deliver revised feasibility study to ensure optimal returns from high-margin, mechanised operation • Ensure buy-in for redevelopment from all stakeholders, including government • Find optimal funding structure
	Disciplined approach to growth	• Continue with disciplined investment to ensure pipeline of brownfields and greenfields expansions • Maintain diversified portfolio capable of withstanding "single jurisdiction / operation" shocks
	Renewed optimism and potential for mining regulatory certainty in South Africa	• Negotiate fair and sustainable wage agreement and shift arrangements (South Africa) • Participate and influence Mining Charter and related mining legislation • Advance Mponeng Phase 2 feasibility study
	Stakeholder relations	• Enhanced engagement model to build strong stakeholder relationships
	Colombia	• Revise tenements strategy with focused exploration funding • Progress Quebradona and Gramalote projects up the value curve • Advance engagements at La Colosa and lift *force majeure*

Type	Opportunity	Strategy
	Business planning and portfolio optimisation processes	• Sound business planning with top-down goals • Portfolio optimisation and revise fit for purposes structures
	Asset sale or joint venture for full value	• Potential to realise full value of operating asset in cash for sale or joint venture to enhance value and optionality • Increased ability to deleverage in a value-enhancing manner
Operational	Improving production mix	• Improved efficiencies and mine plan changes driven through operational excellence initiatives • Inward investment into high-return projects
	Benefits from increase in gold price enhanced by cost reduction	• Actively improve the quality of the portfolio • Focus on margins through initiatives to improve all-in sustaining costs and all-in costs, through Operational Excellence initiatives • Improve leverage to the gold price
	Pursuing key growth opportunities for our asset portfolio	• Focused brownfields exploration activities • Prefeasibility studies for life-of-mine extensions and improved recoveries
	Technology step-change in South Africa	• Continue work with AngloGold Ashanti Technology and Innovation Consortium • Continue to evaluate thermal spalling and ultra high-strength backfill at Mponeng



SECTION 4
PERFORMANCE REVIEW

We provide an overview of our financial, operational and sustainable development performance over the past financial year, as well as a summary of our Mineral Resource and Ore Reserve portfolio and initiatives to extend this portfolio to ensure long-term optionality.





Picture: Cuiabá, Brazil



CFO'S REVIEW



Enhancing our portfolio

Christine Ramon:
Chief Financial Officer

AngloGold Ashanti continued to make considerable enhancements to the quality of its portfolio during the year ended 31 December 2017.

The company advanced the restructuring of its South African portfolio, including some significant asset sales; executed, according to plan, the key self-funded brownfields projects to sustainably improve mine lives and margins; and achieved its annual cost, production and capital guidance for the fifth consecutive year.

AngloGold Ashanti continues to make progress on its strategic objectives and has delivered a strong financial and operating performance. The financial results for the year have been impacted by some significant once-off charges and impairments, but cash flows and the balance sheet remain robust.

Production rises 4% year-on-year to **3.755Moz**, above top end of guidance

Total cash costs of **$792/oz**, in line with full year guidance of between $750 to $800/oz

All-in sustaining costs of **$1,054/oz**, at lower end of the guidance range

Free cash flow of **$125m**, before growth capital; impacted by South Africa restructuring costs and VAT lockups in Continental Africa

Dividend of **ZAR 70** cents per share (approximately 6 US cents per share) declared, given strong cash flow performance

Adjusted headline earnings of **$9m**, after retrenchment costs ($71m) and silicosis provision ($46m)

Brownfields projects to improve life and margins, all remain on schedule

New safety benchmarks set: three, fatality-free quarters for first time

Obuasi redevelopment approved on strong return metrics and good government support

SA restructuring progressing well: Moab Khotsong and Kopanang sales closed on 28 February 2018 and TauTona in orderly closure

Strong Ore Reserve-replacement performance, declaration of maiden Ore Reserve in Colombia

Total cash costs for the full year of $792/oz were 6% higher than the previous year's $744/oz, and within the guidance range of $750/oz to $800/oz. Costs were negatively impacted by inflation, stronger local currencies and the expensing of certain capital costs at the South African operations as those operations underwent orderly closure. All-in sustaining costs came in at the bottom end of the guidance range at $1,054/oz, 7% higher than the previous year's all-in sustaining cost of $986/oz, due to higher planned sustaining capital expenditure levels and the stronger local currencies.

Cash flow from operating activities for the year ended 31 December 2017 declined by 16% when compared to 2016, reflecting tighter margins, working capital lockups, and payments in respect of retrenchment costs in South Africa, offsetting a 1% increase in the gold price received and a 5% increase in gold sales. Free cash flow of $1m for the year, compared to $278m in 2016, was supported by a strong second half performance which delivered free cash flow of $162m. This was, however, impacted by the increase in the lockup of VAT receivables at Kibali and Geita, which was approximately $20m and $50m for the year respectively, and the higher planned capital expenditure. In line with the reinvestment strategy of AngloGold Ashanti, total self-funded capital expenditure of $953m increased by $142m from the previous year (2016: $811m).



CFO'S REVIEW CONTINUED

Free cash flow for the year, before taking growth capital into account, was $125m versus $394m a year earlier, impacted by 19% higher planned sustaining capital expenditure of $829m compared to the previous year of $695m, South African retrenchment costs paid of $49m and higher cash costs.

The balance sheet reflects strong liquidity comprising $965m available on the $1bn US dollar syndicated RCF at the end of December 2017, $85m undrawn on the $100m US dollar RCFs, A$290m undrawn on the A$500m Australian dollar RCF, approximately R2.95bn available from the South African RCFs and other facilities and cash and cash equivalents of $205m as at the end of December 2017.

We continue to focus our efforts on reducing our taxation exposures, specifically indirect taxes, in all jurisdictions that we operate in. Our transparent group tax policy continues to support a low risk approach in dealing with tax matters across the various jurisdictions in which we operate.

Other pertinent matters include:

- At the end of June 2017, AngloGold Ashanti announced that it would restructure its South African operations to safely return the business to profitability, while mitigating job losses. This included placing TauTona and Savuka into care and maintenance, followed by orderly closure. In October 2017, we announced the sale of the Kopanang mine

and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited, with one of the conditions being that the majority of existing workers continue to work at the operations. Simultaneously, we announced the conclusion of the sale agreement for the disposal of the Moab Khotsong and Great Noligwa mines and related infrastructure to Harmony Gold Mining Company Limited. All the conditions precedent to these sale contracts were met subsequent to year end and the transactions closed on 28 February 2018.

- Agreement has been reached with the government of Ghana for the redevelopment of Obuasi, subject to ratification by Ghana's parliament of the relevant fiscal and development agreements. These agreements have been signed by the government and ratification is scheduled during the current parliamentary sitting. The redevelopment will establish Obuasi as a long-life, modern, mechanised underground mining operation, which is a fundamental departure from the previous operating method used at the mine.

- The DRC has recently promulgated a new mining code that makes a number of changes to the operating environment for the DRC's extractive industries, including those in its mining, and oil and gas sectors. On 8 March 2018, AngloGold Ashanti announced that a meeting had been held between the DRC president and mining industry representatives

to discuss the new mining code prior to its promulgation. The DRC government has agreed to continue discussions with the mining industry representatives, post the promulgation of the new mining code, regarding issues existing in the current agreement and the implementation of the new mining code. AngloGold Ashanti is in full support of Randgold Resources. our partner and the operator in the Kibali joint venture, in its continued engagement with the DRC government.

- The settlement negotiations between the Occupational Lung Disease (OLD) Working Group and class action legal representatives have reached an advanced stage. The OLD Working Group represents African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye-Stillwater. The class members are represented by Richard Spoor Inc, Abrahams Kiewietz Inc and the Legal Resources Centre. On 10 January 2018, in response to a request from all parties involved in the appeal to the Supreme Court of Appeal (SCA) in respect of the silicosis and tuberculosis class action litigation, the Registrar of the SCA postponed the hearing date of the appeal until further notice.

Focusing on margins

We continue to focus our efforts on driving operational excellence and cost efficiency across our business, regardless of the gold

price environment in which we operate and over which we have no control.

Despite stronger currencies and inflationary pressures, our continued focus on meeting production targets, strong cost management and stringent capital discipline, have resulted in the all-in sustaining cost margin increasing from 17% in the second half of 2016, to 19% in the last six months of 2017. This is especially encouraging given the flat gold price and is illustrated in the graph that follows.

For the full year, the all-in sustaining cost margin decreased from 21% to 16%, mainly the result of currency and inflation pressure on cash costs. We, however, continue to pursue efficiencies and productivity and attempt to improve margins on a sustainable basis and will be working hard to ensure that these efforts are reflected in the all-in sustaining cost margin in the coming year.

We will continue to work towards widening these margins, by focusing on the controllable factors, including:

- stringent cost management
- reinvestment in low capital, high return opportunities within our business
- continuing to drive our Operational Excellence Programme, which considers innovative ways to improve efficiencies and productivity at our operations



CFO'S REVIEW CONTINUED

All-in sustaining costs, all-in costs and average gold price



$/oz
1,800
1,400
1,000
800
400
0
All-in sustaining cost margin
17%
19%
1,154
1,326
1,022
924
911
1,058
1,071
1,038
H1 2012
H1 2013
H1 2014
H1 2015
H1 2016
H2 2016
H1 2017
H2 2017
All-in sustaining costs*
Average gold price
All-in costs*

* *World Gold Council standard adjusted to exclude stockpile write-offs.*

Net debt and net debt to adjusted EBITDA



Net debt to adjusted EBITDA
Net debt ($m)
3.5
3
2.5
2
1.5
1
0.5
3,500
3,000
2,500
2,000
1,500
1.81
1.70
1.94
2.02
1.95
1.54
1.49
1.47
1.44
1.26
1.24
1.38
1.56
1.49
1.35
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2014
2015
2016
2017
Net debt to adjusted EBITDA
Net debt

Last-12-months net debt to adjusted EBITDA ratio

Continued financial flexibility

We saw a slight rise in net debt from $1.9bn to $2.0bn, mainly as a result of higher capital expenditure, the funding of the South African retrenchment costs and VAT lockups in Continental Africa, all of which were partially offset by a reduction in interest paid of $34m. The net debt to adjusted EBITDA is 1.35 times, slightly up from 1.24 times at the end of 2016, however, reflecting an improvement from 1.56 times at the end of June 2017. The ratio shows ample headroom compared to our covenant levels of 3.5 times.

Our liquidity position has improved from $1.58bn at the end of December 2016 to $1.72bn at the end of December 2017, reflecting the additional facilities put in place to assist with our South African funding requirements. Proceeds from the Moab Khotsong sale transaction that closed on 28 February 2018, have been applied to reduce our South African debt ($218m as at 31 December 2017), which will benefit our South African interest bill going forward by ~$20m per annum.

Our balance sheet remains robust with strong liquidity, sufficient undrawn facilities and no near-term maturities, giving us flexibility in what remains a volatile market environment. We have demonstrated our ability to self-fund our high-return reinvestment opportunities, while sustaining our cash dividend, reflecting our commitment to disciplined capital application.



Undrawn facilities
(at 31 December 2017)
A$290m AUD RCF
R2.95bn ZAR RCF
US$1,050m USD RCF
US$205m Cash
$1.720bn
* Total calculated with ZAR facilities at R12.3574/$ (excluding DMTNP), AUD facility at 0.78009$ to A$

Picture: AGA Mineração, Brazil



CFO'S REVIEW CONTINUED

Continued positive cash flow momentum

We continue to follow a balanced approach, i.e. positive free cash flow generation while reinvesting in our portfolio:

Free cash flow generation (adjusted free cash flow)
($m)



Adjusted FCF pre-growth   ■ Growth capex   ■ Adjusted FCF generation

| 2012 | 2013 | 2014 | 2015 | 2016 | 2017 |

* 2014 Adjusted for Obuasi redundancy costs of $210m and Rand Refinery loan of $44m
** 2015 Adjusted for bond redemption premium of $61m on part settlement of $1.25bn high-yield bonds
*** 2016 Adjusted for bond redemption premium of $30m on settlement of the remainder of the $1.25bn bonds
**** 2017 adjusted for the South African retrenchment costs paid of $49m

We indicated a year ago that our new dividend policy is to return 10% of free cash flow, before growth capital, to shareholders, subject to the board's discretion. Volatility is to be expected in the dividend payout, given the basis used for the calculation, coupled with our variable reinvestment needs, as demonstrated with the flagged 19% increase to $829m in sustaining capital expenditure for 2017.

Free cash flow before growth capital was $125m (2016: $394m). The board has exercised its discretion by adjusting the metric

of free cash flow before growth capital to take into account the abnormal South African retrenchment payments of $49m, and has approved a dividend of ZAR 70 cents or approximately 6 US cents per share.

The continuation of the dividend is a reflection of our capital discipline and commitment to improving shareholder returns on the back of sustainable free cash flow generation. Importantly, we will maintain adequate balance sheet flexibility and utilise our cash flows and available facilities to fund our ongoing capital and operational requirements.

Delivery against 2017 financial objectives

1. Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

The group continues to focus on sustainably reducing the costs associated with producing gold. These initiatives have covered a broad spectrum of activities, including a greater focus on capital allocation and project delivery, as well as enhanced recoveries, while internal cost reduction efforts continued simultaneously.

All-in sustaining costs for the year ended at $1,054/oz, a 7% increase from 2016 at $986/oz. All-in sustaining costs came in at the bottom end of the guidance range, reflecting the effect of planned higher sustaining capital expenditure for 2017 (~$26/oz) and stronger local currencies.

The South African rand averaged 9% stronger versus the dollar in 2017 compared with 2016, and the Brazilian real and Australian dollar averaged 8% and 3% stronger, respectively.

We continued to roll-out our wider-focused Operational Excellence Programme across all our operations, with our restructuring efforts in South Africa assisting us to improve the profitability and sustainability of our remaining assets in South Africa.

2. Continue to enhance margins and cash flow through continuing focus on operational efficiencies and productivity

Our margins on total cash costs (37%), all-in sustaining costs (16%), and all-in costs (10%) came under pressure in 2017 because of stronger local currencies and higher planned sustaining capital expenditure. This increased expenditure was required to ensure that we continue to maintain and improve our margins and cash generation ability in future years.

We remain committed to keeping our margins at acceptable levels and our performance in the second half of the year reflects margins on total cash costs (38%), all-in sustaining costs (19%), and all-in costs (13%) returning to full year 2016 levels and higher levels than those achieved for second half of 2016.

Cash flows remain positive despite funding once-off items such as the South African retrenchment costs.

The strengthening of the South African rand and Brazilian real was detrimental to us, given that most of our cost base in those countries is denominated in the local currencies, while our gold is sold in US dollars, contributing to the 21% year-on-year increase in total cash costs in South Africa and 10% increase in the Americas region. In contrast, although the Australian dollar strengthened by 3%, total cash costs declined by 6% in that region.



CFO'S REVIEW CONTINUED

3. Dividend underpinned by sustainable cash generation

Despite the significant headwinds experienced in free cash flow generation, AngloGold Ashanti declared a dividend of ZAR 70 cents per share (~6 US cents per share) for the year under review. Free cash flow before growth capital, remained sufficient to maintain the declaration of a dividend since the introduction of the new dividend policy last year.

Our focus with the substantial restructuring of the South African operations, combined with the South African asset sales, as well as the significant planned sustaining capital expenditure in 2017, has been to be appropriately positioned to maintain the dividend in future years underpinned by sustainable cash generation.

4. Move to a sustainable resolution at Obuasi

During 2017, significant positive developments at Obuasi resulted in AngloGold Ashanti announcing in February 2018 the advancement of the redevelopment of the Obuasi project. Some of the beneficial developments in 2017 included the improved security situation with the last enclave of illegal miners being evicted from site in April; the lifting of the *force majeure*; the extension of the Amended Mining Programme entered into with the government of Ghana to April 2018; and the suspension of the international arbitration initiated with the International Centre for Settlement of Investment Disputes (ICSID).

All the above developments paved the way for successful negotiations with the Ghanaian government relating to the Reclamation Security Agreement; a Tax Concession Agreement; a Development Agreement; a Security Agreement; and a Settlement Agreement. These agreements have been signed by the government, with the Tax Concession Agreement and the Development Agreement subject to ratification by Ghana's parliament, which is scheduled to occur during the current parliamentary sitting.

Mine production for the first 10 years will be focused on the upper ore bodies and is expected to average 350,000oz to 400,000oz at an average head grade of 8.1g/t. Total cash costs are expected to average between $590/oz to $680/oz, while all-in sustaining cost is expected to be between $795/oz to $850/oz. Mine production for the second 10 years increases to 400,000oz to 450,000oz per annum, as the mine deepens into higher grade ore. All-in sustaining cost is then expected to improve to between $750/oz to $800/oz. The project delivers internal real rates of return of between 16% and 23% at real gold prices of between $1,100/oz and $1,240/oz, and is highly leveraged to the gold price. Initial project capital expenditure anticipated over the first 2.5 years is expected to be between $450m to $500m, excluding pre-production capital of $64m.

The redevelopment will establish Obuasi as a long-life, modern, highly mechanised underground mining operation, replacing the labour-intensive, hand-held operating systems previously used at the mine. The redevelopment will deliver a mine that makes use of automation and controls for better safety, improved operational efficiencies and consistent performance. It envisages a smaller, but more skilled workforce that can operate in a mechanised/automated environment with a strong sense of accountability.

5. Execute on low capital, high return brownfields projects, while continuing to move long term projects up the value curve

AngloGold Ashanti's approach to growth investments and project approvals is based upon a multi-factor model that takes into account how the investment or project will improve our portfolio, financial flexibility, sustainability and long-term optionality. Such investments or projects must generate returns meeting our required hurdle rate of 15% in real US dollar terms.

We continue to execute on our robust brownfields exploration programme at most of our operations in the group as described earlier.

There are a number of capital projects that we continued to focus on during the year, including the Obuasi redevelopment project discussed in the previous section.

At Kibali, the underground materials handling system and ore hoisting via the shaft were commissioned with ramp up progressing. The paving on the central haulage level was completed during the year, allowing haulage from the ore passes into the underground crushers to the shaft system. In addition, development of declines is continuing. The construction of the third hydropower station at Azambi and the next phase of tailings storage facility is scheduled for completion in 2018.

The Mponeng mine life will be extended through access to deeper, higher-grade ore via the development of a decline below the current secondary shaft, with completion expected around mid-2018. Additional ventilation and water management, and ore handling infrastructure are in the process of being constructed. A feasibility study is being undertaken into the deepening of the secondary shaft to further extend the mine's life beyond 2026.

The Sadiola sulphides project, which will add sulphide-ore processing capability to the plant, continued to be evaluated. Discussions with the government of Mali continue regarding the project.

At Siguiri, we are investing about $115m over approximately two years to add a hard-rock plant to the current processing infrastructure, providing the ability to develop the significant sulphide-ore potential that exists on the current concession. The company is also building a new power plant at a cost of $43m,



CFO'S REVIEW CONTINUED

to provide electricity to the new facility. During 2017, $67m was spent on the project and a total of $145m has been committed to date. The project remains largely on schedule for completion and the final costs are currently being reviewed as all major commitments have now been concluded.

Finally, we announced the declaration of the maiden Ore Reserve for the Gramalote project in Colombia of 63.7Mt @ 0.86 g/t gold comprising contained metal content of 1.8Moz, on an attributable basis. Gramalote represents a long-term option for AngloGold Ashanti, and all avenues to realise value from this important asset remain open. AngloGold Ashanti's management is currently in discussions with the joint venture partner, B2Gold (49%) on how to further progress the project.

6. Maintain financial flexibility and further reduction in finance costs

Our net debt to adjusted EBITDA ratio of 1.35 times reflects a marginal increase to 2016 at 1.24 times. This remains well within our debt covenant level of 3.5 times. Coupled with the successful completion of the South African sales transactions of Moab Khotsong and Kopanang at the end of February 2018 where the proceeds have been utilised to

further reduce our South African debt, we have successfully maintained financial flexibility and anticipate a further reduction in our finance costs in 2018.

Looking ahead to 2018, the key financial and other objectives are to:

- Maintain our focus on cost and capital discipline to deliver competitive all-in sustaining costs and all-in costs

- Continue to enhance margins and cash flows with a focus on operational efficiencies and productivity through Operational Excellence

- Maintain the dividend underpinned by sustainable cash generation

- Seek resolutions for the Tanzanian and DRC regulatory uncertainty

- Progress implementation of the Obuasi redevelopment

- Execute on low-capital, high-return brownfields projects, while continuing to progress long-term projects up the value curve

- Maintain financial flexibility and further reduce finance costs

Acknowledgement

I would like to express my appreciation to our committed and diligent finance team across the group who have been proactive in supporting the business to manage costs and capital as well as dealing with working capital and other business challenges associated with the developing market nature of the jurisdictions that we operate in. In addition, we continue to maintain a high standard of governance and compliance to internal controls across the organisation. The quality financial information prepared for our stakeholders is testament to our high calibre financial team whom I applaud. Finally, I look forward to the year ahead with enthusiasm and absolute focus on our strategic objectives with the aim of improving shareholder returns, on a sustainable basis.

Christine Ramon
Chief Financial Officer
19 March 2018



THE YEAR AHEAD – OUTLOOK

Guidance 2018

		Guidance	Notes
Production	(000oz)	3,325 – 3,450	Includes monthly production of ±30,000oz from Moab Khotsong and Kopanang for a period of three months
Costs	All-in sustaining costs ($/oz)	990 – 1,060	Assumptions: R12.79/$, $/A$0.78, BRL3.20/$, ARS19.61/$; Brent $62/bl
	Total cash costs ($/oz)	770 – 830	
Overheads	Corporate costs ($m)	70 – 80	
	Expensed exploration and study costs ($m)	115 – 125	Including equity-accounted joint ventures
Capital expenditure	Total ($m)	800 – 920	
	Sustaining ($m)	600 – 670	
	Non-sustaining ($m)	200 – 250	Obuasi, Kibali, Siguiri hard-rock project, Mponeng
Depreciation and amortisation	($m)	775	
Depreciation and amortisation – included in equity-accounted earnings	($m)	150	Earnings of associates and joint ventures
Interest and finance costs	($m)	140	
Other operating expenses	($m)	90	Related primarily to the costs of care and maintenance

Both production and cost estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2017, filed with the United States Securities and Exchange Commission.



FINANCIAL REVIEW

Five-year summaries

Summarised group financial results – income statement

US dollar million	2017	2016	2015	2014	2013
Gold income	4,356	4,085	4,015	4,952	5,172
Cost of sales	(3,582)	(3,263)	(3,294)	(3,972)	(3,947)
Gain (loss) on non-hedge derivatives and other commodity contracts	10	19	(7)	13	94
Gross profit	784	841	714	993	1,319
Corporate administration, marketing and other expenses	(64)	(61)	(78)	(92)	(201)
Exploration and evaluation costs	(114)	(133)	(132)	(142)	(250)
Other operating expenses	(88)	(110)	(96)	(28)	(19)
Special items	(438)	(42)	(71)	(260)	(2,951)
Operating profit (loss)	80	495	337	471	(2,102)
Dividends received	–	–	–	–	5
Interest received	15	22	28	24	39
Exchange (loss) gain	(11)	(88)	(17)	(7)	14
Finance costs and unwinding of obligations	(169)	(180)	(245)	(276)	(293)
Fair value adjustments on convertible bonds	–	9	66	(17)	307
Share of equity-accounted investments' profit (loss)	22	11	88	(25)	(162)
Loss (profit) before taxation	(63)	269	257	170	(2,192)
Taxation	(108)	(189)	(211)	(225)	237
(Loss) profit after taxation from continuing operations	(171)	80	46	(55)	(1,955)
Discontinued operations					
(Loss) profit from discontinued operations	–	–	(116)	16	(245)
(Loss) profit for the year	(171)	80	(70)	(39)	(2,200)
Allocated as follows:					
Equity shareholders					
– Continuing operations	(191)	63	31	(74)	(1,985)
– Discontinued operations	–	–	(116)	16	(245)
Non-controlling interests	20	17	15	19	30
	(171)	80	(70)	(39)	(2,200)

7% increase in gold income in 2017 reflects higher gold price received year-on-year on higher production levels



FINANCIAL REVIEW CONTINUED

Summarised group financial results – statement of financial position

US dollar million	2017	2016	2015	2014	2013
Assets					
Tangible and intangible assets	3,880	4,256	4,219	5,088	5,082
Investments	1,645	1,578	1,557	1,553	1,459
Inventories	783	756	736	1,524	1,639
Cash and cash equivalents	205	215	484	468	648
Other assets	706	348	288	501	846
Total assets	7,219	7,153	7,284	9,134	9,674
Equity and liabilities					
Total equity	2,704	2,754	2,467	2,871	3,107
Borrowings	2,268	2,178	2,737	3,721	3,891
Provisions	1,064	995	954	1,199	1,115
Deferred taxation	363	496	514	567	579
Other liabilities	820	730	612	776	982
Total equity and liabilities	7,219	7,153	7,284	9,134	9,674



FINANCIAL REVIEW CONTINUED

Summarised group financial results – statement of cash flows

US dollar million	2017	2016	2015	2014	2013
Cash flows from operating activities					
Cash generated from operations	1,151	1,302	1,250	1,343	1,307
Dividends received from joint ventures	6	37	57	–	18
Net taxation paid	(160)	(153)	(163)	(153)	(164)
Net cash inflow from operating activities from continuing operations	997	1,186	1,144	1,190	1,161
Net cash (outflow) inflow from discontinued operations	–	–	(5)	30	85
Net cash inflow from operating activities	997	1,186	1,139	1,220	1,246
Cash flows from investing activities					
Capital expenditure	(830)	(711)	(667)	(849)	(1,431)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	(27)	(1)	(12)	42	(466)
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	(12)	(12)	810	(11)	(8)
Interest received	15	14	25	21	23
Decrease (increase) in cash restricted for use	(8)	8	(17)	24	(20)
Net cash (outflow) inflow from investing activities from continuing operations	(862)	(702)	139	(773)	(1,902)
Cash outflows from discontinued operations	–	–	(59)	(170)	(138)
Net cash (outflow) inflow from investing activities	(862)	(702)	80	(943)	(2,040)
Cash flows from financing activities					
Net (repayments) proceeds from borrowings	48	(546)	(867)	(144)	864
Finance costs paid	(138)	(172)	(251)	(246)	(200)
Dividends paid	(58)	(15)	(5)	(17)	(62)
Other	–	(30)	(61)	(9)	(36)
Net cash (outflow) inflow from financing activities from continuing operations	(148)	(763)	(1,184)	(416)	566
Cash outflows from discontinued operations	–	–	(2)	(5)	(6)
Net (outflow) inflow from financing activities	(148)	(763)	(1,186)	(421)	560
Net (decrease) increase in cash and cash equivalents	(13)	(279)	33	(144)	(234)
Translation	3	10	(17)	(16)	(30)
Cash and cash equivalents at beginning of year	215	484	468	628	892
Cash and cash equivalents at end of year [1]	205	215	484	468	628

20% drop in finance costs mainly from fully retiring the $1.25bn high yield bonds in August 2016

[1] The cash and cash equivalent balance at 31 December 2013 includes a bank overdraft included in the statement of financial position as part of other liabilities of $20m.



FINANCIAL REVIEW CONTINUED

Ratios and statistics

	Units	2017	2016	2015	2014	2013	
Operating review – gold							
Production from continuing operations	000oz	3,755	3,628	3,830	4,225	3,874	◄ **Production**
Production from continuing and discontinued operations	000oz	3,755	3,628	3,947	4,436	4,105	ended above top
Gold sold from continuing operations	000oz	3,772	3,590	3,850	4,248	3,862	end of guidance
Gold sold from continuing and discontinued operations	000oz	3,772	3,590	3,965	4,458	4,093	provided
Continuing operations							
Closing spot price at year-end	$/oz	1,258	1,247	1,160	1,266	1,411	
Average gold price received	$/oz	1,258	1,249	1,158	1,264	1,401	
Total cash costs	$/oz	792	744	712	785	836	
All-in sustaining costs [1]	$/oz	1,054	986	910	1,020	1,195	
All-in costs [1]	$/oz	1,126	1,071	1,001	1,114	1,466	
Earnings							
Gross profit	$m	784	841	714	993	1,319	
Gross margin	%	18	21	18	20	26	
Adjusted EBITDA [2]	$m	1,483	1,548	1,472	1,616	1,525	
Adjusted EBITDA margin	%	34	38	37	33	29	
Interest cover	times	10	10	7	6	6	
Asset and debt management							
Net debt to adjusted EBITDA [2]	times	1.3	1.2	1.5	1.9	2.0	
Continuing and discontinued operations							
Profit (loss) attributable to equity shareholders	$m	(191)	63	(85)	(58)	(2,230)	**Positive**
Profit (loss) attributable to equity shareholders	US cents	(46)	15	(21)	(14)	(568)	free cash flow
Headline earnings (loss)	$m	27	111	(73)	(79)	78	maintained,
Headline earnings (loss)	US cents	6	27	(18)	(19)	20	however, current
Adjusted headline earnings (loss)	$m	9	143	49	(1)	599	year affected by
Adjusted headline earnings (loss)	US cents	2	35	12	(0)	153	South African
Capital expenditure [3]	$m	953	811	857	1,209	1,993	retrenchment cost
Net cash inflow from operating activities	$m	997	1,186	1,139	1,220	1,246	paid of $49m
Free cash inflow (outflow)	$m	1	278	141	(112)	(1,064)	◄

See footnotes overleaf



FINANCIAL REVIEW CONTINUED

Ratios and statistics (continued)

	Units	2017	2016	2015	2014	2013
Asset and debt management						
Equity	$m	2,704	2,754	2,467	2,871	3,107
Net capital employed	$m	5,031	5,101	5,190	6,640	5,519
Net debt	$m	2,001	1,916	2,190	3,133	3,105
Net asset value – per share	US cents	659	675	609	711	770
Market capitalisation	$m	4,178	4,290	2,877	3,515	4,727
Return on net capital employed	%	3	6	5	4	12
Net debt to equity	%	74	70	89	109	100
Other						
Weighted average number of shares	million	415	413	410	408	393
Issued shares at year-end	million	410	408	405	404	403
Exchange rates						
Rand/dollar average		13.30	14.68	12.77	10.83	9.62
Rand/dollar closing		12.36	13.73	15.46	11.57	10.45
Australian dollar/dollar average		1.30	1.35	1.33	1.11	1.03
Australian dollar/dollar closing		1.28	1.39	1.37	1.22	1.12
Brazilian real/dollar average		3.19	3.48	3.33	2.35	2.16
Brazilian real/dollar closing		3.31	3.26	3.90	2.66	2.34
Argentinean peso/dollar average		16.57	14.78	9.26	8.12	5.48
Argentinean peso/dollar closing		18.65	15.89	12.96	8.55	6.52

[1] World Gold Council standard, excludes stockpile write-offs.

[2] The adjusted EBITDA calculation is based on the formula included in the revolving credit facility agreements for compliance with the debt covenant formula.

[3] Includes attributable share of equity-accounted investments.

Stronger currencies in South Africa and Brazil negatively impacted costs

ECONOMIC VALUE-ADDED STATEMENT
For the year ended 31 December

INPUTS

Economic value distributed (82%) [1]

$m	2017	2016
Total distribution	**3,735**	**3,408**
A: Employees	**1,002**	**858**
Salaries and wages	966	823
Training and development	36	35
B: Government	**659**	**656**
Current tax [5]	176	234
Royalties [3]	114	101
Employee taxes [3]	268	237
Production, property and other taxes [3]	101	84
C: Community [4]	**27**	**23**
Social licence to operate		
Region specific economic development programmes		
D: Suppliers and services	**1,839**	**1,691**
Production costs		
Corporate expenditure and other overheads		
Rehabilitation expenditure		
Exploration and evaluation		
Audit, governance and assurance		
D: Providers of capital	**208**	**180**
Finance cost and unwinding of obligations	169	180
Dividends	39	–

Supporting business objectives and material issues

A — Focus on people, safety, and sustainability

B — Navigating regulatory and political risk

C — Managing community expectations and demonstrating contribution

D — Optimise overhead, costs and capital expenditure

OUTPUT

Economic value generated (100%)

$m	2017	2016
Total income	**4,558**	**4,263**
Gold sales and by-products [2]	4,510	4,223
Interest received	15	22
Royalties received	18	9
Profit from sale of assets	8	4
Income from investments	7	5

Economic value retained (18%)

Value retained ($m)   **823   855**



Gold revenue by region – 2017

- South Africa 1,104
- Continental Africa 1,101
- Australasia 709
- Americas 1,895

$m

Value retained per year (%)

- 2013: 20
- 2014: 16
- 2015: 20
- 2016: 20
- 2017: 18

$m	2017	2016
Tax per country [5]		
South Africa	1	(2)
Argentina	46	51
Australia	28	24
Brazil	31	50
Ghana	14	13
Guinea	33	31
United States of America	(16)	(7)
Tanzania	41	72
Other	(2)	2

Breakdown of distribution – 2017

%

- Employees 26
- Government 18
- Community 1
- Suppliers 49
- Capital providers 6

[1] Economic distribution providing human, financial, social, natural and manufactured capital, guided by business objectives and material issues identified through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment/disposal.

[2] Gold income increased by 7% as a result of a 1% increase in the gold price received and 5% increase in gold sales.

[3] Employee, production, property and other taxes and royalties reported on a cash basis.

[4] Community and social investments exclude expenditure by equity-accounted joint ventures.

[5] Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates.

Across the group, we are due refunds for input tax and fuel duties totalling **$252m (2016: $199m; 2015: $195m)**, including attributable amounts for equity-accounted joint ventures, which have remained outstanding for periods longer than those provided for in the respective statutes



REGIONAL REVIEWS



SOUTH AFRICA

Our South Africa region has undergone extensive restructuring to ensure its long-term sustainability



Picture: Mponeng, South Africa



REGIONAL REVIEWS CONTINUED
South Africa

AngloGold Ashanti's three South African deep-level mines and surface production facilities are divided into three mining entities – Vaal River, West Wits and Surface Operations – which comprise the following:

Vaal River

The two Vaal River mining operations, which share a milling and treatment circuit and are located around 180km from Johannesburg, near the Vaal River, on the Free State-North West Province border, are:

- **Kopanang**, which is bound to the south by the Jersey Fault, has a single shaft system to a depth of 2,334m. It exploits the Vaal Reef almost exclusively, producing gold as its primary output and uranium oxide as a by-product.

- **Moab Khotsong**, AngloGold Ashanti's newest South African mine, is located in the Free State and has a single shaft system mining to a depth of 3,100m. Given the geological complexity of the Vaal Reef, the mine's principal reef, scattered mining is employed. Great Noligwa's operating infrastructure and employees have been incorporated into Moab Khotsong since 2015.

West Wits

The West Wits mining district's operation, situated south-west of Johannesburg, on the border between Gauteng and North West Province, is:

- **Mponeng**, the world's deepest gold mine and our flagship South African operation, exploits the Ventersdorp Contact Reef (VCR) via a twin-shaft system at depths of between 2,800m and 3,400m below surface. Ore is treated and smelted at the mine's gold plant.

- **TauTona**, with a three-shaft system, exploits the Carbon Leader Reef (CLR) predominantly and the VCR on a small scale through technology, with secondary and tertiary shafts sinking to depths of between 2,700m and 3,300m below surface. Following the full integration of Savuka into TauTona's infrastructure in 2015 and to further improve efficiencies and benefit from economies of scale, ore mined at TauTona is processed at Mponeng's gold plant. TauTona's final blast took place on 15 September 2017, and the mine has since been placed into orderly closure.

Surface Operations

Surface Operations encompasses those facilities at the Vaal River and West Wits operations which process and extract gold from:

- marginal ore dumps on surface
- tailings storage facilities on surface

Surface Operations also includes Mine Waste Solutions (MWS), which operates independently, processing slurry material reclaimed hydraulically from various tailings storage facilities. Uranium is produced as a by-product, as is backfill for use as mining support in underground mined out areas.

Restructuring of the South Africa region

AngloGold Ashanti decided during the year that TauTona (including its Savuka section) was to be placed on care and maintenance, followed by orderly closure. In addition, on 19 October 2017, the company announced the proposed sale of Kopanang and Moab Khotsong in two separate transactions. These sales were concluded on 28 February 2018. [1]

URANIUM*

The uranium by-product is produced as oxide concentrates (U_3O_8) in the form of a powder extracted from gold-bearing ore. It is then processed into a 'yellow cake' material that is transported in special-purpose secure road tankers from the mine to the Nuclear Fuels Corporation of South Africa (Nufcor) for further filtration and calcining, resulting in uranium diuranate (in slurry form). The final product is shipped to Nufcor's major customers: nuclear electricity generating utilities around the world. Nufcor is a wholly-owned subsidiary of AngloGold Ashanti and is arguably the world's longest continuous producer and marketer of uranium.

As of 1 March 2018, AngloGold Ashanti will not produce uranium. Details of the sales are available on www.anglogoldashanti.com/investors/announcements



Click on the map below to enlarge





SOUTH AFRICA

Contribution to regional production
(excluding technology)



- West Wits — 35
- Vaal River — 43
- Surface operations — 22

Contribution to group production



- South Africa — 24
- Rest of AngloGold Ashanti — 76

USEFUL LINKS



[1] Refer to Corporate developments on page 77

REGIONAL REVIEWS *CONTINUED*
South Africa



Key statistics

	Units	2017	2016	2015
Operational performance				
Tonnes treated/milled	Mt	38.9	39.6	36.8
Pay limit [1]	oz/t	0.43	0.37	0.39
	g/t	15.97	13.81	14.38
Recovered grade [1]	oz/t	0.202	0.219	0.225
	g/t	6.93	7.51	7.70
Gold production	000oz	903	967	1,004
Total cash costs	$/oz	1,085	896	881
Total production costs	$/oz	1,247	1,089	1,091
All-in sustaining costs [2]	$/oz	1,245	1,081	1,088
Capital expenditure	$m	150	182	206
Productivity	oz/TEC	3.57	3.56	3.74
Safety				
Number of fatalities		7	6	9
AIFR	per million hours worked	12.68	12.02	10.81
People				
Average no. of employees: total		26,245	28,507	28,325
– Permanent employees		22,738	25,205	25,274
– Contractors		3,507	3,302	3,051
Training and development expenditure	$m	28	29	29

See footnotes overleaf

Production
(000oz)



2013	1,302
2014	1,223
2015	1,004
2016	967
2017	903

Productivity
(oz/TEC)



2013	4.47
2014	4.40
2015	3.74
2016	3.56
2017	3.57

REGIONAL REVIEWS CONTINUED
South Africa

Key statistics (continued)

	Units	2017	2016	2015
Environment				
Total water consumption	ML	20,503	23,161	25,182
Total water use per tonne treated	kL/t	0.527	0.586	0.685
Total energy usage	PJ	10.05	10.54	10.65
Total energy usage per tonne treated	GJ/t	0.26	0.27	0.29
Total GHG emissions	000t CO_2e	2,733	2,864	2,756
Total GHG emissions per tonne treated	t CO_2e/t	0.070	0.073	0.075
Cyanide used	t	10,122	9,672	9,573
No. of reportable environmental incidents		1	0	1
Total rehabilitation liabilities:	$m	119	95	95
– restoration	$m	18	15	18
– decommissioning	$m	101	80	77
Community and government				
Community expenditure [3]	$m	6	5	6
Payments to government	$m	118	106	105
– Taxation	$m	–	–	4
– Withholding tax (royalties, etc.)	$m	5	5	5
– Employee taxes and other contributions	$m	105	93	89
– Property tax	$m	3	4	3
– Other (includes skills development)	$m	5	4	4

[1] Refers to underground operations only.
[2] Excludes stockpile write-offs.
[3] Includes corporate social investment expenditure.

AIFR
(per million hours worked)



2013	12.63
2014	11.85
2015	10.81
2016	12.02
2017	12.68

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
2013	850	1,120
2014	849	1,064
2015	881	1,088
2016	896	1,081
2017	1,085	1,245

☐ Total cash costs   ▓ All-in sustaining costs



REGIONAL REVIEWS CONTINUED
South Africa



Corporate developments

Earlier in the year, AngloGold Ashanti signalled to stakeholders that it would review its South African mining operations in light of the heavy, and ultimately unsustainable losses being incurred. In June 2017, the company took a decision to restructure the South African assets, to focus on returning the South African business to profitability while mitigating job losses. Some of our older mines in the South Africa region have reached the end of their economic lives, several decades after they started production. These mines face systemic challenges, including the near depletion of their Ore Reserve, increasing mining depths and distance from central infrastructure, declining production profiles, and cost escalations that have continued to outpace both inflation and a subdued gold price. The affected mines are TauTona and Kopanang. Costs at these operations were making it uneconomical to continue mining, with the all-in sustaining costs incurred far exceeding the average gold price.

To safeguard the long-term sustainability of our South African business, after a complex and careful consultation process with all the relevant stakeholders [1], AngloGold Ashanti decided to:

- place on care and maintenance the Kopanang mine, a Vaal River operation, and both TauTona and the Savuka section of the TauTona mine, in the West Wits district. TauTona started mining operations in 1962, with the main shaft sunk in 1957. Savuka had been in operation since 1958, with its operating life already extended 10 years beyond what was originally envisaged. Kopanang produced its first gold 36 years ago

- evaluate the feasibility of integrating elements of TauTona into the neighbouring Mponeng mine.

After the announcement was made outlining our intention to restructure the South African business, unsolicited expressions of interest were received from several parties which ultimately led to the decision to sell Kopanang, the nearby West Gold Plant and related infrastructure to Heaven-Sent SA Sunshine Investment Company Limited (HSC), a Chinese capital management company headquartered in Hong Kong. HSC currently holds a 74% interest in Village Main Reef Limited which owns and operates the Tau Lekoa mine, also located in the Vaal River region. The sale transaction was concluded on 28 February 2018, having fulfilled all conditions precedent.

It was, however, eventually decided in the latter half of the year to place TauTona and Savuka on orderly closure.

Additionally, on 19 October 2017, AngloGold Ashanti announced that it had agreed to the disposal of the Moab Khotsong and Great Noligwa mines and related infrastructure, including the Great Noligwa processing complex, the Vaal River villages and AngloGold Ashanti's interest in the Margaret Water Company to Harmony Gold Mining Company Limited (Harmony). This transaction was also subject to a number of conditions precedent, all of which were achieved in early 2018. Consequently, the Moab Khotsong and Great Noligwa sale transaction was concluded on 28 February 2018.

Resultantly, as of 1 March 2018, AngloGold Ashanti ceased to have underground mining operations in the Vaal River area. We will retain the long-life MWS tailings retreatment operation, as well as the surface rock-dump reclamation operations that will continue to be treated through the Kopanang gold plant which was also retained by AngloGold Ashanti. These two operations in the Vaal River region together with the long-life Mponeng mine

in the West Wits region will form AngloGold Ashanti's operating base in South Africa, and are expected to account for about 13% of production in 2018.

Operational performance
Production

The South African operations produced 903,000oz, a 7% decrease year-on-year as tonnes mined were affected by a poor start up to the year at all operations. Underground yield dropped 8% to 6.93g/t, a result of lower feed grades as well as higher dilution year-on-year. This was mainly due to an increase in waste tonnes at Moab Khotsong, moving away from higher grade areas at Mponeng, and the reclamation of the tailing storage facilities at the West Wits Surface Sources.

The decision to stop the loss-making operations in the third quarter further impacted full-year production. The final blast at TauTona took place on 15 September 2017 and the Section 189 consultation process with employees and their organised labour representatives, continued. At Kopanang, the Section 189 process happened in parallel with the pending disposal of the mine as was announced in October 2017.

USEFUL LINKS

 [1] Refer to Employee engagement on page 81



REGIONAL REVIEWS CONTINUED

South Africa



The work ahead for the region will be mainly to drive productivity and other efficiency improvements in the mining cycle, work routines, compliance and face length generation and recoveries. The South Africa regional management team will also be focused on ensuring all support structures are properly aligned to the new, smaller production base, as they aim to return the region to profitability and positive cash generation.

At **West Wits**, production was lower than in the previous year at 315,000oz, mainly due to the slow start-up to the year following safety-related stoppages late the previous year. Production at Mponeng decreased year-on-year, mainly as a result of the planned mining of lower-grade areas, face-time constraints with mining occurring further away from shaft stations, as well as three separate seismicity-induced fatal accidents in the second half of the year. The mine's performance improved towards the end of the second quarter through to the third quarter, due to improved efficiencies. Production highlights were a 4% increase in the mineable face length which allowed for more face-length flexibility. During the year, the average monthly face advance increased from less than 4.9m to more than 5.0m in June, which was maintained for the rest of the year. Mponeng's yield improved in the last quarter of the year, to an average of 8.54g/t. Unfortunately, safety-related work stoppages following the fatal accidents in late October and early November contributed to a disappointing decline in production in the last quarter.

At TauTona, severe production challenges, in addition to a depleted Ore Reserve and limited mining flexibility, compounded operational inefficiencies and low productivity, and led to the decision to place the mine into orderly closure. As mining areas moved further away from the main infrastructure towards the lower-grade eastern boundary of the mining lease, and areas with more complex geological structures and greater seismic risks, this resulted in greater inefficiencies and the natural decline in grades.

At the **Vaal River** operations, production improved by 4% year-on-year to 385,000oz. The main contribution was from Moab Khotsong where efficiencies improved and there were fewer safety-related disruptions, despite dilution and a lower mine call factor. At Kopanang, production remained flat year-on-year, impacted by safety-related interruptions following the fall-of-ground fatal incidents in the fourth quarter. However, volumes mined improved and implementation of the cycle mining strategy showed early signs of success.

Surface Operations' production was up 3% at 192,000oz for the year. At Mine Waste Solutions, production was 18% higher at



ENTRY
FOR
NTHORISED
PERSONS

Picture: Mponeng, South Africa

REGIONAL REVIEWS CONTINUED

South Africa


109,000oz compared with the same period in 2016, given the improvement in feed grades from the Sulphur Paydam and East tailing storage facilities (TSF), coupled with improved recoveries. The yield increase was as expected as the Sulphur Paydam is normally associated with higher reef values. Production was also boosted by higher volumes of floor cleaning material reclaimed. Gold recovery efforts improved in the last quarter of the year to around 7%, aided by reagent suite optimisation and improved carbon management. Operations at the flotation and uranium circuit remain suspended as investigations into improved water reticulation continue.

Production from hard rock dumps was lower owing to a drop in tonnage throughput, and lower recoveries due to the increased amount of clean-up material which is refractory in nature. The sticky nature of the material processed through the Surface Operations' plants negatively impacted metallurgical efficiencies. Surface Operations' production was also affected by the suspension of the Kopanang marginal ore dumps and reduced availability of the mill at the Kopanang gold plant.

Costs
All-in sustaining costs were 15% higher than 2016 at $1,245/oz. Total cash costs for the region increased to $1,085/oz compared with 2016, due to lower production volumes,

inflationary pressures and a 9% stronger rand on average against the dollar. In line with the company's continued focus on improving efficiencies, a cost savings plan was adopted towards the end of 2016 to realise synergies from shared services among business units. This entailed, among others, the review of all commodity and service contracts to optimise agreements where possible and align related costs.

Growth and improvement
Mponeng Phases 1 and 2 Project
Mponeng's mine life extension is initially executed through the Below 120 Level, Phase 1 project. Phase 1 aims to access deeper, higher-grade ore with the development of a decline access below the current secondary shaft. Phase 2, the next stage of the mine life extension, currently under evaluation, involves deepening the secondary shaft to further extend the life of mine.

Completion and full commissioning of Phase 1 is expected during 2018. An additional ventilation hole is being created from decline 3 to 116 level to create more ventilation capacity, along with an ore pass down to 126 level to ease ore handling logistics on 123 level. Completion of the water management infrastructure on 127 level was delayed during the last quarter of the year following flooding of the emergency pump station and pump station panels. The emergency

pump station is still under construction at the bottom of the decline system, with full commissioning expected in the second half of 2018. Construction and commissioning of the ore handling infrastructure to 126 level is expected to be completed by the end of the first half of 2018. The ramp-up to steady state Ore Reserve development is continuing. The revised geological resource model associated with the Ventersdorp Contact Reef is currently under review.

The Phase 2 feasibility study for the Mponeng LOM project has resumed, having been interrupted at the end of May 2017 to allow the geotechnical study to be completed to determine the most appropriate location of the infrastructure relative to tolerable levels of rock stress.

Zaaiplaats
This project has now been sold together with Moab Khotsong mine, with effect from 1 March 2018.

Update on technology and innovation project
The technology project – which aims to *safely mine all the gold, only the gold, all the time* – continued to investigate all known rock fragmentation methods, with thermal spalling and other fast rock-breaking alternatives, were tested. Of these, thermal spalling yielded the most promising results for our rock types.

The thermal spalling – or rock-breaking – process consists of four activities – drilling, spalling, cleaning and backfilling. These activities are conducted in parallel, with each activity overlapping.

All aspects of the technology work being conducted have been suspended with the exception of thermal spalling, and test work on high-strength backfill at Mponeng. Thermal spalling trials will continue in 2018.

In support of the Mining Phakisa industry initiative, AngloGold Ashanti will make available any technologies developed, as agreed, for future redeployment and continued development by interested parties associated with the Phakisa process.

Capital expenditure
Sustaining capital was spent across all sites. Growth capital investment was focused mainly on the Mponeng Phase 1 project, as construction and commissioning of the ore handling infrastructure to 126 level continued. However, total capital expenditure for the region decreased 18% year-on-year as a result of cost curtailments in line with the suspension of operations and restructuring of the South African asset base, which included the expensing of certain capital costs at TauTona and Kopanang, and a delay in starting the Mponeng Phase 2 LOM extension project.



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South Africa



Sustainability performance
Safety

Safety – our first value – focuses on the well being of our employees and their protection from hazardous exposure define who we are and how we conduct our business.

AngloGold Ashanti had recorded three consecutive fatality-free quarters for the first time in its history, prior to the first fatality of the year in July 2017. During the course of 2017, the South African ultra-deep mines posted a record 349 fatality-free days. In the West Wits, TauTona achieved a year without a fatality, while Mponeng, for the first time in its history, recorded 2 million fatality-free shifts. In the Vaal River, Moab Khotsong recorded 500,000 fatality-free shifts during November 2017, while Kopanang and Surface Operations achieved one, and two million fatality-free shifts respectively.

The South Africa region received the MineSAFE's highest award in 2017 for the most improved safety performance. MineSAFE, an industry body, is a collaboration between mining companies, employee bodies and the South African DMR.

This improved safety performance was a result of the progressive implementation of the safety strategy. The main areas of focus of this strategy is to reduce the risk of fatalities by ensuring that every employee understands and continuously manages hazards and associated

risks and that they comply with set work routines, that critical controls are in place, and that high potential incidents are diligently reported and addressed, while making optimal use of technology to reduce risk profiles.

Regrettably, the good start to the year was marred by seven fatalities in the second half.

- Three of these fatalities occurred at the Vaal River operations:
  Moab Khotsong – Mr Elias Quive was injured in a tramming incident in March and regrettably passed away almost four months after the incident. Kopanang – Messrs Nkolisi Sibeko and Peter Ngobeni lost their lives in a fall-of-ground incident in October.

- Four seismicity-related fall-of-ground fatal accidents occurred at the West Wits operations in the last quarter of the year, two in October and two in November: Mponeng – Messrs. Ramabele Sebophe and Tseko Ramokobo succumbed to injuries sustained during two separate incidents while Messrs. Mapheelle Tauoa and Zwelinjane Khubone succumbed to injuries sustained in another working area.

We extend our deepest condolences to the families, friends and colleagues of the departed.

Picture: Mponeng, South Africa

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South Africa



The all-injury frequency rate (AIFR), the broadest measure of workplace safety, was 12.68 for 2017 (2016: 12.02) per million hours worked. Efforts are continuously underway to improve our safety performance in line with the company's values and safety strategy.

Further mitigation measures were identified post the fatal incidents. In relation to the tramming incident, further engineering controls have been identified, including remote signalling devices for drivers to signal while outside the cabin and also to detect whenever the driver trips and/or stops the locomotive. Following the fall-of-ground incidents, additional controls were identified around the layout and design of excavations in relation to structures as well as an increased focus on, and additional skills at start-up risk assessments. Mitigation measures are in place to avoid any recurrences of these fatal accidents. These are set out in the section People are the Business [1].



USEFUL LINKS

[1] Refer to People are the Business, on page 36

Employee engagement
Employee transition framework

Our employee engagement process in South Africa has mainly made use of the Plenary – a forum at which management and our employees' organised labour representatives meet to discuss actions to give effect to the employee transition framework. This framework integrates policies, procedures and principles to guide the optimal application of human resources management in a rapidly evolving business and social environment.

Given the South Africa region's restructuring, explained above, discussions with respect to employees affected by transfers, contracting of certain non-core functions, or by redundancy, are held and managed through these forums. In line with our regulatory obligations in terms of our Social and Labour Plans, we also make use of the joint management and organised labour *Future Forum* for discussion. Each operating unit has a labour management committee in place to implement the decisions taken at *Plenary* or in *Future Forum* sessions.

Restructuring and labour relations

The South Africa region faced restructuring and downscaling of operations for the better part of the year.

Despite a complex and a sensitive operating environment, the labour relations climate remained stable throughout the year. The participation of all unions in the intensive restructuring process which was undertaken without any strike action, is an indication of the nature of the working relationship between management and unions, as supported by the company's relationship-based labour relations model.

The initial restructuring process began early in 2017 when a section 189(3) notice was issued in terms of the Labour Relations Act 66 of 1995 (LRA) to terminate the employment of 849 employees, as informed by the 2017 budgetary requirements. The process was facilitated by the Commission of Conciliation Mediation and Arbitration (CCMA). This followed intensive engagement with unions and regulators, in terms of section 52 of

the Mineral and Petroleum Resources Development Act (MPRDA). All parties agreed to reduce the impact of job losses – by means of including voluntary severance packages and transfers – resulting in only 21 employees being dismissed for operational requirements, in accordance with the LRA.

Following the announcement on 28 June 2017 to restructure some of the South African mines, to put some operations on care and maintenance, further engagement was held with employees' labour representatives, the DMR at national and regional level, local communities (NPOs, NGOs and youth), small, medium and micro enterprises (SMMEs) as well as the local municipalities in host communities and major labour-sending areas. The main purpose of this engagement was to inform stakeholders of developments at our mines and to address matters relating to the transfer of TauTona and Kopanang's Social and Labour Plan (SLP) obligations, their environmental programmes and mining rights as well as the transfer of some employees to the new owners of the mine.



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Subsequently, a section 189 process began with notices given to affected employees. This restructuring process was also facilitated by the CCMA, and involved an in-depth consultative process and adherence to all applicable legislation.

One of the conditions precedent in the sale agreement for Kopanang was for the new owners to conclude an agreement with AngloGold Ashanti and employees' labour representatives to determine the number of existing employees who would continue to work at the operation after the change in ownership comes into effect. This agreement was concluded on 16 November 2017, and resulted in 3,054 employees, of the total workforce of 3,638, or 84% being transferred to the buyer, HSC. AngloGold Ashanti honoured its undertaking to pay accrued severance packages to all affected employees at Kopanang immediately following the conclusion of the sale transaction.

Extensive engagement, discussions and negotiations were held during the year around the planned restructuring. The outcomes of and/or commitments resulting from these engagements are set out alongside:

Stakeholder	Engagement/response
Regulator	Engagements were held with local, provincial and national government; trade union representatives; host communities and civil society organisations; and small, medium and micro enterprises (SMMEs). The issues covered ranged from the repositioning of AngloGold Ashanti's South African operations, to the status of our compliance with our mining rights, in particular our mine works, environmental, and SLPs, and the impact of the restructuring on employment in communities.
	• A detailed presentation was given during an MPRDA Section 52 investigative process following announcement of the proposed downscaling
	• AngloGold Ashanti is committed to meet all relevant SLP commitments
	• Planned actions were provided to the regulator with regards to the downscaling and subsequent impacts
	• Detailed audit was conducted and site visits held for the top 100 suppliers to assess BEE compliance
	• Workshops were conducted with top suppliers to address regulatory requirements for transformation, and punitive measures applied by the BEE Commission.
Community	• Given the deteriorating employment climate and the downscaling of operations in the region, enterprise development centers (EDCs) are being established to provide opportunities for youth and SMMEs
	• Youth were invited to attend SMME and senior management briefings to aid in understanding the company's processes and of the opportunities available
	• Training and development provided for SMMEs on business plans, market research, statutory business compliance relating to tax regulations and company registration through the EDCs
	• Information on how to use the on-line portal were provided through the EDCs
	• Feedback given on community portable skills training, as well as the bursary and internship programmes that run annually, including qualifying criteria
	• Community engagements were attended by representatives from the DMR, local municipality and the operations to gain an understanding of issues related to the sale of the operations. Key issues discussed were how environmental liabilities would be managed and the model/entity to be developed for the benefit of the communities. These discussions are still underway
	• Social and Institutional development proposals from the community were considered, in terms of funding guidelines for NGOs and NPOs, and were presented at community briefings during the year
	• Workshops and training provided to NGOs to ensure compliance with the regulations of the Department of Social Development, South African Revenue Services (SARS) and other agencies were also conducted
	• Detailed presentations given on company's progress on how to access procurement opportunities



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Stakeholder	Engagement/response
Local municipalities	AngloGold Ashanti has assured stakeholders and the community that all commitments made in its SLPs will be met. Projects relating to educational programmes, infrastructure, enterprise development, community human resource programmes and income-generating projects were delivered to the two new mine owners of the Vaal River operations for implementation
	Following the Constitutional Court decision on 1 November 2016, that a dispute regarding the water surcharge levied by Merafong Municipality should be remitted to the High Court, the valuation appeal board ruling in favour of the appeal on the matter by the three mining companies (AngloGold Ashanti, Harmony and Sibanye-Stillwater), referred the matter to the High Court. The court is yet to set the hearing date. In view of the delays in hearing the matter in 2017, it is expected that the matter will be heard in 2018



Health

Employee wellness

Given the nature of ultra-deep, hard-rock, labour-intensive gold mining, the industry faces a variety of health challenges and workplace risks that are compounded by certain diseases prevalent in Southern Africa, including occupational lung disease and HIV/AIDS. A high-level assessment (covering contributory causes, consequences and critical controls) of health risks in the South Africa region has been incorporated into the company's 'health risk architecture'. Also see <SDR> for more information.

The all occupational diseases frequency rate (AODFR) for 2017 was 12.39 per million hours worked (2016: 11.8). The increase is attributed mainly to gradually rising rates of dysbarism/barotrauma. This is a spectrum pressure-related injury to the middle ear following rapid descent or ascent in deep level mines.

The AODFR also includes silicosis, occupational tuberculosis (TB), noise-induced hearing loss (NIHL) and all heat-related illnesses. A total of 778 (2016: 823) cases of occupational disease were reported during 2017, of which 54 cases were NIHL; 255 occupational TB; 105 heat illness; 257 barotraumas; and 107 silicosis. New TB and HIV rates remain at their lowest levels in more than a decade. Sick leave rates remain stubbornly high in a working population with a high incidence of chronic diseases. While NIHL rates increased in the past two years, they have now stabilised.

Early NIHL trends are, however, improving due to the use of personalised hearing protection devices, which provide increased protection for employees exposed to high-risk areas in the workplaces. These devices help dampen or eliminate harmful frequencies. Employees are tested regularly and as a result are aware of their hearing status and causes of hearing loss, if any, through ongoing coaching sessions.

By 2017, new cases of HIV and TB had declined by some 70% over the past decade. New cases of HIV (laboratory confirmed cases) declined from 4.7% in 2005 to 1.3% in 2017, and new TB cases have declined from 3.02% in 2005 to 1.1% in 2017. Much of this sustained success in both TB and HIV can be attributed to integrated health programmes across the business, including effective screening, diagnosis and treatment programmes, improved dust suppression on the mines, effective housing and accommodation



HIV cases declined from

4.7%	→	1.3%
2005		2017



New TB cases declined from

3.02%	→	1.1%
2005		2017

Picture: Mponeng, South Africa



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South Africa

strategies in the region, with a drive to provide family accommodation and private rooms instead of shared accommodation, along with a declining dependency on migrant labour.

Incidence rates for these two diseases, which are inextricably linked, have shown sustained and very encouraging improvements over the past 12 years, and rates are now approaching national averages in the country. For more information on the work done to eradicate TB through the Masoyise iTB campaign, see the <SDR>.

Early silicosis cases remain at historically low levels. Dust control measures continued to be effective and our operations exceeded the South African Mine Health and Safety Council's milestones for dust control. Further details on this are available in the <SDR>.

Total health expenditure
In 2017, about R864 million was spent on health and wellness programmes in the region, of which almost 50% was spent on clinics and hospitals through AngloGold Ashanti Health. The balance was spent on various medical insurance and compensation costs for occupational and non-occupational injuries and illnesses affecting our employees.

Going forward, AngloGold Ashanti has adopted a high-level strategy to outsource health services in a phased approach. The proposed approach has been presented to organised labour at various employee engagement forums.

In line with restructuring at the South African operations, the planned closure of in-patient services at Western Deep Levels (WDL) hospital – including theatres, intensive care unit and high-care, three wards, and hospital kitchen – was completed by 31 August 2017, with a simultaneous reduction in support services. A total of 184 positions were affected, and all elected to take voluntary severance packages, avoiding the need for forced retrenchments. Iterileng Medical Station in Vaal River was closed. Some patients were transferred to a new, high quality care facility in Welkom for the requisite healthcare. The closures of the Savuka and TauTona medical stations were successfully completed.

Preliminary plans are in place for an integrated health clinic at Mponeng that will include occupational health, primary health, and emergency response services.

Working group on silicosis
Settlement negotiations between the Occupational Lung Disease Working Group and the class action's legal representatives have reached an advanced stage. More detail on the OLD Working Group is provided in *Our material concerns and external environment section*. [1]

Environment
Environmental risks are fully incorporated in our business risk management process, operational environmental management systems and regulatory obligations around environmental impact. Principal environmental risks in the region relate to groundwater pollution from tailings storage facilities and the risk of mine flooding from abandoned neighbouring mines. The long-term risk of groundwater pollution is largely mitigated by the ongoing reclamation of tailings storage facilities and waste rock dumps and the subsequent rehabilitation of footprints.

In addition to the physical risk of flooding of current operations, there is the financial burden of pumping water from underground and the potential future liabilities. The risk of mine flooding has been mitigated by ongoing pumping of underground water, directly or indirectly at Margaret Shaft and Great Noligwa in the Vaal River and at Covalent and Savuka in West Wits. As disclosed above, our interest in the Margaret Water Company was sold with effect from 28 February 2018. The bulk of the water evacuated in the Vaal River area is used for tailings reclamation by Mine Waste Solutions, which will continue, while the water at Covalent is discharged into a local water catchment to water quality standards, in line with the Department of Water and Sanitation's directive. AngloGold Ashanti has developed conceptual post-mining water management

plans and we remain confident that underground water could form an important part of the local water supply resource when mining in the area has ceased. We continuously engage with regulators through the Government Task Team (GTT) for Mine Closure and Water Management to ensure that all mining companies collaborate and take accountability for mine flooding and regional mine water management obligations.

The pending regulations on provisions for financial closure, expected to come into effect in February 2019, continued to dominate the focus of mine closure planning in the region. The mining industry, in collaboration with the Chamber of Mines Environmental Policy Committee, continued its efforts to influence development of the regulations and most recent drafts published by the regulator are significantly more amenable to the industry than the initial revision. See *Planning for closure*.

Operationally, we continued with concurrent rehabilitation efforts on reclaimed tailings footprints, as well as the demolition of redundant infrastructure. For example, demolition work on the East Gold, Acid and Flotation plants in the Vaal River region was near completion by the

---

USEFUL LINKS

 [1] *Refer to Our material concerns and external environment, on page 26.*

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South Africa





end of 2017. Initiatives to explore alternative land use and to optimise current land use are ongoing. The region continues to explore commercial agriculture projects for a broad-based livelihood in the area.

Further, as part of the rehabilitation efforts, a prefeasibility study is underway to test the use of reclaimed tailings footprints and impacted land for biofuel production. One of the tailings footprints in the Vaal River has been successfully planted with specifically selected vegetation suitable for biofuel. More than 400ha of previously established phytoremediation projects (Woodlands) in the Vaal River and West Wits areas also continue to be maintained in collaboration with Wits University Enterprise.

Climate change

In South Africa, the second draft of the proposed Carbon Tax Bill was released in December 2017, and is expected to come into effect from 1 January 2019. It is anticipated that the main exposure to carbon tax will be through the increased cost of electricity purchased from the national utility provider, Eskom. Carbon tax on liquid fossil fuels used in the region will be imposed at source, in addition to current fuel taxes. Although the initial carbon tax rate proposed is approximately $10/t CO_2-e during the first phase, which ends on 31 December 2022, a series of allowances will reduce the effective rate to between $0.50/t and $4/t.

Employee and community development work

Employee development, training and succession planning

In accordance with the employee transition framework, and as part of the region's integrated human resources strategy to achieve its business goals during 2017, great emphasis was placed on the training and development of employees and community learners. The region's technical training centres have all been upgraded with new technology and a more consolidated approach to training adopted for safe and efficient production. All technical training centres underwent external audits in the third quarter, and all received ISO 9001, ISO 14001 and OHSAS 18001 re-accreditation, with zero non-conformances.

The supervisory and managerial leadership training programmes have been revised with programmes such as the Advanced Managerial Leadership Development Programme, now linked to our integrated talent management and succession planning framework, ensuring that the correct people receive appropriate training, as required. Each general manager manages a business unit talent pool and succession plan. The South Africa region's Chief Operating Officer has a regional plan aligned with the Chief Executive Officer's global talent pool. The focus is now on employee retention and development of the skills required for the restructured South Africa region to function optimally.

Home ownership and properties

As an expression of our commitment to create a conducive living environment for employees and communities in the areas in which we operate, and in line with our obligations under the Mining Charter 2014, AngloGold Ashanti continues to roll-out the employee home-ownership scheme in the South Africa region. Employees have demonstrated high levels of interest in owning houses, and some employees have already purchased previously company-owned houses. Given the restructuring of operations underway in the region, some concessions were made to enhance affordability.

Picture: Vaal River, South Africa

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South Africa



In addition, the local municipality has expressed support for our project to develop vacant land for a housing project that will benefit employees and members of the community in the area. The project is to be developed in partnership with the Merafong City Local Municipality, Gauteng Human Settlements Department and the National Housing Development Agency. AngloGold Ashanti and the Housing Development Agency are currently undertaking administrative and legal processes to initiate the project.

The restructuring of operations in the region also enabled the company to make donations to the National Department of Public Works in support of the community. These include land donated for the satellite Wedela Police Station, with an estimated market value of R385,000, as well as The Orkney Golf Club, with a municipal valuation of R3 million, which was successfully registered as a Section 21 company on behalf of the Orkney Golf Players Association for the benefit of the community and its members.

Enterprise development

During the year, AngloGold Ashanti established enterprise development centres (EDC) in Merafong and Matlosana. These EDCs aim to incubate existing and new SMMEs, thereby creating and sustaining employment opportunities. The centres assist in introducing new enterprises into the area, while also identifying, developing, enabling and mentoring established and upcoming entrepreneurs. The Matlosana EDC was opened in March 2017, and the Merafong EDC in June 2017. Details on the work done in these centres; as well as efforts undertaken by AngloGold Ashanti to create shared value through socio-economic development in the Eastern Cape labour-sending area are available in the <SDR>.

Regulatory update

Regulatory matters in 2017 focused primarily on negotiations through the Chamber of Mines, related to the reviewed Mining Charter.

The hearing of the Chamber of Mine's court application on the reviewed Mining Charter, which was set for 19-21 February 2018 was postponed. The reviewed Mining Charter, which became effective in June 2017, only to be suspended by mutual consent between the industry and government pending judicial review, was subsequently withdrawn. Stakeholders agreed to negotiate a new document, with the hopes of addressing significant concerns expressed by the industry, through the Chamber of Mines, organised labour groups, and an array of mining-affected communities.

The court application was postponed on the basis of the Presidency's commitment to resolving and to facilitate a process of developing a new Mining Charter by way of negotiations, inclusive of all stakeholders such as government, business, labour and communities in the interests of the industry and the country as a whole.

The newly appointed Minister of Mineral Resources, Gwede Mantashe, has committed to more inclusive engagements to resolve the impasse that followed the Charter's initial publication. Regarding compliance with the 2010-2014 Charter, AngloGold Ashanti has met and even exceeded certain targets. [1]

The overarching legislation governing the mining industry in South Africa is the Mineral and Petroleum Resources Development Act 28 of 2002. The Minerals Petroleum and Resources Development Amendment (MPRDA) Bill was first published in 2012 and an amended Bill was subsequently published in 2013 ("the 2013 Bill"). There are continuing differences of opinion on the constitutionality of some of the Bill's provisions, a matter that the Chamber of Mines raised during the consultation process. The 2013 Bill was passed by the National Assembly on 12 March 2014, passed by the National Council of Provinces (NCOP) on 27 March 2014, and then sent to the President of the Republic of South Africa (President) for assent. On 16 January 2015, the President referred the 2013 Bill back to the National Assembly to accommodate his reservations around the constitutionality of the 2013 Bill.

On the overall content of the Bill, we had engagements with the DMR focused on crafting legislation that would promote all aspects of the mining industry, bring as much certainty as is practicable and ultimately bolster investor confidence. On 5 October 2017, the President issued a statement noting that he was still waiting for Parliament to finalise the 2013 Bill. On 21 November 2017, the Chairman of the NCOP select committee on land and mineral resources announced that the NCOP was aiming to conclude its processes on the 2013 Bill in January or February 2018. With the recent changes in government, this process has been delayed. The South African mining industry remains fully committed to transformation undertaken in a manner that sustains and supports the industry, and does not undermine the laudable goals of the MPRDA 2013 Bill, and in order to meet the vision of the government's National Development Plan.

USEFUL LINKS

 [1] See: www.anglogoldashanti.com/sustainability/reports/



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Continental Africa



CONTINENTAL AFRICA



Improved production in the Continental Africa region enhanced its overall contribution to group performance

Picture: Iduapriem, Ghana

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Continental Africa



AngloGold Ashanti has seven mines in its Continental Africa region, six of which are currently in operation. Of these six, AngloGold Ashanti manages four. Obuasi in Ghana was not operational in 2017 having been placed on care and maintenance in 2016. Closure is underway at Yatela in Mali.

Democratic Republic of the Congo

Kibali, one of the largest mines of its kind in Africa, is situated adjacent to the town of Doko and 210km from Arua on the Ugandan border. Kibali is co-owned by AngloGold Ashanti (45%), Randgold Resources Limited (45%) and Société Minière de Kilo-Moto (SOKIMO) (10%), a state-owned gold mining company. Randgold Resources manages the mine. Underground mining began in November 2017.

Ghana

Iduapriem, which comprises the Iduapriem and Teberebie properties in a 110km² concession, is located in the western region of Ghana, some 70km north of the coastal city of Takoradi and about 10km south-west of the Tarkwa mine. Iduapriem is an open-pit mine and during the year its processing facilities were converted from a carbon-in-pulp (CIP) to a carbon-in-leach (CIL) plant with a gravity circuit. The gravity feed recovers about 30% of the gold with the remainder recovered by the CIL plant. The CIL plant has a capacity of 418ktpm.

Obuasi, which has been primarily an underground operation, mining to a depth of 1,500m, is in the Ashanti region, approximately 60km south of Kumasi. The mine was placed on limited operations towards the end of 2014, and has been on care and maintenance since 2016, pending commencement of the redevelopment project. A study into the redevelopment of the mine has been completed. It is envisaged that the planned redevelopment will deliver

a modern, mechanised underground mining operation. Redevelopment work is imminent as agreement has been reached with the government of Ghana for the mine's redevelopment, subject to ratification by Ghana's parliament of the relevant fiscal and development agreements. These agreements have been signed by the government.

Republic of Guinea

Siguiri is a multiple open-pit oxide gold mine in the relatively remote district of Siguiri, around 850km north-east of the country's capital, Conakry. The gold processing plant treats about 981ktpm. A combination plant conversion project, begun during the year, is expected to enable treatment of harder ore and add substantial economic resources to the mine. Commissioning is planned for the second half of 2018. AngloGold Ashanti holds an 85% interest in Siguiri, with the remaining 15% held in trust for the nation by the government of Guinea. Siguiri is contractor-mined using conventional open-pit techniques. The area has significant gold mining potential.



Picture: Kibali, DRC

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Continental Africa





Click on the map below to enlarge





CONTINENTAL
AFRICA

Contribution to regional production

6
37
16
22
19
%
Tanzania
Ghana
Guinea
DRC
Mali

Contribution to group production

39
61
%
Continental Africa
Rest of AngloGold Ashanti

Mali

Morila is a joint venture between AngloGold Ashanti and Randgold Resources, in which each has a 40% interest. The remaining 20% is held by the government of Mali. Randgold Resources manages the mine. Morila is situated 280km south-east of Bamako, the country's capital. The mine had completed mining in 2009 and transitioned to a tailings storage treatment operation at the end of 2016. Although the mine has been a tailings treatment operation, after the discovery more recently of additional economic ore, limited mining operations have resumed. The higher-grade ore being mined will partly replace the tailings storage treatment. The plant, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has an annual throughput capacity of 5.5Mt.

Sadiola is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%). The government of Mali owns the remaining 18%. The Sadiola mine is situated in south-western Mali, 77km south-southwest of the regional capital Kayes. On-site surface infrastructure includes a 4.9Mt per annum CIL gold plant, where the ore is eluted and smelted. The mine, which began operating in 1996, has multiple open-pits and the mining operation is nearing the end of its economic life on the oxide Mineral Resource. Discussions continue with the government of Mali regarding the Sadiola sulphides project, which is expected to enable the plant to process sulphide ore.

Tanzania

Geita, one of our flagship mines, is located in northwestern Tanzania, in the Lake Victoria goldfields of the Mwanza region, about 120km from Mwanza and 4km west of the town of Geita. The Geita gold deposit is mined as a multiple open-pit and underground operation, with the underground operation having begun in 2016. The mine will continue to operate as a mixed open-pit and underground operation until the entire economic open-pit Mineral Resource is exhausted. The mine is currently serviced by a CIL processing plant with an annual capacity of 5.1Mt.





Picture: Geita, Tanzania

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Key statistics

	Units	2017	2016	2015
Operational performance				
Tonnes treated/milled	Mt	28.0	27.6	27.2
Pay limit	oz/t	0.040	0.035	0.036
	g/t	1.367	1.199	1.233
Recovered grade	oz/t	0.047	0.043	0.053
	g/t	1.61	1.49	1.64
Gold production (attributable)	000oz	1,453	1,321	1,435
Total cash costs	$/oz	720	717	678
Total production costs	$/oz	1,012	1,005	900
All-in sustaining costs [1]	$/oz	953	904	815
Capital expenditure [2]	$m	409	291	315
Productivity	oz/TEC	23.01	20.70	20.61
Safety				
Number of fatalities		0	0	1
AIFR	per million hours worked	0.39	0.51	0.50
People				
Average no. of employees: total		13,593	12,691	11,942
– Permanent employees		5,467	5,331	5,061
– Contractors		8,126	7,360	6,881
Training and development expenditure	$m	5	3	3

See footnotes overleaf

Production
(000oz)



2013	1,460
2014	1,597
2015	1,435
2016	1,321
2017	1,453

Productivity
(oz/TEC)



2013	9.97
2014	14.36
2015	20.61
2016	20.70
2017	23.01

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Continental Africa

Key statistics (continued)

	Units	2017	2016	2015
Environment				
Total water consumption	ML	16,651	11,911	16,931
Total water use per tonne treated	kL/t	0.614	0.428	0.603
Total energy usage	PJ	9.16	8.46	8.41
Total energy usage per tonne treated	GJ/t	0.34	0.30	0.30
Total GHG emissions	000t CO_2e	666	682	694
Total GHG emissions per tonne treated	t CO_2e/t	0.025	0.025	0.024
Cyanide used	t	7,274	7,693	8,405
No. of reportable environmental incidents		2	0	2
Total rehabilitation liabilities:	$m	431	430	425
– restoration	$m	253	262	261
– decommissioning	$m	178	168	164
Community and government				
Community expenditure	$m	9	8	6
Payments to government	$m	331	260	291
– Dividends	$m	10	13	12
– Taxation	$m	114	76	97
– Withholding tax (royalties, etc.)	$m	98	79	85
– Other indirect taxes and duties	$m	47	25	24
– Employee taxes and other contributions	$m	51	46	52
– Property tax	$m	1	1	1
– Other (includes skills development)	$m	10	20	20

[1] Excludes stockpile write-offs.
[2] Includes attributable share of equity-accounted investments.

AIFR
(per million hours worked)



2013	1.97
2014	1.56
2015	0.50
2016	0.51
2017	0.39

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
2013	869	1,202
2014	783	968
2015	678	815
2016	717	904
2017	720	953

☐ Total cash costs   ▮ All-in sustaining costs

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Continental Africa



Operational performance

Production

The Continental Africa region delivered a sterling performance during 2017 with a 10% increase in production compared to the previous year. Exceptional production performances recorded at Siguiri, Iduapriem and Geita offset lower output from Sadiola, which has limited operational flexibility, mining its last remaining oxide Mineral Resource.

At **Kibali**, tonnage throughput increased by 4% in 2017 to record levels. Gold production at 268,000oz in 2017 reflected the significantly improved performance in the second half of the year. This was boosted by an increase in both open-pit and underground ore tonnes mined following the successful commissioning of the underground materials handling system and optimal use of the shaft, facilitating the increase in higher grade ore from underground. Improved plant availability and recovery rates also contributed to increased throughput and were boosted by additional ultra-fine grind and Pumpcell capacity. Using the Pumpcell amongst other things, helped facilitate the treatment of 100% sulphide ore at the processing plant where it was processed solely for extended periods, achieving design recovery and above-design throughput. This resulted in higher volumes of ore being treated and 2%

increase in production. In the underground mine, operational challenges compounded by underutilisation of the ore pass system, continued during the year and resulted in the treatment of lower grade ore at the expense of the high-grade underground ore.

Geita's production increased by 10% compared to 2016, driven by a 14% increase in recovered grade, a result of the higher-grade ore mined at Nyankanga Cut 7 and Cut 8. Underground ore sources were in line with the mine plan while maiden underground operations were ramping up toward commercial volumes. Plant throughput achieved was above plan owing to the increase in the oxide feed and finer fragmentation resulting from the increased running time of the secondary and tertiary crusher circuits. The transition to underground operations continued with four areas being mined during the year, resulting in a 248% increase year-on-year to 493,000t in underground volumes treated.

Production at **Siguiri** increased by 25% year-on-year, following a solid performance with improved productivities and greater access to higher grade ore in the new Seguelen pit in Area 1. Production in 2017, the third highest in the mine's history, was boosted by favourable grade variances and optimised treatment of full-grade ore laterite cap rock

(duricrust) stockpiles. This improvement offset treatment of lower-grade stockpiles from other pits and the lower volumes treated. During the year, work began on the Siguiri combination plant project, with commissioning planned for late 2018.

At **Iduapriem**, production increased by 7% year-on-year. Mining during the year focused on deeper, higher-grade areas, resulting in an 8% increase in recovered grade. Total tonnes mined increased 27% year-on-year to 35Mt, owing to greater mining-fleet productivity, as the mine continued with its extensive waste stripping programme to access the ore sources in the Block 7 and 8 pit that will provide the foundation for sustainable production over the future life-of-mine.

At **Sadiola**, production declined as the recovered grade decreased. This was a result of reduced mining flexibility as the remaining oxide ore mining sources are depleted. Plant operations were efficient and consistently achieved exceeded planned throughput. This helped to partly offset the lower feed grade and provided flexibility to maintain a steady production and revenue profile. Tonnage throughput was made up of a combination of the limited, newly mined oxide ore and full-grade ore stockpiles, as well as periodic drawdowns from the lower-grade marginal ore stockpiles.

Morila resumed mining in the latter part of the year, accessing and treating higher grade ore from the Domba pit, contributing to year-on-year increase in production. The increased tonnage throughput during the year was further boosted by consistent plant availability and treatment of softer ore, offsetting the decrease in recovered grade. The mine is expected to continue treatment of mineralised waste ore, augmented by higher grade ore from targeted mining areas, for the next three years, after which the mine will transition to full closure.

Costs

All-in sustaining costs for the region increased to $953/oz, mainly a result of increased sustaining capital expenditure as planned, partly offset by higher production. Total cash costs increased marginally year-on-year, due to the negative impact of higher initial costs from underground mining at Geita and operating costs at Kibali. This was partially offset by higher production and recovered grades.

Total cash costs at Siguiri, Iduapriem, Sadiola and Morila decreased year-on-year. At Siguiri, costs decreased by 8% as a result of increased production. At Iduapriem, total cash costs decreased by 9% due to higher production and lower costs as operational efficiencies and cost management initiatives continued to bear fruit during the year and higher recovered grades.

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Capital expenditure

Capital expenditure for the region increased in line with company plans as we invested in growth projects at Siguiri and Kibali, and increased sustaining capital investment at Geita and Iduapriem. These projects are expected to realise future benefits as higher grade ore is accessed at Iduapriem and Ore Reserve development work in the underground operation at Geita continues to ramp up. The balance of sustaining capital expenditure was earmarked to improve asset reliability and consistent operations across the Continental Africa region.

All-in sustaining costs for Kibali increased year-on-year, a result of increased sustaining capital expenditure on waste stripping in the Pakaka and Kombokolo pits, increased underground capital expenditure, and higher plant engineering and process operating costs, in particular power costs. Open-pit mining costs were higher mainly due to lower equipment availability.

During the year, the region continued to drive continuous improvement through the Operational Excellence programme, a system that is now well entrenched across all sites and disciplines. The focus remains on delivering systemic and sustainable operational improvements, aimed at each operation rapidly progressing towards targeted lower all-in sustaining costs that reflect the inherent opportunity that exists within each operation.

Growth and improvement

Geita made good progress with the construction of the new 40MW power plant, which is expected to be commissioned in the first half of 2018. The plant will provide the required levels of reliable power to the mine and reduce the overall cost of power. The mine successfully transitioned to and expanded underground mining at Star & Comet, while developing two new underground mines in the Nyankanga mining area. Open-pit mining is anticipated to continue at Nyankanga Cut 8 until the second half of 2019 while Geita Hill East Cut 1 is expected to finish in the first half of 2018. Exploration work is being conducted at Selous, 2.4km from Star & Comet, for a satellite pit to supplement underground operations.

Siguiri's combination plant is well advanced and scheduled to be fully commissioned in the second half of 2018. The associated 30MW power plant will also be commissioned in the second half of the year. Construction of the combination plant began with the early works in the first half of the year carried out by a local contractor. The main civil construction commenced in the second half of the year with the first major concrete poured in December 2017. The mill shells arrived on site in September, and off-site fabrication and sourcing of electrical and instrumentation equipment and cabling, continued during the last quarter of the year. Major contractors mobilised on site and a new mining contractor was on track to begin mining in first half of 2018.

Siguiri has commenced drilling Block 2, after which it is expected that drilling can begin at Saraya and Foulata to support a prefeasibility study. Some of the farms being compensated will be for the infrastructure required for the development of the project. It is expected that Block 2 will both improve the ounce profile from 2020 and potentially extend the life.

At Iduapriem, the deferred stripping carried out during the year at Teberebie Cut 3 was completed and waste stripping at the larger Cut 1 exceeded planned targets. The project delivered an additional 4.1Mt of marginal and waste material as a result of improved efficiencies in mining unit rates. This work will now provide access to the orebody to extend the mine life by about a decade. The plant recovery project was successfully completed and is expected to contribute to higher plant recoveries in 2018.

The main pit dewatering project at Sadiola was substantially completed at year end, with all equipment and materials delivered to site. Construction of the sulphide project awaits approval by the government of Mali, though no agreement has yet been reached in this regard. Despite our efforts and the clear benefits the project would generate locally and to the government of Mali, there has been no resolution around the terms critical to moving the project forward. AngloGold Ashanti and joint-venture partner IAMGOLD Corporation continue to evaluate the project which will add sulphide-ore processing capability to the plant. Although we remain committed to the project, if no agreement is reached, the operation will enter a restricted exploitation phase and then, when stockpiles are exhausted, it will enter a phase of suspended exploitation (care and maintenance).

At Kibali, capital expenditure of $110m for the year (attributable), was spent mostly on underground development, the vertical shaft and the second hydropower plant.



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Underground paving at the central haulage level was completed, allowing haulage from the ore passes into the underground crushers. The materials handling system was also commissioned during the last quarter of the year, and 118kt of ore hoisted from the shaft, with total underground ore tonnes of 1,110kt mined for the year. Underground ore production from the declines totalled 505,000t in the last quarter of the year. Once the ramp up has been completed, a significant increase in production is expected. Ambarau, the second hydropower station was completed and commissioned during the first half of the year, taking Kibali's total hydro generation capacity to 32MW. At the plant, the ultra-fine grind and Pumpcell capacity was increased at the start of the year, enabling the processing of substantially increased flotation concentrate volumes, improving grind and recovery as well as providing flexibility in ore treatment. Furthermore, waste stripping at both Kombokolo and Pakaka satellite pits were undertaken during the course of the year. The only major capital project remaining is the third hydropower station at Azambi, which is being constructed and is expected to be commissioned in the second half of 2018.

Update on Obuasi redevelopment
Obuasi, which was placed on care and maintenance in 2016, remained so throughout 2017. The cost of Obuasi's care and maintenance programme was $62m in 2017 (2016: $70m).

The invasion of a part of the mine by illegal miners in 2016, as reported on extensively in our Integrated Report 2016, has been resolved and the mine's operational area has been cleared of illegal miners. Public security agencies provided security at the mine throughout 2017, and continue to do so.

AngloGold Ashanti was in discussions with the government of Ghana throughout 2017 to secure the necessary agreements and permits for the possible redevelopment of the mine. The boards of AngloGold Ashanti (and its relevant subsidiaries) have approved the redevelopment of Obuasi, now expected to commence subject to ratification by Ghana's parliament of the relevant fiscal, development and security agreements. These agreements have been signed by the government of Ghana. The board therefore approved interim funding of $31m to cover the first six months to enable the project team to be established

and to set-up the front-end engineering and design, so as not to delay the project.

The study into Obuasi's redevelopment was completed with improvements in returns and payback period. This was achieved with an improved geological model, phased capital expenditure and the supportive agreements signed with the government of Ghana.

The redevelopment will establish Obuasi as a long-life, modern, mechanised underground mining operation. This is a fundamental departure from the mine's previous operating model. The redevelopment will deliver a mine that makes use of automation and controls for improved operational efficiencies and consistency in performance. It envisages a smaller, but more skilled workforce that can operate in the planned mechanised and automated environment.

The detailed feasibility study covers every aspect of the mine, including operating methods, systems and processes, environmental management and mine rehabilitation, organisational design, human resource strategy and social responsibility, among others.



Picture: Obuasi, Ghana

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Update on Obuasi redevelopment (continued)

Project implementation will be undertaken in two distinct phases:

- Phase 1 includes project establishment, mine rehabilitation and development, plant and infrastructure refurbishment to enable production at a rate of 2,000 tonnes per day (tpd) for the first operating year. The preparatory work to reach the start of Phase1 is expected to take approximately 18 months from the start of the project, with the first gold pour expected in the third quarter of 2019.

- Phase 2 includes refurbishing the underground materials handling system, shafts and ventilation, construction of a primary crusher, a SAG/ball circuit, carbon regeneration facility and a new gold room and tailings storage facility. This will take a further 12 months following Phase 1 and enable the operation to increase processing capacity to 4,000tpd within three to four years. The operation will then ramp up to 5,000tpd from the fifth year onward.

Mine production for the first 10 years will be focused on the upper ore bodies and is expected to average 350,000oz to 400,000oz annually at an average head grade of 8.1g/t. Total cash costs are expected to average between $590/oz and $680/oz, while the all-in sustaining cost is expected to be between $795/oz and $850/oz. Annual mine production

for the second 10 years is planned to increase to between 400,000oz and 450,000oz, as the mine deepens into higher grade ore. The all-in sustaining cost is expected to improve thereafter to between $750/oz -$800/oz.

It is estimated that the project, which is highly leveraged to the gold price, will deliver an internal real rate of return of between 16% and 23% at real gold prices of between $1,100/oz and $1,240/oz.

Initial project capital expenditure anticipated over the first 30 months is expected to be between $450m and $500m, excluding pre-production capital of $64m. On completion of phase 2, extended project capital expenditure of $94m will continue through to year six, covering the development of the Obuasi Deeps Decline to the lower level of the mine, refurbishment of the KMS shaft, installation of new underground pump stations and construction of the flotation tailings storage facility.

The project has a current life of more than 20 years. Opportunities exist to further optimise the plan and to extend its life by targeting the mine's significant additional mineral endowment, particularly with down-plunge extensions of the orebody into the Adansi Deeps area below 50 level.

Obuasi project: key metrics

Gold produced (economic footprint)	Moz	8.59 over 21 years
Annual gold production (steady state – first 10 years)	000oz	350 – 400
Annual gold production (second 10 years)	000oz	400 – 450
Average annual tonnage treated (steady state)	Mt	1.6 – 1.8
Average head grade	g/t	8.8
Gold price assumption (Real)	$/oz	1,240
Cash cost per ounce (money terms at approval)	$/oz	590 – 680
All-in-sustaining cost (money terms at approval)	$/oz	750 – 850
Initial project capital expenditure (three years)	$m	450 – 500
2018	%	25
2019	%	55
2020	%	20
Extended Project capital expenditure over six years (includes initial project capital)	$m	540 – 590
Capitalised operating cost	$m	64
Internal rate of return ($1,100 – $1,240/oz)	%	16 – 23
Payback period	years	6.5
All-in sustaining cost margin	%	38



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Sustainability performance

Safety

The region reported an excellent safety performance in 2017, with a 24% year-on-year improvement in the AIFR to a low rate of 0.39 per million hours worked. There were no fatalities during the year, and the region achieved a record 801 days since the last fatality in October 2015. In May 2017, Geita was declared the overall winner, for the second consecutive year, in the mining sector by the Tanzanian Occupational Safety and Health Authority (OHSA). This award acknowledges Geita's high level of safety and health in the workplace.

Siguiri maintained its record performance achieved in 2015 and 2016, having recorded only one workplace incident. This is a commendable performance, considering the increasing safety risk profile at the operation given the large construction project currently underway at the mine, as well as the change of mining contractor. Siguiri's safety performance is attributed primarily to its focus on closely managing on-site contractors.

Iduapriem has remained fatality-free for four consecutive years, through its sustained focus on the management of contractors and ensuring that contractor activities conform to mine and group safety requirements. Iduapriem remains one of the top safety performers in Ghana and the operation was recognised for this at an awards ceremony held in Accra in November.

Sadiola's all injury frequency rate improved by 20% to 1.25 injuries per million hours worked compared to the previous year. Various safety campaigns and initiatives aimed at improving driving skills and improving safety engagement in the workplace were credited for the improvement.

Obuasi recorded an injury-free year during 2017 and on 26 December 2017 achieved 2.5 million injury-free hours worked. Although the operation remains on care and maintenance, the team on site continued focus on the company's safety initiatives.

Health

The region continued with efforts to improve systems on the entire healthcare continuum, including health issues in the workplace, general wellness, as well as community-related diseases. In respect of employees, focus was placed on the prevention of diseases, effective disease management and rehabilitation to facilitate an early return to fitness and work. The operations embarked on comprehensive healthcare programmes, taking into account the capacity of local health systems to support mine needs; as well as local regulatory requirements. Specific health issues included noise-induced hearing loss (NIHL), dust management, malaria prevention and surveillance, and management of emerging infectious diseases, like Ebola, which have the potential for outbreaks.

AngloGold Ashanti has developed practical plans and activities to undertake to achieve



Picture: *Malaria spraying control programme, Obuasi, Ghana*

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the company's long-term aspirational goal of "healthy employees and healthy communities by 2030." As part of the company's health strategy, these plans are aligned with the company's Sustainability Strategy, as well as the United Nations' (UN) Sustainable Development Goals (SDGs).

The Continental Africa operations focused on, among other things, the malaria programme, promotion of health and wellness among our employees, contractors and dependants. Our malaria programme in the region covers, among other things, awareness and education; indoor residual spraying; provision of prophylaxis; early detection and treatment of cases; and personal protective equipment (the PPE) and clothing.

Geita had the lowest incidence of malaria across the region in 2017, at about 0.2% of the workforce. This can be attributed to the extensive malaria control programme that extends beyond the mine's boundaries into the communities of Geita Town. Like our first malaria programme, which started at Obuasi in 2010, Geita has a community-based initiative, undertaken in partnership with government and NGOs. In Ghana, malaria control activities continued under the public-private partnership programme based at Obuasi and run by AngloGold Ashanti's non-profit organisation, AGA-Mal. This programme continues to be supported financially and technically by our Ghana operations and the Global

Fund. In addition to the Obuasi districts, the programme covers 12 other districts in the Upper West and Upper East regions of Ghana. Iduapriem also continues to provide and sustain malaria control efforts in this region, which has a high incidence of the illness. In 2017, Iduapriem launched a malaria control programme themed "End Malaria for Good in our Communities". The malaria control programme, covering employees, contractors and host communities, involved the distribution of 12,500 insecticide-treated nets (ITNs) during the year. An estimated 5,850 people in 16 host communities within the municipality, benefitted from this programme.

Sadiola also provides malaria control to site, as well as to surrounding communities with good malaria control and maintenance of gains over the years. Siguiri faced the most significant malaria-related challenges in the Continental Africa region. With a notable increase in the number of malaria cases, the mine undertook investigations and prompt action to reverse this trend. The programme's roll-out to include Siguiri town is expected to be completed by the end of 2018. This is in addition to the extension to communities immediately surrounding the mine. The mine has already seen a reduction in the number of malaria cases, achieving an incidence rate in 2017 of 6.8% (2016: 11.5%) cases in the workforce.

Other healthcare work included Geita's $135m contribution to build a surgical theatre unit in

Chato hospital, which is situated about 100km from the mine. This was in addition to support provided to the Geita municipal facility for HIV and AIDS management, and to the local Geita government hospital. More disclosure on the region's health programmes is available in the <SDR>.

There were no cases of noise-induced hearing loss in the region during 2017.

Employee relations

In line with the continued implementation of the Operational Excellence efficiency programme, key people-focused initiatives were undertaken and completed in the region during the 2017. These are not limited to but included the following:

- The 'How We Work' [1] programme was launched which included capacity-building training of the human resources and senior management teams and nominated line managers at our sites. Implementation will be further intensified and introduced to employees at all levels across the region

- Focus remained on localisation initiatives, talent management and succession planning interventions across the region

- Successfully completed annual wage negotiations for the period at all sites

There were no production interruptions and the labour relations climate remained relatively stable across the region.

In Siguiri, during the year, annual wage negotiations included the unions, management as well as the Ministry of Employment and the General Labour Inspection for mediation intervention between the parties. The negotiations led to the conclusion of a one-year wage agreement.

In Ghana, following the postponement of the proposed unitary negotiations by the Ghana Chamber of Mines, early in 2017, Iduapriem successfully concluded a two-year wage agreement with the Ghana Mineworkers Union in respect of 2016 and 2017. As part of the agreement, management and the union further committed to the development of a salary adjustment framework which would be a guide for future negotiations.

In Tanzania, key focus areas at Geita during the year included the initial preparatory work to support and guide the mine as it becomes an underground mining operation in addition to open-pit mining activities. Management and the majority union reached agreement on a compressed working-week shift roster, effective from December 2017, and a one-year wage agreement effective January 2017.

USEFUL LINKS

[1] See People are our business

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In Mali, the mine labour relations climate was influenced by the uncertainty relating to the Sadiola sulphides project and a potential decision that would place the mine in limited operations, and then care and maintenance phase. The annual wage negotiations were successfully concluded and implemented effective January 2017. The wage agreement concluded between management and two recognised unions focused mainly on improving the social and employment conditions of employees.

At Yatela, the mine closure and retrenchment process received approval from the labour inspector.

Environment

There were two reportable environmental incidents in the region in 2017, both at Obuasi. One occurred on 6 October 2017, when there was a loss of process water after intruders cut off the bolt heads and nuts holding flanges on a process water pipeline between the South Processing Plant and the South Tailings Storage Facility. The process water pipeline was repaired and security visibility increased to avoid any recurrence. On 26 June 2017, a very large volume of rain water (estimated at 22,708m³) collected because of rainfall overnight of 85mm,

overwhelmed the impoundment control valve boundary containment of the Kokoteasua dam, and eventually washed off the boundary containment. This resulted in an uncontrolled release of water into the Kokoteasua stream, leading to flooding of a school and some houses within the Abompe community of Obuasi. All the affected have been compensated and the boundary containment has been fixed and improved.

The Environmental Management Plan (EMP) for the Obuasi care-and-maintenance phase (May 2017 – April 2018) was submitted to the Ghanaian Environmental Protection Agency (EPA). A new reclamation security agreement for Obuasi was signed on 21 July 2017 and will come into effect once the EPA issues the requisite environmental permits for the redevelopment project. Iduapriem obtained approval from the national Inspectorate Division of Minerals Commission to resume mining of the Block 3 West Pit.

Geita was granted an environmental permit for the Nyankanga underground project from the Tanzanian National Environmental Management Commission, as well as approval for the change of mining method from the Ministry of Energy and Minerals. The mine also received approval from the Lake Victoria Basin

Water Board to dewater the Matandani pit into the Kukuluma pit to allow exploration work for the refractory ore project to begin. Approval for the removal of a causeway separating the Nyankanga dam into two basins was also granted. After two years of consecutive drought in the East Africa region, the mine received a permit for construction of a second water pipeline from Lake Victoria to Geita town, which will supply water directly to Geita town, leaving the Nyankanga Dam to serve the mine only.

Environmental authorisation for the Siguiri combination plant project was renewed by the Guinean National Environment Regulator (known as the BGEEE) following a site inspection in December. Authorisation certificates were also received for four exploration permits. The Sadiola sulphide project's environmental permit was granted by the Malian Minister of Environment in March 2017.

All operating mines in the Continental Africa region retained their ISO 14001 and International Cyanide Management Code certification in 2017. At Obuasi, the ISO 14001 certification remained suspended for the year, as the mine is on care and maintenance. ISO 14001 is the international standard for an effective environmental management system.

Communities

The five-year Geita Economic Development Programme (GEDP), which began in September 2015, is a collaboration between the mine and the Geita local authority and is aimed at improving community livelihoods and employment creation, particularly for the youth and women. This programme provides support to farming, small and medium enterprises and projects such as tailoring, shoemaking, embroidery, hydra-foam brickmaking, welding and fabrication, which have successfully changed the lives of youths and women. Details on this work are available in the <SDR>.

Additionally, we provide training on best-farming practices, which has benefitted about 980 farmers. Geita also completed construction of a modern, long-term storage facility in 2017 to assist farmers. By expanding the scope of paddy farming, this sub-sector is expected to attract more youths to farming.

Geita mine also assists with the provision of potable water to the residents of the Geita town. Potable water is distributed to residents by way of domestic connections and public access kiosks. When the project began in 2012, only 3% of residents had access to

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clean and safe tap water, now, after the limited distribution network was completed and the project launched in January 2016, that figure has risen to 36% although the percentage is constantly challenged by the growing rate of rural-urban immigration. The mine has spent over $5.2m to fund the project to its present stage.

In Guinea, AngloGold Ashanti's subsidiary, Société AngloGold Ashanti de Guinée S.A. (SAG), through the Siguiri Economic Development Programme (SEDP), promotes local economic development. SEDP projects include agricultural, aquaculture, skills and enterprise development projects aimed at developing small businesses and employment opportunities for local communities. Currently these include horticulture, cashew plantation, rice/paddy farming and fish farming. SAG also implemented a commercial-scale aquaculture project (tilapia farming). Fish cultivation began in the second half of 2017 and the first harvest was in December 2017. Details on this work are available in the <SDR>.

Further, as part of SAG's commitment to facilitate access to secondary education by the communities in the nearby village of Bouré and to establish a pipeline of educated youth to drive the local Siguiri economy, the company has provided free daily transportation to school children in Bouré to attend school at Siguiri (about 30km away) since 2002. To ensure the sustainability of this work for

the benefit of communities, SAG expanded education facilities, constructed and equipped five libraries and computer rooms, constructed 39 teachers' accommodation units, and completed nine fresh water boreholes.

Since the establishment of the Iduapriem Gold Mine Community Trust Fund in 2012, its focus has been on providing infrastructural development in the mine's host communities to advance the company's participation and contribution to their sustainable long-term development. In 2017, the Trust Fund built a state-of-the-art multi-purpose hall for the Bankyim community, as well as a community health facility at Wangarakrom. The hall, which serves as a community centre, also hosts other functions for the community, including youth, and skills development programmes. The health facility has clinical equipment and the requisite furniture, is expected to be commissioned in 2018.

Additionally, a community market is under construction in Teberebie at Iduapriem and expected to be completed in the first half of 2018. The market is aimed at encouraging economic activity within the community, and the market building will accommodate about 40 traders.

In Mali, when we began mining, the water supply to the relocated villages at Sadiola and Farabakouta was linked to the mine's water supply. To provide independent and sustainable water to these villages, the mine

embarked on a community water project which commenced in 2015. Construction of the water system comprises a 150m^3 water reservoir, a solar-powered pump, a secured pumping station, as well as the piping distribution network to four villages has been successfully completed and the system tested. Related training and social intermediation is provided to enable beneficiaries to take over and independently manage the water supply system once it has been completed. Handover to beneficiaries is planned for the first half of 2018.

At Obuasi, an apprenticeship programme which was started 10 years ago following focused group engagements with the youth in Obuasi, as well as with the local municipality. The programme focuses on strengthening the socio-economic fabric of the area. More than 300 apprentices have been trained in the past decade. This programme was also an attempt to mitigate the effects of the downsizing of the Obuasi mine with youth being trained in skills that are required beyond mining and the borders of the town.

Twenty youths from five communities were selected for the pilot programme in mid-2016, and all successfully graduated in 2017, with certificates in auto-electrical engineering, welding and fabrication. The apprenticeship training programme is a partnership with local traditional authorities and HR World Company Limited, which provides training.

Security and human rights

During 2017, security efforts continued to focus on an integrated approach for effective management of the various challenges faced by the operations. The five-point security plan, implemented in collaboration with communities, focuses on regenerating and sustaining relationships with communities, public security, pertinent governmental agencies and security at sites, with the aim of removing people from risk. The Voluntary Principles on Security and Human Rights (VPSHR), to which AngloGold Ashanti is a signatory, remain a key driver for our security management practices.

AngloGold Ashanti approved and adopted a human rights standard in 2016 [1], and began its implementation during 2017. Human rights due diligence self-assessments were completed by each operation in the Continental Africa portfolio, and served as gap analyses for understanding areas which have the potential to intersect or infringe upon human rights and to direct our interventions where most required. All operations within the region are scheduled to be assessed during 2018, which will assist further in promoting awareness of human rights concerns among relevant role-players.

USEFUL LINKS

[1] *Download the approved and adopted a human rights standard https://thevault.exchange/?get_group_doc=143/1502453846-HRDueDiligenceStandard.pdf*



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We also rolled-out human rights training to further embed awareness and understanding of the UN Guiding Principles on Human Rights, which is included in induction and refresher training and is offered either in the classroom or online. As at December 2017, a total of 7,479 employees and contract employees had undertaken human rights training across the region.

Regulatory changes

At the end of June 2017, the government of Tanzania (GoT), enacted the Natural Wealth and Resources (Permanent Sovereignty) Act, No 5 of 2017, the Natural Wealth and Resources Contract (Review and Re-Negotiation of Unconscionable Terms) Act, No 6 of 2017 and the Written Laws (Miscellaneous Amendments) Act, No 7 of 2017.

The three pieces of new legislation in question purport to make a number of changes to the operating environment for Tanzania's extractive industries, including those in its mining, and oil and gas sectors. These changes include, among others: the right of the GoT to renegotiate existing Mine Development Agreements at its discretion; the provision that the GoT is entitled to a non-dilutable, free-carried interest of no less than 16% in all mining projects; the right for the GoT to acquire up to 50% of any mining asset commensurate with the value of tax benefits provided to the owner of that asset by the GoT; removal of the refund of input VAT incurred on the production of raw materials for export; an increase in the rate of revenue royalties from 4% to 6%; requirements for local beneficiation and procurement; and constraints on the operation of off-shore bank accounts. For a more detailed reading of the legislative provisions included in the new laws, please see the Tanzanian parliamentary website. [1,2]

AngloGold Ashanti's subsidiaries continue to seek a constructive dialogue with the GoT, and its agencies, to gain assurances that Geita Mine will not be affected by these legal and fiscal changes. On 13 July 2017, AngloGold Ashanti announced that its subsidiaries in Tanzania had made a decision to take the precautionary step of safeguarding their interests under the Mine Development Agreement (MDA), by commencing arbitration proceedings under the rules of the United Nations Commission on International Trade Law, as provided for in the MDA. Despite the dispute over the legal basis for the increased royalty rate, from 4% to 6%, and the imposition of a 1% clearing fee for the export of gold, Tanzanian officials have insisted upon receipt of such payments as a condition of the release of exports. While our subsidiaries in Tanzania do not accept that they are bound to pay either the new levy or the increased royalties, these royalties and fees are being paid under protest to ensure continued processing of export shipments. The impact of these additional royalties and levies currently is approximately $20m on an annualised basis. The lack of input VAT refunds has resulted in an approximate $50m increase in working capital for the year. The company continues to engage with the revenue authorities to secure the refunds due.

USEFUL LINKS

[1] *See: www.parliament.go.tz/bills-list*

[2] *See: www.anglogoldashanti.com/investors/announcements/*



Picture: *Obuasi, Ghana*



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Australasia

AUSTRALASIA

The Australasia region delivered a strong performance with both mines in the region having solid plans in place to improve the quality and long-term optionality of their assets



TR0122
CAT

Picture: Sunrise Dam, Australia



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Australasia

AngloGold Ashanti's operations in the Australasian region, Sunrise Dam and Tropicana, are located in the north-eastern goldfields of the state of Western Australia.

Sunrise Dam, wholly-owned by AngloGold Ashanti, is situated 220km north-east of Kalgoorlie and 55km south of Laverton. Gold production commenced at Sunrise Dam in 1997. Underground mining, carried out by a contract mining company, is now the primary source of ore for the operation, following the completion of mining the Crown Pillar at the base of the 490m deep pit in 2014. The processing plant, comprising conventional gravity and carbon-in-leach (CIL) circuits, is owner-managed.

Tropicana, a joint venture between AngloGold Ashanti (70% and manager) and Independence Group NL (30%), is located 200km east of Sunrise Dam and 330km east-northeast of Kalgoorlie. The operation began gold production in September 2013 following development approval in November 2010. The open-pit operation features a large-scale, modern processing plant which uses conventional CIL technology and includes higher-pressure grinding rolls for energy-efficient comminution. Mining is carried out by a contract mining company and the plant is owner-managed.



Click on the map below to enlarge



AUSTRALASIA



Contribution to regional production

57 % 43
- Sunrise Dam
- Tropicana

Contribution to group production

15 % 85
- Australasia
- Rest of AngloGold Ashanti

Picture: Tropicana, Australia

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Australasia



Key statistics

	Units	2017	2016	2015
Operational performance				
Tonnes treated/milled	Mt	9.4	8.9	8.2
Pay limit	oz/t	0.06	0.06	0.06
	g/t	1.84	1.86	1.85
Recovered grade	oz/t	0.061	0.058	0.068
	g/t	1.89	1.82	2.12
Gold production (attributable)	000oz	559	520	560
Total cash costs	$/oz	743	793	702
Total production costs	$/oz	991	1,056	919
All-in sustaining costs [1]	$/oz	1,062	1,067	875
Capital expenditure (attributable)	$m	153	109	78
Productivity	oz/TEC	47.87	46.81	55.84
Safety				
Number of fatalities		0	0	0
AIFR	per million hours worked	8.53	9.49	8.56
People				
Average no. of employees: total		974	925	836
– Permanent employees		226	211	195
– Contractors		748	714	641
Training and development expenditure	$m	1	1	1

Production
(000oz)



2013	342
2014	620
2015	560
2016	520
2017	559

Productivity
(oz/TEC)



2013	49.64
2014	62.00
2015	55.84
2016	46.81
2017	47.87

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Australasia

Key statistics (continued)

	Units	2017	2016	2015
Environment				
Total water consumption	ML	6,783	7,577	6,648
Total water use per tonne treated	kL/t	0.581	0.691	0.662
Total energy usage	PJ	6.32	5.62	5.14
Total energy usage per tonne treated	GJ/t	0.54	0.51	0.51
Total GHG emissions	000t CO_2e	372	336	336
Total GHG emissions per tonne treated	t CO_2e/t	0.032	0.031	0.034
Cyanide used	t	4,011	4,696	4,130
No. of reportable environmental incidents		0	0	0
Total rehabilitation liabilities:	$m	88	71	61
– restoration	$m	54	42	32
– decommissioning	$m	34	29	29
Community and government				
Community expenditure	$m	0.7	0.6	0.3
Payments to government	$m	74	84	42
– Taxation	$m	28	41	2
– Withholding tax (royalties, etc.)	$m	18	16	16
– Employee taxes and other contributions	$m	28	27	24

[1] Excludes stockpile write-offs.

AIFR
(per million hours worked)



2013	7.91
2014	10.73
2015	8.56
2016	9.49
2017	8.53

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
2013	1,047	1,376
2014	804	986
2015	702	875
2016	793	1,067
2017	743	1,062

☐ Total cash costs   ▨ All-in sustaining costs



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Australasia



Operational performance
Production

The region delivered a strong performance in 2017, producing 559,000oz driven by higher mill throughput rates and feed grades and increased metallurgical recoveries.

Sunrise Dam celebrated its 20th anniversary in March 2017. A strategy, to lift the mined grade while maintaining the underground ore production rate at 3Mtpa, was successfully implemented during the year, resulting in a 5% lift in yield to 1.83g/t. The mine's production increased by 4%, compared with 2016. Underground ore is the primary source of mill feed and is blended with intermediate grade (1.26 g/t) stockpiled ore that was accumulated during open-pit mining to meet the processing plant capacity of approximately 3.6Mtpa. The higher-grade Cosmo and Vogue ore bodies were the focus of development in 2017, with Vogue targeted to be the key ore source in 2018.

At **Tropicana**, optimisation and expansion of the processing plant lifted processing capacity to 7.7 Mtpa (100%), resulting in a 10% increase in mill throughput, which delivered a 10% increase in attributable gold production.

A fines pulping circuit was commissioned in November 2017, further improving efficiency by minimising downtime during maintenance shutdowns. This is expected to increase annual mill run times by approximately 2% to more than 98%.

Following the introduction of a 600t face shovel to the mining fleet, mining rates increased to more than 90Mtpa in 2017, enabling the resumption of grade streaming – the preferential treatment of higher grade ore while low-to-medium grade ore was stockpiled – during the second half of the year. Mining in 2017 focused on the Havana 3 and Tropicana 2 pits.

Costs

All-in sustaining costs for the region were in line with 2016 at $1,062/oz. The decreased mining unit costs at Tropicana were offset by a stronger Australian dollar against the US dollar and increased sustaining capital expenditure at Sunrise Dam, which included $20m for the Recovery Enhancement Project (REP).

Growth and improvement

At Tropicana, the focus for 2018 and beyond will be on implementation of the Long Island strategy, which is expected to add 2.1Moz to Tropicana's business plan, extending mine life by approximately seven years to 2027.

In December 2017, the Tropicana joint venture partners announced a commitment to the Long Island mining strategy and approval for an additional ball mill in the processing plant, to further lift plant throughput to 8.1Mtpa which is expected to increase gold recovery.

The Long Island strategy has been driven by finding a more cost-efficient way to mine waste in pit cutbacks. It involves using a strip-mining approach that minimises waste haulage distances by using in-pit backfill, essentially optimising haulage distances over the life of mine. The approach comprises eight stages with three major decision points providing flexibility to tailor the approach at each decision point, depending on market and other prevailing conditions.

Phase one comprises mining of the Havana South pit and a cutback of the Boston Shaker pit, using the completed Tropicana pit as the first backfill location.

The Long Island development is expected to increase mining rates to between 95Mtpa and 107Mtpa over the next two years, to peak in 2019 and to continue at that rate for about four years. The project was enhanced by the decision to install a 6MW ball mill in the processing plant, enabling throughput to be lifted to 8.1Mtpa to match the increased mining rate. Through a reduction in grind size, baseline metallurgical gold recovery is expected to improve by up to 3% to approximately 92%. Production (at 100%) is forecast to be between 478,000oz and 492,000oz in 2018 and between 530,000oz and 548,000oz in 2019.

This does not include potential underground production from mineralisation at the Boston Shaker orebody, which remains open at depth. A prefeasibility study incorporating infill drilling and underground mining options will be undertaken in 2018. The target is to delineate the underground Ore Reserve at more than 3g/t to replace stockpiled mill feed after 2021.

The Long Island strategy was underpinned by an increase in the Ore Reserve to 66.59Mt, grading 1.91g/t gold, for a total of 4.08Moz. Including gold produced to date, Tropicana has delivered a 72% increase in its Ore Reserve since the project was approved in November 2010.



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Australasia

In 2018, Sunrise Dam will continue to focus on embedding a more selective mining approach to target higher grade sections in the underground stopes, while maintaining the underground production rate at approximately 250,000t a month. This approach is designed to lift the grade of ore delivered to the mill and reduce cash operating costs. In line with this plan, work is focused on improving the productivity of the underground operation to lift sustainable ore production rates above 3Mtpa. Several capital projects, including ventilation upgrades and installation of an underground workshop, are aimed at improving the effective use of mining equipment and the reliability of the mine.

The Vogue orebody will be the key ore source in 2018 and remains open along strike and at depth. Two diamond drill rigs will continue to focus on drilling the Indicated and Inferred Mineral Resource at Vogue. Drilling of the deeper areas along the strike of the orebody will be facilitated by the Western Exploration Incline in 2018.

Delineation drilling targeting down dip extensions to Cosmo East and Cosmo has confirmed a down dip extension ore bodies.

The performance of the 4Mtpa processing plant also set the standard globally within AngloGold Ashanti, ranking at number one for overall equipment efficiency, with the potential for further, incremental improvements expected in 2018.

The REP at Sunrise Dam is scheduled for commissioning in the second half of 2018 and is expected to lift the recovery rate by an average of 8%, through the installation of flotation and ultra-fine grinding circuits.

Work will continue in 2018 on the underground mine management system (UMMS), which will enable real-time analysis of the mobile fleet and services such as ventilation, power and dewatering. Over the longer term, overall equipment efficiency will be analysed to identify specific Operational Excellence projects that improve the effective time, mining rate and quality performance metrics of the mining equipment. The UMMS will be a critical tool to enable an improved production rate at the underground mine.

Encouraging results were reported during the year from drilling on the Butcher Well/Lake Carey exploration joint venture tenements where there is potential for the discovery of an additional Ore Reserve for processing at Sunrise Dam, possibly replacing low-grade stockpiles currently being processed. [1]

AngloGold Ashanti Australia has the right to earn up to 70% interest from Saracen Mineral Holdings Ltd in the tenements, which are located approximately 22km from Sunrise Dam, by spending up to A$25m on exploration. These tenements are part of the Butcher Well- Lake Carey exploration joint venture.

Around 20,000m of diamond drilling was undertaken during 2017 within the Butcher Well/Lake Carey exploration joint venture, along with aircore drilling to the north and metallurgical testing. A 30-person camp was established, together with a core processing facility.

Capital expenditure

Capital expenditure at Tropicana related to Long Island will be primarily for the expansion of the accommodation camp, heavy vehicle workshop infrastructure and for a second ball mill. The installation of a second ball mill in the Tropicana processing plant grinding circuit was approved in 2017 with commissioning scheduled for the fourth quarter of 2018.

At Sunrise Dam, an EPC (engineering, procurement and construction) contract was awarded to GR Engineering Services to undertake the design and construction of a brownfields upgrade to processing facilities as part of the REP. The project also requires additional power generation capacity. To this end, it is planned that two 4MW gas generator sets will be added to the existing power station to increase capacity to 43MW. Work commenced in 2017 on an expansion to the tailings storage facility at Sunrise Dam, which will add approximately eight years to the life of the facility. This work is expected to be completed by the fourth quarter of 2018.



USEFUL LINKS

 [1] See announcement made during the year on www.anglogoldashanti.com

Picture: Tropicana, Australia



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Australasia



Sustainability performance

Safety

The safety performance in the Australasia region remained strong with an all injury frequency rate of 8.53 per million hours worked, a 10% improvement on the previous year. There were no fatalities in the region for another year.

The company's safety programmes, including safety leadership, hazard and risk management and incident investigation continued to be held for managers and supervisors, with these competencies being embedded into day-to-day leadership and supervision. There was continued focus on major safety hazard management in the region with all risk assessments completed and the process of critical control monitoring being maintained by the operations. Engineering and other design improvements continued, aimed at reducing reliance on administrative controls. This included significant ventilation improvements at Sunrise Dam and continued geotechnical systems improvements at Tropicana.

Health

The region completed a health Bowtie Risk Assessment aligned with group-wide health risks. The hygiene monitoring programme, covering noise, dust, fumes and diesel particulate matter continued at the operations.

Sunrise Dam volunteered and was selected as the research site for the Western Australian regulator and mining industry-funded study on nano-diesel particulates to better understand the potential health impact, as well as the potential impact of deeper underground mining. The research reports are expected to be released in mid-2018.

Two electric shotcrete rigs replaced diesel-powered models throughout the year. This was to reduce exposure (to diesel fumes, noise and heat) by operators at the development heading during the ground support cycle.

Tropicana has introduced technology to assist with fatigue management and fitness for work practices, including a mining truck cabin alert system and personal wrist band technology to provide a baseline on fatigue levels. A health survey was completed and will assist with developing targeted health plans and programmes for the region.

Health and wellbeing projects include the ongoing Earbus programme, which has resulted in a 70% reduction in middle ear disease in children in the goldfields since it began in 2014.

Employees and labour relations

The Australasia region's tailored Fairness@ AGAA programme, which uses the company's values as a guide to leadership behaviour, continued to be rolled out for new employees and employees of major contractors. This programme incorporates hands-on exercises and real-life case studies to help participants understand unlawful discrimination, harassment and workplace bullying. These concepts are explained in terms of current legislation as well as the Australasia region's fairness in employment policy and grievance process. The programme is aligned with best practice in relation to Australian equal employment opportunity legislation.

Complementing this training is the three-day human resources management programme for new managers. These programmes form part of a comprehensive framework focused on leadership and accountability.

We continue to support the Women in Mining of Western Australia mentoring programme, with employees participating both as mentors and mentees.

Communities

We are actively involved in communities across the Western Australian goldfields, from Laverton to Kalgoorlie-Boulder and beyond, including remote Aboriginal communities such as Tjuntjuntjara. The company supports education, youth, community development and health programmes and local training, along with offering employment and business participation opportunities.

Youth education and employment initiatives are delivered through long-term partnerships with indigenous academies such as the Goldfields Clontarf Academy and the Kalgoorlie Girls Academy, as well as Eastern Goldfields College and Kalgoorlie-Boulder Community High School.

Along with annual funding support for these organisations, we offer mine site tours, exposure to a wide variety of careers in the mining industry and a transition-to-work programme. During the year, the company also partnered with local schools to provide pre-university educational support programmes, and reading, writing and numeracy support programmes.

In 2017, we supported the Tjuntjuntjara Seed Collection Women's Project, which seeks to train and support community women to collect, store and sell seeds for mining rehabilitation.



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Australasia



Regulatory changes

During 2017, the newly-elected Western Australian government announced its intention to increase the state gold royalty rate from 2.5% to 3.75% from January 2018. Following a public campaign by the Western Australian gold industry, the proposal was officially rebutted in the Upper House in November with Liberal MPs joining national and crossbench members to disallow the controversial revenue measure by 17 votes to 16.

A second attempt by the state government to increase the royalty under a revised plan was officially rebutted in November 2017. Under the revised plan, the royalty rate would have increased from 2.5% to 3.75% when the gold price was above A$1,400/oz instead of the previous hurdle of A$1,200/oz.

Environment
Environmental management and compliance

Following the change in state government early in 2017, the new Western Australia Premier announced departmental amalgamations, affecting the state government's administration of environmental planning, water and biodiversity laws with a view to streamlining government services and reducing costs.

Significant changes included a reform of the Mining Act with amendments designed to reduce red-tape and facilitate the high-level vision of a step-change in approach to streamlining approvals in the Department of Water and Environmental Regulation (DWER). It also included direct engagement with the mining industry and a complete review of licencing under Part V of the Environmental Protection Act.

Both mines have maintained certification following combined ISO 14001:2004 and OHSAS 18001:2007 surveillance audits by Bureau Veritas in June 2017.

In 2017, Sunrise Dam received certification under the International Cyanide Management Code following an audit. The Australasia region completed 2017 with no reportable environmental incidents and only two moderate environmental incidents. The Department of Mines conducted an environmental compliance inspection at Tropicana in 2017 and only minor non-compliances were identified, with positive feedback provided on the performance of the site.

Several Operational Excellence initiatives at both operations required approval relating to infrastructure such as tailing storage facilities, accommodation requirements in the village, mining services and waste water treatment infrastructure.

Sunrise Dam successfully consolidated 21 mining leases and eight miscellaneous licences into a new consolidated single mining lease, which has reduced rental and administration costs in 2017.

Climate change

Sunrise Dam and Tropicana fulfilled the 2017 reporting obligations under the annual National Greenhouse and Energy Reporting scheme (NGER), which forms part of a single national framework for reporting and disseminating company information about greenhouse gas emissions, energy production, energy consumption and other information specified under NGER legislation.

During 2017, Sunrise Dam accepted the regulators' reported baseline based on NGER scheme data reported between 2009-10 and 2013-14.

Tropicana applied for a calculated emissions baseline in 2017, as per the regulations, and has provided additional information to the regulator. An outcome is expected in early 2018.

Emissions baselines represent the reference point against which future emissions performance will be measured under the safeguard mechanism.

Water

In early 2017, Sunrise Dam experienced above average rainfall, which included a 72 hours of rainfall (152.8mm) in late March and resulted in localised flooding. A flood study was commissioned to compliment the previous flood study conducted in 2010. These studies are important because Lake Carey is the primary receiving environment for water discharge from mine dewatering operations. See the <SDR> for more on these studies.

At Tropicana, the risk caused by hypersaline water mounding below the TSF continues to be monitored and during 2017, there was a general rise in water levels across the majority of the TSF monitoring bores, despite extraction from recovery bores. Immediate plans to



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Australasia



mitigate this risk included equipping some of the recovery bores with larger pumps that could draw down the water more efficiently and restore a downward trend in monitored bore water levels.

Biodiversity
The Great Victoria Desert Biodiversity Trust (GVDBT) continued to make progress with the adaptive management partnership (AMP), which represents a co-ordinated approach to implementing adaptive management in the Great Victoria Desert, combining the philosophies and tools of landscape-scale management and collective action. The AMP will provide an 'umbrella' to co-ordinate activities, integrate science and action, and provide a monitoring and evaluation framework.

A number of funded projects in the Great Victoria Desert commenced in 2017.

The independent GVDBT was created by the Tropicana joint venture as part of its offset strategy for the mine under the Federal Environmental Protection and Conservation Act 1999.

Integrated closure planning
The Australian government's Senate inquiry, to investigate whether resource companies are retaining adequate funds for mine rehabilitation and whether the process is being adequately monitored, continued in 2017. This is aimed at ensuring that companies undertake their rehabilitation responsibilities. The inquiry was granted an extension of time to report at the end of the first quarter of 2018.

As a spin-off from the Senate inquiry, the Council of Australian Governments (COAG) Energy Council was examining concerns that accounting standards and provisions of the Corporations Act were impeding efforts to ensure mining companies did not evade their rehabilitation responsibilities.

The Tropicana mine closure plan was updated and submitted to the regulator for approval in 2017 and Sunrise Dam is preparing an update of its closure plan for submission in 2018. Work includes open-pit geotechnical stability and closure criteria for waste dumps, an update on waste dump geochemistry and a revised stakeholder engagement plan.



Picture: Tropicana, Australia



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Americas



AMERICAS

Overall production increased, helping to deliver good performance, despite local currency strength in Brazil. A maiden Ore Reserve was declared for Gramalote in Colombia



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Americas

  

AngloGold Ashanti has three mining operations – featuring open-pit and underground mining – in its Americas region. In addition, an active greenfields exploration programme is underway in Colombia.

Argentina

Cerro Vanguardia, in which AngloGold Ashanti has a 92.5% stake, is the company's sole operation in Argentina. Fomicruz, a state company, owns the remaining 7.5%. Located to the northwest of Puerto San Julián, in the province of Santa Cruz, Cerro Vanguardia operates multiple small open-pits with high stripping ratios and multiple narrow vein underground mines. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.

Brazil

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração), which is wholly owned, comprises two operational units located in the state of Minas Gerais, close to the city of Belo Horizonte:

- **The Cuiabá complex** includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. Cuiabá has been in operation for over 30 years while Lamego, also an underground mine, has been in operation for eight years. The Cuiabá mine has changed from cut-and-fill to sub-level stoping, increasing the contribution from narrow-vein ore bodies from 15% to 40% of the mine's total production and improving rock engineering controls (support, design and monitoring). Ore from the Cuiabá and Lamego mines is processed at the Cuiabá gold plant. The concentrate produced is transported 15km by aerial ropeway to the Queiroz plant for processing and refining. Total annual capacity of the complete Cuiabá circuit is 1.75Mt. The Queiroz hydrometallurgical plant also produces around 200,000t of sulphuric acid as a by-product, which is sold commercially in local Brazilian markets.

- **Córrego do Sítio**, in operation since 1989, consists of one oxide open-pit mine and one underground sulphide mine. The oxide ore is treated by heap leach and a pressure leaching plant treats the sulphide ore. The sub-level stoping mining method is used underground. The distance from the main underground mine (Mina I) to the metallurgical plant is around 15km. Annual plant capacity is 1.1Mt. Gold produced at both operations is refined at the Queiroz plant (141km away).

Serra Grande, wholly-owned by AngloGold Ashanti, is located in central Brazil in the state of Goiás, about 5km from the city of Crixás. It comprises three mechanised underground mines – Mina III, Mina Nova and Mina Palmeiras – as well as an open-pit. One dedicated metallurgical plant treats all ore mined. Annual plant capacity is 1.5Mt.



Click on the map below to enlarge



Contribution to regional production

- 34 Argentina
- 66 Brazil



Contribution to group production

- 22 Americas
- 78 Rest of AngloGold Ashanti



Picture: Cerro Vanguardia, Argentina

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Americas



Key statistics

	Units	2017	2016	2015
Operational performance [1]				
Tonnes treated/milled	Mt	7.5	7.0	7.0
Pay limit	oz/t	0.104	0.100	0.098
	g/t	3.576	3.421	3.351
Recovered grade	oz/t	0.102	0.106	0.108
	g/t	3.49	3.64	3.71
Gold production (attributable)	000oz	840	820	948
– Continuing operations	000oz	840	820	831
– Discontinued operations	000oz	–	–	117
Silver (attributable)	Moz	6.2	4.9	4.4
Total cash costs	$/oz	638	578	576
Total production costs	$/oz	973	909	845
All-in sustaining costs [2]	$/oz	943	875	792
Capital expenditure (100% basis)	$m	234	225	196
Productivity	oz/TEC	13.34	13.98	15.05
Safety				
Number of fatalities		0	1	1
AIFR	per million hours worked	3.29	3.96	5.61
People				
Average no. of employees: total [3]		8,511	8,126	7,679
– Permanent employees		5,888	5,653	5,492
– Contractors		2,623	2,473	2,187
Training and development expenditure (excluding Colombia)	$m	2	2	2

Production from continuing and discontinued operations
(000oz)



2013	1,001
2014	996
2015	948
2016	820
2017	840

Productivity
(oz/TEC)



2013	14.25
2014	14.38
2015	15.05
2016	13.98
2017	13.34

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Americas

Key statistics (continued)

	Units	2017	2016	2015
Environment (excludes Colombia)				
Total water consumption	ML	8,283	8,067	10,839
Total water use per tonne treated	kL/t	1.071	1.115	0.588
Energy usage	PJ	4.23	3.94	4.86
Total energy usage per tonne treated	GJ/t	0.55	0.54	0.26
Total greenhouse gas (GHG) emissions	000t CO_2e	182	180	375
Total GHG emissions per tonne treated	t CO_2e/t	0.024	0.025	0.020
Cyanide used	t	2,704	2,333	5,044
No. of reportable environmental incidents		0	1	1
Total rehabilitation liabilities (includes Colombia):	$m	147	149	138
– restoration	$m	106	108	100
– decommissioning	$m	41	41	38
Community and government (includes Colombia)				
Community expenditure	$m	10	9	4
Payments to government	$m	297	237	235
– Dividends	$m	9	6	3
– Taxation	$m	116	80	57
– Withholding tax (royalties, etc.)	$m	53	50	48
– Other indirect taxes and duties	$m	13	7	8
– Employee taxes and other contributions	$m	84	71	82
– Property tax	$m	2	3	3
– Other	$m	20	20	34

[1] Operational performance data for the Americas region is for the continuing operations (excludes CC&V which was sold effective 3 August 2015), unless otherwise stated.
[2] Excludes stockpile write-offs.
[3] 100% basis and excluding Colombia and Denver regional office.

AIFR
(per million hours worked)



2013	4.74
2014	3.79
2015	5.61
2016	3.96
2017	3.29

Total cash costs and all-in sustaining costs
($/oz)



	Total cash costs	All-in sustaining costs
2013	653	1,011
2014	676	974
2015	576	792
2016	578	875
2017	638	943

☐ Total cash costs   ▓ All-in sustaining costs

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Americas



Operational performance

Production

Production from the Americas region increased by 2%to 840,000oz in 2017, reflecting higher output from the Brazilian and Argentinian operations driven by operational improvements and an increase in tonnes treated.

In Brazil, at **AGA Mineração**, production increased 4% year-on-year, boosted by Córrego do Sítio's strong performance, a result of improved geological modelling that assisted the recovery from the geotechnical challenges faced at the start of the year at the Córrego do Sítio complex. After a challenging start to 2017, various initiatives were implemented at the Cuiabá complex to improve future performance. These initiatives included the appointment of a new management team and adoption of an integrated planning system. The operation saw a 7% increase year-on-year in ore treated, an improvement which we believe to be sustainable. The challenges at Cuiabá were due to delays in development of infrastructure that hindered access to high-grade areas.

At **Serra Grande**, the production increase came despite lower feed grades and was driven by higher tonnes treated, supported by improved crushing and milling efficiencies and more efficient leaching, following the implementation of the carbon-in-leach project. These efficiencies were a result of Operational Excellence initiatives which led to improved levels of ore mined, offsetting lower open-pit production.

The Operational Excellence initiatives focused on increasing open-pit mine production, new mine sequencing, development, HME availability, drilled Ore Reserve increment, debottlenecking the sulphide mine, improving plant performance and planning for the flotation tailings leaching project.

In Argentina, at **Cerro Vanguardia**, production increased to 283,000oz compared to the previous year, the highest level of production in 18 years. This achievement was driven mainly by the increase in tonnes treated at the plant together with operational and metallurgical improvements. In addition, the grades were higher year-on-year, a result of variability in the mining model.

Costs

Despite the continued focus on cost management and production improvements, total cash costs for the Americas region were higher in 2017, due mainly to inflationary pressures, particularly salary adjustments, and also the stronger Brazilian Real compared with the previous year. In Brazil, costs were impacted by the lower grade feed, inflation and the 9% appreciation in the local currency against the US dollar. However, the cash costs increase in the region was partially offset by the 7% drop in total cash costs at Cerro Vanguardia, mainly due to record production, higher by-product contribution and favourable stockpile movements.

At Cerro Vanguardia, various cost savings initiatives focused on improving efficiencies and production from the underground mine expansion, increasing mill throughput and silver recovery, and capital savings, among others. These cost saving initiatives are expected to continue to offset the combination of higher mining costs and the local currency impacts. Costs were also assisted by improved fleet availability and cost management initiatives implemented during the year, that resulted in price reductions being negotiated for key consumables such as fuel, ammonium nitrate, cyanide and crushing media. These positive factors were offset by inflationary pressures, particularly salary increases in Argentina that were agreed in October, as well as the elimination of the Patagonia ports rebates at the end of 2016, ending a 10% reimbursement from which Cerro Vanguardia had benefitted previously.

Capital expenditure

Regional capital expenditure increased by 4%, mainly a result of the high level of planned sustaining capital investment in Brazil, owing to inflation and the stronger local currency. Most of the capital expenditure in Brazil was on Ore Reserve Development to improve mine flexibility and access to ore stopes. At Cerro Vanguardia, capital expenditure was lower compared to 2016, owing mainly to a depreciating Argentinian peso against the US dollar. A more aggressive capital management approach was implemented across the region with all discretionary capital items being under strict review.

Growth and improvement

Application of the Operational Excellence principles to exploration, Ore Reserve development, mining and metallurgy is expected to yield improvements in productivity, with the region benefitting from ongoing asset optimisation work.

At AGA Mineração's Cuiabá complex, a fourth working shift is to be introduced during 2018, which will assist in driving productivity gains. Plans are also underway to increase the annual tonnage of ore treated and to expand mill/plant throughput to 1.9Mt, followed by a further ramp-up towards 2.1Mtpa. An increased Ore Reserve conversion programme is expected to improve the mine plan's reliability.

At Córrego do Sítio, work is underway to further improve development productivity levels. The rates at which the Mineral Resource is converted to Ore Reserve are increasing and work is underway to improve recovery rates to 94%, from 31.03% currently, in the coming years. Drilling campaigns continue to confirm the Ore Reserve that will extend the life of mine, including work on a new open-pit (Córrego do Sítio III) and the new underground mines at Mina II and São Bento Deep. Production increases will also be evaluated.



REGIONAL REVIEWS CONTINUED

Americas



At Serra Grande, the Ingá orebody began production during the year, while the potential of the ore bodies at Mangaba and Corpo IV remain under evaluation. The mine delivered an 8% increase in ore treated year-on-year, a result of the plant's CIL leaching conversion and continuous efficiency improvement initiatives. The Palmeiras South negotiations, aimed at reaching agreement on possible accelerated exploration to confirm the area's potential, are at an advanced stage.

At Cerro Vanguardia, the mine plan was executed on schedule, following the initiative launched in 2015 to accelerate open-pit and underground operations to optimise economic performance over the remaining life of mine, and to potentially increase production. New projects and alternatives to extend life of mine will be assessed during 2018.

In Colombia, the greenfields exploration programmes were realigned and focused on minimising cost while maintaining future optionality. *Force majeure* was declared at the La Colosa project, stopping all activities, after a local referendum that was held on 26 March 2017. At Quebradona, following completion of a conceptual study in 2016, the focus in 2017 as the first

phase progressed was on evaluating the alternatives to be considered during the prefeasibility phase, which is expected to be concluded in 2018. The alternatives included mining methods, mine access and project layout.

The Gramalote project, a joint venture between AngloGold Ashanti (51% and manager) and B2Gold (49%), declared its maiden Ore Reserve of 63.7Mt @ 0.86 g/t gold, at an attributable contained metal content of 1.8Moz. Gramalote represents a long-term option for AngloGold Ashanti, and all avenues to realise value from this important asset remain open. Work will continue to optimise all aspects of the project during its feasibility phase, which is currently under way. AngloGold Ashanti is currently in discussions with the joint venture partner, B2Gold, on how to further progress the project, which lies on the eastern flank of the Cordillera Central, near the towns of Providencia and San Jose del Nus in the municipality of San Roque, in the northwest of the Antioquia Department. It is approximately 230km north-west of Bogota and 124km north-east of Medellin. For details on this project, see our full year results report on www.anglogoldashanti.com.



Picture: Serra Grande, Brazil

REGIONAL REVIEWS CONTINUED


Americas

Sustainability performance

Safety

In an effort to further instill AngloGold Ashanti's safety culture and promote proactive safe behaviour on site at Cerro Vanguardia, an external consultant was hired to conduct a training programme. Safety leadership training as well as accident investigation training, based on the AngloGold Ashanti methodology, were also conducted during the year. Meetings were also held with managers and their teams on monthly and bi-monthly basis to proactively detect unsafe activities and sub-standard conditions, and to analyse work planning and processes, in line with the group safety strategy.

In Brazil, safety and health projects were executed as planned in 2017. A highlight was the four-layered approach to safety risk management that was fully implemented at our operations in Brazil. This first layer is the baseline risk assessment of all operational production processes using the workplace risk assessment and control (WRAC) tool. High-risk events identified are then subject to a Bow-Tie analysis to identify potential outcomes, prevention measures and recovery controls. These initiatives have allowed the Brazilian operations to record zero fatalities in 2017 and to achieve a 14% improvement in the all injuries frequency rate to 3.98.

Health

AngloGold Ashanti's health policy includes a focus on employee wellness programmes. At Cerro Vanguardia, various activities were undertaken to promote awareness of healthy living, including periodic medical examinations for all employees. In Brazil, a new occupational hygiene manual was issued to provide better information and an emphasis on preventing occupational diseases and promoting a healthy workplace. Several initiatives started in the year will continue in 2018, such as studies on noise and dust and on heavy equipment operator fatigue.

Environment

There were no reportable environmental incidents in the region during 2017.

In Brazil, at Córrego do Sítio, critical operational licences were obtained during the year, including the permit for exploration at Córrego do Sítio I and at Santa Quitéria, and the permit for the Rosalino pit expansion.

Cerro Vanguardia is in the process of updating its environmental impact and mine closure reports to present to the environmental authority. External consulting firms have been hired who, together with our staff, have developed workshops to review and if needed, define mine-closure methodologies. Additionally, a project is underway to obtain certification for the updated environmental management standard, ISO 14001: 2015.

Other environmental projects such as fish farming in the El Carbon and El Cututo lagoons in the proximity of Cerro Vanguardia continued during 2017, as did the revegetation project at the Cascote pit dump, where new methodologies for the planting of indigenous vegetable species are being developed.

All operations in the Americas region are ISO 14001 compliant and are certified compliant in terms of the cyanide code.

At Gramalote, our commitments regarding the use of water, waste management, fauna and flora management, and archaeology complied with our legal obligations in respect of the environmental licence. Following modification to the Gramalote project design, adjustments to the approved environmental licence will be sought in 2018. This will be to update the new locations of the infrastructure and adjust the anticipated social and environmental impacts.

The *force majeure* has been declared for one year. Consequently, field activities and all environmental commitments have been suspended. The project will be maintained in good standing until the matter is resolved. It is expected that the *force majeure* will be renewed in October 2018.

Communities

In Brazil, social investment in communities prioritise projects focused on culture, social development, health, income generation and environmentally sustainable solutions. Major projects implemented include:

- **Sustainable Partnerships Programme (Public call for projects):** Social projects supported by the company are selected by a committee comprising AngloGold Ashanti, specialists in social projects and community representatives, in line with the open and transparent management of social investments. In 2017, more than $400,000 was invested in 25 projects.

- **Tax incentives:** In Brazil, specific laws allow the company to invest part of its income tax due, in projects approved by the federal government in areas such as culture, sport, children and youth, elderly and disabled people, as well as health (particularly oncology). In 2017, AngloGold Ashanti invested around $2m in initiatives implemented for the benefit of cities surrounding its operations.

REGIONAL REVIEWS CONTINUED



Americas

- **Volunteerism:** The Holding Hands Programme, established in 2004, has benefited more than 30,000 people through more than 140 activities (3,600 voluntary participants) over the years. The programme aims to encourage employees to become involved in and to contribute to social causes within local municipalities where the company operates.

- **Tailing dams management:** Since 2015, the tailings dam management programme has been reinforced. Activities in 2017 included registration of the residents who live in areas nearest to the dams (the Sabará, Nova Lima and Santa Barbara municipalities) meetings and operational visits arranged through the Good Neighbourhood programme. The Good Neighbourhood programme aims to strengthen relations and facilitate dialogue with communities. Highlights in 2017 were the first community training and simulated emergency test, conducted with the community of Pompeu (close to the Cuiabá plant). All activities were conducted in partnership with the Civil Defence from Sabará and from the State of Minas Gerais. Representatives from local authorities and public organisations were also involved.

In Argentina, Cerro Vanguardia has engaged with the community of San Julián since the start of operations more than 20 years ago. In 2004, a development agency was established in collaboration with the mine, local and provincial authorities, the university, the rural association and the Chamber of Commerce. The work of this agency has been financed by the mine since its inception. In 2017, an agreement signed in 2010 was renewed. Through this contract, working with the development agency and the city of San Julian, Cerro Vanguardia financed the following, amongst other projects:

- remediation of the existing landfill of San Julian

- acquisition of two fuel depots for the San Julian Airport so that commercial flights to the area may resume

- contributions to the local municipality to acquire an old wool barrack to be used as a "Centre for the Production of Regional Articles and Events"

- contributing to projects approved by the development agency, such as supplying equipment for the manufacture and design of furniture, farming, a carwash, a carpentry workshop, a multi-purpose sports centre and the acquisition of machine and raw materials for the production of loom garments.

In Colombia, at Gramalote, work advanced on planning for and determining the baseline of the social and economic resettlement, as well as on the artisanal mining co-existence project (for which no firm commitments have yet been made). Both programmes were adjusted in line with the project update and the prefeasibility study (adjustments were mainly associated with the location of infrastructure). The plan in 2018 is to continue to develop the implementation plan, and to finalise the baseline for the economic and physical resettlement plan to ensure it is ready to implement should the project advance to the construction phase.

At La Colosa, at a consultation held in March 2017 in Cajamarca (the municipality where the deposits are located), the community voted to forbid mining activities within their territory.

Following the outcome of the referendum, AngloGold Ashanti took the decision to pause much of the current fieldwork around the project while studying the impact on any future investment. In the meantime, we continue the necessary engagements with all stakeholders as we try to build consensus around the creation of a modern, environmentally responsible gold-mining industry in Colombia. This will, however, result in lower project expenditure, and a reduction in our investment around the town of Cajamarca, while this process is underway.



FIVE-YEAR STATISTICS BY OPERATION

Operational, financial and sustainability statistics

Production metrics

	Attributable tonnes treated/milled (Mt)				
	2017	**2016**	**2015**	**2014**	**2013**
South Africa	**38.9**	39.6	36.8	38.4	39.2
Vaal River					
Great Noligwa [1]				0.4	0.4
Kopanang	**0.6**	0.6	0.7	0.8	1.0
Moab Khotsong	**1.1**	1.0	0.9	0.7	0.7
West Wits					
Mponeng	**1.0**	1.1	0.8	1.1	1.6
TauTona (including Savuka)	**0.4**	0.6	0.8	0.9	1.0
Surface Operations					
Surface Operations [2]	**35.8**	36.4	33.6	34.5	34.5
Continental Africa	**28.0**	27.6	27.2	29.9	26.9
DRC					
Kibali (45%) [3]	**3.4**	3.3	3.1	2.5	0.4
Ghana					
Iduapriem	**5.1**	5.1	4.7	4.9	4.8
Obuasi [4]	**–**	–	1.0	2.2	1.7
Guinea					
Siguiri (85%)	**9.9**	10.3	10.0	10.1	10.2
Mali					
Morila (40%)	**2.2**	1.5	1.2	1.3	1.4
Sadiola (41%)	**2.1**	2.0	2.1	2.1	2.0
Yatela (40%) [5]				0.9	1.0
Namibia					
Navachab [6]				0.7	1.4
Tanzania					
Geita	**5.4**	5.4	5.2	5.2	4.0

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Production metrics (continued)

		Attributable tonnes treated/milled (Mt)			
	2017	**2016**	**2015**	**2014**	**2013**
Australasia	**9.4**	8.9	8.2	7.8	4.3
Australia					
Sunrise Dam	**4.0**	4.0	3.9	3.8	3.4
Tropicana (70%) [3]	**5.4**	4.8	4.3	4.0	0.9
Americas	**7.5**	7.0	7.0	6.8	5.9
Argentina					
Cerro Vanguardia (92.5%)	**3.1**	2.9	3.1	3.0	2.3
Brazil					
AGA Mineração	**3.0**	2.8	2.6	2.5	2.3
Serra Grande	**1.4**	1.3	1.3	1.3	1.3
CONTINUING OPERATIONS	**83.8**	83.1	79.1	82.9	76.3
Discontinued operations					
Cripple Creek & Victor [7]			11.3	19.3	20.8
Total	**83.8**	83.1	90.4	102.2	97.1

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
[2] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
[3] Kibali and Tropicana began production in the fourth quarter of 2013
[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
[5] Yatela mine in closure from 2015
[6] Sold effective 30 June 2014
[7] Sold effective 3 August 2015



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Production metrics (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
South Africa						**903**	967	1,004	1,223	1,302
Vaal River										
Great Noligwa [1]				6.44	6.15				78	83
Kopanang	4.68	5.09	5.43	5.55	5.23	91	91	117	140	178
Moab Khotsong	8.15	9.05	8.50	11.04	9.47	294	280	254	234	212
West Wits										
Mponeng	7.33	7.90	8.44	8.99	7.10	224	254	219	313	354
TauTona (including Savuka)	6.56	7.59	8.46	8.21	7.34	91	146	209	232	235
Surface Operations										
Surface Operations [2]	0.17	0.16	0.18	0.20	0.22	192	186	193	223	240
Technology										
Technology						11	10	12	3	
Continental Africa						**1,453**	1,321	1,435	1,597	1,460
DRC										
Kibali (45%) [3]	2.44	2.49	2.93	2.95	3.41	268	264	289	237	40
Ghana										
Iduapriem	1.40	1.30	1.27	1.13	1.43	228	214	193	177	221
Obuasi [4]	–	–	1.47	4.67	4.94	3	3	53	243	239
Guinea										
Siguiri (85%)	1.01	0.79	0.80	0.89	0.82	324	259	255	290	268
Mali										
Morila (40%)	0.40	0.45	1.24	1.06	1.23	28	22	49	44	57
Sadiola (41%)	0.96	1.09	1.04	1.28	1.34	63	70	69	85	86
Yatela (40%) [5]				0.59	0.93				11	27
Namibia										
Navachab [6]				1.44	1.39				33	63
Tanzania										
Geita	3.13	2.74	3.18	2.86	3.54	539	489	527	477	459



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Production metrics (continued)

	Average grade recovered (g/t)					Attributable gold production (000oz)				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Australasia						559	520	560	620	342
Australia										
Sunrise Dam	2.02	1.98	1.97	2.13	2.46	238	228	216	262	276
Tropicana (70%) [3]	1.87	1.87	2.48	2.78	2.40	321	292	344	358	66
Americas						840	820	831	785	770
Argentina										
Cerro Vanguardia (92.5%)	7.50	7.45	6.88	6.08	6.58	283	281	278	246	241
Brazil										
AGA Mineração	4.97	5.31	5.63	5.65	5.70	424	407	421	403	391
Serra Grande	2.95	3.17	3.27	3.28	3.42	133	132	132	136	138
CONTINUING OPERATIONS						3,755	3,628	3,830	4,225	3,874
Discontinued operations										
Cripple Creek & Victor [7]			0.35	0.32	0.34			117	211	231
Total						3,755	3,628	3,947	4,436	4,105

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
[2] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
[3] Kibali and Tropicana began production in the fourth quarter of 2013
[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
[5] Yatela mine in closure from 2015
[6] Sold effective 30 June 2014
[7] Sold effective 3 August 2015



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Productivity (oz/TEC)

	2017	2016	2015	2014	2013
South Africa	3.57	3.56	3.74	4.40	4.47
Vaal River					
Great Noligwa [1]				2.69	2.51
Kopanang	1.97	1.82	2.41	2.68	3.11
Moab Khotsong	4.22	3.82	3.44	4.74	4.22
West Wits					
Mponeng	3.66	4.02	3.48	4.74	5.33
TauTona (including Savuka)	1.92	2.49	3.70	4.17	4.01
Surface Operations					
Surface Operations [2]	7.60	7.82	8.12	8.95	9.35
Continental Africa	23.01	20.70	20.61	14.36	9.97
DRC					
Kibali (45%) [3]	56.49	63.86	72.34	68.50	83.56
Ghana					
Iduapriem	18.34	17.36	16.32	20.14	18.41
Obuasi [4]		–	5.76	6.10	4.10
Guinea					
Siguiri (85%)	21.69	15.40	14.59	15.64	12.88
Mali					
Morila (40%)	15.76	10.19	15.98	10.13	17.88
Sadiola (41%)	12.62	13.97	13.46	14.23	10.56
Yatela (40%) [5]				10.73	10.21
Namibia					
Navachab [6]				6.97	5.63
Tanzania					
Geita	22.65	20.94	27.78	19.50	15.55

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Productivity (oz/TEC) (continued)

	2017	2016	2015	2014	2013
Australasia	**47.87**	46.81	55.84	62.00	49.64
Australia					
Sunrise Dam	**40.58**	44.96	45.09	58.29	50.22
Tropicana (70%) [3]	**55.20**	48.36	65.69	65.03	47.37
Americas	**13.34**	13.98	15.05	14.38	14.25
Argentina					
Cerro Vanguardia (92.5%)	**20.97**	22.05	22.82	21.14	20.89
Brazil					
AGA Mineração	**11.66**	12.36	13.58	13.03	12.97
Serra Grande	**10.13**	10.13	10.97	11.32	11.19
CONTINUING OPERATIONS	**9.66**	8.97	9.50	9.30	7.77
Discontinued operations					
Cripple Creek & Victor [7]			29.63	33.33	37.45

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015
[2] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit
[3] Kibali and Tropicana began production in the fourth quarter of 2013
[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
[5] Yatela mine in closure from 2015
[6] Sold effective 30 June 2014
[7] Sold effective 3 August 2015



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Costs

	Total cash costs ($/oz produced)					All-in sustaining costs [8] ($/oz sold)				
	2017	2016	2015	2014	2013	**2017**	2016	2015	2014	2013
South Africa	**1,085**	896	881	849	850	**1,245**	1,081	1,088	1,064	1,120
Vaal River										
Great Noligwa [1]				1,074	1,100				1,185	1,305
Kopanang	**1,534**	1,324	1,014	1,023	918	**1,593**	1,555	1,226	1,256	1,255
Moab Khotsong	**779**	729	798	685	797	**938**	884	1,018	903	1,223
West Wits										
Mponeng	**1,014**	779	874	746	719	**1,259**	1,011	1,170	981	1,016
TauTona (including Savuka)	**2,044**	1,148	883	882	920	**2,242**	1,345	1,044	1,059	1,149
Surface Operations										
Surface Operations [2]	**969**	899	912	941	883	**1,045**	1,004	1,006	1,153	969
Continental Africa	**720**	717	678	783	869	**953**	904	815	968	1,202
DRC										
Kibali (45%) [3]	**784**	740	609	578	471	**1,090**	893	642	588	529
Ghana										
Iduapriem	**823**	908	995	865	861	**1,033**	950	1,020	1,020	1,025
Obuasi [4]		167	966	1,086	1,406		440	1,185	1,374	2,214
Guinea										
Siguiri (85%)	**725**	784	827	799	918	**796**	915	965	917	1,085
Mali										
Morila (40%)	**974**	1,123	698	1,162	773	**1,218**	1,337	815	1,298	1,051
Sadiola (41%)	**900**	991	818	1,028	1,334	**1,019**	1,066	886	1,133	1,510
Yatela (40%) [5]				1,438	1,530				1,795	1,653
Namibia										
Navachab [6]				752	691				719	781
Tanzania										
Geita	**608**	530	480	599	515	**941**	844	717	890	833

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Costs (continued)

	Total cash costs ($/oz produced)					All-in sustaining costs [8] ($/oz sold)				
	2017	2016	2015	2014	2013	**2017**	2016	2015	2014	2013
Australasia	**743**	793	702	804	1,047	**1,062**	1,067	875	986	1,376
Australia										
Sunrise Dam	**919**	926	970	1,105	1,110	**1,203**	1,080	1,110	1,214	1,321
Tropicana (70%) [3]	**564**	630	492	545	568	**885**	970	671	752	1,113
Americas	**638**	578	576	676	653	**943**	875	792	974	1,011
Argentina										
Cerro Vanguardia (92.5%)	**522**	563	625	692	622	**772**	773	873	938	912
Brazil										
AGA Mineração	**671**	562	518	644	646	**1,006**	893	712	966	1,023
Serra Grande	**764**	634	635	748	719	**1,103**	1,020	861	1,062	970
CONTINUING OPERATIONS	**792**	744	712	785	836	**1,054**	986	910	1,020	1,195
Discontinued operations										
Cripple Creek & Victor [7]			894	829	732			1,030	1,147	927

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015

[2] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit

[3] Kibali and Tropicana began production in the fourth quarter of 2013

[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance

[5] Yatela mine in closure from 2015

[6] Sold effective 30 June 2014

[7] Sold effective 3 August 2015. Numbers included to the date of disposal

[8] Excludes stockpile write-offs



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Capital expenditure ($m)

	2017	2016	2015	2014	2013
South Africa	**150**	182	206	264	451
Vaal River					
Great Noligwa [1]				7	13
Kopanang	8	16	21	26	52
Moab Khotsong	42	42	47	45	117
West Wits					
Mponeng	72	76	85	97	171
TauTona (including Savuka)	13	25	28	35	59
Surface Operations					
Surface Operations [2]	12	17	17	46	39
Technology					
Technology	3	6	8	8	
Continental Africa	**409**	291	315	454	839
DRC					
Kibali (45%) [3]	110	92	124	179	341
Ghana					
Iduapriem	51	8	15	21	28
Obuasi [4]	–	6	23	82	196
Guinea					
Siguiri (85%)	70	50	25	26	25
Mali					
Morila (40%)	2	1	6	6	13
Sadiola (41%)	7	7	2	6	42
Yatela (40%)					3
Namibia					
Navachab [5]				1	5
Tanzania					
Geita	157	119	116	129	154
Other and non-controlling interests	12	8	4	4	32

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Capital expenditure ($m) (continued)

	2017	2016	2015	2014	2013
Australasia	**153**	109	78	91	285
Australia					
Sunrise Dam	62	32	29	31	39
Tropicana (70%) [3]	91	77	48	59	241
Other	–	–	1	1	5
Americas	**234**	225	196	225	253
Argentina					
Cerro Vanguardia (92.5%)	54	55	62	54	64
Brazil					
AGA Mineração	136	122	89	127	123
Serra Grande	38	43	33	38	40
Other and non-controlling interests	6	5	12	6	26
Other	**7**	4	4	6	8
CONTINUING OPERATIONS	**953**	811	799	1,040	1,836
Discontinued operations					
Cripple Creek & Victor [6]			58	169	157
Sub-total	953	811	857	1,209	1,993
Equity-accounted investments	(123)	(100)	(131)	(191)	(411)
Total	**830**	711	726	1,018	1,582

[1] *Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015*
[2] *For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash generating unit*
[3] *Kibali and Tropicana began production in the fourth quarter of 2013*
[4] *Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance*
[5] *Sold effective 30 June 2014*
[6] *Sold effective 3 August 2015*



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Average number of employees (permanent and contractor employees)

	2017	2016	2015	2014	2013
South Africa	**26,245**	28,507	28,325	29,511	32,406
Vaal River					
Great Noligwa [1]				2,207	2,731
Kopanang	**3,879**	4,055	4,052	4,424	5,365
Moab Khotsong	**6,143**	6,310	6,469	4,573	5,692
West Wits					
Mponeng	**5,962**	6,105	6,249	6,737	6,516
TauTona (including Savuka)	**3,822**	4,723	4,656	4,712	5,256
Surface Operations					
Surface Operations [2]	**3,161**	3,140	2,929	3,058	2,142
Other	**3,278**	4,174	3,970	3,800	4,704
Continental Africa	**13,593**	12,691	11,942	16,070	16,625
DRC					
Kibali (45%) [3]	**2,428**	2,180	2,061	2,245	158
Ghana					
Iduapriem	**1,598**	1,576	1,565	1,352	1,590
Obuasi [4]	**1,066**	766	856	3,541	5,194
Guinea					
Siguiri (85%)	**3,353**	3,509	3,445	3,494	3,673
Mali					
Morila (40%)	**305**	324	389	500	390
Sadiola (41%)	**592**	588	585	654	810
Yatela (40%) [5]				226	367
Namibia					
Navachab [6]				793	938
Tanzania					
Geita	**4,251**	3,748	3,041	3,265	3,504

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Average number of employees (permanent and contractor employees) (continued)

	2017	2016	2015	2014	2013
Australasia	**974**	925	836	832	925
Australia					
Sunrise Dam	489	422	400	374	457
Tropicana (70%) [3]	485	503	436	458	468
Americas	**8,511**	8,126	7,679	7,441	7,542
Argentina					
Cerro Vanguardia (92.5%)	2,001	1,877	1,687	1,640	1,696
Brazil					
AGA Mineração	4,932	4,662	4,546	4,398	4,377
Serra Grande	1,578	1,587	1,446	1,403	1,469
Other, including corporate and non-gold producing subsidiaries	2,157	2,400	2,731	3,056	8,104
CONTINUING OPERATIONS	**51,480**	52,649	51,513	56,910	65,602
Discontinued operations					
Cripple Creek & Victor [7]			753	1,147	832
Total	**51,480**	52,649	52,266	58,057	66,434

[1] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015

[2] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit

[3] Kibali and Tropicana began production in the fourth quarter of 2013

[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance

[5] Yatela mine in closure from 2015

[6] Sold effective 30 June 2014

[7] Sold effective 3 August 2015. Employee numbers included to the date of disposal



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Safety

	All injury frequency rate [1]					Number of fatalities				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
South Africa	**12.68**	12.02	10.81	11.85	12.63	**7**	6	9	4	6
Vaal River										
Great Noligwa [2]				15.44	12.06				0	0
Kopanang	**20.99**	21.37	17.50	13.56	17.58	**2**	1	1	1	0
Moab Khotsong	**15.55**	12.58	13.54	18.62	16.35	**1**	0	2	0	1
West Wits										
Mponeng	**18.88**	15.77	13.37	16.33	17.86	**4**	1	3	3	3
TauTona (including Savuka)	**12.79**	17.97	11.88	12.60	14.16	**0**	4	1	0	1
Surface Operations										
Surface Operations [3]	**4.21**	5.63	5.14	5.42	5.08	**0**	0	1	0	0
Other						**0**	0	1	0	1
Continental Africa	**0.39**	0.51	0.50	1.56	1.97	**0**	0	1	0	2
DRC										
Mongbwalu				1.98	6.15				0	0
Ghana										
Iduapriem	**0.39**	0.42	0.00	1.06	1.98	**0**	0	0	0	1
Obuasi [4]	**–**	0.30	1.28	3.01	2.39	**0**	0	1	0	1
Guinea										
Siguiri	**0.13**	0.13	0.13	0.39	0.64	**0**	0	0	0	0
Mali										
Sadiola	**1.25**	1.56	0.51	0.50	1.28	**0**	0	0	0	0
Yatela		2.34	0.95	0.00	0.00	**0**	0	0	0	0
Namibia										
Navachab [5]				6.39	5.58				0	0
Tanzania										
Geita	**0.43**	0.39	0.47	0.51	0.98	**0**	0	0	0	0

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Safety (continued)

	All injury frequency rate [1]					Number of fatalities				
	2017	2016	2015	2014	2013	**2017**	2016	2015	2014	2013
Australasia	**8.53**	9.49	8.56	10.73	7.91	**0**	0	0	0	0
Australia										
Sunrise Dam	**12.10**	8.24	11.59	12.54	11.19	**0**	0	0	0	0
Tropicana [6]	**6.11**	10.87	6.80	9.96	8.60	**0**	0	0	0	0
Americas	**3.29**	3.96	5.61	3.79	4.74	**0**	1	1	2	0
Argentina										
Cerro Vanguardia	**1.77**	2.39	1.63	1.40	0.58	**0**	0	0	0	0
Brazil										
AGA Mineração	**3.48**	3.46	5.51	4.22	5.94	**0**	1	1	2	0
Serra Grande	**5.49**	8.05	9.49	4.53	6.10	**0**	0	0	0	0
Colombia	**1.26**	2.56	1.64	0.32	2.51	**0**	0	0	0	0
United States										
Cripple Creek & Victor			19.47	9.54	9.89			0	0	0
Greenfields exploration	**2.24**	2.52	7.96	3.57	4.20	**0**	0	0	0	0
Total	**7.49**	7.71	7.18	[7] 7.36	7.48	**7**	7	11	6	8

[1] Per million hours worked

[2] Great Noligwa and Moab Khotsong are treated as one cash-generating unit from 1 January 2015

[3] For the purposes of this report, Surface Operations includes MWS, which is operated and managed as a separate cash-generating unit

[4] Obuasi was placed on limited operations at the end of 2014. In 2016 and 2017, Obuasi was on care and maintenance

[5] Sold effective 30 June 2014

[6] Tropicana began production in the fourth quarter of 2013

[7] All injury frequency rate for the group adjusted for the earthquake impact is 7.15



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Environmental performance [1]

	Energy usage (PJ)					Water usage (ML)				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
South Africa	**10.05**	10.54	10.65	11.31	11.80	**20,503**	23,161	25,182	27,219	27,228
Vaal River [2]	**4.61**	4.87	[6] 4.89	5.31	5.63	**10,813**	12,275	13,259	13,402	14,331
West Wits [2]	**4.61**	4.93	5.03	5.24	5.54	**3,688**	4,411	3,949	2,626	3,160
Mine Waste Solutions	**0.83**	0.74	0.73	0.76	0.62	**6,002**	6,475	7,974	11,191	9,737
Continental Africa	**9.17**	8.46	[6] 8.41	[6] 9.47	12.01	**16,651**	11,911	16,931	17,582	21,031
Ghana										
Iduapriem	**1.46**	1.02	0.89	0.62	1.25	**2,137**	936	750	342	795
Obuasi [3]	**0.26**	0.30	0.56	1.46	1.77	**–**	–	3,129	3,696	3,685
Guinea										
Siguiri	**2.40**	2.58	[6] 2.50	[6] 2.36	2.31	**6,349**	3,395	5,145	5,375	6,478
Mali										
Sadiola	**1.55**	1.40	1.40	1.59	2.11	**3,476**	3,940	4,625	4,051	4,330
Yatela	**–**	0.10	0.12	0.24	0.52	**–**	4	33	17	254
Namibia										
Navachab [3]					0.74					1,005
Tanzania										
Geita	**3.49**	3.07	2.93	3.21	3.32	**4,689**	3,637	3,249	4,101	4,484
Australasia	**6.32**	5.62	5.14	5.52	2.81	**6,783**	7,577	6,648	6,749	3,925
Australia										
Sunrise Dam	**2.18**	2.03	1.97	2.29	2.14	**1,115**	1,779	1,772	1,866	1,828
Tropicana [4,5]	**4.14**	3.59	3.17	3.23	0.73	**5,668**	5,798	4,876	4,883	[5] 2,097

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Environmental performance [1] (continued)

	Energy usage (PJ)					Water usage (ML)				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Americas	4.23	3.94	4.86	6.04	6.06	8,283	8,067	10,839	12,170	11,732
Argentina										
Cerro Vanguardia	1.90	1.76	1.69	1.71	1.72	1,487	1,152	1,121	1,079	964
Brazil										
AGA Mineração	1.77	1.64	1.53	1.48	1.40	5,292	5,292	5,959	6,233	6,346
Serra Grande	0.56	0.54	0.48	0.48	0.45	1,504	1,623	1,507	1,921	1,379
United States										
Cripple Creek & Victor			1.16	2.37	2.42			2,252	2,937	3,042
Total	29.76	28.55	[6] 29.06	[6] 32.34	32.68	52,219	50,716	59,601	63,721	63,916

[1] Refer to the *<SDR>* for definitions of these environmental indicators
[2] These include consumption by Surface Operations' facilities located in these areas
[3] Sold effective 30 June 2014
[4] Excludes pre-production water use at Tropicana
[5] Tropicana began production in the fourth quarter of 2013
[6] Restated due to error in source data for 2014 and 2015



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
South Africa	**2,733**	2,864	2,756	2,981	3,025	**1**	0	1	1	3
Vaal River [2]	**1,242**	1,282	[5] 1,232	1,360	1,415	**0**	0	1	0	0
West Wits [2]	**1,290**	1,375	1,331	1,420	1,445	**0**	0	0	0	0
Mine Waste Solutions	**201**	207	193	201	165	**1**	0	0	1	3
Continental Africa	**666**	682	[5] 694	[5] 824	969	**2**	0	2	4	5
Ghana										
Iduapriem	**124**	108	95	74	113	**0**	0	0	0	1
Obuasi [4]	**36**	41	79	198	199	**2**	0	2	1	3
Guinea										
Siguiri	**163**	194	[5] 189	[5] 178	175	**0**	0	0	0	0
Mali										
Sadiola	**106**	104	104	118	156	**0**	0	0	0	0
Yatela	**–**	7	9	18	38	**0**	0	0	0	0
Namibia										
Navachab [3]					42				0	0
Tanzania										
Geita	**238**	228	218	238	246	**0**	0	0	3	1
Australasia	**372**	336	336	359	174	**0**	0	0	0	2
Australia										
Sunrise Dam	**122**	113	116	135	123	**0**	0	0	0	0
Tropicana [5]	**250**	223	220	224	51	**0**	0	0	0	2

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Environmental performance [1] (continued)

	GHG emissions (000t CO_2e)					No. of reportable environmental incidents				
	2017	2016	2015	2014	2013	**2017**	2016	2015	2014	2013
Americas	**182**	180	375	449	399	**0**	0	1	0	0
Argentina										
Cerro Vanguardia	**106**	120	115	118	119	**0**	0	0	0	0
Brazil										
AGA Mineração	**52**	41	41	36	32	**0**	1	1	0	0
Serra Grande	**24**	19	15	14	15	**0**	0	0	0	0
United States										
Cripple Creek & Victor			204	281	233			0	0	0
AngloGold Ashanti	**3,953**	4,062	[6] 4,162	[6] 4,613	4,566	**3**	1	4	5	10

[1] Refer to the <SDR> for definitions of these environmental indicators
[2] These include consumption by Surface Operations' facilities located in these areas
[3] Sold effective 30 June 2014
[4] Obuasi was placed on limited operations at the end of 2014. In 2016, Obuasi was on care and maintenance
[5] Tropicana began production in the fourth quarter of 2013
[6] Restated due to error in source data



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Social performance [1]

Community investment ($000)	2017	2016	2015	2014	2013
South Africa [2]	**5,971**	4,584	6,288	8,073	8,391
Continental Africa	**9,025**	7,562	6,008	3,933	13,279
Ghana					
Iduapriem	**415**	202	134	148	302
Obuasi	**120**	60	204	208	1,197
Guinea					
Siguiri (85%)	**890**	1,706	501	220	1,326
Mali					
Morila (40%)	**47**	10	42	81	56
Sadiola (41%) and Yatela (40%)	**455**	449	241	175	126
Namibia					
Navachab [3]				44	59
Tanzania					
Geita	**6,331**	4,176	3,757	1,973	5,489
DRC					
Kibali (45%) [4]	**768**	959	1,129	654	4,140
Mongbwalu (86.22%)				430	584
Australasia	**684**	552	344	247	463
Australia					
Sunrise Dam	**684**	552	344	247	301
Tropicana [4]	**–**	–	–	–	125

See footnotes overleaf



FIVE-YEAR STATISTICS BY OPERATION CONTINUED

Operational, financial and sustainability statistics continued

Social performance [1] (continued)

Community investment ($000)	2017	2016	2015	2014	2013
Americas	**9,834**	9,016	4,159	3,659	5,761
Argentina					
Cerro Vanguardia (92.5%)	8,885	5,814	712	1,223	1,096
Brazil					
AGA Mineração	377	1,758	1,574	712	1,297
Serra Grande	114	383	142	153	472
Colombia	451	1,053	1,154	993	1,905
United States					
Cripple Creek & Victor/Denver office	7	8	577	578	991
Sub-total	**25,515**	21,715	16,799	15,912	27,894
Equity-accounted investments	**(1,460)**	(1,559)	(1,571)	(1,113)	(5,358)
Total	**24,055**	20,156	15,228	14,799	22,536

[1] Refer to the <SDR> for the definition of this social indicator
[2] Community investment at the South African operations is aggregated and is overseen via the corporate entity and includes corporate community investment
[3] Sold effective 30 June 2014
[4] Kibali and Tropicana began production in the fourth quarter of 2013



MINERAL RESOURCE AND ORE RESERVE — SUMMARY

The Mineral Resource and Ore Reserve for AngloGold Ashanti Limited (AngloGold Ashanti) are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016 edition), and also conform to the standards set out in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code, 2012 Edition).



The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the SAMREC Code, the changes to AngloGold Ashanti's Mineral Resource and Ore Reserve have been reviewed and it was concluded that none of the changes are material to the overall valuation of the company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the Code, apart from the maiden Ore Reserve declaration for Gramalote. The company continues to provide the high level of detail it has in previous years in the <R&R> in order to comply with the transparency requirements of the code.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio.

Gold price

The following local prices of gold were used as a basis for estimation in the December 2017 declaration:

2017 Ore Reserve – gold price
$1,100/oz

2017 Mineral Resource – gold price
$1,400/oz

	Local prices of gold			
	South Africa ZAR/kg	Australia AUD/oz	Brazil BRL/oz	Argentina ARS/oz
2017 Ore Reserve	512,059	1,491	3,573	17,898
2017 Mineral Resource	601,870	1,824	4,492	21,242

The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-range commodity price and exchange rate forecasts that are reviewed annually and are prepared in-house using a range of techniques including historic price averages.

Picture: Serra Grande, Brazil

MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED

MINERAL RESOURCE

The AngloGold Ashanti gold Mineral Resource reduced from 214.7Moz in December 2016 to 208.2Moz in December 2017. This gross annual decrease of 6.6Moz includes depletion of 4.8Moz. The balance of 1.8Moz reductions in Mineral Resource, results from an increase due to exploration and modelling changes of 1.9Moz and a reduction due to other factors of 0.4Moz, while changes in economic assumptions resulted in a 3.3Moz reduction. The Mineral Resource has been estimated at a gold price of $1,400/oz (2016: $1,400/oz).

The AngloGold Ashanti copper Mineral Resource increased from 7,933 million pounds in December 2016* to 8,000 million pounds in December 2017. The increase was due to the attributable percentage for Quebradona increasing from 92.72% to 93.5%. The Mineral Resource has been estimated at a copper price of $3.16/lb (2016: $2.90/lb).

*   Previously reported as a by-product in the <R&R>

Gold: Mineral Resource

		Moz
Mineral Resource as at 31 December 2016		**214.7**
Depletions		(4.8)
	Sub-total	**209.9**
Additions		
Siguiri	Decreased costs resulted in a reduced cutoff grade	1.4
Obuasi	Mineral Resource update based on recaptured geological data	0.6
Other	Additions less than 0.5Moz	1.6
	Sub-total	**213.5**
Reductions		
TauTona	Mine put into orderly closure and part of the Mineral Resource transferred to Mponeng	(2.6)
West Wits Surface	Cost increase resulted in reductions	(0.8)
Moab Khotsong	Due primarily to reclassification of Mineral Resource	(0.8)
Other	Reductions less than 0.5Moz	(1.1)
Mineral Resource as at 31 December 2017		**208.2**

Rounding of numbers may result in computational discrepancies

Gold: Mineral Resource reconciliation 2016 vs. 2017 (Moz)
Total (attributable)





Picture: Tropicana, Australia

MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED

ORE RESERVE

The AngloGold Ashanti gold Ore Reserve reduced from 50.1Moz in December 2016 to 49.5Moz in December 2017. This gross annual decrease of 0.6Moz includes depletion of 4.3Moz. The balance of 3.7Moz additions in Ore Reserve, results from exploration and modelling changes of 4.0Moz and other factors of 0.5Moz, while changes in economic assumptions resulted in a 0.8Moz reduction. The Ore Reserve has been estimated using a gold price of $1,100/oz (2016: $1,100/oz).

Gold: Ore Reserve

		Moz
Ore Reserve as at 31 December 2016		50.1
Depletions		(4.3)
	Sub-total	45.8
Additions		
Gramalote	Positive prefeasibility study complete and approved by board	1.8
AGA Mineração	Inclusion of transitional and sulphide material in the Córrego do Sítio Rosalino open-pit as well as Mineral Resource conversions	0.8
Tropicana	Model update for Havana South and new designs for Boston Shaker	0.6
Obuasi	Updated mine plan based on updated Mineral Resource models	0.4
Cerro Vanguardia	Due to improved methodology	0.3
Other	Additions less than 0.3Moz	0.8
	Sub-total	50.5
Reductions		
TauTona	Mine has been placed into orderly closure	(0.7)
Other	Reductions less than 0.3Moz	(0.3)
Ore Reserve as at 31 December 2017		49.5

Rounding of numbers may result in computational discrepancies

Gold: Ore Reserve reconciliation 2016 vs. 2017 (Moz)
Total (attributable)





Picture: Geita, Tanzania



MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED



Sale of assets

AngloGold Ashanti announced on 19 October 2017 that it was selling various assets in the Vaal River region of its South African operations. As at 31 December 2017, the sales processes were still underway and therefore do not affect the stated Mineral Resource and Ore Reserve for 2017. However, with the conclusion of the sales at the end of February 2018, the following reductions in the Mineral Resource and Ore Reserve will take place:

Kopanang:

Mineral Resource	3.02Moz
Ore Reserve	0.36Moz

Moab Khotsong:

Mineral Resource	16.30Moz
Ore Reserve	4.87Moz

Surface Operations:

Mineral Resource	0.87Moz
Ore Reserve	0.87Moz

By-products

Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include 40.4kt of uranium oxide from the South African operations, 0.37Mt of sulphur from Brazil and 21.8Moz of silver from Argentina.

Corporate governance

AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC), which is responsible for setting and overseeing the company's Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the company's goals and objectives while complying with all relevant regularity codes. Its membership and terms of references are mandated under a policy document signed off by the Chief Executive Officer.

Over more than a decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Ore Reserve estimates. The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

- Mineral Resource and Ore Reserve at Mponeng
- Mineral Resource at Obuasi
- Ore Reserve at Obuasi
- Mineral Resource and Ore Reserve at Tropicana
- Mineral Resource and Ore Reserve at Gramalote
- Mineral Resource and Ore Reserve at Kibali

The external reviews were conducted by AMEC, Aranz Geo, Snowden, Optiro, SRK and Optiro respectively. Certificates of sign-off have been received from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and JORC Codes and AngloGold Ashanti's internal reporting guidelines.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX).

Picture: Moab Khotsong, South Africa



MINERAL RESOURCE AND ORE RESERVE — SUMMARY CONTINUED

AngloGold Ashanti makes use of a web-based group reporting database called the Mineral Resource and Ore Reserve Reporting System (Rcubed) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore Reserve that supports various regulatory reporting requirements including the SEC and the JSE under SAMREC. AngloGold Ashanti uses R3 to ensure a documented chain of responsibility exists from the competent persons at the operations to the RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.

Competent Persons

The information in this report relating to exploration results, the Mineral Resource and the Ore Reserve is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC or JORC Codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and their respective Ore Reserve have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed in the 2017 Mineral Resource and Ore Reserve document.

Accordingly, the chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. VA Chamberlain has 30 years' experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa Street, Newtown, 2001, South Africa.

A detailed breakdown of AngloGold Ashanti's Mineral Resource and Ore Reserve and backup detail are provided on the websites, www.anglogoldashanti.com and www.aga-reports.com.





MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED

Mineral Resource (inclusive)		Mineral Resource (exclusive)	
Contained gold	Gold grade	Contained gold	Gold grade
208 Moz	**1.74** g/t	**145** Moz	**1.79** g/t

Gold: Mineral Resource by region (attributable) inclusive of Ore Reserve

Gold as at 31 December 2017	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
South Africa	Measured	138.59	1.83	254.26	8.17
	Indicated	741.80	2.29	1,696.52	54.54
	Inferred	28.22	14.52	409.69	13.17
	Total	**908.62**	**2.60**	**2,360.47**	**75.89**
Continental Africa	Measured	47.06	1.75	82.34	2.65
	Indicated	467.81	2.60	1,218.43	39.17
	Inferred	203.41	3.41	693.91	22.31
	Total	**718.27**	**2.78**	**1,994.69**	**64.13**
Australasia	Measured	33.57	0.97	32.40	1.04
	Indicated	127.10	1.98	251.04	8.07
	Inferred	35.38	1.84	64.93	2.09
	Total	**196.05**	**1.78**	**348.37**	**11.20**
Americas	Measured	27.47	5.07	139.23	4.48
	Indicated	1,064.46	0.99	1,054.24	33.89
	Inferred	802.73	0.72	577.57	18.57
	Total	**1,894.67**	**0.93**	**1,771.04**	**56.94**
AngloGold Ashanti total	Measured	246.70	2.06	508.24	16.34
	Indicated	2,401.18	1.76	4,220.23	135.68
	Inferred	1,069.74	1.63	1,746.09	56.14
	Total	**3,717.61**	**1.74**	**6,474.56**	**208.16**

Gold: Mineral Resource by region (attributable) exclusive of Ore Reserve

Gold as at 31 December 2017	Category	Tonnes million	Grade g/t	Contained gold tonnes	Moz
South Africa	Measured	8.75	20.06	175.41	5.64
	Indicated	82.13	10.28	844.59	27.15
	Inferred	15.83	15.97	252.82	8.13
	Total	**106.71**	**11.93**	**1,272.82**	**40.92**
Continental Africa	Measured	4.80	4.78	22.96	0.74
	Indicated	276.51	2.65	733.10	23.57
	Inferred	203.00	3.42	693.59	22.30
	Total	**484.31**	**2.99**	**1,449.65**	**46.61**
Australasia	Measured	10.53	0.57	6.05	0.19
	Indicated	84.41	1.79	151.43	4.87
	Inferred	35.38	1.84	64.93	2.09
	Total	**130.32**	**1.71**	**222.41**	**7.15**
Americas	Measured	16.59	6.11	101.42	3.26
	Indicated	982.51	0.92	903.33	29.04
	Inferred	800.69	0.72	573.94	18.45
	Total	**1,799.79**	**0.88**	**1,578.70**	**50.76**
AngloGold Ashanti total	Measured	40.67	7.52	305.84	9.83
	Indicated	1,425.56	1.85	2,632.45	84.64
	Inferred	1,054.90	1.50	1,585.28	50.97
	Total	**2,521.13**	**1.79**	**4,523.57**	**145.44**

Rounding of numbers may result in computational discrepancies



MINERAL RESOURCE AND ORE RESERVE – SUMMARY CONTINUED

Mineral Resource (inclusive)		Ore Reserve	
Contained copper*	**Copper grade**	**Contained gold**	**Gold grade**
8,000 Mlb	**0.63**%Cu	**50**Moz	**1.32**g/t

Copper: Inclusive Mineral Resource by region - attributable

Copper as at 31 December 2017		Tonnes	Grade	Contained copper (Cu)	
	Category	million	%Cu	Tonnes million	Pounds million
Americas	Measured	–	–	–	–
	Indicated	105.25	1.08	1.14	2,508
	Inferred	471.60	0.53	2.49	5,492
	Total	**576.85**	**0.63**	**3.63**	**8,000**
AngloGold Ashanti total	Measured	–	–	–	–
	Indicated	105.25	1.08	1.14	2,508
	Inferred	471.60	0.53	2.49	5,492
	Total	**576.85**	**0.63**	**3.63**	**8,000**

* The copper Mineral Resource exclusive and inclusive of the Ore Reserve are the same as there is no Ore Reserve
Rounding of numbers may result in computational discrepancies

Gold: Ore Reserve by region (attributable)

Gold as at 31 December 2017		Tonnes	Grade	Contained gold	
	Category	million	g/t	tonnes	Moz
South Africa	Proved	131.24	0.50	65.22	2.10
	Probable	663.28	1.00	665.99	21.41
	Total	**794.52**	**0.92**	**731.21**	**23.51**
Continental Africa	Proved	35.79	1.48	53.06	1.71
	Probable	184.07	2.57	472.31	15.19
	Total	**219.86**	**2.39**	**525.37**	**16.89**
Australasia	Proved	23.04	1.14	26.33	0.85
	Probable	42.69	2.33	99.60	3.20
	Total	**65.73**	**1.92**	**125.94**	**4.05**
Americas	Proved	8.89	2.89	25.67	0.83
	Probable	81.83	1.61	131.68	4.23
	Total	**90.72**	**1.73**	**157.35**	**5.06**
AngloGold Ashanti total	Proved	198.96	0.86	170.29	5.47
	Probable	971.87	1.41	1,369.57	44.03
	Total	**1,170.83**	**1.32**	**1,539.86**	**49.51**



PLANNING FOR THE FUTURE

Our exploration programme covers greenfields and brownfields projects. Exploration within AngloGold Ashanti is focused on creating significant value for the company by providing long-term optionality and improving the quality of our portfolio.



Exploration

The objectives are met by:

- Greenfields exploration, which aims to discover a large, high-value Mineral Resource that will ultimately lead to the development of new gold mines. AngloGold Ashanti's greenfields exploration team has been recognised for three years in succession, as the industry's most successful team in terms of Mineral Resource discovery by SNL*, a leading industry research group. The team has a proven track record that includes the discovery of world-class ore bodies at Tropicana, La Colosa, Gramalote, and Nuevo Chaquiro. These discoveries are attributed to our committed and professional team of geoscientists working on a portfolio of highly prospective and rigorously prioritised greenfields ground holdings.
- Brownfields exploration, which focuses on delivering value through incremental additions to the Ore Reserve in existing mines as well as new discoveries in defined areas around existing operations. Brownfields exploration actively seeks to create of value by growing our Mineral Resource and Ore Reserve, our major asset. The brownfields exploration programme is based on innovation in geological modelling and mine planning, and continual optimisation of our asset portfolio.

* *SNL 2016 Strategies for Gold Reserves Replacement, best for the period studied from 2001-2015, page 16*

Greenfields exploration

Our greenfields holdings/tenements consist of over 9,000km² of highly-prospective ground in four countries: Australia, Colombia, Brazil and the United States and include ground positions in Argentina and Tanzania. Actual expenditure on greenfields exploration activities was $30.7m in 2017 and this included over 64km of diamond, reverse circulation and aircore drilling.

In **Australia**, in the Laverton district, exploration commenced as part of the Butcher Well and Lake Carey farm-in agreement with Saracen Mineral Holdings. The agreement gives AngloGold Ashanti earn-in rights to 340km² of tenements on and along the western margin of Lake Carey in the Laverton district of Western Australia, including those hosting the historically-mined Butcher Well gold deposits. AngloGold Ashanti can earn

Picture: La Colosa, Colombia



PLANNING FOR THE FUTURE CONTINUED

up to 70% of the joint venture by spending A$15m within 48 months from start date to earn 51% and a further A$10m within 24 months thereafter to earn 70%. Work completed as part of the agreement in 2017 included 26.6km of reverse circulation and diamond drilling, 20.4km of aircore drilling and 3,897 ground gravity stations. The work focused on Butcher Well, where drilling returned several very encouraging intercepts. In addition, aircore drilling at the nearby Mt Minnie project returned several encouraging results over 3km of strike extent and follow up reverse circulation and diamond drilling confirmed these results.

In **Brazil**, exploration focused on the Tromai joint venture (AngloGold Ashanti earning into 70% equity from Trek Mining). The work focused on acquisition of regional airborne magnetic, radiometric and electromagnetic data in addition to reverse circulation and diamond drilling of known structures associated with artisanal mining and soil geochemistry. A total of 26,549-line km of magnetic/radiometric data were collected along with 4,560km of electromagnetic data. In addition, 4.7km of diamond drilling and 5.7km of reverse circulation drilling were completed. Moderate results were received and further work is planned to test targets generated from airborne geophysical techniques.

In the **United States**, a reconnaissance rotosonic drill programme was completed at the Celina project in Minnesota (100% AngloGold Ashanti) with 29 holes drilled for 1,034m. A regional magnetic airborne survey was also completed over a total of 50,697km. In addition, we successfully bid for 238 additional mining claims covering 382km² in Minnesota In Nevada, AngloGold Ashanti entered into an option agreement with Renaissance Gold for the Silicon Project whereby AngloGold Ashanti will make a series of payments over a three-year period to acquire 100% of the project area. Exploration activities conducted at Silicon included geological and spectral mapping, along with surface geochemical sampling in preparation for diamond drill testing of the low-sulphidation vein target in 2018.

In **Colombia**, at Nuevo Guintar (100% AngloGold Ashanti), activities focused on reaching a decision point. Soil sampling, ground magnetic and induced polarisation (IP) programmes were completed along with a 1,478m diamond drilling programme. The principle target was a 500m by 300m gold and multi-element soil geochemistry anomaly with an epithermal signature. No significant results were received from the diamond drilling.

In **Tanzania** and **Argentina**, early stage grassroots evaluation and reconnaissance programmes progressed.

Brownfields exploration

Brownfields exploration was carried out in 10 countries, in and around AngloGold Ashanti operations. A total of 594,794m of diamond and reverse circulation drilling was completed during the year.

South Africa: Exploration in the South Africa region continued with a total of four holes drilled at Mponeng's Western Ultra Deep Levels (WUDLs). All these holes target the Ventersdorp Contact Reef.

Surface drillholes UD60 and UD58A were completed and the sites rehabilitated. Piloting of surface drill hole UD63A and UD61 was completed. Site establishment is underway and the foundations have been completed.

Argentina: At Cerro Vanguardia, drilling achieved 15,620m and focused firstly on testing ground magnetics anomalies around Laura, Sonia and extensions of Vanguardia 2 veins, and secondly on defining lateral and down-dip extensions of mineralisation in poorly-drilled areas of Ariadna, El Palo, Gesica, Patricia, Patty, Teresa, Vanguardia E and 3W, Verónica, Goyo, Portero, Zorro veins. The Claudia joint venture earn-in was concluded ahead of its first-year anniversary. A ground geophysics programme designed to search for shallow blind structures is ongoing and will continue in the first half of 2018.

Brazil: In the Iron Quadrangle, at Cuiabá, exploration activities focused on underground drilling for orebody extension, Mineral Resource conversion and testing of targets. Deep drilling moved from L28-30 to L24 to reach the northern edge of the Cuiabá structure.

Regional mapping and sampling continued around Cuiabá at the Pompeu target, with 45% of the soil sampling programme executed and 582 samples collected. The programme, which is aimed at developing drill targets, is expected to be completed in the first half of 2018 .

At Lamego, drilling was done at Cabeça de Pedra and at Carruagem. The drilling was predominantly focused on the Carraguem SW orebody where drilling is being undertaken from a hangingwall drive. The results are promising, especially on the normal limb where the Carraguem orebody shows continuity along with Carraguem SW. Mineral Resource modelling is in progress.

Exploration drilling at Córrego do Sítio (CdS) achieved 53,987m, with 78% (41,903m) of the drilling being done underground in the CdSI and CdSII mines. The purpose of these drilling programmes was for Mineral Resource conversion to support the production plan. Surface exploration drilling (12,084m) had three distinct purposes, targeting Mineral Resource addition (3,463m), Mineral Resource conversion (8,515m) and new targets (106m).



PLANNING FOR THE FUTURE CONTINUED

A total of 38,500m was drilled at Serra Grande. Exploration focused on extension and infill of known ore bodies, this included drilling at Orebody IV, Structure III, Inga, Pequizao, Palmeiras and Mangaba. Positive results were achieved from the Mangaba target that increased the orebody's grade confidence, while continuity of the inferior zone was confirmed at Flamboyant. Significant intersections were returned from the down-plunge extension of Orebody VI, confirming both grade and thickness, as well as from structures below Orebody VI. At Structure III and on Orebody A, significant intersections were obtained confirming that theory that layers were repeated and the ore zones stacked as well as down-plunge projections.

Field work continued on regional leases and confidentiality agreements were signed with interested parties.

Colombia: A total of 3,724m were drilled at Gramalote before the decision was made to stop drilling in the first half of the year. Field-based exploration focused on rock chip sampling and soil sampling at the San Javier, Santa Barbara, and Encarnaciones targets to continue delineation of the quartz vein systems identified in those areas.

The La Colosa project was formally placed on care and maintenance in the first quarter and consequently, all field activities came

to an end in April 2017. As part of the site investigation, geotechnical and hydrology drilling programmes, 946m were drilled.

A total of 2,132m was drilled at Quebradona. In June, the decision was made halt the drilling programme owing to budget constraints. During the second half of the year, work focused on supporting the prefeasibility study with field activities, geological and geotechnical logging.

Tanzania: Drilling programmes focused on both surface and underground operations. Surface drilling projects included Nyankanga Block 5 (Cut 9), Matandani BST, Geita Hill East, Star & Comet Cut 2 NW Extension, Geita Hill-Lone Cone Blocks 1 & 2 (underground potential), Nyankanga 3D Seismic Targets 1 & 5 and reconnaissance drilling at Selous Satellite target. Underground drilling programmes were carried out at Nyankanga Block 5 and Star & Comet Cuts 2 & 3 projects. A total of 347 drillholes (48,561m) were completed.

Surface geological mapping was carried out within the Nyamulilima Block on areas around Selous-Mabe-Xanadu, Roberts South, Star & Comet Cut 2 NW & South as well as on areas around Ridge 8 and in the Star & Comet Cut 3 – Ridge 8 Gap. The focus of the mapping exercise was to establish the surface geology of the prospective areas of Nyamulilima Block and define the potential targets for future

exploration. Surface geological mapping was also carried out at Kalondwa Hill, Fikiri-Jumanne-Samena through to Prospect 30 targets, to support target generation and prioritisation of future exploration works.

Guinea: At Siguiri, exploration activities included reconnaissance drilling on the John Deere, Kolenda South and Silakoro NE targets, as well as Mineral Resource definition drilling at Kami, Tubani, Silakoro, Seguelen, Sokunu and Foulata. A total of 48,198m was drilled during the year.

Preliminary interpretation of the airborne magnetic and a radiometric geophysical survey over portions of Block 1 and Block 2 and the Saraya West licence were completed. Seven targets were identified across the Seguelen West area, as well as an area northeast of the Foulata deposit and potential extensions of the Saraya mineralisation within the Saraya West licence.

Target generation and evaluation of the Corridor Blocks and tailings storage facilities exploration licences was carried out.



Picture: Gramalote, Colombia

PLANNING FOR THE FUTURE CONTINUED

This was followed by field mapping. Soil sampling programmes to cover an untested area in the northwest of Block1 and on Saraya West PL were completed.

Ghana: No exploration was conducted at Obuasi. At Iduapriem, 7,214m of drilling was completed at the Block 1W/Nueng. Drilling targeted a fold model which predicted the conglomerate reef package near surface. It intersected the conglomerate reef package at 153m to 168m and the later part of the drilling campaign continued to confirm a single, truncated A reef.

At Block 4S, a total of 1,708m was drilled to upgrade material to Indicated Mineral Resource, increasing confidence in the structural model and modelling of reef displacement along the main fault.

A mapping campaign at Block 5 Extension informed the drill plan to intersect the mapped reef packages perpendicularly. A total of 2,412m was drilled with the aim of resolving the full extent of the reef packages along strike and the influence of faults and intrusives on the conglomerates. Recent mapping at the northern extent of the pit reveals continuation of the reefs with a southeast dip direction as opposed to the eastern dip direction that exists within the main pit.

Democratic Republic of the Congo: Drilling (22,364m) at Kibali focused around the Sessenge, Kombokolo, Aerodrome-Pamao, Pamao-Makoke-Megi, Rhino-Agbarabo and KZD areas. Regional exploration covered the Kalimva-Ikamva, Belengo, Aindi Watsa-Dilolo-Zambula, Ndala North and South KZ areas.

At the KCD pit, the results were received for the 1,491m deep diamond drilling to test the down-plunge projection of the Banded Ironstone Formation. Results confirmed the down-plunge extension of the 3000 lode, the 5000 lode and a new lode. A follow up programme from underground will test this further.

At Kalimva, the second phase (26 holes totalling 3,072m) of reverse circulation drilling was completed to test high-grade shoots within the 1.6km long shear system. Logging and assay results received to date support a model with five stacked, plunging shoots of >2g/t within the 1.6km strike. At Ikamva, a fence of seven reverse circulation holes were drilled to follow up on the pit optimisation done in the western part of Ikamva. The observed mineralised zone is thinner and deeper than expected and some of the holes ended in mineralisation. Another phase of close spaced drilling is planned.

Mali: At Sadiola, a total of 14,260m of drilling was completed. Reverse circulation drilling for oxide potential was completed at Sadiola South, Tambali West, Dogofile South, Timbabougouni, Voyager West, Tabakoto West and Lakanfla. Drilling focused on the new oxide targets identified at a targeting workshop held in June with participants from SEMOS, IAMGOLD and AngloGold Ashanti.

Australia: A total of 88,871m of exploration drilling was done at Sunrise Dam targeting the Vogue Deeps, the western area of Vogue 1800, 1600 and 1400 Blocks, Cosmo, northern and down dip extensions to Cosmo and Cosmo East, Dolly Porphyry, Carey Shear, Elle and Astro North ore bodies.

The drilling results from Vogue continue to be encouraging with significant intercepts returned from all panels. Assay results from definition drilling in the southern panel of Cosmo and Cosmo East down dip were returned with one significant intercept returned from Cosmo East down dip, and three significant intercepts from an isolated area between the Dolly and Cosmo ore bodies. Further drilling from the southern panel will be completed during 2018.

Drilling of the Carey Shear continued from a drill platform in the COS1630. One significant intercept was returned for Carey Shear with two further significant intercepts returned from further up hole. Drilling of this target will continue in the first half in 2018.

Mineral Resource definition drilling of the Elle target continued and Mineral Resource creation drilling to the south commenced. Seven significant intercepts were returned for Elle, and nine significant intercepts related to the Midway shears in this area.

Blue sky tangible drilling of Astro North began and assay results are pending.

At Tropicana, a total of 93,428m of drilling was completed. During the first half of 2017, drilling targeted Sanpan, Zebra, New Zebra, Hat-Trick, Springbok, Southern Mining Lease (ML) conceptual targets, Angel Eyes, Beetlejuice, Crouching Tiger, Kamikaze and Little Wing targets.

Resource development drilling continued to complete extensional drilling at Boston Shaker to evaluate the underground potential down dip of the Long Island pit design. Following the scoping study which is currently underway, a prefeasibility study on underground mining will begin in 2018, in conjunction with infill drilling programmes.

Find more detail on the company's exploration programmes under Exploration Updates on the company's website. [1]



USEFUL LINKS

[1] *www.anglogoldashanti.com*



PLANNING FOR THE FUTURE CONTINUED

Rehabilitation and closure

Rehabilitation and closure make up the final stage in the mining process.

This happens as mines eventually exhaust their economically viable resources and mining operations cease. Although finalisation of this stage comes at the end of the mine life. at AngloGold Ashanti planning for mine closure is incorporated into our mine plans at the start of the exploration stage. We then continually revise the processes and plans to adapt to any relevant changes that may be applicable during the life of mine. Once mining activities cease, the final closure plan is implemented.

Responsible closure planning follows a holistic approach, taking into account all aspects of pre-operational planning, operational activities and post-closure activity.

The approach for many of our older mines is to incorporate closure considerations into existing operational plans as far as possible, to reduce operating and final closure costs and to mitigate the socio-economic impacts of closure. To support this goal, we apply a comprehensive closure planning management standard and guidelines that offer practical assistance to operations on how to apply the standard.

The purpose of the closure management standard is to facilitate the design and

implementation of closure plans to the extent possible during the life of a mine.

In our newer operations, planning for closure begins at mine conception and is incorporated in mine design – in essence, new mines are designed with closure in mind. Social considerations are also addressed, as communities close to the mine may be affected by closure. The closure planning standard provides for continuing community engagement and the development, where possible, of alternative livelihoods to mitigate the impact of closure. The objectives for overall closure, including social and workforce aspects, are clearly identified in closure plans, as these guide the definition of applicable options.

Our approach to the rehabilitation process is governed by our land use and biodiversity management standards and adapted for site-specific requirements. These standards include legal compliance as a minimum. Concurrent rehabilitation is undertaken where feasible, balanced against the need to avoid limiting access to resources in the future. Some specific examples of the rehabilitation and closure processes and/or plans are set out in the regional reviews.

In Australia. the Australian Government's Senate continued with its inquiry to investigate whether resource companies are retaining adequate funds for mine

rehabilitation and whether the process is being adequately monitored. Our mines have made progress on integrated closure planning, which includes completion of a gap analysis of existing closure plans with the group's closure standard, identifying knowledge gaps, and the scoping of projects to close out these gaps. For more on this, see page 108 the Regional review section.

In South Africa, proposed Amendments to the Financial Provision Regulations, 2015 were published for comment in October 2016. The mining industry has been engaging the Department of Environmental Affairs regarding the proposed amendments relating to closure liabilities. On 10 November 2017, proposed financial provision regulations were published for comment by interested and affected parties (Proposed Financial Provision Regulations). The Proposed Financial Provision Regulations will supersede the Financial Provision Regulations, 2015 if they are brought into effect in its current form by the Minister of Environmental Affairs. This is expected in 2018, with a compliance deadline of February 2019. Significant differences in the Proposed Financial Provision Regulations in comparison to the Financial Provisions Regulations, 2015 include, amongst others:

- The calculation for financial provision includes the consumer price index
- Reduction of the period for calculation from 10 years to three years

- The calculation of financial provision must account for 'residual environmental impacts' which includes any environmental impact or risk that may result or arise after actions for final rehabilitation, decommissioning and closure have been implemented. This, however does not include latent risks
- All provisions relating to care and maintenance have been removed
- Mining companies may now use any combination of the three financial vehicles (financial guarantee, rehabilitation trust or a bank account) administered by the Minister; however financial guarantees may not be used to account for 'residual environmental impacts'
- The Minister may no longer retain such portion of the financial provision as may be required to rehabilitate the closed mining or prospecting operation in respect of latent, residual or any other environmental impacts but may still use a portion of the financial provision to do so subject to the mining company being notified 30 days prior to such action being taken
- Plans, reports and findings of reviews submitted by mining companies pursuant to the financial provision will no longer require approval from the Minister, thus only the financial provision submitted by mining companies needs to be approved



PLANNING FOR THE FUTURE CONTINUED

Remediation obligations and provisions

The company's long-term environmental remediation obligations include decommissioning and restoration liabilities relating to past operations. These obligations are based on an operation's Environmental Management Plan and the relevant regulatory requirements. An assessment of closure liabilities is undertaken annually and these liabilities are presented in the table alongside.

Provisions for remediation costs are made when there is a present obligation, when it is probable that expenditure on remediation work will be required and when the cost can be estimated within a reasonable range of possible outcomes. These costs are based on information currently available, the technology expected to be available at the time of the clean-up, the expected time-frame for remediation, laws and regulations presently or virtually certain to be enacted, and previous experience of remediation. Provision for restoration and decommissioning costs is made at the present value of the expenditures expected to settle the obligation using estimated cash flows based on current prices and discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Rehabilitation liabilities per operation ($ million)

Operation	2017			2016
	Restoration	Decom-missioning	Total	Total
South Africa	17.8	100.7	**118.5**	95.2
Great Noligwa [1]	3.4	28.2	**31.6**	–
Kopanang	–	9.3	**9.3**	13.2
Moab Khotsong [2]	3.3	15.5	**18.8**	33.3
TauTona [2]	4.1	17.1	**21.2**	15.5
Mponeng	2.5	6.1	**8.6**	8.1
Legacy projects				
- Vaal River	–	3.0	**3.0**	4.2
- West Wits	–	0.4	**0.4**	0.3
- Other	0.2	–	**0.2**	0.2
First Uranium SA	4.3	20.3	**24.6**	19.5
Nufcor	–	0.8	**0.8**	0.9
Continental Africa	252.5	178.4	**430.9**	429.8
Ghana				
Iduapriem	30.1	14.2	**44.3**	44.0
Obuasi [3]	149.8	61.6	**211.4**	216.2
Guinea				
Siguiri	29.1	30.3	**59.4**	56.0
Mali [4]				
Morila	–	9.0	**9.0**	7.0
Sadiola	14.1	12.5	**26.6**	27.2
Yatela	4.2	9.0	**13.2**	14.6
DRC				
Kibali [4]	–	10.5	**10.5**	9.5
Tanzania				
Geita	25.2	31.3	**56.5**	55.3
Australasia	54.6	33.7	**88.3**	71.4
Australia				
Sunrise Dam	27.1	15.0	**42.1**	29.7
Tropicana	27.5	18.7	**46.2**	41.7

Operation	2017			2016
	Restoration	Decom-missioning	Total	Total
Americas	106.3	40.3	**146.6**	149.1
Argentina				
Cerro Vanguardia	48.2	18.0	**66.2**	63.3
Brazil				
AGA Mineração	42.0	15.3	**57.3**	61.4
Serra Grande	9.4	7.0	**16.4**	16.6
United States of America				
Other	0.5	–	**0.5**	0.5
Colombia				
La Colosa	5.8	–	**5.8**	7.0
Gramalote [4]	0.4	–	**0.4**	0.3
Other	–	–	**–**	3.7
	431.2	353.1	**784.3**	749.2
Less equity-accounted investments included above [4]	(18.6)	(41.0)	**(59.6)**	(44.0)
Less liabilities held for sale included above [5]	(3.4)	(25.7)	**(29.1)**	–
Total	409.2	286.4	**695.6**	705.2

[1] Includes Vaal River shared infrastructure which does not form part of the liabilities held for sale

[2] Includes Savuka

[3] Includes Mpasatia (Bibiani pit)

[4] The equity-accounted investments refer to the Mali assets, Kibali in the DRC and Gramalote in Colombia

[5] Includes the liabilities held for sale of Moab Khotsong, Kopanang and Nufcor



SECTION 5

LEADERSHIP AND ACCOUNTABILITY

In this section, we review our performance and philosophy regarding corporate governance, remuneration and assurance of the information presented.





Picture: *Cerro Vanguardia, Argentina*



THE BOARD

The overriding role of board of directors is to ensure the ethical and effective leadership for the long-term sustainability of the business, and mutual benefit of all stakeholders.

Length of service on the board



9
9
27
%
55

- Less than three years
- From three to five years
- Six to eight years
- More than eight years

HDSAs



45
%
46
9

- HDSA
- Other South Africans
- Non-South Africans

Gender breakdown of the board

64%   36%
Men   Women



1: Sipho Pityana (Chairman)	2: Albert Garner	3: Rhidwaan Gasant	4: Dave Hodgson	5: Nozipho January-Bardill	6: Michael Kirkwood	7: Maria Richter	8: Rodney Ruston	9: Sindiswa Zilwa	10: Srinivasan Venkatakrishnan (Chief Executive Officer)	11: Christine Ramon (Chief Financial Officer)	12: Maria Sanz Perez
Independent non-executive directors									Executive directors		Company secretary



EXECUTIVE MANAGEMENT

AngloGold Ashanti's executive management team (Executive Committee) comprises nine members two of whom are executive directors.

This committee oversees the day-to-day management of the group's activities and is supported by country and regional management teams as well as by group corporate functions.

Gender breakdown of executive management

67% 33%
Men   Women

Length of service with AngloGold Ashanti



33   45
22

- Less than five years
- From five to ten years
- More than ten years

HDSAs



33
45
22

- HDSA
- Other South Africans
- Non-South Africans



| 1: Srinivasan Venkatakrishnan (Chief Executive Officer) | 2: Christine Ramon (Chief Financial Officer) | 3: Charles Carter | 4: Graham Ehm | 5: Ludwig Eybers | 6: David Noko | 7: Chris Sheppard | 8: Maria Sanz Perez | 9: Tirelo Sibisi |



AUDIT AND RISK COMMITTEE
Chairman's letter



Rhidwaan Gasant
Chairman: Audit and Risk Committee

It is my pleasure to present, on behalf of the Audit and Risk Committee, an overview of the activities this committee performed during the 2017 financial year.

This report is presented in accordance with the company's Memorandum of Incorporation (MOI), the requirements of the Companies Act, No. 71 of 2008, as amended, (the Companies Act), Principles 8, 15 and the recommended practices contained in the King IV Report on Corporate Governance for South Africa, 2016 (King IV), as well as the Audit and Risk Committee's formally approved charter, which is in line with the JSE Listings Requirements and is reviewed and approved by the board on an annual basis.

Role and focus

The Audit and Risk Committee is an independent statutory committee and all members were appointed by AngloGold Ashanti shareholders at the Annual General Meeting (AGM) held on 16 May 2017. The Audit and Risk Committee has decision-making authority with regards to its statutory duties and is accountable in this regard to both the shareholders and the board of AngloGold Ashanti.

It is the Audit and Risk Committee's principal regulatory duty to oversee the integrity of the group's internal control environment and to ensure that financial statements comply with International Financial Reporting Standards (IFRS) and fairly present the financial position of the group and company and the results of their operations.

Management has established and maintains internal controls and procedures, which are reviewed by the Audit and Risk Committee and reported on through regular reports to the board. These internal controls and procedures are designed to identify and manage, rather than eliminate, the risk of control malfunction and aim to provide reasonable but not absolute assurance that these risks are well managed and that material misstatements and/or loss will not materialise.

The board assumes ultimate responsibility for the functions performed by the Audit and Risk Committee, relating to the safeguarding of assets, accounting systems and practices, internal control processes and preparation of financial statements in compliance with all applicable legal and regulatory requirements and accounting standards.

Composition and duties

The Audit and Risk Committee comprises six independent non-executive directors who collectively possess the skills and knowledge to oversee and assess the strategies and processes developed and implemented by management to manage the business within a continually evolving business environment. I was again elected as chairman of the Audit and Risk Committee and fulfilled this role during the 2017 financial year.

The Audit and Risk Committee's duties as required by section 94(2) of the Companies Act, King IV, JSE Listings Requirements and board-approved terms of reference is set out in the Audit and Risk Committees annual work plan. These duties were discharged as follows:

Financial reporting

- Reviewed the trading and market updates and the half year and full year results
- Confirmed the integrity of the group's Integrated Report, Annual Financial Statements and the Form 20-F
- Reviewed the expertise, experience and performance of the finance function and Chief Financial Officer

Risk management, internal control, internal audit and combined assurance

- Assessed the scope and effectiveness of the systems to identify, manage and monitor financial and non-financial risks
- Reviewed the procedures for detecting, monitoring and managing the risk of fraud
- Reviewed the scope, resources, results and effectiveness of the internal audit department
- Approved the internal audit plan, monitored the execution of the approved plan and approved subsequent changes to the approved plan



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Chairman's letter

- Ensured that a combined assurance model is applied to provide a co-ordinated approach to all assurance activities

External auditors

- Nominated the appointment of independent external auditors by the shareholders
- Reviewed and approved the terms of engagement as contained in the engagement letter of the external auditors
- Approved the remuneration of the external auditors
- Approved the integrated audit plan of the external auditors
- Pre-approved all non-audit services in line with the formal policy on non-audit services
- After considering the written confirmation of the auditor's independence and the length of tenure assessed that there were no impediments on the external auditors' independence and the effectiveness of the group's external audit function
- Approved the appointment of the external auditors to provide independent reasonable and/or limited assurance on certain sustainability indicators as included in the <SDR>
- In terms of the JSE Listing Requirement 3.84(g):
  - The Committee satisfied itself that the external auditor is accredited on the

JSE list of Auditors and Accounting Specialists, and that the individual auditor responsible for performing the functions of the auditor, does not appear on the JSE list of disqualified individual auditors, as set out in Section 22

- Considered the results of the most recent IRBA (Independent Regulatory Board of Auditors – South Africa) and PCAOB (Public Company Accounting Oversight Board – United States of America) review results and concluded that there were no significant matters reported
- Consider the decision letter for all other engagement file reviews of the engagement partner
- Consider all legal proceeding outcomes against the external auditor for the past seven years.

Governance

- Reviewed developments in reporting standards, corporate governance and best practice
- Monitored the governance of information technology (IT) and the effectiveness of the group's information systems
- Reviewed the adequacy and effectiveness of the group's compliance function
- Evaluated the effectiveness of the committee through an external assessment

Proceedings and performance review

During 2017, the Audit and Risk Committee formally met five times and meetings were attended by all members of the committee.

R Gasant (Chairman) – BCompt (Hons), CA (SA), ACIMA, Executive Development Programme	5/5
Prof LW Nkuhlu – BCom, CA (SA), MBA – retired May 2017	3/3
MJ Kirkwood – AB, Economics & Industrial Engineering	5/5
RJ Ruston – MBA Business, BE (Mining)	5/5
MDC Richter – BA, Juris Doctor	5/5
AH Garner – BSE, Aerospace and Mechanical Sciences	5/5
SV Zilwa* – BCompt (Hons), CA (SA), Advanced Diploma in Financial Planning, Advanced Taxation Certificate, Advanced Diploma in Banking – appointed at the May 2017 AGM	2/2

* SV Zilwa, although appointed to the board with effect from 1 April 2017, her appointment as the Audit and Risk committee member was effective from 16 May 2017

The Chief Financial Officer, Senior Vice President: Finance, Group General Counsel and Company Secretary, Senior Vice President: Group Internal Audit; Vice President: Group Tax; Group Risk Manager; Chief Information Officer; Group Compliance Officer, the external auditors, as well as other assurance providers are invited to attend committee meetings in an ex officio capacity and provide responses to questions raised by committee members during meetings. The full Audit and Risk Committee meets separately during closed sessions with management (including the Chief Executive Officer), internal audit and external audit at every scheduled quarterly meeting.

The Audit and Risk Committee was subjected to an independent external assessment during 2017. The assessment focused on its effectiveness. The results of the assessment were discussed, actions taken and processes put in place to address identified areas of improvement.



AUDIT AND RISK COMMITTEE CONTINUED
Chairman's letter

Highlights of 2017

In addition to the execution of the Audit and Risk Committee's statutory duties, set out below are some highlights from 2017.

Focus area	Actions
Financial reporting	
Market updates, half-year and annual IFRS reports	Reviewed and recommended the trading and market updates, half-year and annual IFRS financial statements to the board for approval and subsequent submission to the JSE, SEC and other stock exchanges as applicable, after:

- ensuring that complex accounting areas comply with IFRS
- carefully evaluating significant accounting judgements, including but not limited to environmental rehabilitation provisions, taxation provisions and the valuation of the portfolio of assets (including impairments) and estimates
- discussing the accounting treatment of significant accounting and auditing matters as well as non-routine transactions with management and the external auditors including the accounting for the disposal of certain of the South African assets, the restructuring of some of the South African operations, and the provision for the silicosis class action
- reviewing and assessing the disclosure of contingent liabilities, commitments and impact of outstanding litigation in the financial reports
- reviewing, assessing and approving adjusted and unadjusted audit differences reported by the external auditors
- reviewing and assessing management's assessment of impairment indicators and identified impairments
- reviewing the key audit matters communicated by the external auditors in their audit report in terms of International Standard on Auditing 701
- reviewing the dividend proposal submitted by management for recommendation to the Board
- reviewing and approving the filing of the Form 20-F with the SEC
- reviewing the representation letter that management will be required to sign
- considering and approving management's documented assessment of the company's going concern status including key assumptions



Picture: AGA Mineração, Brazil



AUDIT AND RISK COMMITTEE CONTINUED

Chairman's letter

Focus area	Actions
Financial reporting	
New accounting standards	The Audit and Risk Committee considers the significance of new standards, interpretations and amendments to standards in issue that are not yet adopted but are likely to affect the financial reporting in future years. During 2017, the following were considered:

- **IFRS 15 – Revenue recognition:** effective date 1 January 2018 – the impact will be limited to the recognition of by-product revenue in Revenue from product sales. Revenue from product sales includes Gold Income and by-product revenue. This change in classification results in a consequential increase in costs of sales, and therefore will not have an impact on previously reported Gross profit.
- **IFRS 9 – Financial Instruments:** The Group's financial assets include debt instruments (held to maturity bonds and negotiable certificates of deposit), cash restricted for use and cash and cash equivalents which will be subject to IFRS 9 expected credit loss model as they are to be carried at amortised cost. The accounting policy for listed equity investments will depend on the nature of the listed investment. Listed equity investments which are held to meet rehabilitation liabilities in future will be classified as fair value through profit and loss. Listed equity investments held for other purposes will be classified as fair value through other comprehensive income. Financial liabilities are currently carried at amortised cost with no requirements to change their recognition or presentation under IFRS 9. We have evaluated the possible impact of the adoption of IFRS 9, effective date 1 January 2018, including the expected credit loss model and we do not expect the adoption to have a significant impact on total assets, total liabilities or the results of the group.
- **IFRS 16 – Leases:** with an effective date of 1 January 2019, it is likely to affect future financial reporting and we are still assessing all of the potential consequences. With the removal of the operating lease classification, leases that are within the scope of IFRS 16 will result in increase in assets and liabilities. We expect an increase in depreciation expense and in cash flow from operating activities as the lease payments will now be recorded as financing outflows in our cash flow statement. Management expects that the mining and drilling contracts which are not finance leases under the current accounting standards, will potentially have the most impact on adoption of IFRS 16.

Focus area	Actions
Tax exposures	
Tax, tax exposures, effective tax rate, tax-related judgements	Reviewed and approved the group's tax strategy and tax management policy. Received the quarterly update on the management of the group's tax exposures (including uncertain tax positions) with specific focus on: • effective tax rates • impact that pending changes to legislation will have on fiscal duties • pending litigation in terms of tax exposure and the appropriate accounting thereof
Mineral Resource and Ore Reserve Report	
Mineral Resource and Ore Reserve Report	Reviewed and recommended for approval the annual Mineral Resource and Ore Reserve Report, prepared in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (the JORC Code, 2012 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2016), after: • discussing the internal control environment associated with the Mineral Resource and Ore Reserve estimation process • receiving confirmation that the Competent Persons appointed approved the Mineral Resource and Ore Reserve • reviewing and assessing for reasonableness the year-on-year reconciliation of the Mineral Resource and Ore Reserve
Corporate governance	
King IV	Monitored the progress of assessing the recommended practices underpinning the 16 Principles of King IV applicable to AngloGold Ashanti ensuring that an ethical culture is created that supports the effective control of the organisation at all levels, measuring the performance of the organisation from an economical, societal and environmental perspective ensuring a legitimate and sustainable business.

AUDIT AND RISK COMMITTEE CONTINUED

Chairman's letter

Focus area	Actions
Subsidiary Audit and Risk Committees	Monitored the proceedings of relevant statutory subsidiary Audit and Risk Committees during each of its meetings.
Risk management	Reviewed and approved the risk management policies, standards and processes; received and considered reports from the Group Risk Manager in relation to the key strategic and operational risks facing the company, and received presentations on the following emerging risks and topics to obtain an in-depth analysis and understanding: • Tax risk • Security and insurance cover for bullion at operations • Cyber security
IT governance	The Audit and Risk Committee received and reviewed detailed reports from the Chief Information Officer on the group's information and technology framework and had detailed discussions around cyber security including inherent risks and vulnerabilities within the current AngloGold Ashanti landscape. The Audit and Risk Committee considered the current action plans in place to manage the associated risk exposure. The Audit and Risk Committee also monitored the successful implementation of SAP at Siguiri – Guinea.
Combined assurance	The Audit and Risk Committee closely monitored the actions implemented by management during 2017 to further enhance the AngloGold Ashanti combined assurance model and to ensure integration between the various in-house assurance providers. The aim of the combined assurance process is to enable an effective integrated internal control environment that supports the integrity of information used for internal decision-making by management, the Board and its committees as well as supporting the integrity of external reports. The Audit and Risk Committee considers the current model as effective and efficient in that it fully integrates with the risk management function. It will however continue to monitor it in light of the ever changing operational environment.

Focus area	Actions
Sarbanes-Oxley (SOX) compliance	The Audit and Risk Committee has overseen the SOX compliance efforts of management through receiving quarterly updates on controls associated with financial reporting and assessed the final conclusion reached by the Chief Executive Officer and Chief Financial Officer on the effectiveness of the internal controls over financial reporting.
Compliance	The Audit and Risk Committee continued to monitor the refinement of the global compliance governance framework that allows for a systematic risk-based approach for group, regions and operations to identify and monitor compliance to major laws, regulations, standards and codes. Received formal feedback from the Group Compliance Officer on the outcome of the independent quality assurance review performed on the compliance function during 2017 for which the overall conclusion was satisfactory.
Litigation matters	The Audit and Risk Committee received and considered reports on significant litigation matters and assessed the possible impact thereof on the group financial results.



Picture: Tropicana, Australia



AUDIT AND RISK COMMITTEE CONTINUED
Chairman's letter

Internal audit

Group Internal Audit is a key independent assurance and consulting business partner within AngloGold Ashanti, under the leadership of the Senior Vice President: Group Internal Audit who has direct access to the chairmen of both the Audit and Risk Committee and the board. The Senior Vice President: Group Internal Audit, who reports functionally to the Audit and Risk Committee and administratively to the Chief Financial Officer, is not a member of the Executive Committee but has a standing invitation to attend these meetings when required.

As part of its mandated responsibilities, the Audit and Risk Committee has assessed the performance of the Senior Vice President: Group Internal Audit in terms of the annually reviewed and approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Senior Vice President: Group Internal Audit has fulfilled the obligations of the position by performing the following functions and reporting to the Audit and Risk Committee on:

- evaluating ethical leadership and corporate citizenship within AngloGold Ashanti
- assessing the governance of risk within AngloGold Ashanti

- reviewing the governance of Information Technology within AngloGold Ashanti
- assessing compliance with laws, rules, codes and standards within AngloGold Ashanti
- evaluating the effectiveness of internal controls over financial reporting and internal controls in general
- reporting findings to management and the Audit and Risk Committee and monitoring the remediation of all significant deficiencies reported
- implementing a Combined Assurance Framework for the group

The Audit and Risk Committee considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit and monitored the implementation of significant audit recommendations through a formal tracking process.

As Chairman of the Audit and Risk Committee, I meet with the Senior Vice President: Group Internal Audit in private before each meeting and on an ad-hoc basis throughout the year.

The Audit and Risk Committee is of the opinion, having considered the written assurance statement provided by Group

Internal Audit, that nothing has come to its attention indicating that the group's system of internal financial controls is not effective and does not provide reasonable assurance that the financial records may be relied upon for the preparation of the annual financial statements.

External audit

The audit cycle at AngloGold Ashanti is continuous as the External Auditor performs half yearly reviews on the results of the group. During August 2017, the annual integrated audit plan, associated fees and the 2017 global engagement letter were tabled at the committee meeting for consideration and approval.

As Chairman of the Audit and Risk Committee, I meet with the primary engagement team members in private before each scheduled meeting where I am also briefed on general matters relating to the accounting and auditing profession as it may impact on AngloGold Ashanti.

As part of its ongoing assessment of the independence and effectiveness of the external auditors, the Audit and Risk Committee has also considered during its evaluation of the independence of the Ernst & Young Inc. (EY) factors such as:

- the tenure of service
- the quality of planning, delivery and execution of the audit
- quality and knowledge of the audit team, specifically the senior management team, including the lead engagement partner
- the results of the most recent IRBA and PCAOB regulatory reviews and the responses of the firm on observations raised in these reports
- outcome of the service quality assessment review performed during the first half of 2017
- the robustness of the audit, including the audit team's ability to challenge management as well as demonstrate professional scepticism and independence

To further safeguard auditor independence, a formal policy on the approval of all non-audit related services has been approved and implemented. In terms of the policy, the Audit and Risk Committee has established that the sum of the non-audit and tax fees in a year must not exceed 40% of the sum of the audit and audit related fees in the year. The Audit and Risk Committee received an update on tax and non-audit fees with each request as a percentage of total audit and audit-related fees



AUDIT AND RISK COMMITTEE CONTINUED
Chairman's letter

and is comfortable that the external auditor's independence had not been jeopardised.

During 2017, external audit fees comprised of audit services ($6.14m), audit related services ($0.73m), non-audit fees ($0.04m) and tax services ($0.16m).

The Audit and Risk Committee did not note any significant findings and considers the service provided by the external auditors to have been independent, effective and robust.

Transformation of the external audit

In the spirit of AngloGold Ashanti's commitment to transformation, the Audit and Risk Committee closely monitors and guides transformation within the context of the external audit. The current auditors, EY, are level 1 contributors and under the guidance of the Audit and Risk Committee, certain AngloGold Ashanti subsidiaries, such as Mine Waste Solutions and the Rehabilitation Trust, are audited by Nexia SAB&T, a level 1 contributor. In addition, Nexia SAB&T also performs certain audit work of the South African operations, under the supervision of EY.

Finance function and chief financial officer

The Audit and Risk Committee received feedback on an internal assessment conducted on the skills, expertise and resourcing of the finance function and was satisfied with the overall adequacy and appropriateness of the function. The Audit and Risk Committee further reviewed the expertise and experience of the Chief Financial Officer, Christine Ramon and was satisfied with the appropriateness thereof.

As Chairman of the Audit and Risk Committee, I meet with the senior finance team in private before each scheduled meeting where I am also briefed on general matters relating to the administration of the finance function, the effectiveness of the internal control environment associated with financial reporting as well as any transactions that may require additional consideration in terms of accounting.

Whistleblowing

The Audit and Risk Committee received quarterly updates on AngloGold Ashanti's whistleblowing process. Reports received and investigated did not reveal any malpractice relating to accounting practices, internal financial controls, internal audit function or the content of the company and group financial statements.

During the year, 187 reports were received, which is consistent with the number of reports received in 2016 (162). We have noted an increase in the number of reports from the Continental Africa region and as a committee view this as a positive reflection of a greater awareness and understanding of the benefits of the whistle-blowing process. As a committee, we are comfortable that each report received is taken seriously and thoroughly investigated.

Tax governance and strategy

The Audit and Risk Committee received and reviewed detailed reports from the Chief Financial Officer and Vice President: Group Tax, jointly, on the group's tax position, including uncertain tax positions, tax provisions, status of the group's tax compliance globally and relevant global fiscal developments impacting the group.

The committee also approved the group's tax strategy and tax management policy, which together, set out the group's approach to tax in areas such as tax efficiency, tax risk management and tax governance and oversight.

Looking forward

The Audit and Risk Committee realises that its work is increasingly broad and complex and, as a committee, we are required to stay on top of developments impacting AngloGold Ashanti.

During 2018, the Audit and Risk Committee will continue to monitor:

- Refinement of the disclosures provided in terms of the Principles as defined in the King IV code

- Impact of the new leases accounting standard applicable from 1 January 2019 on the existing accounting policies and contracts in place

- Progress made in the Extensible Business Reporting Language (XBRL) tagging process for Companies and Intellectual Property Commission (CIPC) filing purposes

In the spirit of continuous refinement and improvement of the group's combined assurance model and changing operational risk profile, the Audit and Risk Committee will continue to monitor the successful integration of the core technical engineering and mining disciplines into the combined assurance review process where so dictated by risk, during 2018.



AUDIT AND RISK COMMITTEE CONTINUED
Chairman's letter



Statement of internal control

The opinion of the board on the effectiveness of the internal control environment is informed by the conclusion of the Audit and Risk Committee.

Based on the assessment by the Audit and Risk Committee of the results of the formal documented review conducted by Group Internal Audit and other identified assurance providers in terms of the evolving combined assurance model of the group's system of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls and considering information and explanations given by management and discussions with both the internal and external auditors on the results of their audits, nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management is not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

Annual financial statements

The Audit and Risk Committee has evaluated the consolidated and separate annual financial statements for the year ended 31 December 2017 and concluded that they comply, in all material aspects, with the requirements of the Companies Act, International Financial Reporting Standards, and JSE Listing Requirements. The Audit and Risk Committee therefore recommended the approval of the annual financial statements to the board.

Conclusion

The Audit and Risk Committee is satisfied that it has considered and discharged its responsibilities in accordance with its mandate, statutory responsibilities and terms of reference during the year under review.

Rhidwaan Gasant
Chairman: Audit and Risk Committee
19 March 2018

Picture: AGA Mineração, Brazil



CORPORATE GOVERNANCE

Good corporate governance is an integral part of the group's sustainability. Adherence to the standards and recommendations set out in the King IV Report and other relevant laws and regulations is vital to achieving our strategic priorities.

Ethical leadership and corporate citizenship

The board is responsible for the oversight of corporate governance at AngloGold Ashanti. The board acknowledges that sound governance principles and practices underpin the creation of value and the sustainability of the business, and are thus crucial to the achievement of the business objectives. AngloGold Ashanti also recognises that strategy, performance, sustainability and risk are inseparable. Our values-driven culture and The Code of Business Principles and Ethics (Our Code) underpins AngloGold Ashanti's governance structures and processes, committing the company to high standards of business integrity and ethics in all its activities. The board of AngloGold Ashanti is committed to promoting good governance and providing ethical leadership and thus supports the principles and outcomes contained in the King Report on Corporate Governance

for South Africa 2016 (King IV). AngloGold Ashanti reviewed its application of the King IV principles and is satisfied that the company is materially compliant with King IV. A statement on AngloGold Ashanti's application of the principles of King IV is available on www.anglogoldashanti.com.

Our Code, launched in 2010, is the defining document on AngloGold Ashanti's values and ethics, in addition to applicable laws, regulations, standards and contractual obligations in the countries in which the company operates. It provides a framework and sets requirements for the implementation of key corporate policies and guidelines. Among other areas, it addresses fraud, bribery and corruption, conflict of interests, gifts, hospitality and sponsorships, use of company assets, privacy and confidentiality, disclosures and insider trading.

The board ensures at all times that the company is, and is seen to be, a responsible corporate citizen by not only considering the financial performance of the company, but also by striving to enhance and invest in the economic life of the communities in which it operates, society in general and the environment. The board's Social, Ethics and Sustainability Committee ensures the application of these principles and the Executive Committee is responsible for ensuring these principles are adhered to.

Composition of the board of directors

The company is governed by a unitary board of directors, which at year-end consisted of eleven directors – nine independent non-executive directors and two executive directors. The board comprises directors with

a variety of skills, professional experience and backgrounds which complement each other in the execution of the board's duties. The composition of the board promotes the balance of power and of authority and precludes any one director from dominating decision-making.

AngloGold Ashanti's board			
Independent non-executive directors (9) SM Pityana (Chairman) AH Garner DL Hodgson MDC Richter MJ Kirkwood NP January-Bardill R Gasant RJ Ruston SV Zilwa	**Tenure**	9 years or longer	9%
		6 to 8 years	27%
		3 to 5 years	55%
		Less than 3 years	9%
	Diversity	Women	36%
		Men	64%
Executive directors (2) KC Ramon (CFO) S Venkatakrishnan (CEO)		HDSA	45.5%
		Other South Africans	9%
		Non-South African	45.5%



CORPORATE GOVERNANCE CONTINUED

Appointment and rotation of directors

New directors are appointed by the board pursuant to the recommendations of the Nominations Committee, which conducts a rigorous assessment of the credentials of each candidate. Several factors including the requirements of relevant legislation, best practice recommendations, qualifications and skills of prospective board members and the requirements of the Directors' Fit and Proper Standards of the company, as well as regional demographics are considered in appointing board members. The appointment of all directors is subject to the approval of the shareholders at the next annual general meeting following their appointment.

In terms of the company's Memorandum of Incorporation (MOI), one-third of the directors are required to retire at each annual general meeting and, if they are eligible and available for re-election, will be put forward for re-election by shareholders. Those directors eligible for re-election at the forthcoming AGM are, Messrs AH Garner and R Gasant and Mesdames NP January-Bardill and KC Ramon. See the <NOM>.

Board diversity

In 2016, the board adopted a policy on the promotion of gender diversity at board level which aimed to ensure that at least 30% of the board is comprised of women when the composition of the board and succession planning is considered. This year, with women representation on the board presently at 36%, the board revised the voluntary target to 40% representation by 2020.

The board also considered race diversity at board level and determined a voluntary target of 50% black representation to be appropriate. For AngloGold Ashanti to leverage the benefits of having a globally diverse board aligned to the company's geographic footprint, race is not limited to 'black' as defined by the Department of Mineral Resources but also includes foreign black nationals. Black representation from a global perspective (including the CEO who is a foreign Indian) is currently at 55% (historically disadvantaged representation is at 45%).

Both gender and race diversity will be considered in determining the optimum composition of the board and when possible will be balanced appropriately, also taking into consideration the skills, experience, independence and knowledge which the Board as a whole requires to be effective.

Directors' interests

Directors are required to declare their interests annually and to disclose any conflicts of interest, if and when they arise, to determine whether there are any that conflict with their duties at AngloGold Ashanti. Once a conflict has been disclosed, it is managed appropriately by the board. A Declaration of Interest form is maintained by the company secretary and any new interest is declared at each meeting.

Directors' dealings in shares and closed periods

In accordance with statutory and regulatory requirements, directors, management and any restricted employees may not deal directly or indirectly in the securities of the company during specific closed or prohibited periods.

All directors and the company secretary require the prior approval of the chairman when dealing in the company's shares. The company secretary retains a record of all such share dealings.

Independence of directors

Determination of director independence is guided by King IV, the Companies Act, the JSE Listing Requirements, the NYSE independence test and the company's internal policy on independence, as well as best practice. For the year under review, all non-executive directors were found to be independent in terms of mind, character and judgement.

Executive directors

The group's Chief Executive Officer (CEO), Srinivasan Venkatakrishnan, is responsible for the execution of the company's strategy and reports to the board. He chairs the Executive Committee that comprises nine members, and is responsible for the day-to-day management of the group's affairs. The committee's work is supported by country and regional management teams as well as by group corporate functions.

The group has a Chief Financial Officer (CFO). This position is held by Christine Ramon. As required by the JSE Listings Requirements, the Audit and Risk Committee annually considers and expresses its satisfaction at the level of expertise and experience of the CFO.

The Audit and Risk Committee concluded that Christine Ramon, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review as detailed in the CFO's review, which is included in the <AFS>.

Both the CEO and CFO are executive directors on the board.

The board and board committees

The board is supported by its committees and has delegated certain functions to these committees without abdicating any of its own responsibilities. This process of formal delegation involves approved and documented terms of reference, which are reviewed when required, or at least annually.



CORPORATE GOVERNANCE CONTINUED

AngloGold Ashanti's board and committees

The overriding role of the board is to ensure the long-term sustainability and success of the business, for the mutual benefit of all stakeholders. Its overall role is one of strategic leadership. This includes the setting, monitoring and review of strategic targets and objectives, the approval of capital expenditure, acquisitions and disposals, and oversight of governance, internal controls and risk management.

Audit and Risk Committee	Social, Ethics and Sustainability Committee	Remuneration and Human Resources Committee	Nominations Committee	Investment Committee
The Audit and Risk Committee oversees the integrity of financial reporting, the existence of proper internal controls, the integrity of the <IR>, <AFS> and <R&R> and risk management processes and assesses the company's continuing ability to operate as a going concern. The committee assists the board with the oversight of IT governance, risk management and the implementation of a group ethics and regulatory compliance programme. It ensures the company has qualified external auditors and internal auditors. More detailed information on the committee's achievements is available in the Audit and Risk Committee chairman's letter.	The key responsibility of the Social, Ethics and Sustainability (SES) Committee is to assist the board in monitoring matters relating to safety, health, the environment and ethical conduct and to ensure that the company develops and behaves as a responsible corporate citizen. The committee ensures that the sustainability strategy positions the company as a leader in mining and that sustainability objectives are effectively integrated into the business. This committee oversees the integrity and approves the <SDR>. More information on the work done during the year by the SES committee is available in the <SDR>.	This Remuneration and Human Resources Committee assists the board in ensuring that AngloGold Ashanti's remuneration policies are in its long-term interests. The committee ensures that in terms of the decisions made, non-executive directors, executive directors, senior management and all other employees are fairly and responsibly remunerated and that shareholder value is delivered. It assists the board in the development of the company's human resources environment. More information on the achievements of the committee is available in the Remuneration Report.	The Nominations Committee consists of three independent non-executive directors and is chaired by the Chairman of the board. The committee develops processes to identify, assess and recommend board candidates for appointment as executive and non-executive directors, including the Chairman, Chief Executive Officer and the Company Secretary, and at the same time gives full consideration to succession planning and leadership in the group. It reviews board composition, including the balance of skills, experience and independence. The committee develops and implements the annual evaluation processes, whether internal or external.	The Investment Committee assesses individual capital projects and investment and divestment opportunities to ensure that investments, divestments and financing proposals are in accordance with AngloGold Ashanti's primary objective of creating shareholder value on a sustainable long-term basis.

The latest approved board charter and committees' terms of references, containing detailed information regarding the their responsibilities and mandates, are available on the company's website, www.anglogoldashanti.com/en/sustainability/policies/Pages/default.aspx



CORPORATE GOVERNANCE CONTINUED

Board and committee meeting attendance

Directors' attendance at the board and committee meetings during 2017 is disclosed below.

	Board	Audit and Risk Committee	Investment Committee	Remuneration and Human Resources Committee	Social, Ethics and Sustainability Committee	Nominations Committee
Number of meetings in 2017	**7**	**5**	**4**	**4**	**5**	**2**
SM Pityana	7	n/a	n/a	4	5	2
AH Garner	7	5	4	n/a	n/a	n/a
R Gasant	7	5	4	n/a	n/a	n/a
DL Hodgson	7	n/a	4	n/a	5	n/a
NP January-Bardill	7	n/a	n/a	4	5	n/a
MJ Kirkwood	7	5	n/a	4	n/a	2
LW Nkuhlu [1]	2	3	1	2	n/a	1
KC Ramon	7	n/a	4	n/a	n/a	n/a
MDC Richter [2]	7	5	n/a	4	n/a	1
RJ Ruston	7	5	4	n/a	n/a	n/a
S Venkatakrishnan	7	n/a	n/a	n/a	5	n/a
SV Zilwa [3]	5	3	3	3	n/a	n/a

[1] LW Nkuhlu retired from the board with effect from 16 May 2017
[2] MDC Richter was appointed to the Nomination Committee with effect from May 2017
[3] SV Zilwa was appointed to the board with effect from 1 April 2017. Her appointment as a member of the Audit and Risk Committee was effective from 16 May 2017

Board and committee evaluations

The performance of the board is evaluated annually and includes an assessment of the board as a whole, individual directors and each committee by members of the committee. An external board evaluation is conducted every third year and for the other two years, the company secretary facilitates the process.

The evaluation of the effectiveness and performance of the board and its committees was externally assessed in 2017. The overall results indicated the board was performing well, and that the governance structures are better than satisfactory and closely aligned with best practice.



CORPORATE GOVERNANCE CONTINUED

Company secretary

The company secretary, Maria Sanz Perez, is responsible for developing, implementing and maintaining effective processes and procedures to support the board and its committees in the discharge of their duties and responsibilities. She advises the board and individual directors on their fiduciary duties and on corporate governance requirements and best practices.

In line with the JSE Listings Requirements, the board evaluated the qualifications, competence and experience of the company secretary in December 2017 and was satisfied that Maria Sanz Perez is qualified to serve as company secretary. The board also confirmed the company secretary's independence and that she maintains an arms-length relationship with the board and is not a director of the company. Maria Sanz Perez's qualifications and experience can be viewed on page 153 of this report.

Legal, ethical and regulatory compliance

The group's geographical spread makes its legal and regulatory environment diverse and complex. Given the critical importance of compliance in building a sustainable

business, group compliance plays an essential role in coordinating compliance with laws and regulations, standards and contractual obligations and in assisting and advising the board and management on designing and implementing appropriate compliance policies and procedures.

External and internal standards and regulations

AngloGold Ashanti adheres strictly to legislative and regulatory requirements, including several external and voluntary standards which are listed below.

The company is a member of and a signatory to the:

- International Council on Mining and Metals
- Principles of the United Nations Global Compact
- Extractive Industries Transparency Initiative (EITI)
- United Nations Guiding Principles on Business and Human Rights
- Voluntary Principles on Security and Human Rights
- World Gold Council's Conflict-Free Gold Standard

The company is committed to complying with the following standards:

- Universal Declaration on Human Rights
- International Bill of Human Rights
- International Labour Organization standards

In addition, we have group policies and charters to which we adhere. Increasingly, customers and consumers want assurance that the gold they are purchasing has not contributed to conflict or human rights abuse. This has resulted in a number of measures being introduced by industry-related organisations which we are part of, to prevent gold and other commodities from being used to fund conflict and other violations of human rights.

By virtue of its shares or depository receipts being registered with the Securities and Exchange Commission (SEC) in the United States, AngloGold Ashanti is also subject to the various laws regarding securities that are applicable in that country. This is in addition to being subject to the various listing requirements applicable for all the stock exchanges that the company is listed on. These are the JSE, Ghana and the Australia stock exchanges.

South African Employment Equity Act 55 of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour in December 2017, covering the period 1 August 2016 to 31 July 2017. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled "Employment Equity Reports".

Governance – supply chain management and procurement policies

Supply chain management is about more than just procuring the right product, at the right time and in the right quantities. Effective supply chain management, undertaken with integrity and in line with our values and governance principles, can add value to our business by improving efficiency, relationships and reputation and, ultimately, can affect our long-term sustainability. As a global company operating on most of the world's continents, responsible management of the supply chain is an increasingly important ethical and human rights consideration for our business. External



CORPORATE GOVERNANCE CONTINUED

ratings agencies and customers are ever more aware of the implications and importance of ethical conduct in the supply chain.

Responsible supply chain management has the potential to add value to communities, local governments and society as a whole, and particularly so in developing countries. We have adopted a cross-functional approach to supply chain management to ensure best practice while complying with international human rights and labour standards and ensuring the economic participation of local stakeholders.

Tax strategy and tax management policy

Our tax strategy, which is aligned with AngloGold Ashanti's strategy and objectives, is to manage all our global tax obligations in a transparent, responsible and sustainable manner, within the governance framework established by our Tax Management Policy, respecting the differing interests of all our stakeholders.

We recognise that AngloGold Ashanti must earn and maintain its social licence to operate in partnership with government and community stakeholders, thus contributing towards their sustainable future in the countries where we operate. Aligned with our vision, mission and values, we acknowledge our obligations as a responsible corporate citizen and that our operations contribute material tax revenues, in terms of both taxes borne and taxes collected, to the economies of the countries in which we conduct our business.

AngloGold Ashanti is a member of the EITI, a global standard to promote open and accountable management of natural resources. The group is committed to reporting amounts paid to governments in respect of operations in countries that have implemented the Standard.

The principles governing the group's tax strategy and policy have been reviewed and approved by the board of directors of AngloGold Ashanti who, together with the Audit and Risk Committee, monitor adherence to the policy.

Our tax policy governs the management of tax throughout AngloGold Ashanti and confirms the defined parameters within which the board-approved tax strategy is applied. This governance framework utilises a combination of suitably skilled resources, internal processes, together with internal and external controls.

Our overall objective is to act responsibly in ensuring efficiency in our tax affairs in all countries in which AngloGold Ashanti operates, always in full compliance with the law, taking into account, however, that such laws may be subject to regular amendment and differing interpretations and practices prevailing from time to time.

USEFUL LINKS

 *For our detailed Tax Policy see www.anglogoldashanti.com*



REMUNERATION AND HUMAN RESOURCES COMMITTEE:
Chairman's letter



Michael Kirkwood
Chairman: Remuneration and Human Resources Committee

Dear Shareholders

The Remuneration and Human Resources Committee (Remco) is of the view that AngloGold Ashanti's leadership team distinguished itself by its ability to deliver on its commitments and make key strategic advances, amid volatile political risk conditions in some jurisdictions and the now-customary swings in commodity and currency markets.

This was the fifth consecutive year that the team either met or beat its guidance to the market on capital, cost and operating metrics. This provides the predictability essential for a public company operating in a cyclical market, with variable operating conditions.

The gold price provided no tailwind. Bullion was little changed in 2017, averaging $1,258/oz compared with $1,249/oz the previous year, remaining stubbornly about a third lower than the peak of the cycle in 2011. This becalmed price has begun to place pressure on margins across the industry given the re-emergence of inflationary pressures in recent years. Given the significant proportion of operating costs

denominated in local currencies, the strength of the Brazilian real, Australian dollar and South African rand, relative to 2016, were another headwind with respect to profitability. These averaged 8%, 3% and 9% stronger respectively against the US dollar in 2017.

As is customary, the company's leadership provided a comprehensive list of priorities at the beginning of 2017 and again made good on these commitments in each key area by year's end.

The team set a new safety benchmark of 349 days without a workplace fatality, including the ultra-deep South African mines. After year-end, the International Operations posted 450 days without a fatality, setting a new record. These are important achievements that mark progress made over the years in improving the safety of all workplaces but they were tainted by the string of accidents recorded in South Africa in the second half of the year. The executive team is fully aligned on the need to improve in this most important area of work.

On the operating front, accelerating inflation and stronger currencies were checked by the efficiency initiatives and ongoing focus on cost control across the company, with the increase in cash costs held at 6%, within the guidance range. Production topped the forecast at

3.755Moz and exploration managed to offset the majority of depletion, maintaining the Ore Reserve at 49.5Moz, compared to 50.1Moz the previous year.

The year in review was an important one for the long-term health of the business, given higher capital expenditure on a series of brownfields projects designed to extend life and increase margin at key assets. Each of these self-funded, high-return projects remain on schedule and on budget. This strong operating performance was achieved alongside continued probity in respect of corporate costs, with the total overhead expense for the year contained at $64m or less than $17/oz, versus $61m the previous year. This remains among the most competitive in the global peer group.

The cash flow generation capability of the business remains strong, with earnings before interest, tax, depreciation and amortisation of $1.48bn (2016: $1.55bn). Modest free cash flow of just $1m for the 2017 year was nonetheless better than expected, given that it was achieved despite the static gold price, elevated capital reinvestment, ongoing lock-up of value-added tax remittances in some African jurisdictions and the funding required to conduct extensive restructuring of the South African business to exit loss-making mines. The sale of Kopanang and Moab Khotsong and putting into orderly closure of TauTona were difficult decisions, given that



REMUNERATION AND HUMAN RESOURCES COMMITTEE: CONTINUED
Chairman's letter

they affected thousands of people in different ways but it was essential to stem unsustainable losses and cash outflows. These processes were handled with due sensitivity by AngloGold Ashanti's operating and human resource teams, in line with the company's values.

Importantly, the leadership team was able to again execute on the company's overarching objective, which is to build a values-driven gold-mining business with a flexible balance sheet and improving portfolio of assets that allows it to thrive in a wide range of market and operating conditions. The drive to create real, long-term value in a capital-intensive sector is rarely a glamorous business but the commitment of the team to doing just that is noteworthy.

Aside from the important operational work, this remuneration report is rich in information regarding the continuing efforts to transform and modernise AngloGold Ashanti's approach to human resources management and employee development. In particular, the initiatives in respect of improving gender diversity, talent management and the advancement of local skills in operating jurisdictions are critically important to ensuring the company is at all times reflective of the demography of host countries, but also

staffed with the best talent on offer. Continued progress in this regard is critical to AngloGold Ashanti's success and longevity.

Aside from ensuring alignment of the company's remuneration and human resource practices with the strategic direction of the company, including King IV regulatory recommendations, the committee was involved in the following:

- The Remco actively canvassed shareholders for input into AngloGold Ashanti's remuneration reporting and policy. The continued engagement with the owners of the company is invaluable in ensuring alignment on the manner in which reward, strategy and operating outcomes are linked. The company's 2016 remuneration policy received 97% shareholder approval, an outcome that is testament to this alignment. Therefore. no substantial changes have been made to the 2017 remuneration policy, though the committee will continue in its efforts to further transparency and disclosure in line with King IV

- As communicated in the 2016 report, the revised Deferred Share Plan (DSP) will be implemented in 2018, replacing previous short and long-term incentive schemes

- The King IV report on Corporate

Governance was published on 1 November 2016. It is the view of the Remco that AngloGold Ashanti's remuneration policy provides a solid foundation to adopt the recommendations of King IV. The principles of King IV are echoed strongly in AngloGold Ashanti's philosophy of stakeholder inclusivity, good corporate citizenship and safeguarding the value created by the company's activities

- Notwithstanding the efforts to adhere to King IV's guidelines, the adoption of single figure reporting will be deferred until after implementation of the new DSP scheme, given that it will simplify and further improve transparency of the incentive scheme, by effectively consolidating four incentive schemes into one

- Key talent was retained across the various disciplines and leadership succession was enhanced by bolstering bench strength where possible

The Remco will continue to carefully monitor industry trends, the needs of the business, the expectations of broader society and the requirements of shareholders in ensuring that AngloGold Ashanti employs fit-for-purpose practices in rewarding employees.

I'd like to bid a fond farewell to Professor Wiseman Nkuhlu who, true to his name, was a source of invaluable experience and counsel in our deliberations on remuneration. We wish him well in a richly deserved retirement, although from all accounts he has far from slowed down. I also express a warm welcome to Ms. Sindiswa Zilwa, whom we were pleased to name as his replacement. Sindi is a Chartered Accountant with extensive experience in the field. I'd also like to thank PricewaterhouseCoopers, which has provided guidance and specialist expertise on the formulation of our remuneration policy.

In closing, I would like to again thank the members of the committee for their support and efforts during the past year.

Michael Kirkwood
Chairman: Remuneration and Human Resources Committee
19 March 2018



REMUNERATION REPORT

Section two: overview of remuneration policy

AngloGold Ashanti's remuneration approach aims to create a sustainable executive remuneration structure with increased alignment to shareholder views and interests, underpinned by strategic objectives and values.

At AngloGold Ashanti, the remuneration policy aims to align with the company's strategic objectives while working to deliver on both internal and external stakeholder interests, in a manner that recognises uncontrollable market dynamics. This is accomplished by means of a governance and application framework that primarily aims to attract, retain and motivate a skilled workforce through fair, responsible, transparent and competitive remuneration.

Following extensive engagement with shareholders in 2016, a redesign of the incentive structures was finalised and the new Deferred Share Plan (DSP) was endorsed at the May 2017 annual general meeting. The focus of the redesign was on simplification, transparency, increased alignment to shareholder interests, while remaining compliant with regulatory requirements. The scheme has placed greater focus on cash generation and capital efficiency while reducing

measures that are outside of management's control such as the gold price. The new scheme was implemented in January 2018, and has replaced all current short- and long-term incentive plans. While the new scheme is described in detail under the Remuneration Policy below, it should be noted that the Implementation Report still refers to previous short- and long-term incentive plans as they continue to wind down.

As required by King IV, AngloGold Ashanti's remuneration policy and implementation report as detailed in this Remuneration Report will be tabled for separate non-binding advisory votes by shareholders at the upcoming annual general meeting (AGM). In the event that either the remuneration policy or the implementation report, or both, are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, the committee will ensure that the following measures are taken in good faith and with best reasonable efforts:

- An engagement process with shareholders to ascertain the reasons for the dissenting votes, and
- Appropriately addressing legitimate and reasonable objections and concerns raised which may include amending the remuneration policy or clarifying or adjusting remuneration governance and/or processes.



Key principles of our remuneration policy

In order to continue to support AngloGold Ashanti's remuneration approach, our remuneration policy is based on the following key principles:

- Alignment with strategic objectives and shareholder interests
- Ensure that the remuneration of executive management is fair and responsible in the context of overall employee remuneration in the organisation
- Apply the appropriate global remuneration benchmarks
- Remunerate to motivate and reward the right behavior and performance of employees and executives
- Promote an ethical culture and responsible corporate citizenship
- Provide competitive rewards to attract, motivate and retain highly skilled executives and staff vital to the success of the organization
- Ensure that performance metrics are challenging, sustainable and cover all aspects of the business including both critical financial and non-financial drivers
- Ensure that our remuneration structure is aligned to our values and that the correct governance frameworks are applied across our remuneration decisions and practices
- The use of performance measures that support positive outcomes across the economic, social and environmental context in which we operate.



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Remuneration design

When determining appropriate remuneration, the Remuneration and Human Resources Committee (Remco) considers:

- The potential maximum total remuneration that each member of the executive management team could earn related to their performance
- External influences, primarily being:
  - shareholder views and recommendations associated with executive remuneration
  - economic trends
  - competitive pressure
  - the labour market and the pay-gap between the executive management team and the rest of the employee population in the company
- Market benchmarks, choosing appropriate benchmarks in a market with similar attributes, including complexity, size and geographic spread

Remuneration practices are designed to be fair, transparent and compliant with legislative requirements within all jurisdictions in which the company operates. In 2016, AngloGold Ashanti received extensive feedback from shareholders on its remuneration policy. This feedback and our responses are outlined alongside:

Shareholder feedback	AngloGold Ashanti's response
Shareholders requested a longer vesting period for long-term incentives.	AngloGold Ashanti increased the deferral period of the new DSP to five years for Executive Committee members, promoting long-term sustainability, with significant post-employment exposure for good leavers.
Shareholders expressed a preference for a simplified incentive scheme, with greater transparency.	A single, simplified incentive scheme driven by both short- and long-term measures of performance was introduced in 2018. Greater transparency is created through disclosure of the scorecard parameters in all media.
Shareholders asked for more focus on performance-related measures to be used to assess and drive the business, thus reducing the impact of gold price volatility and other measures which are beyond management influence.	Performance metrics which govern the DSP have been selected to address controllable performance with a balance that mitigates the windfall impact of non-controllable external factors such as the gold price.
Shareholders expressed support for malus and clawback policies.	Malus and clawback conditions have been included in the new DSP.

Fair and responsible pay

Senior management remuneration continues to be a sensitive topic. Scarce skills and talent retention remain a challenge, and this is compounded by the need to remain globally competitive in countries where labour rates are generally cheaper. Balancing these two elements has become challenging, particularly given the global requirement for fuller disclosure of senior management earnings, and the remuneration committee's responsibility to ensure that executive earnings are not out of line with their peers and closely related to performance.

As an organisation, we have begun the process of developing a framework that describes how we define fair and responsible pay for all our employees. As a starting point, it is imperative that all our employees receive a minimum level of remuneration that enables participation in the economy. To this point, we can confirm that all employees are paid at least 25% above the respective regional minimum wage, and in most instances much higher than this. Furthermore, benchmarking exercises are conducted on an annual basis in each region to ensure that all our employees are paid a market-related salary for the role which they occupy, with due consideration to levels of performance.

AngloGold Ashanti tracks the Gini co-efficient from a South African perspective to ensure that the income dispersion between high and low income earners is not outside market norms. The analysis is done by PricewaterhouseCoopers (PwC) as an independent third party and, based on January 2017 analysis, PwC concluded that AngloGold Ashanti had a slightly more beneficial level of income dispersion than that of South African companies in general, as well as a better Gini co-efficient when compared with the South African mining industry. The co-efficient has furthermore improved on a year-on-year basis from the results of 2016.



REMUNERATION REPORT CONTINUED
Section two: overview of remuneration policy

Gender equality

The AngloGold Ashanti board of directors is comprised of 36% female representation, which is a 9% increase from 2016. The executive management team has a 33% female representation.

AngloGold Ashanti is committed to gender equality, and our policy is to pay men and women equally for equivalent roles.

The graphs below illustrate the gender distribution for employees on stratum level III and higher across four equally-sized quartiles. All individuals at this level are ranked from lowest to highest paid. This list is then divided into four sections (quartiles), with an equal number of employees in each section. The

quartiles (from lowest to highest) are called the lower quartile, quartile two, quartile three, and highest quartile. A pay gap percentage is calculated for each quartile. The pay gap percentage is the difference between the average earnings of men and women, expressed relative to men's earnings.

It is evident from the graphs that the overall number of females represented in the organisation, at a stratum III and above level is low. This can generally be attributed to the mining sector being largely male dominated. We are actively addressing this in our Human Resources practices and have included metrics in our incentive scheme which are designed to improve our gender ratio.

The pay gap ratio indicates that in the lower quartile men earn on average 2.18% higher than females, 2.2% higher in quartile two, and 1.67% higher in quartile three. It is important to note that while there is a higher number of men in the highest quartile population, the average pay received by males in this population is 14.87% lower than their female counterparts. We are on a journey towards full equality. Current anomalies will be managed over time.

The pie charts alongside indicate a 6% difference between the number of men and women who received a bonus for their performance in 2017.

Proportions of colleagues at Stratum III and higher who were awarded a bonus in 2017 (Women)



- Received a bonus
- Did not receive a bonus

Proportions of colleagues at Stratum III and higher who were awarded a bonus in 2017 (Men)



- Received a bonus
- Did not receive a bonus

Lower quartile



- Women
- Men

2.18% pay gap

Quartile two



- Women
- Men

2.20% pay gap

Quartile three



- Women
- Men

1.67% pay gap

Highest quartile



- Women
- Men

-14.87% pay gap

In addition to our efforts to pay equal remuneration for men and women who perform equivalent roles, we, as an organisation, subscribe to various bodies and interest groups that focus on gender diversity. This has allowed us the opportunity to network and acquire best practice from other organisations, particularly in the mining sector.

Some of these external initiatives include:

- 30% Club Boardwalk. This initiative nurtures the development of aspiring female leaders who are currently in senior management positions. To

date, 25 female employees across management levels have participated in this development initiative

- Women in Mining (WIM) – AngloGold Ashanti has joined the South African and Australian chapters of WIM. This organisation provides, among others, development initiatives that include mentorship and coaching circles for women in mining

- The South Africa region's key focus areas on women development include enterprise development, bursary allocation and support of women-owned businesses in surrounding communities



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

2018 Remuneration policy and structure

The table below sets out the remuneration policy that applies to the executive management team for 2018, which was endorsed by shareholders at the 2017 annual general meeting. The table details each component's link to the company strategy, objectives, performance measurements and the maximum opportunity associated with each component.

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Base salary			
A competitive salary provided to executives to ensure that their experience, contribution and appropriate market comparisons are fairly reflected	• Base salaries are reviewed annually and are effective from 1 January each year • Executive base salaries are determined by considering their performance; market comparison against companies with a similar geographic spread; market complexity, size and industry; and internal peer comparisons • The CEO makes recommendations on the Excom but does not make recommendations on his own base salary. This is reviewed by the Remco and approved by the board	Executive base salary increases and increases for all non-bargaining unit employees are closely aligned, where practical. This is informed by inflation, which can be matched directly or above/below consumer price index (CPI)	Individual performance on a scale of 1 to 5, measured against specific key performance indicators (KPIs), are reviewed by the Remco. A CPI increase pool is approved annually by Remco. In high-inflation countries, individual increases may be differentiated according to each individual's performance rating. In-low inflation countries, a flat CPI is generally applied to all executives and employees.
Pension			
Provides a post retirement benefit aligned to the schemes in the respective country in which the team member operates	• Funds vary depending on jurisdiction and legislation • Defined benefit funds are not available for new employees, in line with company policy	24.75% of CEO's base salary and lower contributions for others, depending on their scheme	Not applicable
Medical insurance			
Provides medical aid assistance aligned to the schemes in the respective country in which the team member operates	• Provided to all executives through either a percentage of fee contribution, reimbursement or company provided healthcare providers	In line with approved policy	Not applicable
Benefits			
Provided to ensure broad competitiveness in the respective markets	Benefits are provided based on local market trends and can include items such as life assurance, disability and accidental death insurance, assistance with tax filing, cash in lieu of untaken leave (above legislated minimum leave requirements) and occasional spousal travel as per the executive travel guidelines	In line with approved policy	Not applicable



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Deferred Share Plan (DSP) – endorsed by shareholders at the 2017 Annual General Meeting, and implemented with effect from 1 January 2018			
With effect from 1 January 2018, the company will be using a single incentive for short-term and long-term performance The DSP is designed to encourage group executives to meet the strategic short-, medium- and long-term objectives that will enable value delivery to shareholders, by achieving defined company objectives A single set of performance objectives are used and reviewed and selected annually, based on their impact on the company	Permanent employees who do not participate in a production bonus are eligible to participate in the DSP, but participation is at the discretion of Remco. A portion of the award is paid in cash as a bonus, and the balance is delivered as either deferred cash (for Stratum levels III and below) or deferred shares (for Stratum IV and above), vesting equally over a period of two to five years. The total incentive is determined based on a combination of company and individual performance measures, defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are weighted to financial outcomes, production, cost and sustainability. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year At the end of each financial year, company and CEO's performances are assessed by Remco and the board against the defined metrics to determine the quantum of the cash portion and the quantum of the deferred portion namely:	**CEO:** Maximum award – 450% of base salary (150% is cash bonus; 300% delivered as deferred shares over a period of five years), subject to company and individual modifiers. On target award – 300% of base salary (100% is cash bonus; 200% delivered as deferred shares over a period of five years, subject to company and individual modifiers). Threshold award – 150% of base salary (50% is cash bonus; 100% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment. **CFO:** Maximum award – 382.5% of base salary (120% is Cash bonus; 262.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. On-target award – 255% of base salary (80% is cash bonus; 175% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Threshold award – 127.5% of base salary (40% is cash bonus; 87.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment.	One set of performance metrics is used to determine the cash portion and deferred portion. Future vesting of the deferred portion is subject to continued employment. Performance measures are weighted between company and individual KPIs: **CEO:** Performance measures – 70% weighting towards company objectives 30% weighting towards individual KPIs (as reviewed by the board) **CFO and Exco:** Performance measures – 60% weighting towards company objectives 40% weighting towards individual KPIs (as reviewed by the CEO, Remco and the board) Company and individual performance measures are assessed over the financial year, with the exception of certain company measures that are measured over a trailing three-year basis, as indicated below.



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Remuneration element and link to strategy	Operation and objective	Maximum opportunity	Performance measures
Continued	**Cash portion:** Base pay x individual performance weighting x on target cash percentage x individual performance modifier (KPI: 1 – 5 rating) + Base pay x company performance weighting x on-target cash percentage x company performance modifier **Deferred cash/shares:** Employees up to Stratum III will receive a deferred cash element while employees on Stratum IV and above will receive deferred shares, calculated as follows: Base pay x individual performance weighting x on target deferred percentage x individual performance modifier (KPIs: 1 – 5 rating) + Base pay x company performance weighting x on-target deferred percentage x company performance modifier The deferred shares are awarded as conditional rights to shares with dividend equivalents. Vesting of the deferred portion occurs over a period of time either a two-, three-, or five-year period, depending on the level of the participant.	**EXCO:** Maximum award – 352.5% of base salary (105% is cash bonus; 247.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. On-target award – 235% of base salary (70% is cash bonus; 165% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Threshold award – 117.5% of base salary (35% is cash bonus; 82.5% delivered as deferred shares over a period of five years), subject to company and individual modifiers. Below threshold achievement results in no payment.	Company metrics, each with their own weighting, are: • Relative total shareholder return (TSR)* • Absolute TSR* • All-in sustaining costs • Normalised cash return on equity* • Production • Ore Reserve pre-depletion* • Mineral Resource additions pre-depletion* • Safety, Health, Environment and Community* • People * *These measures are on a trailing three-year backward looking basis or on a combination of annual and three-year measures* Remco reserves the right to apply a safety multiplier to the total score which can detract from the final score. Relative TSR is measured against a carefully selected peer group of 10 comparators recommended by Remco and approved by the Board. The comparator group is retained for measurement for the full three-year review period. Full details of the DSP metrics are provided in the remuneration policy.

Malus and clawback

The Remco may determine that an unvested award or part of an award may not vest, or may determine that any cash bonus, vested shares, or their equivalent value in cash be returned to the company in the event that any of the following matters is discovered:

- A material misstatement of the company results which may have caused the over allocation of cash bonus, deferred cash and deferred share allocations

- Misconduct, this will include the lapse of all deferred cash and deferred shares, both vested and unvested, in line with the rules of the DSP

- Where there is an error in the calculation of any performance condition used in the calculation of the performance conditions which may have resulted in an overpayment



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Remuneration scenarios of the DSP at different performance levels

The graphs below depict the pay mix of the executive team in line with the 2018 remuneration policy set out in Part 2. The graphs represent outcomes of the DSP detailed above (which replaced the Bonus Share Plan (BSP) and the Long Term Incentive Plan (LTIP), effective 1 January 2018, as advised in the 2016 Remuneration report, at below threshold performance (which will result in zero variable pay); threshold; target; and maximum performance.

The graphs are modelled on a business performance score of 60% (company modifier), which reflects historical performance.

Chief executive officer
(Rm)
Base salary Benefits DSP cash DSP deferral
Below threshold 13 5
Threshold 13 5 5 10
Target 13 5 11 21
Maximum 13 5 17 35



Chief financial officer
(Rm)
Base salary Benefits DSP cash DSP deferral
Below threshold 8 1
Threshold 8 1 3 6
Target 8 1 6 13
Maximum 8 1 10 21



Executive committee
(Rm)
Base salary Benefits DSP cash DSP deferral
Below threshold 7 1
Threshold 7 1 2 5
Target 7 1 4 11
Maximum 7 1 7 18



Prior period short- and long-term incentives

With effect from January 2018, AngloGold Ashanti has implemented the DSP, which replaced all previous short- and long-term incentive plans. However, for purposes of the implementation report, which reflects the incentives payable for 2017, the following section describes the short- and long-term incentives applicable for 2017.



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Operation and objective	Maximum opportunity	Performance measures
Short-Term Incentive (Bonus Share Plan – BSP)		
STIP metrics are defined annually and weightings are applied to each measure. The metrics are defined against the objectives that most strongly drive company performance and are heavily weighted to production, cost and safety. Each metric is weighted and has a threshold, target and stretch definition based on the company budget and the desired stretch targets for the year. The STIP is delivered as a cash element and a deferred equity element which is fully realised after 24 months. At the end of each financial year, the company's and CEO's performances are assessed by Remco and the board against the defined metrics to determine the award to be granted. Stratum III employees and above who are not on production bonuses, qualify for participation. The deferral is intended to be delivered in equity, but Remco retains the discretion to deliver in cash should there be a requirement, for example, where the shares available for issue are below the required amount to satisfy employee allocation needs. Participation in the STIP is at the discretion of the Remco.	**CEO:** Maximum award – 200% of base salary (cash 80% + deferred equity/cash award 120%) Target award – 100% (cash 40% + deferred equity/ cash award 60%) Threshold award – 50% (cash 20% + deferred equity/ cash award 30%) Below threshold achievement results in a 0% payment **CFO:** Maximum award – 175% (cash 70% + deferred equity/cash award 105%) Target award – 87.5% (cash 35% + deferred equity/cash award 52.5%) Threshold award – 43.75% (cash 17.5% + deferred equity/cash award 26.25%) Below threshold achievement results in a 0% payment **EXCO:** Maximum award – 150% (cash 60% + deferred equity/ cash award 90%) Target award – 75% (cash 30% + deferred equity/cash award 45%) Threshold award – 37.5% (cash 15% + deferred equity/cash award 22.5%) Below threshold achievement results in a 0% payment.	**CEO:** Performance measures: 70% company objectives 30% individual KPIs (as reviewed by the board) Both company and individual performance are assessed over the financial year **CFO and EXCO:** Performance measures: 60% company objectives 40% individual KPIs (as reviewed by the CEO, Remco and the board) Both company and individual performances are assessed over the financial year. The company metrics measured are: • Production • All-in sustaining costs • Adjusted free cash flow • Safety, health and environment • Ore Reserve pre-depletion • Project delivery/capital expenditure
Co-Investment Plan		
The CIP is offered annually to create shareholding opportunity for executives to meet their minimum shareholding requirements (introduced in 2013). These were implemented to achieve alignment of shareholder and executive interests The executive invests up to 50% of their net cash bonus in company shares, after 12- and 24-month periods, the company offers an equity match of shares purchased on market, provided the executive remains in employment and retains the original investment	150% of the equity originally invested over a deferred 24-month period.	Quantum based on STIP achievement



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Operation and objective	Maximum opportunity	Performance measures
Long-Term Incentive Plan		
The LTIP metrics are reviewed and defined annually in accordance with the strategy. (It is important to note that any amendment would be applied on a go-forward basis to newly allocated awards with no retrospective metric changes to existing awards.) Weightings are provided to the metrics which must be achieved over a three-year period. The TSR is measured against a carefully selected peer group of 10 comparators that was recommended by the Remco and approved by the board. The comparator group is retained for measurement for the full three-year review period. The score against all relevant measures contributes towards the percentage of total awards that will vest at the end of the three-year period. Only senior management from Stratum IV and above are eligible to participate in the LTIP. A share under the LTIP is a fully paid ordinary share in the capital of the company, subject to performance vesting restrictions. The dilution may not exceed 5% of the company's ordinary share capital. Participation in the LTIP is at the discretion of the Remco.	**CEO:** Range of award – 160% – 250% of base salary **CFO:** Range of award – 140% – 200% of base salary **EXCO:** Range of award – 140% – 200% of base salary	The TSR is calculated by the growth in capital from purchasing a share in the company, assuming that the dividends are reinvested each time they are paid. The TSR is then used to rank the performance of the company against its competitors (Barrick, Gold Fields, Harmony, Kinross, Goldcorp, Newmont, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater). The remaining 50% performance measurement are: • Operational performance (measured through, all in cost, project delivery and asset optimisation) • Future optionality (measured by technology innovation and Mineral Resource and Ore Reserve) • Development and attraction and retention of people (measured by the succession (strategic) cover ratio and talent retention) • A safety multiplier applied to the total score which can either enhance or detract from the final score by 20%. The safety multiplier cannot however increase the maximum pay-out above the defined caps
Dividends		
At vesting equivalent cash payments subject to applicable PAYE are provided to all participants of the STIP and LTIP.	In line with AngloGold Ashanti dividend payments.	Paid post vesting.

REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Alignment of strategy, pay and performance in the DSP scheme

DSP metrics:
- Production
- All-in sustaining costs
- Normalised cash return on equity
- Relative and absolute total shareholder return
- Asset optimisation
- Safety

DSP metrics:
- Mineral Resource additions pre-depletion
- Ore Reserve pre-depletion
- Production
- All-in sustaining costs
- Relative and absolute total shareholder return



OUR CORE STRATEGIC FOCUS AREAS
Optimise overhead, costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
Supporting our strategy for sustainable cash flow improvements and returns

DSP metrics:
- Production
- All-in sustaining costs
- Relative and absolute total shareholder return
- Asset optimisation

DSP metrics:
- Ore Reserve pre-depletion
- Mineral Resource additions pre-depletion
- Relative and absolute total shareholder return
- All-in sustaining costs

DSP metrics:
- People
- Safety
- Environment, health and community
- Relative and absolute total shareholder return

In line with AngloGold Ashanti's strategic objectives, the DSP metrics were designed to deliver on these key focus areas.

- **Maintain a strong foundation:** People are the foundation of our business. Our business must operate according to our values if it is to remain sustainable in the long term. This includes a drive to improve safety performance, reduce fatalities, and retain key skills
- **Improving financial flexibility:** Ensuring that our balance sheet remains able to meet our funding needs
- **Optimise our cost base:** Ensure that all spend is optimally structured and necessary to fulfill the core business objectives
- **Improve portfolio quality:** A focus on a portfolio of assets that must be actively managed to improve the overall mix of our production base as we strive for a competitive valuation as a business
- **Maintain long-term optionality**, albeit at a reasonable cost: Creating a competitive pipeline of long-term opportunities



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Recruitment policy

When recruiting executives, a comparative benchmarking exercise will be undertaken to determine the size, nature and complexity of the role and also skills availability in the market prior to making a competitive offer. For new appointments, the Remco may compensate for remuneration forfeited from the previous employer. The intention is to not grant more than the executive would have received in a 12-month period. However, Remco does have the discretion to compensate higher values if, through a fair value valuation, it can be demonstrated that the amount forfeited exceeds that granted. Remco will compensate the amount forfeited through variable pay which can be a combination of equity and cash.

Termination policy

Members of the executive management team have open-ended contracts (except where prescribed retirement ages apply) with termination periods defined in their contracts. In addition, incentive scheme rules clearly specify termination provisions by termination category. In the event of a termination, the company has the discretion to allow the executive to either work out their notice or to pay the guaranteed pay for the stipulated notice period in lieu of notice.

Guaranteed pay includes base salary and other benefits as detailed in the table, but excludes variable pay.

Reasons for termination

	Voluntary resignation	Dismissal/ termination for cause	Normal and early retirement, retrenchment and death	Mutual separation
Base salary	Paid over the notice period or as a lump sum	Base pay will be paid until employment ceases	Base pay is paid for a defined period based on cause and local policy as executives have different employment entities	Paid over the notice period or as a lump sum
Pension	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed	Pension will be paid until employment ceases	Pension will be paid until such time that employment ceases	Pension contributions for the notice period will be paid; the lump sum would not include pension contributions unless contractually agreed
Medical provisions	Where applicable medical provision for the notice period will be paid; the lump sum would not include contributions unless it is contractually agreed.	Medical provision/payment will be provided until employment ceases	Medical provision/payment will be provided until such time that employment ceases	Where applicable, medical provision for the notice period will be paid; the lump sum would not include contributions unless contractually agreed.
Benefits	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis	Benefits will fall away when employment ceases	Benefits will fall away at such time that employment ceases	Applicable benefits may continue to be provided during the notice period but will not be paid on a lump sum basis
DSP cash bonus	Forfeit, no bonus	No bonus	Discretion to pro-rate for period worked	Discretion to pro-rate for period worked
Deferred cash awards	Unvested awards lapse	Unvested awards lapse	The vesting date will be accelerated, and the participant shall be entitled to receive a proportion of the unvested deferred cash	The vesting date will be accelerated, and the participant shall be entitled to receive a proportion of the unvested deferred cash
Deferred share awards	Unvested awards lapse	Unvested awards lapse	Participant may continue to hold shares post termination of employment. Vested shares may be exercised within six months following termination date	Participant may continue to hold shares post termination of employment. Vested shares may be exercised within six months following termination date



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Minimum shareholding requirements

Remco is of the opinion that share ownership by executive management demonstrates their commitment to the success of the company, and serves to reinforce the alignment between executive and shareholder interests. With effect from March 2013, a minimum shareholding requirement (MSR) was introduced for the executive team.

All executive management are required to have a minimum shareholding in the company as per the table below:

	Within three years of appointment/from introduction of the MSR	Within six years of appointment/from introduction of the MSR	Holding period required
CEO	100% of net annual base salary	200% of net annual base salary	Indefinite
Executive management	75% of net annual base salary	150% of net base salary	Indefinite

The following count towards an individual's MSR:

- JSE shares purchased on the market, either directly or indirectly, for personal reasons
- Vested shares from the company's previous share incentive schemes (BSP and LTIP and any other historic schemes), as well as vested shares from the company's current Deferred Share Plan

Service contracts

All members of the executive management team have permanent employment contracts which entitle them to standard group benefits as defined by their specific region and participation in the company's DSP.

South African executives are paid a portion of their remuneration offshore which is detailed under a separate contract. This reflects global roles and responsibilities and considers offshore business requirements. All such earnings are subject to tax in South Africa.

Change in control and notice periods

Executive management team contracts are reviewed annually and currently continue to include a change in control provision. The change in control is subject to the following triggers:

- The acquisition of all or part of AngloGold Ashanti; or
- A number of shareholders holding less than 35% of the company's issued share capital consorting to gain a majority of the board and make management decisions; or
- Executive management contracts are either terminated or their role and employment conditions are curtailed.

In the event of a change in control becoming effective, the executive will in certain circumstances be subject to both the notice period and the change in control contract terms. The vesting date of a portion of unvested DSP awards will be accelerated to the date of the event. The balance of the shares will vest on the original vesting dates.

Remuneration consultants

Where appropriate, Remco obtains advice from independent remuneration consultants. The consultants are employed directly by Remco and engage directly with them to ensure independence.

Following a review of potential advisors, Remco appointed PricewaterhouseCoopers (PwC) to provide specialist, independent remuneration advice on all forms of executive and non-executive pay. It is the committee's practice to undertake a detailed review of potential advisors every three years. PwC's appointment was most recently extended by the Committee for a further three years following a review of the quality of advice received, and a review of advisors in the external market.



REMUNERATION REPORT CONTINUED

Section two: overview of remuneration policy

Key focus areas for 2017 with which PwC assisted were:

- Gini co-efficient, wage differential calculations and associated benchmarking
- Market trends, updates and best practice guidelines
- Committee training where required

In line with best common practice, Remco, which is comprised solely of independent non-executive directors, engages independent consultants in relation to remuneration related matters. The current advisor is PwC whose appointment, terms of reference and fees payable are determined solely by the Remco. PwC is invited to attend all the meetings of the committee and have regular access to the chairman and members of the committee. PwC informs and assists the committee's deliberations by drawing on their global reach and perspective on compensation matters and trends. They brief the remuneration committee on regulatory developments in South Africa and major international markets. They comment on technical matters, and generally opine on the committee's work. Each year, the committee evaluates the performance of PwC as the independent advisor and sets their fees to reflect time commitment, value added and market norms. For the year ended on 31 December 2017, the fees payable to PwC amounted to ~R315,000 (2016: R ~260,000). This excludes a once-off fee of ~R800,000 for incentive scheme development.

Additionally, the committee avails itself of the services and output of Mercer, who provide global survey data and analysis. Mercer's charges amounted to ~ R460,620 (2016: R ~ 440,000).

Non-executive directors' remuneration policy

The company's non-executive directors are paid based on their role and there is no differentiation by nationality. The policy is applied using the following principles:

- A board fee is paid for the six annual board meetings and board committee members receive annual committee fees for participation
- Fees are reviewed annually and increases implemented in July. They are set using a global comparator group which is derived from companies with similar size, complexity and geographic spread
- Non-executive directors receive a travel allowance for travel outside of their home country for site visits and board meetings
- Non-executive directors are not eligible to receive any short- or long-term incentives

For the fourth successive year, no increase to non-executive director fees will be requested in the 2018 annual general meeting.

Non-binding advisory vote on our Remuneration Policy

In terms of the JSE Listings Requirements, shareholders will be required to cast a non-binding advisory vote on the remuneration policy as presented in this report.

Voting results on our remuneration policy at the 2017, 2016 and 2015 annual general meetings was as follows:

	Vote for	Votes against	Votes withheld
Remuneration policy			
16 May 2017	98.23	1.77	0.60
4 May 2016	87.17	12.83	0.30
6 May 2015	84.98	15.02	7.15



92

Picture: Iduapriem, Ghana



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

This section of the Remuneration Report explains the implementation of our remuneration policy by providing details of the remuneration paid to executives and non-executive directors for the financial year ended 31 December 2017. The 2017 year was one of transition from the old STI and LTI to the new DSP, under which rewards will be made from 2018 onwards.

For 2017, two new longer-term performance metrics were introduced as transitionary measures (absolute total shareholder return and normalised cash return on equity). Long-term incentives were cash settled. This was as a result of the diminishing share pool.

Executive pay

In 2017, the gold price remained relatively stable, while the share price displayed ongoing volatility. Cost control remained a key imperative and the external market reflected similar challenges.

On behalf of AngloGold Ashanti, Mercer conducts an annual bespoke survey of executive remuneration. For 2017, Remco reviewed the comparator group against AngloGold Ashanti to ensure that changes in the market had not led to variances that made the current matches inappropriate. The review consisted of a detailed analysis of companies who it was felt were appropriate for inclusion in the benchmark. The companies included in the comparator group were ranked in terms of a number of criteria selected in areas which were aligned with AngloGold Ashanti. The table alongside summarises the final comparator group.

2017 Comparator benchmark group

Anglo American Platinum Limited

Barrick Gold Corporation

Goldcorp Incorporated

Gold Fields Limited

Harmony Gold Mining Company Limited

Impala Platinum Holdings Limited

Kinross Gold Corporation

Lonmin Plc

Newmont Mining Corporation

Randgold Resources Limited

Sasol Limited

Sibanye-Stillwater

South32 Limited

Yamana Gold Incorporated

In 2017, the annual January increases resulted in each member of the executive management team receiving an increase in line with the CPI in their respective jurisdictions.

In 2017, certain changes were made to the executive management team. Ron Largent, the Chief Operating Officer – International retired effective the end of June 2017, and Ludwig Eybers was appointed as his replacement on 22 February 2017, in line with our succession planning process. The remuneration impact was as follows:

- Ron Largent received the standard payments as per policies currently in place for retirement at AngloGold Ashanti. He therefore received the following:
  - Pro-rata BSP shares for all unvested awards
  - Pro-rata LTIP shares for all unvested awards
  - An ex-gratia bonus of $520,000 in lieu of a performance bonus for the six months worked in 2017

- Ludwig Eybers was appointed on a base salary of R7,400,000



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

The table below summarises our executive director and prescribed officer remuneration for 2017. It comprises an overview of all the pay elements available to the executive management team for the 12-month period ended 31 December 2017.

Figures in thousands	Appointed with effect from	Resigned/ retired with effect from	Salary [1]	Performance related payments (STIP) [2]	Pension	Other benefits and encashed leave [3]	Sub-total	Exercised BSP share Award value	Exercised LTIP share Award value	Total SA rands	Total US dollars [4]
Executive directors											
S Venkatakrishnan	2017	Full year	13,318	8,382	3,296	3,388	28,384	–	–	28,384	2,134
	2016	Full year	12,660	7,323	3,133	3,785	26,901	–	–	26,901	1,832
KC Ramon	2017	Full year	8,423	4,607	727	1,627	15,384	–	–	15,384	1,157
	2016	Full year	8,007	4,354	800	743	13,904	–	–	13,904	947
Prescribed officers											
I Boninelli	2017		–	–	–	–	–	–	–	–	–
	2016	31 March	1,607	–	161	10,124	11,892	12,704	12,291	36,887	2,513
CE Carter [5]	2017	Full year	9,408	4,411	1,330	1,717	16,866	5,592	2,646	25,104	1,887
	2016	Full year	10,180	4,439	1,523	2,058	18,200	4,342	–	22,542	1,535
GJ Ehm [6]	2017	Full year	8,778	4,116	306	1,489	14,689	3,043	1,545	19,277	1,449
	2016	Full year	9,466	3,740	381	3,781	17,368	4,910	2,570	24,848	1,693
L Eybers [7]	2017	Full year	7,400	3,691	327	2,570	13,988	–	–	13,988	1,051
	2016		–	–	–	–	–	–	–	–	–
RW Largent	2017	30 June	8,189	–	2,887	22,601	33,677	14,154	15,127	62,958	4,733
	2016	Full year	17,722	7,728	3,314	5,810	34,574	13,107	3,184	50,865	3,465
DC Noko [8]	2017	Full year	6,767	3,173	644	1,888	12,472	–	–	12,472	938
	2016	Full year	6,432	2,805	643	4,227	14,107	–	–	14,107	961
ME Sanz Perez	2017	Full year	6,737	3,159	795	1,078	11,769	–	–	11,769	885
	2016	Full year	6,404	2,985	641	2,389	12,419	9,349	2,315	24,083	1,640
CB Sheppard	2017	Full year	7,154	3,354	681	272	11,461	–	–	11,461	862
	2016	Full year	6,604	2,965	674	339	10,582	–	–	10,582	721
TR Sibisi [9]	2017	Full year	5,786	2,886	703	77	9,452	–	–	9,452	711
	2016	18 January	4,887	2,398	497	166	7,948	–	–	7,948	541

[1] Salaries are disclosed only for the periods from or to which office was held, and include car allowances where applicable.

[2] Performance-related payments are calculated on the year's financial results.

[3] Includes health care, pension allowance, cash in lieu of dividends, vested CIP match awards, group personal accident, disability and funeral cover. Surplus leave days accrued are automatically encashed unless work requirements allow for carry over.

[4] Values have been converted using the average annual exchange rate for 2017: R13.3014:$1 (2016: R14.6812:$1).

[5] Benefits for 2017 and 2016 for C Carter include a dependant's scholarship award of $2,500.

[6] GJ Ehm's 2015 increase was delivered as a lump sum payment (2.5% adjustment) of ZAR196,927 in January 2016. He received a project bonus in terms of delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015 and the balance in February 2016, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

[7] L Eybers was appointed prescribed officer on 22 February 2017. Full year figures are however reflected as Mr Eybers was already within AngloGold Ashanti's employment.

[8] DC Noko received a project bonus for delivering against the Obuasi Project Charter. The bonus was based on 60% of pay, of which 40% was paid in 2015 and the balance in February 2016, based on meeting of performance requirements. Other benefits include a secondment allowance for time spent in Ghana.

[9] TR Sibisi commenced employment on 18 January 2016 and as such her remuneration for 2016 is for just over 11 months of the year.

Note that while we have endeavoured to comply with King IV reporting requirements throughout this report, the committee decided to defer adoption of single figure reporting until next year's report, after implementation of the new DSP scheme.



REMUNERATION REPORT *CONTINUED*

Section three: Remuneration Implementation Report – January to December 2017

Minimum shareholding achievements

For the purposes of the MSR calculation, only fully owned and vested awards count towards the determination of the MSR.

Executive	Three year target achievement date	Three-year MSR target achievement percentage	MSR holding as at 31 December 2017 as % of net base pay	Six-year MSR target achievement percentage
Executive directors				
S Venkatakrishnan	March 2016	100%	1,229%	200%
KC Ramon	March 2018	75%	188%	150%
Prescribed officers				
CE Carter	March 2016	75%	239%	150%
GJ Ehm	March 2016	75%	387%	150%
L Eybers [1]	March 2020	75%	58%	150%
DC Noko	March 2016	75%	519%	150%
ME Sanz Perez	March 2016	75%	405%	150%
C Sheppard [2]	March 2019	75%	35%	150%
TR Sibisi [3]	March 2020	75%	21%	150%

[1] Appointed prescribed officer with effect from 22 February 2017 and the three-year MSR achievement is only due in March 2020.
[2] The prescribed officer joined the company 1 June 2015 and the three-year MSR achievement is only due in March 2019.
[3] The prescribed officer joined the company 18 January 2016 and the three-year MSR achievement is only due in March 2020.

Short-term incentive performance outcomes (BSP)

Safety was once again an important issue for AngloGold Ashanti in 2017. Of the 22% allocated to safety, health and environment, 15% of the measure is directly apportioned to safety. Given the poor safety outcome in 2017. 0% was attributed to the safety related measures. The balance of the measures resulted in a good outcome with an achievement of 80.24% out of 100%.

The table overleaf summarises AngloGold Ashanti's remuneration metrics, their weightings, and performance against these metrics applicable to the BSP during 2017.

The BSP company performance distribution over the past five years was as follows:

BSP percentage achieved
(%)



2013	46.10
2014	81.10
2015	81.47
2016	71.14
2017	80.24



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

BSP company performance measure 2017		Target weighting	Achievement	Actual achievement against measures	Threshold measures	Target measures	Stretch measures
Production (000oz)		20%	20.00%	3,755	3,600	3,678	3,755
All-in sustaining costs ($/oz)		20%	19.18%	1,054	1,085	1,068	1,051
Free cash flow ($m)		20%	20%	219	50	105	157
Project delivery/capital expenditure		10%	8.84%		Measured against a detailed project plan		
2017 Ore Reserve pre-depletion, excluding asset sales and mergers and acquisitions (Moz)		4%	4%	3.71	Plus 1.04	Plus 1.66	Plus 2.07
Delivery of Colombian Ore Reserve		4%	4%	To schedule	To schedule	To schedule	To schedule
Safety, health and environment	**AIFR:** three-year rolling average (7.42)	5%	0%	7.49	≥5% performance improvement (7.42)	≥10% performance improvement (7.18)	≥20% performance improvement (6.30)
	FIFR: three-year rolling average (0.061)	5%	0%	0.058	≥5% performance improvement (0.055)	≥10% performance improvement (0.047)	≥20% performance improvement Zero fatalities
	Major hazard management: Preventative action closure rates for incidents with actual and potential high, major and extreme consequences	5%	0%	84%	90% of preventative actions closed out on time	95% of preventative actions closed out on time	100% of preventative actions closed out on time
	High, major or extreme environmental incidents as defined in the Company Incident Classification and Reporting Management Standard	1.25%	0%	3	Two (2) reportable environmental incidents	One (1) reportable environmental incident	Zero (0) reportable environmental incidents
	Environment: site specific bow-tie Environmental Risk Assessments conducted in the risk categories identified on the Group Environment Risk Scoreboard	1.25%	1.22%	39 total bow-ties completed	Two (2) additional bow-tie analysis completed	Three (3) additional bow-tie analysis completed	Four (4) additional bow-tie analysis completed
	Health: Site compliance with the global safety standards on occupational environment and health, wellbeing and fitness for work	2.50%	2%	96%	90% compliance	95% compliance	100% compliance
	Community: Number of human rights violations	1%	0.0%	3 Human rights violations	≤2 human rights violations	≤1 human rights violation	0 human rights violations
	Production loss events as a result of community unrest	1%	1%	0%	≤0.4% of annual budgeted production	≤0.25% of annual budgeted production	≤0.15% of annual budgeted production
Total % for company performance		**100%**	**80.24%**				

REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

2017 cash settled LTIP awards

Final cash settled LTIP (CSLTIP) awards were allocated in 2017, under the previous policy. A total number of 2,572,437 awards were allocated to 123 senior employees. The average overall number per Stratum level (as a percentage of base salary) allocated is as follows:

2017 Comparator benchmark ranking



Stratum level	Average 2017 allocation (as % of base salary)
IV L	60%
IV H	80%
V L	80%
VI L	197%
VI H	200%
VII L	200%

While we envision the 2017 CSLTIP to be cash settled, the company maintains the option to settle in shares bought on market.

The 2017, LTIP introduced two new measures, namely absolute total shareholder return and normalised cash return on equity (nCROE). The full measures are as follows:

2017 LTIP performance measure		Target weighting	Threshold measures	Target measures	Stretch measures
Financial Measures	Relative TSR: Three-year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony, Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater	15%	Median TSR of comparators	Halfway between median and upper quartile	Upper quartile TSR of comparators
	Absolute total shareholder return	15%	USD COE	USD COE + 2%	USD COE + 6%
	Normalised cash return on equity (nCROE)	20%	USD COE	USD COE + 2%	USD COE + 6%
Portfolio optimisation	• Project delivery Kibali (2%), Siguiri (4%), Sadiola (4%)	20%	As per the detailed project delivery matrix approved by the Remco		
	• Asset optimisation as defined by the Management Action Plan (10%)		As defined by the Management Action Plan		
Future optionality	• Mineral Resource	20%	10.71	17.13	21.41
	• Ore Reserve (pre-depletion, asset sales and disposals)		3.17	5.08	6.34
	• Delivery of Colombian Ore Reserve		Measured against budget and schedule		
Core value: People	• Strategic coverage ratio	10%	1:0.60	1:0.70	1:0.85
	• Retention of top talent pool		12% turnover pa	8% turnover pa	5% turnover pa
Core value: Safety	• Major hazard management	±20%	95% critical control compliance	97.5% critical control compliance	100% critical control compliance
	Total	**100%**			

Note: COE = Cost of equity



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

Vesting outcomes of the 2015 LTIP awards

The LTIP distribution reflects ongoing below threshold TSR performance over the three-year period. The table below summarises AngloGold Ashanti's 2015 LTIP metrics, their weightings, and performance against these metrics, which will vest in 2018:

2015 LTIP performance measure		Target weighting	Achievement	Threshold measures	Target measures	Stretch measures
Total Shareholder return	Three-year relative ranking with the selected comparator group. The comparators are: Barrick, Gold Fields, Harmony, Newmont, Kinross, Goldcorp, Gold ETF (World Gold Council SPDR classification), Randgold, Newcrest and Sibanye-Stillwater	50%	0.0%	Sliding scale: 50% – 60%	Sliding scale: 60% – 80%	Sliding scale: 80% – 100%
Portfolio optimisation	– Project delivery – Asset optimisation as defined by the Management Action Plan	20%	12.3%	As per the detailed project delivery matrix approved by the Remco As defined by the Management Action Plan		
Future optionality	– Innovation SA technology	20%	11.9%	Measured against budget		
	– 2015 Mineral Resource (adjusted)			Plus 9Moz	Plus 14Moz	Plus 18Moz
	– 2015 Ore Reserve (adjusted)			Plus 2.9Moz	Plus 4.6Moz	Plus 6Moz
Core value: People	Strategic coverage ratio – measured as a % ratio of key positions with at least one successor ready within one year	10%	10.0%	1:0.50	1:0.60	1:0.75
	Retention of top talent pool measured through key staff retention (turnover excluding retrenchments, retirements and deaths)			12% pa	8% pa	5% pa
Core value: Safety	Percent of basic and leading controls adopted and fully implemented	±20%	Multiplier +20%	Basic controls: ≥90%	Basic controls: 100% Leading controls: ≥50%	Basic controls: 100% Leading controls: ≥90%
	Percent of front-line supervisors trained and found competent in both safety leadership and hazard and risk management			85% front line supervisors trained and found competent	90% front line supervisors trained and found competent	95% front line supervisors trained and found competent
	Total	100%	41.0%			

The LTIP performance over the past five years is illustrated below:

LTIP percentage achieved
(%)



2013
37.2
2014
37.4
2015
32.4
2016
26.1
2017
41.0



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

Total remuneration outcomes:

Srinivasan Venkatakrishnan:
Chief Executive Officer

Start date:	1 July 2000
Notice period:	12 months
Change of control: (as described in the Remuneration Policy section "Change of control and notice periods") on page 181:	12 months

Achievements 2017

Maximum bonus opportunity: **80%** (as % of base pay)	Final bonus result: **62.93%** (as % of base pay)

Chief executive officer – pay elements
(Rm)



Base salary   Benefits   BSP cash bonus   BSP shares   LTIP   CIP

Note: For below threshold performance there are no performance rewards

The total actual pay for Mr Venkatakrishnan in 2017 that could result from the remuneration policy as stated above is shown in relation to target and maximum earning potential. As Mr Venkatakrishnan did not exercise shares in 2017, his actual pay only shows CIP matching.

Key achievements in the year:

- Improved safety performance with the South African region recording its longest ever fatality-free run of 349 days and the International Operations recording 467 days without a fatal accident. Unfortunately the South Africa region faced a significant setback in the fourth quarter of 2017, when there were seven fatalities
- Production performance was turned around. Met or exceeded group production targets for four successive quarters, despite a poor start in the South African region for the first quarter 2017. Final production numbers exceeded the top end of production guidance and annual stretch budget
- Tight capital discipline was maintained with all capital expenditure being optimised and reduced without impacting on the integrity of the business
- The South Africa region was successfully restructured and the sales of Moab Khotsong and Kopanang concluded, saving a significant number of jobs
- Progressive work on the Obuasi project was undertaken. The fiscal, development and security agreements have been signed and are awaiting ratification by the Ghanaian parliament
- Improved production, optimised costs and rationalised capital expenditure assisted in maintaining debt and financial covenant levels stable, notwithstanding increased investment
- Colombian projects were rationalised and the strategy re-set to meet group needs. The Gramalote prefeasibility study is largely complete and the maiden Ore Reserve has been declared
- Further development of brownfields expansion projects progressed on the Siguiri hard rock expansion and power plant project, the Geita power plant, the underground mine at Tropicana and related plant enhancements, and at Sunrise Dam
- Developed internal succession capability in key roles, improved the succession cover ratio and retention of key talent



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

CEO's performance bonus outcome – 2017

2017 performance year bonus outcome	Weighting	Outcome
Financial performance targets:		
Production (000oz)	20%	20.00%
All-in sustaining costs ($m)	20%	19.18%
Adjusted free cash flow ($m)	20%	20.00%
Project delivery/capital expenditure	10%	8.84%
2015 Ore Reserve pre-depletion (Moz)	8%	8.00%
Safety, health and environment	22%	4.22%
Total % for company performance	100%	80.24%
		x
Organisational performance weighting		70.00%
		=
A – Organisational performance weighted outcome		**56.17%**
Individual performance results:		
Actual individual targets and strategic objectives are not individual performance weighting		30.00%
		x
Maximum performance rating bonus correlation		75.00%
		=
B – Maximum bonus opportunity based on individual performance		**22.50%**
Total % of maximum bonus pay opportunity (A+B)		78.67%
		x
Maximum bonus opportunity (as % of base pay)		80.00%
		=
Final bonus result (as % of base pay)		**62.93%**
		x
Base pay during the year		13,318,320
		=
Annual bonus		**8,381,805**

CEO vesting outcome of the 2015 LTIP awards

2015 LTIP performance measures	Weighting	Outcome
Total shareholder return	50%	0.00%
Portfolio optimisation	20%	12.30%
Future optionality	20%	11.90%
Core value: People	10%	10.00%
Total	100%	34.20%
Core value: Safety multiplier	±20%	6.84%
A – LTIP performance measures		**41.04%**
B – Number of shares allocated in 2015		**230,875**
2015 number of shares allocated based on 200% of annual basic salary		
		x
C – Share price as at 23 February 2018		**115.00**
		=
Value of 2018 vesting		**10,896,377**

Note: the above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised

In 2014, the CEO started a bursary scheme in conjunction with University of Witwatersrand, South Africa. It is aimed at supporting the education of deserving historically disadvantaged South African students from our operating areas, with a strong bias in favour of women. Total contributions by the CEO into the bursary have been R2.25m since the start, which has been matched equally by the company.

So far, the bursary has benefitted, in whole or in part, 25 students, of whom 20 have graduated with a degree. A number of them have completed their Honours and three students have gone on and successfully passed their Initial Test of Competency (ITC) Board examination, conducted by the South African Institute of Chartered Accountants. The bursary is currently supporting four remaining students and the CEO and the company, are working with the University of Witwatersrand on how best to utilise the surplus currently in the fund to assist those who are presently registered at the university, and in need of funding.



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

Total remuneration outcomes:

Christine Ramon
Chief Financial Officer

Start date:	1 October 2014
Notice period:	6 months
Change of control: (as described in the Remuneration Policy section "Change of control and notice periods") on page 181:	6 months

Achievements 2017

Maximum bonus opportunity: (as % of base pay)	**70%**	**Final bonus result:** (as % of base pay)	**54.70%**

Key achievements in the year:

- Fully managed AngloGold Ashanti's liquidity requirements, ensuring all key metrics remained intact
- Successfully reviewed group-wide tax exposures and opportunities
- Maintained stable debt and financial covenant levels, despite increased investment spend
- Portrayed strong leadership in the successful integration of the Finance and Group Tax functions into the various operations by being actively involved at an operational level and with people and the cost drivers
- Actively participated in the professional financial and accounting policy formulation industry bodies

Chief financial officer – pay elements
(Rm)



Base salary   Benefits   BSP cash bonus   BSP shares   LTIP   CIP

Note: For below threshold performance there are no performance rewards

Total actual pay for Ms Ramon in 2017 that could result from the remuneration policy as stated above is shown in relation to target and maximum earning potential. As Ms Ramon did not exercise shares in 2017 pay only reflects CIP matching.



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

CFO's performance bonus outcome – 2017

2017 performance year bonus outcome	Weighting	Outcome
Financial performance targets:		
Production (000oz)	20%	20.00%
All-in sustaining costs ($m)	20%	19.18%
Adjusted free cash flow ($m)	20%	20.00%
Project delivery/capital expenditure	10%	8.84%
2015 Ore Reserve pre-depletion (Moz)	8%	8.00%
Safety, Health and Environment	22%	4.22%
Total % for company performance	100%	80.24%
		x
Organisational performance weighting		60.00%
		=
A – Organisational performance weighted outcome		**48.14%**
Individual performance results:		
Actual individual targets and strategic objectives are not individual performance weighting		40.00%
		x
Maximum performance rating bonus correlation		75.00%
		=
B – Maximum bonus opportunity based on individual performance		**30.00%**
Total % of maximum bonus pay opportunity (A+B)		**78.14%**
		x
Maximum total bonus opportunity (as % of base pay)		70.00%
		=
Final bonus result (as % of base pay)		**54.70%**
		x
Base pay during the year		8,422,943
		=
Annual bonus		**4,607,417**

CFO vesting outcome of the 2015 LTIP awards

2015 LTIP performance measures	Weighting	Outcome
Total shareholder return	50%	0.00%
Portfolio optimisation	20%	12.30%
Future optionality	20%	11.90%
Core value: People	10%	10.00%
Total	100%	34.20%
Core value: Safety multiplier	±20%	6.84%
A – LTIP performance measures		**41.04%**
B – Number of shares allocated in 2015		**114,637**
2015 number of shares allocated based on 200% of annual basic salary		
		x
C – Share price as at 23 February 2018		**115.00**
		=
Value of 2018 vesting		**5,410,408**

Note: the above value is an estimate and the actual value can only be determined based on the share price as at the date when the award is exercised



REMUNERATION REPORT CONTINUED

Section three: Remuneration Implementation Report – January to December 2017

Non-executive directors' fees and allowances

The board has elected to not to take an increase in 2017, given prevailing market conditions. This will be the fifth consecutive year that the non-executive directors have not received an increase.

The table below summarises directors' fees for the period as well as the comparative totals for 2016 and 2015:

	Director fees	Committee fees	Travel allowance	Total	Total	Total
US dollars	**2017**				**2016**	**2015**
SM Pityana (Chairman)	312,500	59,750	–	372,250	378,250	411,250
AH Garner	123,500	43,500	33,750	200,750	199,500	203,750
LW Nkuhlu [1]	43,500	33,500	–	77,000	255,750	260,250
MJ Kirkwood	123,500	68,500	38,750	230,750	249,500	241,750
NP January-Bardill	123,500	56,000	–	179,500	189,500	189,250
R Gasant	123,500	58,500	–	182,000	193,250	195,250
RJ Ruston	123,500	56,000	32,500	212,000	230,750	226,250
MDC Richter	123,500	48,500	31,250	203,250	199,500	204,250
DL Hodgson	123,500	43,500	–	167,000	175,750	180,250
SV Zilwa [2]	90,000	45,000	–	135,000	–	–
Total	**1,310,500**	**512,750**	**136,250**	**1,959,500**	**2,071,750**	**2,112,250**

[1] Director retired with effect from 16 May 2017

[2] Director joined with effect from 1 April 2017

Shareholder vote on non-executive directors' remuneration

The table below sets out the results of the vote on non-executive director's remuneration in 2017, as well as the vote on remuneration at the 2016 and 2015 annual general meetings.

Remuneration of non-executive directors	Vote for	Vote against	Vote withheld
16-May-17	98.31	1.69	0.30
04-May-16	91.25	8.76	0.12
06-May-15	89.21	10.79	0.77



APPROVALS AND ASSURANCES



AngloGold Ashanti's annual reports for the 2017 financial year have been approved and assured as follows:

<IR>   Integrated Report 2017

The Integrated Report for the year ended 31 December 2017 was recommended by the Audit and Risk Committee for approval by the board, and was approved by the board of directors on 19 March 2018.

<AFS>   Annual Financial Statements 2017

The Annual Financial Statements for the year ended 31 December 2017 were approved by the board of directors on 19 March 2018. The financial statements were prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by Meroonisha Kerber, the group's Senior Vice President: Finance. This process was supervised by Christine Ramon, the group's Chief Financial Officer, and Srinivasan Venkatakrishnan, the group's Chief Executive Officer.

In accordance with the Companies Act, No. 71 of 2008, as amended, the Annual Financial Statements for AngloGold Ashanti Limited, for the year ended 31 December 2017, were audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found in the <AFS>.

<R&R>   Mineral Resource and Ore Reserve Report 2017

The Mineral Resource and Ore Reserve information as included in the Integrated Report was approved by the board of directors on 19 March 2018.

The chairman of the Mineral Resource and Ore Reserve Steering Committee is responsible for AngloGold Ashanti's Mineral Resource and Ore Reserve processes and systems and is satisfied that, as reported in the <R&R>, the Competent Persons have fulfilled their responsibilities.

<SDR>   Sustainable Development Report 2017

The <SDR> was approved by the board of directors on 19 March 2018. Independent combined reasonable and limited assurance of this report was provided by Ernst & Young Inc.

Picture: AGA Mineração, Brazil



SECTION 6

SHAREHOLDER AND CORPORATE INFORMATION

We provide information relating to our shareholders and useful administrative detail relating to the company.







SHAREHOLDER INFORMATION

AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 and operates under the South African Companies Act No. 71 of 2008, as amended, with a primary listing on the JSE in South Africa.

Company history – in brief

AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti in its current form, was formed in April 2004 following the business combination of AngloGold Limited (AngloGold) with Ashanti Goldfields Company Limited (Ashanti).

Stock exchange listings

AngloGold Ashanti is an independent gold producer with a diverse spread of shareholders comprising the world's largest financial institutions.

At the end of December 2017, AngloGold Ashanti had 410,054,615 ordinary shares in issue and a market capitalisation of $4.18bn (2016: $4.29bn). As at 19 March 2018, the date of this report, the market capitalisation was $3.71bn.

The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in New York (NYSE), in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic Sub-register System (CHESS) Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Shareholder diary

- Financial year end: 31 December
- Suite of 2017 annual reports published: 29 March 2018
- Annual general meeting: 16 May 2018

Change of details

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual reports

The 2017 suite of annual reports is available on the corporate reporting website, www.aga-reports.com.

Shareholdings

The top 10 shareholders together own 38.33% of the shares in issue. There is one shareholder with a holding exceeding 5% of the total ordinary issued share capital. A comparison of the top 10 shareholders and their holdings is as follows:

The Bank of New York Mellon holds 159,347,405 shares, being a holding of 39% (2016: 176,085,993 shares, a holding of 43%), through various custodians in respect of AngloGold Ashanti's American Depositary Share Programme on the NYSE.

As at 31 December 2017, the top 10 shareholders in AngloGold Ashanti were:

Rank	Shareholder	No. of shares	% of issued share capital
1	BlackRock Inc (Combined)	38,926,159	9.49
2	Public Investment Corporation (Pretoria)	25,808,607	6.29
3	VanEck Global (New York)	18,860,494	4.60
4	Investec Group (Combined)	17,799,709	4.34
5	Dimensional Fund Advisors (London)	16,228,876	3.96
6	Old Mutual (Combined)	15,560,591	3.79
7	The Vanguard Group, Inc (Combined)	15,215,012	3.71
8	Paulson & Co (New York)	12,782,400	3.12
9	State Street Corporation (Combined)	10,049,336	2.45
10	Franklin Resources (Combined)	7,805,748	1.90



SHAREHOLDER INFORMATION CONTINUED

Shareholder spread as at 31 December 2017:

Class of shareholder	Number of shares held	% of total shares in issue	Number of shareholders	% of total shareholders
Public shareholders	403,380,942	98.38	11,916	99.92
Non-public: Directors	300,023	0.07	8	0.07
Strategic holdings (government of Ghana)	6,373,650	1.55	1	0.01
Total	**410,054,615**	**100.00**	**11,925**	**100.00**

Stock exchange data

	High (R or $/share)	Low (R or $/share)	Average (R or $/share)	Volume traded (000)	Ave monthly volume traded (000)
JSE					
2017	183.50	116.65	141.55	461,832	1,818
2016	317.00	114.80	209.18	507,000	1,772
NYSE					
2017	13.52	8.94	10.59	2,520	3,036
2016	22.65	7.33	14.35	3,762	4,190

Source: Bloomberg

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. For the year ended 31 December 2017, the directors of AngloGold Ashanti declared a gross cash dividend per ordinary share of 70 South African cents (assuming an exchange rate of R11.66/$, the gross dividend payable per ADS is equivalent to 6 US cents). The dividend policy now provides for an annual dividend payment to be based on 10% of the free cash flow generated by the business for that financial year, before growth capital expenditure. The board will exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.

Withholding tax

On 1 April 2012, the South African government imposed a withholding tax on dividends and other distributions payable to shareholders. The withholding tax rate was increased from 15% to 20% with effect from 1 March 2017.

Annual general meeting

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 16 May 2018 in person, will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The Companies Act provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held.

There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.

Options granted in terms of the share incentive scheme do not carry rights to vote.



FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.



ADMINISTRATION AND CORPORATE INFORMATION

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares)   AGA
GhSE: (GhDS)   AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z504
6, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*§
(Chief Executive Officer)
KC Ramon^ (Chief Financial Officer)

Non-Executive
SM Pityana^ (Chairman)
A Garner#
R Gasant^
DL Hodgson^
NP January-Bardill^
MJ Kirkwood*
M Richter#
RJ Ruston~
SV Zilwa^

*   British   § Indian   # American
~   Australian   ^ South African

Officers
Executive Vice President – Legal, Commercial
and Governance and Company Secretary:
ME Sanz Perez

Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com

Sabrina Brockman
Telephone: +1 646 880 4526
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
companysecretary@anglogoldashanti.com

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website: queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302
235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone:
+1 866-244-4140
(Toll free in USA)
or +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and
dividend reinvestment plan for
AngloGold Ashanti
Telephone: +1-888-BNY-ADRS



ANGLOGOLDASHANTI

www.anglogoldashanti.com / www.aga-reports.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance